               As filed with Securities and Exchange Commission on
                                  May 1, 2002
                                                      Registration No. 333-73672
         -----------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------
                                    FORM S-6
                       PRE-EFFECTIVE AMENDMENT No.1 to the
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                           ---------------------------
                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                              (Exact Name of Trust)
                     GENERAL AMERICAN LIFE INSURANCE COMPANY
                               (Name of Depositor)
                                700 Market Street
                               St. Louis, MO 63101
              (Address of depositor's principal executive offices)

                              ---------------------
                                 MARIE C. SWIFT
                            Associate General Counsel
                       Metropolitan Life Insurance Company
                               501 Boylston Street
                           Boston, Massachusetts 02117
                     (Name and address of agent for service)

                                   Copies to:
                                 STEPHEN E. ROTH
                         Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20004

                           ---------------------------
Title of Securities Being Registered: Units of Interest in Flexible Premium Variable Life Insurance Policies.

             As soon as practicable after the effective date of this
                             Registration Statement
                 (Approximate date of proposed public offering)

The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                       REGISTRATION STATEMENT ON FORM S-6

                              CROSS-REFERENCE SHEET


FORM N-8B-2
ITEM NO.                       CAPTION IN PROSPECTUS
--------                       ---------------------
1                              Cover Page
2                              Cover Page
3                              Inapplicable
4                              Distribution of the Policies
5                              General American
6                              The Separate Account
9                              Inapplicable
10(a)                          Other Policy Features
10(b)                          Policy Values and Benefits
10(c), (d), (e)                Death Benefit; Cash Value; 24 Month Conversion Right; Surrender;
                               Partial Withdrawal; Right to Examine the Policy;
                               Loan Provision; Transfer Option; Premiums
10(f), (g), (h)                Voting Rights; Rights Reserved by General American
10(i)                          Limits to General American's Right to Challenge the Policy; Payment
                               of Proceeds; Investment Options
11                             The Separate Account
12                             Investments of the Separate Account; Distribution of the Policies
13                             Charges and Expenses; Distribution of the Policies; General
                               American's Income Taxes; Appendix A
14                             Amount Provided for Investment Under the Policy; Distribution of the
                               Policies
15                             Premiums
16                             Investments of the Separate Account
17                             Captions referenced under Items 10(c), (d), (e) and (i) above
18                             The Separate Account
19                             Reports; Distribution of the Policies
20                             Captions referenced under Items 6 and 10(g) above
21                             Loan Provision
22                             Inapplicable
23                             Distribution of the Policies
24                             Limits to General American's Right to Challenge the Policy
25                             General American
26                             Distribution of the Policies
27                             General American
28                             Management

FORM N-8B-2
ITEM NO.                       CAPTION IN PROSPECTUS
--------                       ---------------------
29                             General American
30                             Inapplicable
31                             Inapplicable
32                             Inapplicable
33                             Inapplicable
34                             Distribution of the Policies
35                             General American
36                             Inapplicable
37                             Inapplicable
38                             Distribution of the Policies
39                             Distribution of the Policies
40                             Distribution of the Policies
41(a)                          Distribution of the Policies
42                             Inapplicable
43                             Inapplicable
44(a)                          Investments of the Separate Account; Amount Provided for Investment
                               Under the Policy; Deductions from Premiums;
                               Flexible Premiums
44(b)                          Charges and Expenses
44(c)                          Flexible Premiums; Deductions from Premiums
45                             Inapplicable
46                             Investments of the Separate Account; Captions referenced under Items
                               10(c), (d) and (e) above
47                             Inapplicable
48                             Inapplicable
49                             Inapplicable
50                             Inapplicable
51                             Cover Page; Death Benefit; Lapse and Reinstatement; Charges and
                               Expenses; Additional Benefits by Rider; 24 Month Conversion Right;
                               Payment Options; Policy Owner and Beneficiary; Premiums;
                               Distribution of the Policies
52                             Rights Reserved by General American
53                             Tax Considerations
54                             Inapplicable
55                             Inapplicable
59                             Financial Statements

                        AMERICAN VISION SERIES VUL 2002

                                Flexible Premium
                        Variable Life Insurance Policies
                                   Issued by
                           Separate Account Eleven of
                    General American Life Insurance Company
                               700 Market Street
                           St. Louis, Missouri 63101
                                 (314) 231-1700


    This prospectus offers individual flexible premium variable life insurance policies (the "Policies") issued by General American Life Insurance Company ("General American").


    The Policy provides premium flexibility. You may choose between two death benefit options. One provides a fixed death benefit equal to the Policy's face amount. The other provides a death benefit that may vary daily with the investment experience of the Eligible Funds. Cash value allocated to the Eligible Funds is not guaranteed, and fluctuates daily with the investment results of the Eligible Funds.

    You allocate net premiums among the investment Divisions of General American's Separate Account Eleven (the "Separate Account"). Each Division of the Separate Account invests in shares of an Eligible Fund. The Eligible Funds are:

NEW ENGLAND ZENITH FUND
State Street Research Money Market Series

State Street Research Bond Income Series

Alger Equity Growth Series
Davis Venture Value Series

Harris Oakmark Focused Value Series


METROPOLITAN SERIES FUND, INC.

Janus Mid Cap Portfolio
Russell 2000(R) Index Portfolio
Putnam International Stock Portfolio
MetLife Stock Index Portfolio

MetLife Mid Cap Stock Index Portfolio


Morgan Stanley EAFE(R) Index Portfolio


Lehman Brothers(R) Aggregate Bond Index Portfolio


State Street Research Aurora Portfolio


Janus Growth Portfolio


Neuberger Berman Partners Mid Cap Value Portfolio

T. Rowe Price Large Cap Growth Portfolio
Harris Oakmark Large Cap Value Portfolio

T. Rowe Price Small Cap Growth Portfolio


State Street Research Large Cap Value Portfolio


State Street Research Diversified Portfolio


MET INVESTORS SERIES TRUST


MFS Mid Cap Growth Portfolio


PIMCO Innovation Portfolio


Met/AIM Mid Cap Core Equity Portfolio


Met/AIM Small Cap Growth Portfolio


PIMCO Total Return Portfolio


State Street Research Concentrated International Portfolio


FIDELITY VARIABLE INSURANCE PRODUCTS FUND ("VIP")


Overseas Portfolio
Equity-Income Portfolio
Growth Portfolio
High Income Portfolio


FIDELITY VARIABLE INSURANCE PRODUCTS FUND II ("VIP II")


Asset Manager Portfolio


AMERICAN FUNDS INSURANCE SERIES


American Funds Growth Fund


American Funds Growth-Income Fund


American Funds Global Small Capitalization Fund


SEI INSURANCE PRODUCTS TRUST


VP Large Cap Value Fund


VP Large Cap Growth Fund


VP Small Cap Value Fund


VP Small Cap Growth Fund


VP International Equity Fund


VP Emerging Markets Equity Fund


VP Core Fixed Income Fund


VP High Yield Bond Fund


VP Emerging Markets Debt Fund


    You receive State Street Research Money Market Division performance until 15 days (less in some states) after we apply your initial premium payment to the Policy. Thereafter, we invest the Policy's cash value according to your instructions.


    You may also allocate net premiums to our General Account in most states. Special limits apply to General Account transfers, premium allocations and withdrawals.


    You may cancel the Policy during the "Right to Examine Policy" period. Replacing existing insurance with the Policy might not be to your advantage. Before you buy a Policy, ask your registered representative if changing, or adding to, current insurance coverage would be advantageous.

    NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE POLICIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


    THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS http://www.sec.gov.


    THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM FOR REFERENCE.

    WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR ELIGIBLE FUNDS WILL PERFORM. THE POLICIES AND THE ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.


                                  MAY  , 2002

                               TABLE OF CONTENTS


                                                              PAGE
                                                              -----
GLOSSARY....................................................    A-4
INTRODUCTION TO THE POLICIES................................    A-5
     The Policies...........................................    A-5
     Availability of the Policy.............................    A-6
     Policy Charges.........................................    A-7
     How the Policy Works...................................   A-12
     Receipt of Communications and Payments at General
      American's Administrative Office......................   A-13
     General American.......................................   A-13
POLICY VALUES AND BENEFITS..................................   A-15
     Death Benefit..........................................   A-15
     Death Proceeds Payable.................................   A-16
     Change in Death Benefit Option.........................   A-16
     Cash Value.............................................   A-17
     Allocation of Net Premiums.............................   A-17
     Amount Provided for Investment under the Policy........   A-18
     Right to Examine Policy................................   A-18
CHARGES AND EXPENSES........................................   A-19
     Deductions from Premiums...............................   A-19
     Surrender Charge.......................................   A-19
     Monthly Deduction from Cash Value......................   A-20
     Charges Against the Eligible Funds and the Divisions of
      the Separate Account..................................   A-23
     Group, Sponsored and Other Special Arrangements........   A-23
PREMIUMS....................................................   A-23
     Flexible Premiums......................................   A-23
     Lapse and Reinstatement................................   A-25
OTHER POLICY FEATURES.......................................   A-25
     Increase in Face Amount................................   A-25
     Loan Provision.........................................   A-25
     Surrender..............................................   A-27
     Partial Withdrawal.....................................   A-27
     Reduction in Face Amount...............................   A-28
     Investment Options.....................................   A-29
     Transfer Option........................................   A-29
     Dollar Cost Averaging..................................   A-30
     Portfolio Rebalancing..................................   A-30
     Change of Insured Person...............................   A-31
     Payment of Proceeds....................................   A-31
     24 Month Conversion Right..............................   A-32
     Payment Options........................................   A-32
     Additional Benefits by Rider...........................   A-33
     Policy Owner and Beneficiary...........................   A-34

                                                              PAGE
                                                              -----
THE SEPARATE ACCOUNT........................................   A-34
     Investments of the Separate Account....................   A-35
     Investment Management..................................   A-37
     Substitution of Investments............................   A-39
     Other Funds and Share Classes..........................   A-39
THE GENERAL ACCOUNT.........................................   A-39
     General Description....................................   A-39
     Values and Benefits....................................   A-39
     Policy Transactions....................................   A-39
DISTRIBUTION OF THE POLICIES................................   A-40
LIMITS TO GENERAL AMERICAN'S RIGHT TO CHALLENGE THE
  POLICY....................................................   A-41
     Misstatement of Age or Sex.............................   A-42
     Suicide................................................   A-42
TAX CONSIDERATIONS..........................................   A-42
     Introduction...........................................   A-42
     Tax Status of the Policy...............................   A-42
     Tax Treatment of Policy Benefits.......................   A-43
     General American's Income Taxes........................   A-45
MANAGEMENT..................................................   A-45
VOTING RIGHTS...............................................   A-48
RIGHTS RESERVED BY GENERAL AMERICAN.........................   A-48
RESTRICTIONS ON FINANCIAL TRANSACTIONS......................   A-48
TOLL-FREE NUMBERS...........................................   A-49
REPORTS.....................................................   A-49
ADVERTISING PRACTICES.......................................   A-49
LEGAL MATTERS...............................................   A-49
REGISTRATION STATEMENT......................................   A-49
LEGAL PROCEEDINGS...........................................   A-50
EXPERTS.....................................................   A-50
APPENDIX A: ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES,
  CASH SURRENDER VALUES AND ACCUMULATED PREMIUMS............   A-51
APPENDIX B: LONG TERM MARKET TRENDS.........................   A-56
APPENDIX C: USES OF LIFE INSURANCE..........................   A-57
APPENDIX D: TAX INFORMATION.................................   A-59
APPENDIX E: GUIDELINE PREMIUM TEST AND CASH VALUE
  ACCUMULATION TEST.........................................   A-60
FINANCIAL STATEMENTS........................................   AA-1

                                    GLOSSARY

     ACCOUNT.  A Division of the Separate Account or the General Account.

     AGE. The age of an insured refers to the insured's age at his or her nearest birthday.

     BASE POLICY.  The Policy without riders.

     CASH SURRENDER VALUE. The amount you receive if you surrender the Policy. It is equal to the Policy's cash value reduced by any Surrender Charge that would apply on surrender and by any outstanding Policy loan and accrued interest.

     CASH VALUE. A Policy's cash value includes the amount of its cash value held in the Separate Account, the amount held in the General Account and, if there is an outstanding Policy loan, the amount of its cash value held in the Loan Account.


     GENERAL ACCOUNT. The General Account is the account that holds all of our assets other than those allocated to the Loan Account or the Separate Account (or any other separate account) and to which you may allocate net premiums. It provides guarantees of principal and interest.


     INVESTMENT START DATE. This is the later of the date we first receive a premium payment for the Policy and the Policy Date.

     LOAN ACCOUNT. The account to which cash value from the Separate and/or General Accounts is transferred when a Policy loan is taken.

     PLANNED PREMIUM. The Planned Premium is the premium payment schedule you choose to help meet your future goals under the Policy. The Planned Premium is a level amount that is subject to certain limits under the Policy.

     PREMIUMS. Premiums include all payments under the Policy, whether a Planned Premium or an unscheduled payment.

     POLICY DATE. If you make a premium payment with the application, the Policy Date is generally the later of the date Part II of the application (if any) was signed and receipt of the premium payment. If you choose to pay the initial premium upon delivery of the Policy, we issue the Policy with a Policy Date which is generally up to 21 days after issue. When you receive the Policy, you will have an opportunity to redate it to a current date.

     TARGET PREMIUM. We use the Target Premium to determine the amount of Surrender Charge that may apply on a surrender, lapse, face amount reduction, or a partial withdrawal or change in death benefit option that results in a face amount reduction. The Target Premium varies by issue age, sex, smoking status and any substandard rating of the insured and the Policy's base face amount.

     YOU.  "You" refers to the Policy Owner.

                          INTRODUCTION TO THE POLICIES

THE POLICIES

     The Policies are designed to provide lifetime insurance coverage. They are not offered primarily as an investment.

     Here is a summary of the Policy's basic features. You should read the entire prospectus for more complete information.

     -- You can make premium payments under the Policy based on a schedule you determine, subject to some limits. Your policy also provides flexibility to change your schedule at any time or make a payment that does not correspond with your schedule. We can limit or prohibit payments in some situations. (See "Premiums".)

     -- You can allocate net premiums to one or more of the Divisions of the Separate Account corresponding to mutual fund portfolios, in some states after an initial period in the State Street Research Money Market Division. (See "Allocation of Net Premiums" and "Investment Options".)

     -- The mutual fund portfolios available under the Policy include several common stock funds, including funds which invest primarily in foreign securities, as well as bond funds, balanced funds, and a money market fund. You may allocate your Policy's cash value to a cumulative maximum of 49 accounts (including the General Account) over the life of the Policy. (See "Investments of the Separate Account".)


     -- You may also allocate cash value to the General Account. We provide guarantees of General Account principal and interest. SPECIAL LIMITS
                                                               --------------
         APPLY TO GENERAL ACCOUNT TRANSFERS, PREMIUM ALLOCATIONS AND
         -----------------------------------------------------------
         WITHDRAWALS. We have the right to restrict withdrawals from, and
         ------------
         transfers of cash value and allocations of premiums into, the General Account. (See "The General Account".)


     -- The cash value of the Policy will vary daily based on the net investment experience of your Policy's Divisions and the amount of interest credited to your Policy's cash value in the General Account. (See "Cash Value", "Charges and Expenses", "Premiums", "Loan Provision" and "Partial Withdrawal".)

     -- The portion of the cash value in the Divisions is not guaranteed. You bear the investment risk on this portion of the cash value. (See "Cash Value".)

     -- You may choose between two death benefit options and two definitions of life insurance under the Policy. The level option death benefit equals the Policy's face amount. The variable option death benefit equals the face amount plus any cash value, which varies with the net investment experience of your Policy's Divisions and the rate of interest credited on your cash value in the General Account. The death benefit in either case could increase to satisfy tax law requirements if the cash value reaches certain levels. (See "Death Benefit".)

     -- You may change your allocation of future net premiums at any time. (See "Allocation of Net Premiums" and "Investment Options".)

     -- A loan privilege and partial withdrawal feature are available. (See "Loan Provision" and "Partial Withdrawal".)


     -- The Policy allows you to withdraw cash value from the Policy or transfer cash value among the Divisions and the General Account up to twelve times in a Policy year without our consent. Currently, we do not limit the number of Division transfers or withdrawals you may make in a Policy year. We reserve the right to impose a charge of $25 for each transfer or each withdrawal in excess of twelve. Transfers, withdrawals and allocations involving the General Account are subject to special limits. (See "Partial Withdrawal", "Transfer Option" and "The General Account--Policy Transactions".)


     -- Death benefits paid to the beneficiary generally are not subject to Federal income tax. Under current law, undistributed increases in cash value generally are not taxable to you. (See "Tax Considerations".)

     -- Loans, assignments and other pre-death distributions may have tax consequences depending primarily on the amount which you have paid into the Policy but also on any "material change" in the terms or benefits of the Policy or any death benefit reduction. If premium payments, a death benefit reduction, or a material change cause the Policy to become a "Modified Endowment Contract," then pre-death distributions (including loans) will be included in income on an income first basis, and a 10% penalty tax may be imposed on income distributed before the Policy Owner attains age 59 1/2. Tax considerations may therefore influence the amount and timing of premium payments and certain Policy transactions which you choose to make. (See "Tax Considerations".)

     -- If the Policy is not a Modified Endowment Contract, we believe that loans under the Policy will generally not be taxable to you as long as the Policy has not lapsed, been surrendered or terminated. However, the tax consequences associated with loans outstanding after the tenth policy year are uncertain. With some exceptions, other pre-death distributions under a Policy that is not a Modified Endowment Contract are includible in income only to the extent they exceed your investment in the Policy. (See "Tax Considerations".)

     -- During the "Right to Examine Policy" period you can return the Policy for a refund. (See "Right to Examine Policy".)

     -- Within 24 months after a Policy's date of issue, you may exercise the Policy's 24 Month Conversion Right. If you do, we allocate all of your Policy's cash value and future premiums to the General Account. The purpose of the 24 Month Conversion Right is to provide you with fixed Policy values and benefits. (See "24 Month Conversion Right" for a description of this provision and for a description of the variation which applies to Policies issued in Maryland and Connecticut.)

     In many respects the Policies are similar to fixed-benefit universal life insurance. Like universal life insurance, the Policies offer death benefits and provide flexible premiums, a cash value, and loan privileges.

     The Policies are different from fixed-benefit universal life insurance in that the death benefit may, and the cash value will, vary to reflect the investment experience of the selected Divisions.

     The Policies are designed to provide insurance protection. Although the underlying mutual fund portfolios invest in securities similar to those in which mutual funds available directly to the public invest, in many ways the Policies differ from mutual fund investments. The main differences are:

     -- The Policy provides a death benefit based on our assumption of an actuarially calculated risk.

     -- If the cash surrender value is not sufficient to pay a Monthly Deduction, the Policy may lapse with no value unless you pay additional premiums. If the Policy lapses when Policy loans are outstanding, adverse tax consequences may result.

     -- In addition to sales charges, insurance-related charges not associated with mutual fund investments are deducted from the premiums and values of the Policy. These charges include various insurance, risk, administrative and premium tax charges. (See "Charges and Expenses".)

     -- The Separate Account, not the Policy Owner, owns the mutual fund shares.

     -- Federal income tax liability on any earnings is generally deferred until you receive a distribution from the Policy. Transfers from one underlying fund portfolio to another do not incur tax liability under current law.

     --  Dividends and capital gains are automatically reinvested.


     For a discussion of some of the uses of the Policies, see "Appendix C: Uses of Life Insurance".


AVAILABILITY OF THE POLICY

     The Policies are available for insureds age 85 or younger on an underwritten basis and from the age of 20 to 70 on a guaranteed issue basis. (We issue guaranteed issue Policies based on very limited underwriting information.) We may consent to issue the Policies on insureds up to age 90. All persons must meet our underwriting and other requirements.

     The minimum face amount for the base Policy is $50,000 unless we consent to a lower amount.


     We offer other variable life insurance policies that have different death benefits, policy features, and optional programs. However, these other policies also have different charges that would affect your Division performance and cash values. The Policies may also be available with term riders that provide death benefit coverage at a lower overall current cost than coverage under the base Policy; however, term riders have no surrenderable cash value and terminate at the insured's age 100. (See "Other Policy Features--Additional Benefits by Rider".) To obtain more information about these other policies and term riders, contact our Home Office or your registered representative.


     For information concerning compensation paid for the sale of the Policies, see "Distribution of the Policies".

POLICY CHARGES

     PREMIUM-BASED CHARGES.  We deduct the following charges from premiums:

     -- A maximum sales charge of 5% (currently 2% in Policy year 11 and thereafter);


     --  A premium tax charge of 2.5%;


     --  A charge for federal taxes of 1.25%.


         In North Carolina, the maximum sales charge is 5.6% and the maximum premium tax charge is 1.9%.



     SURRENDER CHARGE. A Surrender Charge applies to a lapse, surrender, face amount reduction, or a partial withdrawal or change in death benefit option that results in a face amount reduction during the first ten Policy years, or during the first ten years following a face amount increase (nine years for issue age
90). For the first partial withdrawal in each Policy year, no Surrender Charge will apply on up to 10% of the cash surrender value at the time of withdrawal. The maximum Surrender Charge equals 45% of the Target Premium. After the first Policy year (or after the first year following a face amount increase), the Surrender Charge declines ratably on a monthly basis over the remaining nine years of the Surrender Charge period until it reaches $0 in the last month of the tenth Policy year (or the tenth year following the face amount increase).


     We deduct the Surrender Charge from the Policy's available cash value, regardless of whether that cash value comes from premiums or investment experience.


     PROCESSING CHARGE. We reserve the right to impose a processing charge of $25 on each partial withdrawal in excess of 12 per Policy year. We also reserve the right to impose a $25 processing charge on each transfer between Divisions or between a Division and the General Account in excess of 12 per Policy year.


     MONTHLY DEDUCTION FROM CASH VALUE. We deduct certain charges from the cash value:

     -- Monthly charge for the cost of insurance and for any benefits provided by rider;


     -- Monthly Administration and Issue Expense Charge during the first ten Policy years (and during the first ten Policy years following a face amount increase), that varies by issue age, risk class and, except for unisex Policies, sex of the insured. The monthly charge per $1000 of base Policy and Supplemental Coverage Term Rider face amount ranges from approximately 3 cents to 38 cents. Currently, the charge is applied only to the base Policy face amount;


     -- A Face Amount Increase Administration Charge of $100 that applies to each underwritten face amount increase and is deducted from the Policy's cash value on the monthly anniversary when the increase takes place;

     -- Monthly Policy Charge, currently equal to $25.00 per month in the first Policy year and $6.00 per month thereafter (guaranteed not to exceed these amounts in any year);

     -- Monthly Asset Charge against the cash value in the Separate Account for our mortality and expense risk, currently equal to an annual rate of .60% in Policy years 1 -10; .25% in Policy years 11-20; and .15% thereafter (guaranteed not to exceed .70% in Policy years 1 -10; .35% in Policy years 11 -20; and .25% thereafter).

     CHARGES DEDUCTED FROM THE ELIGIBLE FUNDS. There are daily charges against the Eligible Fund assets for investment advisory services and fund operating expenses.


     NEW ENGLAND ZENITH FUND (CLASS A SHARES). Our affiliate, MetLife Advisers, LLC (formerly New England Investment Management, LLC) advises the series of the New England Zenith Fund. The following table shows the annual operating expenses for each New England Zenith Fund series, based on actual expenses for the year ended December 31, 2001:



                                                              MANAGEMENT    OTHER     TOTAL ANNUAL
SERIES                                                           FEES      EXPENSES     EXPENSES
------                                                        ----------   --------   ------------
State Street Research Bond Income...........................     .40%        .09%         .49%
State Street Research Money Market..........................     .35%        .07%         .42%
Harris Oakmark Focused Value................................     .75%        .12%         .87%*
Davis Venture Value.........................................     .75%        .08%         .83%*
Alger Equity Growth.........................................     .75%        .09%         .84%


------------

* Total Annual Expenses do not reflect certain expense reductions due to directed brokerage arrangements. If we included these reductions, Total Annual Expenses would have been .84% for the Harris Oakmark Focused Value Series and .82% for the Davis Venture Value Series.



     METROPOLITAN SERIES FUND. MetLife Advisers is the investment manager for the Portfolios of the Metropolitan Series Fund, Inc. The Portfolios pay investment management fees to MetLife Advisers and also bear other expenses. The chart below shows the total operating expenses of the Portfolios for the year ended December 31, 2001 (in the case of the State Street Research Large Cap Value Portfolio, anticipated expenses for 2002) after any applicable expense subsidy, as a percentage of Portfolio net assets.



ANNUAL OPERATING EXPENSES



     (AS A PERCENTAGE OF AVERAGE NET ASSETS AFTER ANY APPLICABLE EXPENSE
SUBSIDY)



                                                              MANAGEMENT     OTHER      TOTAL ANNUAL
PORTFOLIO (CLASS A SHARES)                                       FEES       EXPENSES      EXPENSES
--------------------------                                    ----------    --------    ------------
Janus Mid Cap...............................................     .67%         .07%          .74%
Russell 2000 Index..........................................     .25%         .30%          .55%*
Putnam International Stock..................................     .90%         .26%         1.16%**
MetLife Stock Index.........................................     .25%         .06%          .31%
MetLife Mid Cap Stock Index.................................     .25%         .20%          .45%*
Morgan Stanley EAFE Index...................................     .30%         .45%          .75%*
Lehman Brothers Aggregate Bond Index........................     .25%         .13%          .38%
State Street Research Aurora................................     .85%         .13%           98%
Janus Growth................................................     .80%         .15%          .95%*
Neuberger Berman Partners Mid Cap Value.....................     .69%         .12%          .81%**
T. Rowe Price Large Cap Growth..............................     .63%         .13%          .76%**
Harris Oakmark Large Cap Value..............................     .75%         .11%          .86%**
T. Rowe Price Small Cap Growth..............................     .52%         .09%          .61%
State Street Research Large Cap Value.......................     .70%         .15%          .85%*



                                                                                              TOTAL
                                                             MANAGEMENT   12b-1    OTHER      ANNUAL
PORTFOLIO (CLASS E SHARES)                                      FEES      FEES    EXPENSES   EXPENSES
--------------------------                                   ----------   -----   --------   --------
State Street Research Diversified..........................     .43%       .15%     .06%       .64%**


------------

 * Without the applicable expense arrangement (similar to that described below), Total Annual Expenses for the year ended December 31, 2001 would have been .56% for the Russell 2000 Index Portfolio, .52% for the MetLife Mid Cap Stock Index Portfolio, .82% for the Morgan Stanley EAFE Index Portfolio and 2.26% for the Janus Growth Portfolio. Anticipated Total Annual Expenses for the State Street Research Large Cap Value Portfolio would be 1.56% (annualized from the Portfolio's start date of May 1, 2002). Expenses for the Morgan Stanley EAFE Index Portfolio have been restated to reflect the terms of the expense arrangement described below.



** Total Annual Expenses do not reflect certain expense reductions due to directed brokerage arrangements. If we included these reductions, Total Annual Expenses would have been 1.14% for the Putnam International Stock Portfolio, .69% for the Neuberger Berman Partners Mid Cap Value Portfolio, .75% for the T. Rowe Price Large Cap Growth Portfolio, .84% for the Harris Oakmark Large Cap Value Portfolio, and .62% for the State Street Research Diversified Portfolio.



MetLife Advisers and the Metropolitan Series Fund have entered into an Expense Agreement under which MetLife Advisers will waive management fees and/or pay expenses (other than brokerage costs, interest, taxes or extraordinary expenses) ("Expenses") attributable to the Class A shares of certain Portfolios of the Metropolitan Series Fund, so that Total Annual Expenses of these Portfolios will not exceed, at any time prior to April 30, 2003, the following percentages: .55% for the Russell 2000 Index Portfolio; .45% for the MetLife Mid Cap Stock Index Portfolio; .75% for the Morgan Stanley EAFE Index Portfolio; .95% for the Janus Growth Portfolio; and .85% for the State Street Research Large Cap Value Portfolio. Under the agreement, if certain conditions are met, MetLife Advisers may be reimbursed for fees waived and Expenses paid with respect to the Janus Growth Portfolio and the State Street Research Large Cap Value Portfolio if, in the future, actual Expenses of these Portfolios are less than these expense limits.



     MET INVESTORS SERIES TRUST (CLASS A SHARES). The investment adviser for Met Investors Series Trust is Met Investors Advisory LLC ("Met Investors Advisory") (formerly known as Met Investors Advisory Corp.). The Portfolios of Met Investors Series Trust pay investment management fees to Met Investors Advisory and also bear certain other expenses. The total operating expenses of the Portfolios for the year ended December 31, 2001, after any applicable expense subsidy, as a percentage of Portfolio average net assets, were:



ANNUAL OPERATING EXPENSES



     (AS A PERCENTAGE OF AVERAGE NET ASSETS AFTER ANY APPLICABLE EXPENSE
SUBSIDY)



                                                              MANAGEMENT     OTHER      TOTAL ANNUAL
PORTFOLIO                                                        FEES       EXPENSES     EXPENSES*
---------                                                     ----------    --------    ------------
MFS Mid Cap Growth..........................................      .00%         .80%          .80%
PIMCO Innovation............................................      .00%        1.10%         1.10%
Met/AIM Mid Cap Core Equity.................................      .00%         .90%          .90%
Met/AIM Small Cap Growth....................................      .00%        1.05%         1.05%
PIMCO Total Return..........................................      .00%         .65%          .65%
State Street Research Concentrated International............      .00%        1.10%         1.10%


------------

* Met Investors Advisory and Met Investors Series Trust have entered into an Expense Limitation Agreement under which Met Investors Advisory has agreed to waive or limit its fees and to assume other expenses so that the Total Annual Expenses of each Portfolio (other than interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of each Portfolio's business) will not exceed, at any time prior to April 30, 2003, the following percentages; .80% for the MFS Mid Cap Growth Portfolio, 1.10% for the PIMCO Innovation Portfolio, .90% for the Met/AIM Mid Cap Core Equity Portfolio, 1.05% for the Met/AIM Small Cap Growth Portfolio, .65% for the PIMCO Total Return Portfolio and 1.10% for the State Street Research Concentrated International Portfolio. Absent this Agreement, Total Annual Expenses (and Management Fees) for the period ended December 31, 2001 would have been 2.35% (.65%) for the MFS Mid Cap Growth Portfolio, 3.97% (1.05%) for the PIMCO Innovation Portfolio and 1.15% (.50%) for the PIMCO Total Return Portfolio (annualized from the February 12, 2001 start date for these Portfolios); and 6.93% (.75%) for the Met/AIM Mid Cap Core Equity Portfolio, 4.97% (.90%) for the Met/AIM Small Cap Growth Portfolio and 5.44% (.85%) for the State Street Research Concentrated International Portfolio (annualized from the October 9, 2001 start date for these Portfolios). Under certain circumstances, any fees waived or expenses reimbursed by Met Investors Advisory may, with the approval of the Trust's Board of Trustees, be repaid to Met Investors Advisory.

     FIDELITY VIP AND VIP II (INITIAL CLASS SHARES). The investment adviser for VIP and VIP II is Fidelity Management & Research Company ("FMR"). The Portfolios of VIP and VIP II pay investment management fees to FMR and also bear other expenses. For the year ended December 31, 2001, the total operating expenses of the Portfolios, as a percentage of Portfolio average net assets, were:



                                                              MANAGEMENT     OTHER      TOTAL ANNUAL
PORTFOLIO                                                        FEES       EXPENSES     EXPENSES*
---------                                                     ----------    --------    ------------
VIP Equity-Income...........................................     .48%         .10%          .58%
VIP Growth..................................................     .58%         .10%          .68%
VIP Overseas................................................     .73%         .19%          .92%
VIP High Income.............................................     .58%         .13%          .71%
VIP II Asset Manager........................................     .53%         .11%          .64%


------------

* Total annual expenses do not reflect certain expense reductions due to directed brokerage arrangements and custodian interest credits. If we included these reductions, total annual expenses would have been .57% for VIP Equity-Income Portfolio, .65% for VIP Growth, .87% for VIP Overseas Portfolio, .70% for VIP High Income Portfolio and .63% for VIP II Asset Manager Portfolio.



     SEI INSURANCE PRODUCTS TRUST (CLASS A SHARES). The investment adviser for SEI Insurance Products Trust is SEI Investments Management Corporation ("SEI"). The Funds of the SEI Insurance Products Trust pay investment management fees to SEI and also bear other expenses. For the year ended December 31, 2001, the total operating expenses of each Fund, as a percentage of Fund average net assets, were:



ANNUAL OPERATING EXPENSES



     (AS A PERCENTAGE OF AVERAGE NET ASSETS AFTER ANY APPLICABLE EXPENSE
SUBSIDY)



                                                              MANAGEMENT     OTHER      TOTAL ANNUAL
FUND                                                             FEES       EXPENSES     EXPENSES*
----                                                          ----------    --------    ------------
VP Large Cap Value..........................................      .23%         .62%          .85%
VP Large Cap Growth.........................................      .32%         .53%          .85%
VP Small Cap Value..........................................      .61%         .49%         1.10%
VP Small Cap Growth.........................................      .62%         .48%         1.10%
VP International Equity.....................................      .47%         .81%         1.28%
VP Emerging Markets Equity..................................      .73%        1.22%         1.95%
VP Core Fixed Income........................................      .20%         .40%          .60%
VP High Yield Bond..........................................      .46%         .39%          .85%
VP Emerging Markets Debt....................................      .53%         .82%         1.35%


------------

* SEI has voluntarily waived a portion of its management fee in order to keep total operating expenses at a specified level. Absent the fee waiver, the total operating expenses of the Funds would have been 1.14% for the VP Large Cap Value Fund, 1.19% for the VP Large Cap Growth Fund, 1.45% for the VP Small Cap Value Fund, 1.46% for the VP Small Cap Growth Fund, 2.04% for the VP International Equity Fund, 3.70% for the VP Emerging Markets Equity Fund, 1.00% for the VP Core Fixed Income Fund, 1.31% for the VP High Yield Bond Fund and 2.07% for the VP Emerging Markets Debt Fund. SEI may discontinue all or part of its waiver at any time.



     AMERICAN FUNDS INSURANCE SERIES (CLASS 2 SHARES). The investment adviser for American Funds Insurance Series is Capital Research and Management Company ("Capital Research"). The Funds of American Funds Insurance Series pay investment management fees to Capital Research and also bear certain other expenses. For the year ended December 31, 2001, the total operating expenses of each Fund, as a percentage of Fund average net assets, were:



                                                        MANAGEMENT    12b-1     OTHER      TOTAL ANNUAL
FUND                                                       FEES       FEES     EXPENSES      EXPENSES
----                                                    ----------    -----    --------    ------------
American Funds Growth.................................     .37%        .25%      .01%           .63%
American Funds Growth-Income..........................     .33%        .25%      .02%           .60%
American Funds Global Small Capitalization............     .80%        .25%      .03%          1.08%

     An investment adviser or affiliates thereof may compensate General American and/or certain affiliates for administrative, distribution, or other services relating to the Eligible Funds. We (or our affiliates) may also be compensated with 12b-1 fees from the Eligible Funds. This compensation is based on assets of the Eligible Funds attributable to the Policies and certain other variable insurance products that we and our affiliates issue. Some funds or their advisers (or other affiliates) may pay us more than others, and the amounts paid may be significant. An affiliate of General American may also receive brokerage commissions on securities transactions initiated by an investment adviser.


     See "Charges and Expenses".

                              HOW THE POLICY WORKS
PREMIUM PAYMENTS                  [FLOW CHART]
* Flexible
* Planned premium options
* No Lapse Premium (in first five Policy years)
* Secondary Guarantee Premium (to age 100)
CHARGES FROM PREMIUM PAYMENTS
* Sales Load: 5% (currently 2% in Policy years 11 and thereafter)
* Premium Tax Charge: 2.5%
* Charge for Federal Taxes: 1.25%
LOANS
* You may borrow your cash value
* Loan interest charge is 3.5%. (Currently we intend to charge 3.25% interest in Policy years 11-20 and 3.00% thereafter.) We transfer loaned funds out of the General Account and the Eligible Funds into the Loan Account where we credit them with not less than 3.0% interest.
RETIREMENT BENEFITS
* Fixed settlement options are available for policy proceeds
CASH VALUES
* Net premium payments invested in your choice of Eligible Fund investments or the General Account (generally after an initial period in the State Street Research Money Market Division)
* The cash value reflects investment experience, interest, premium payments, policy charges and any distributions from the Policy
* We do not guarantee the cash value invested in the Eligible Funds
* Any earnings you accumulate are generally free of any current income taxes
* You may change the allocation of future net premiums at any time. You may transfer funds among investment options (and to the General Account). Currently we do not limit the number of Division transfers you can make in a Policy year.
*We reserve the right to impose a $25 charge on each partial withdrawal in excess of 12 per Policy year and on each Division transfer (including a transfer between a Division and the General Account) in excess of 12 per Policy year.
* We limit the amount of transfers from (and in some cases to) the General
  Account
* You may allocate your cash value among a maximum of 49 accounts over the life of the Policy.
DEATH BENEFIT
* Level or Variable Death Benefit Options
* Guaranteed not to be less than face amount (less any loan and loan interest) during first five Policy years if the five-year No Lapse Premium guarantee is in effect, or until age 100 if the Secondary Guarantee Rider is in effect.
* On or after age 100, equal to cash value for insureds over age 80 at issue. For insureds age 80 or younger at issue, equal to the greater of (1) cash value and (2) the lesser of the face amount on the Policy anniversary at age 80 and at age 100.
* Income tax free to named beneficiary (generally)
DAILY DEDUCTIONS FROM ASSETS
* Investment advisory fees and other expenses are deducted from the Eligible Fund values
BEGINNING OF MONTH CHARGES
* We deduct the cost of insurance protection (reflecting any substandard risk or guaranteed issue rating) from the cash value each month
* Any Rider Charges
* Policy Charge: $25.00 per month (first year) and $6.00 per month thereafter
* Administration and Issue Expense Charge: Monthly charge ranging from approximately $.03 to $.38 per $1,000 of base Policy face amount that applies during the first ten Policy years or during the first ten Policy years following a face amount increase.
* Face Amount Increase Administration Charge: maximum one-time charge of $100 levied on each underwritten increase in the base Policy's face amount.
* Asset Charge applied against the cash value in the Separate Account at an annual rate of .60% in Policy years 1-10; .25% in Policy years 11-20; and .15% thereafter (guaranteed not to exceed .70% in Policy years 1-10; .35% in Policy years 11-20; and .25% thereafter)
SURRENDER CHARGE
* Applies on lapse, surrender, face amount reduction, or partial withdrawal or change in death benefit option that results in face reduction in first ten Policy years (or in first ten Policy years following a face amount increase). Maximum charge is 45% of Target Premium in first Policy year. After first Policy year, charge reduces ratably on a monthly basis over the remaining nine years of the surrender charge period.
LIVING BENEFITS
* If policyholder has elected and qualified for benefits for disability and becomes totally disabled, we will waive monthly charges during the period of disability up to certain limits.
* You may surrender the Policy at any time for its cash surrender value
* Deferred income taxes, including taxes on certain amounts borrowed, become payable upon surrender
* Grace period for lapsing with no value is 62 days from the first date in which Monthly Deduction was not paid due to insufficient cash value
* Subject to our rules, you may reinstate a lapsed Policy within three years of date of lapse if it has not been surrendered

RECEIPT OF COMMUNICATIONS AND PAYMENTS AT GENERAL AMERICAN'S ADMINISTRATIVE
OFFICE

     We will treat your request for a Policy transaction, or your submission of a payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Administrative Office before the close of regular trading on the New York Stock Exchange on that day. If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open.


     The Administrative Office for various Policy transactions is as follows:



Premium Payments         General American Financial
                         P.O. Box 14490
                         St. Louis, MO 63178-4490

Payment Inquiries and    General American Financial
Correspondence           Remittance Processing
                         4100 Boy Scout Blvd.
                         Tampa, FL 33607
                         (800) 638-9294

Beneficiary and          General American Financial
Ownership                P.O. Box 355
Changes                  Warwick, RI 02887-0355
Surrenders, Loans and    (800) 638-9294
Withdrawals
Division Transfers
Death Claims

Cancellations (Free      General American Financial
Look Period)             13045 Tesson Ferry Road
                         St. Louis, MO 63128

Other Inquiries          (800) 638-9294


GENERAL AMERICAN

     General American was originally incorporated as a stock company in 1933. In 1936, General American initiated a program to convert to a mutual life insurance company. In 1997, General American's policyholders approved a reorganization of the Company into a mutual holding company structure under which General American became a stock company wholly owned by GenAmerica Corporation, an intermediate stock holding company. On January 6, 2000 Metropolitan Life Insurance Company of New York ("MetLife") acquired GenAmerica Corporation, which became GenAmerica Financial Corporation. As a result of that transaction, General American became an indirect, wholly-owned subsidiary of MetLife.


     General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in ten Canadian provinces. The principal offices of General American are located 700 Market Street, St. Louis, Missouri 63101.



     The chart on the next page illustrates the relationship of General American, the General Account, the Separate Account and the Eligible Funds.

[FLOW CHART]

--------------------------------------------------------------------------------
GENERAL AMERICAN


--------------------------------------------------------------------------------
(Insurance company subsidiary of MetLife)
We deduct charges.
We allocate net premiums and net unscheduled payments to your choice of Divisions of the Separate Account or to the General Account.


Premiums


General Account


--------------------------------------------------------------------------------
SEPARATE ACCOUNT


--------------------------------------------------------------------------------


Zenith State Street Research Bond Income Division


Zenith State Street Research Money Market Division


Zenith Alger Equity Growth Division


Zenith Davis Venture Value Division


Zenith Harris Oakmark Focused Value Division


Metropolitan Janus Mid Cap Division


Metropolitan Russell 2000 Index Division


Metropolitan Putnam International Stock Division


Metropolitan MetLife Stock Index Division


Metropolitan MetLife Mid Cap Stock Index Division


Metropolitan Morgan Stanley EAFE Index Division


Metropolitan Lehman Brothers Aggregate Bond Index Division


Metropolitan State Street Research Aurora Division


Metropolitan Janus Growth Division


Metropolitan Neuberger Berman Partners Mid Cap Value Division


Metropolitan T. Rowe Price Large Cap Growth Division


Metropolitan Harris Oakmark Large Cap Value Division


Metropolitan T. Rowe Price Small Cap Growth Division


Metropolitan State Street Research Large Cap Value Division


Metropolitan State Street Research Diversified Division


Met Investors MFS Mid Cap Growth Division


Met Investors PIMCO Innovation Division


Met Investors Met/AIM Mid Cap Core Equity Division


Met Investors Met/AIM Small Cap Growth Division


Met Investors PIMCO Total Return Division


Met Investors State Street Research Concentrated International Division


VIP Equity-Income Division


VIP Growth Division


VIP Overseas Division


VIP High Income Division


VIP II Asset Manager Division


SEI VP Large Cap Value Division


SEI VP Large Cap Growth Division


SEI VP Small Cap Value Division


SEI VP Small Cap Growth Division


SEI VP International Equity Division


SEI VP Emerging Markets Equity Division


SEI VP Core Fixed Income Division


SEI VP High Yield Bond Division


SEI VP Emerging Markets Debt Division


American Funds Growth Division


American Funds Growth-Income Division


American Funds Global Small Capitalization Division


--------------------------------------------------------------------------------
Divisions buy shares of the Eligible Funds.

--------------------------------------------------------------------------------
NEW ENGLAND ZENITH FUND


--------------------------------------------------------------------------------

State Street Research Bond Income Series
State Street Research Money Market Series
Alger Equity Growth Series
Davis Venture Value Series
Harris Oakmark Focused Value Series

--------------------------------------------------------------------------------
METROPOLITAN SERIES FUND, INC.


--------------------------------------------------------------------------------

Janus Mid Cap Portfolio
Russell 2000 Index Portfolio
Putnam International Stock Portfolio
MetLife Stock Index Portfolio
MetLife Mid Cap Stock Index Portfolio
Morgan Stanley EAFE Index Portfolio
Lehman Brothers Aggregate Bond Index Portfolio
State Street Research Aurora Portfolio
Janus Growth Portfolio
Neuberger Berman Partners Mid Cap Value Portfolio
T. Rowe Price Large Cap Growth Portfolio
Harris Oakmark Large Cap Value Portfolio
T. Rowe Price Small Cap Growth Portfolio
State Street Research Large Cap Value Portfolio
State Street Research Diversified Portfolio


--------------------------------------------------------------------------------

MET INVESTORS SERIES TRUST


--------------------------------------------------------------------------------


MFS Mid Cap Growth Portfolio


PIMCO Innovation Portfolio


Met/AIM Mid Cap Core Equity Portfolio


Met/AIM Small Cap Growth Portfolio


PIMCO Total Return Portfolio


State Street Research Concentrated International Portfolio


--------------------------------------------------------------------------------
VIP

--------------------------------------------------------------------------------
Equity-Income Portfolio
Growth Portfolio
Overseas Portfolio
High Income Portfolio

--------------------------------------------------------------------------------
VIP II

--------------------------------------------------------------------------------
Asset Manager Portfolio

--------------------------------------------------------------------------------
SEI INSURANCE PRODUCTS TRUST


--------------------------------------------------------------------------------

VP Large Cap Value Fund
VP Large Cap Growth Fund
VP Small Cap Value Fund
VP Small Cap Growth Fund
VP International Equity Fund
VP Emerging Markets Equity Fund
VP Core Fixed Income Fund
VP High Yield Bond Fund
VP Emerging Markets Debt Fund


--------------------------------------------------------------------------------


AMERICAN FUNDS INSURANCE SERIES



--------------------------------------------------------------------------------


American Funds Growth Fund


American Funds Growth-Income Fund


American Funds Global Small Capitalization Fund


--------------------------------------------------------------------------------
Eligible Funds buy portfolio investments to support values and benefits of the Policies.

     THIS PROSPECTUS PROVIDES A GENERAL DESCRIPTION OF THE POLICY. POLICIES ISSUED IN YOUR STATE MAY PROVIDE DIFFERENT FEATURES AND BENEFITS FROM, AND IMPOSE DIFFERENT COSTS THAN, THOSE DESCRIBED IN THIS PROSPECTUS. YOUR ACTUAL POLICY AND ANY ENDORSEMENTS ARE THE CONTROLLING DOCUMENTS. YOU SHOULD READ THE POLICY CAREFULLY FOR ANY VARIATIONS IN YOUR STATE.

                           POLICY VALUES AND BENEFITS

DEATH BENEFIT

     If the insured dies while the Policy is in force, we pay a death benefit to the beneficiary.

     DEATH BENEFIT OPTIONS--TO AGE 100. When you apply for a Policy, you choose between two death benefit options.

     The Option A (Face Amount) death benefit is equal to the face amount of the Policy. The Option A death benefit is fixed, subject to increases required by the Internal Revenue Code of 1986 (the "Code").

     The Option B (Face Amount Plus Cash Value) death benefit is equal to the face amount of the Policy, plus the Policy's cash value, if any. The Option B death benefit is also subject to increases required by the Internal Revenue Code.

     CHOICE OF TAX TEST. The Internal Revenue Code requires the Policy's death benefit to be not less than an amount defined in the Code. As a result, if the cash value grows to certain levels, the death benefit increases to satisfy tax law requirements.

     When you apply for your Policy, you select which tax test will apply to the death benefit. You will choose between: (1) the guideline premium test, and (2) the cash value accumulation test. The test you choose at issue cannot be changed.


     Under the GUIDELINE PREMIUM TEST, the death benefit will not be less than the cash value times the guideline premium factor. See Appendix E.



     Under the CASH VALUE ACCUMULATION TEST, the death benefit will not be less than the cash value times the net single premium factor set by the Code. Net single premium factors are based on the age, smoking status, underwriting class and sex of the insured at the time of the calculation. Sample net single premium factors appear in Appendix E.


     If cash value growth in the later Policy years is your main objective, the guideline premium test may be the appropriate choice because it does not require as high a death benefit as the cash value accumulation test, and therefore cost of insurance charges may be lower, once the Policy's death benefit is subject to increases required by the Code. If you select the cash value accumulation test, you can generally make a higher amount of premium payments for any given face amount, and a higher death benefit may result in the long term. If cash value growth in the early Policy years is your main objective, the cash value accumulation test may be the appropriate choice because it allows you to invest more premiums in the Policy for each dollar of death benefit.

     AGE 100. If the death benefit is payable on or after the insured's attained age 100, the death benefit will be:


     -- the cash value on the date of death, if the insured was older than 80 at issue (or under any Policy issued in Florida or Illinois); or


     -- the greater of (1) the cash value on the date of death, and (2) the lesser of the face amount of the Policy on the Policy anniversary when the insured was 80 and the face amount on the Policy anniversary when the insured is 100, if the insured was 80 or younger at issue.

     SECONDARY GUARANTEE RIDER. If available in your state, you may choose at issue the Secondary Guarantee Rider. If you choose this benefit, we determine whether the Secondary Guarantee is in effect on the first day of each Policy month until the insured reaches age 100. If the Secondary Guarantee is in effect, the Policy will not lapse even if the cash surrender value is less than the Monthly Deduction for that month. However, any shortfall will, in effect, cause your cash surrender value to have a negative balance. During any period in which your Policy has negative cash value, no earnings will be credited to the Policy. If a negative cash surrender value balance is not restored, then upon termination of the guarantee period, you will have to pay an amount sufficient to cover the accumulated outstanding Monthly Deductions, in addition to the amount you are required to pay to prevent lapse at the end of the grace period, in order to keep the Policy in force. (See "Premiums".)


     On the first day of a Policy month, if the total premiums you have paid, less all partial withdrawals and any outstanding Policy loan and loan interest (and less any cash value paid to you to allow the Policy to continue to qualify as life insurance), are at least equal to the sum of the Secondary Guarantee Premiums for each monthly anniversary since the Policy Date, then the guarantee will apply for that month.

     If your total premiums paid do not equal this amount, you will have a grace period of 62 days from the first day of the Policy month to pay a premium sufficient to keep the guarantee in force. If we do not receive this amount, the rider will terminate and the guarantee provided by the rider will no longer apply.

     We will restrict any premium payment that would cause the Policy to fail to meet the definition of a life insurance contract under the Internal Revenue Code. This limitation will not cause the Secondary Guarantee Rider to terminate.

     When testing whether the guarantee is in effect, we use each Secondary Guarantee Premium that applied to the Policy for the period of time it was in effect.


     If you choose this rider, the Monthly Deduction will include a charge for the rider until the rider terminates when the insured reaches age 100 (unless the rider terminates before then).


     The rider will also terminate upon request or in the event of the following:

     --  death of the insured

     --  termination of the Policy


     --  change of insured.


DEATH PROCEEDS PAYABLE


     The death proceeds we pay are equal to the death benefit on the date of the insured's death, reduced by any outstanding loan and accrued loan interest on that date. If death occurs during the grace period, we reduce the proceeds by the amount of unpaid Monthly Deductions. (See "Lapse and Reinstatement".) We increase the death proceeds (1) by any rider benefits payable and (2) by any cost of insurance charge made for a period beyond the date of death.


     We may adjust the death proceeds if the insured's age or sex was misstated in the application, if death results from the insured's suicide within two years (less in some states) from the Policy's date of issue, or if a rider limits the death benefit. (See "Limits to General American's Right to Challenge the Policy").

CHANGE IN DEATH BENEFIT OPTION


     After the first Policy year and prior to the insured's attained age 100 (85 in Florida), you may change your death benefit option by written request to our Administrative Office. The change will be effective on the monthly anniversary on or following the date we receive your request. We may require proof of insurability. A change in death benefit option may have tax consequences.



     If you change from Option A (Face Amount) to Option B (Face Amount Plus Cash Value), we reduce the Policy's face amount if necessary so that the death benefit is the same immediately before and after the change. A face amount reduction below $50,000 requires our consent. If we reduce the face amount, we will first reduce any prior increases in face amount that you applied for, in the reverse order in which the increases occurred, then the face amount of any Supplemental Coverage Term Rider, then any remaining initial face amount (including any increase in face amount from a prior change in death benefit option), but not below the Policy minimum, and finally, the face amount of any Adjustable Benefit Term Rider. A partial withdrawal of cash value may be necessary to meet Federal tax law limits on the amount of premiums that you can pay into the Policy. A Surrender Charge may apply to a Policy face amount reduction or partial withdrawal that reduces the face amount on a change from Option A to Option B. (See "Surrender Charge".)


     If you change from Option B (Face Amount Plus Cash Value) to Option A (Face Amount), we increase the Policy's face amount, if necessary, so that the death benefit is the same immediately before and after the change.

CASH VALUE

     Your Policy's total cash value includes its cash value in the Separate Account and in the General Account. If you have a Policy loan, the cash value also includes the amount we hold in the Loan Account as a result of the loan. The cash value reflects:

     -- net premium payments

     -- the net investment experience of the Policy's Divisions

     -- interest credited to cash value in the General Account

     -- interest credited to amounts held in the Loan Account for a Policy loan

     -- the death benefit option you choose

     -- Policy charges

     -- partial withdrawals

     -- transfers among the Divisions and the General Account.


     We pay you the cash surrender value if you surrender the Policy. It equals the cash value minus any outstanding Policy loan (plus interest) and any Surrender Charge that applies. (See "Loan Provision" and "Surrender Charge".)


     The Policy's cash value in the Separate Account may increase or decrease daily depending on net investment experience. Poor investment experience can reduce the cash value to zero. YOU HAVE THE ENTIRE INVESTMENT RISK FOR THE CASH VALUE IN THE SEPARATE ACCOUNT.

     The Policy's total cash value in the Separate Account equals the number of accumulation units credited in each Division multiplied by that Division's accumulation unit value. We convert any premium, interest earned on loan cash value, or cash value allocated to a Division into accumulation units of the Division. Surrenders, partial withdrawals, Policy loans, transfers and charges deducted from the cash value reduce the number of accumulation units credited in a Division. We determine the number of accumulation units by dividing the dollar amount of the transaction by the Division's accumulation unit value next determined following the transaction. (In the case of an initial premium, we use the accumulation unit value on the investment start date).

     The accumulation unit value of a Division depends on the net investment experience of its corresponding Eligible Fund and reflects fees and expenses of the Eligible Fund. We determine the accumulation unit value as of the close of regular trading on the New York Stock Exchange on each day that the Exchange is open for trading by multiplying the most recent accumulation unit value by the net investment factor ("NIF") for that day (see below).

     The NIF for a Division reflects:

     -- the change in net asset value per share of the corresponding Eligible
        Fund (as of the close of regular trading on the Exchange) from its last value,

     -- the amount of dividends or other distributions from the Eligible Fund since the last determination of net asset value per share, and

     -- any deductions for taxes that we make from the Separate Account.

     The NIF can be greater or less than one.

ALLOCATION OF NET PREMIUMS

     Your cash value is held in the General Account of General American or an affiliate until we issue the Policy. We credit the first net premium with net investment experience equal to that of the State Street Research Money Market Division from the investment start date until the day we apply the initial premium to the Policy (in states that require a refund of premiums if you exercise the Right to Examine Policy provision, until 15 days after we apply the initial premium to the Policy). (The "investment start date" is defined below.) Then, we allocate the cash value to the Divisions and/or the General Account as you choose. You can allocate to a cumulative maximum of 49 accounts (including the General Account) over the life of the Policy.


     We will maintain an ongoing record of the accounts to which you allocate premiums and cash values. Each time you make an allocation to an account that has not previously received an allocation, the account will be added to your cumulative lifetime total. An account will not be counted more than once. You may therefore transfer all cash value out of an account and later reallocate cash value or premiums to that same account without increasing the number of accounts utilized. If an underlying fund is replaced by a new fund, the transfer of cash value to the new fund will not be considered a new allocation. Allocating premiums and cash value among a large number of accounts in early Policy years may limit your ability to take advantage of new funds that may be added in later years.


AMOUNT PROVIDED FOR INVESTMENT UNDER THE POLICY


     INVESTMENT START DATE. The investment start date is the later of: the date when we first receive a premium payment for the Policy at our Administrative Office and the Policy Date.



     PREMIUM WITH APPLICATION. If you make a premium payment with the application, the Policy Date is generally the later of the date Part II (if any) of the application is signed and receipt of the premium payment. In that case, the Policy Date and investment start date are the same. The minimum amount of premium you must pay is the amount set forth in the application. You may only make one premium payment before the Policy is issued. When the Policy is delivered to you, you will need to pay any remaining monthly No Lapse Premiums for the period between the Policy Date and the delivery date. (See "Premiums".)



     If you make a premium payment with the application, we will cover the insured under a temporary insurance agreement for a limited period that usually begins when we receive the premium for the Policy (or, if later, on the date when Part II of the application is signed). The maximum temporary coverage is the lesser of the amount of insurance applied for and $500,000. We may increase this limit. These provisions vary in some states.


     If we issue a Policy, Monthly Deductions begin from the Policy Date, even if we delayed the Policy's issuance for underwriting. The deductions are for the face amount of the Policy issued, even if the temporary insurance coverage during underwriting was for a lower amount. If we decline an application, we refund the premium payment made.

     PREMIUM ON DELIVERY. If you pay the initial premium on delivery of the Policy, the Policy Date is generally up to 21 days after issue. When you receive the Policy, you will have an opportunity to redate it to a current date. The investment start date is the later of the Policy Date and the date we received the premium. Monthly Deductions begin on the Policy Date. Insurance coverage under the Policy begins when we receive the monthly No Lapse Premiums for the period since the Policy Date.

     BACKDATING. We may sometimes backdate a Policy, if you request, by assigning a Policy Date earlier than the date the application is signed. You may wish to backdate so that you can obtain lower cost of insurance rates, based on a younger insurance age. For a backdated Policy, you must also pay the No Lapse Premiums due for the period between the Policy Date and the investment start date. As of the investment start date, we allocate to the Policy those net premiums, adjusted for monthly Policy charges.

RIGHT TO EXAMINE POLICY

     You may cancel the Policy or an increase in face amount within ten days (more in some states) after you receive it. You may return the Policy or face amount increase to us or your registered representative. Insurance coverage ends as soon as you return the Policy (determined by postmark, if the Policy is mailed). If you cancel the Policy, we refund any premiums paid (or any other amount that is required by state insurance law). If you return an increase in face amount, it is cancelled from its beginning, and we will return to your cash value the Monthly Deductions for the increase, as well as the Face Amount Increase Administration Charge.

                              CHARGES AND EXPENSES

     The amount of a charge may not necessarily correspond to the costs of the services or benefits that are implied by the name of the charge or that are associated with the particular Policy. For example, the sales charge and surrender charge may not fully cover all of our sales and distribution expenses, and we may use proceeds from other charges, including the mortality and expense risk charge and the cost of insurance charge, to help cover those expenses. We can profit from certain Policy charges.

DEDUCTIONS FROM PREMIUMS

     We deduct a 5% sales charge from premiums.

     The sales charge is currently 2% rather than 5% for premiums paid in Policy year 11 and thereafter.


     In North Carolina, the maximum sales charge is 5.6%.



     We may reduce sales charges for Policies sold to some group or sponsored arrangements. We may allow you to purchase the Policy, in exchange for certain fixed-benefit life insurance policies issued by General American or General American's affiliates, without a deduction for any sales charge from the amount of cash surrender value that you transfer to the Policy. Eligibility conditions apply. Your registered representative can advise you regarding terms and availability of these arrangements.



     PREMIUM TAX CHARGE. We deduct 2.5% from each premium for premium taxes and administrative expenses. Premium taxes vary from state to state and the 2.5% charge reflects an average. Administrative expenses covered by this charge include those related to premium tax and certain other state filings. In North Carolina, the maximum premium tax charge is 1.9%.



     FEDERAL TAX CHARGE. We deduct 1.25% from each premium for our federal income tax liability related to premiums.



     EXAMPLE: The following chart shows the net amount that we would allocate to the Policy assuming a premium payment of $2,000 (in the first ten Policy years).


             NET
PREMIUM    PREMIUM
-------    -------
$2,000     $2,000
            - 175     (8.75% X 2,000 = total sales and premium tax charge)
           -------
           $1,825     Net Premium

SURRENDER CHARGE


     If, during the first ten Policy years, or during the first ten Policy years following a face amount increase, you surrender or lapse your Policy, reduce the face amount, or make a partial withdrawal or change in death benefit option that reduces the face amount, then we will deduct a Surrender Charge from the cash value. (For insureds whose issue age is 90 at issue of the Policy, or the face amount increase, the Surrender Charge period is nine years.) The maximum Surrender Charge is shown in your Policy.


     For the first partial withdrawal in any Policy year, no Surrender Charge will apply to 10% of the cash surrender value at the time of the withdrawal (or, if less, the amount of the withdrawal).


     We base the Surrender Charge on a percentage of the Target Premium. The Surrender Charge that applies during the first Policy year (or the first year following a face amount increase) is equal to 45% of the Target Premium. After the first Policy year, the Surrender Charge declines ratably on a monthly basis until it reaches $0 in the last month of the tenth Policy year (or the tenth year following a face amount increase).

----------------------------------------------------------------------------
                         EXAMPLES -- SURRENDER CHARGES


                             HYPOTHETICAL     MAXIMUM SURRENDER
  INSURED                   TARGET PREMIUM         CHARGE
  -------                   --------------    -----------------
  Male, Age 45                 $ 6,900             $ 3,105
  Preferred Nonsmoker
  Face Amount $500,000
  Female, Age 45               $ 1,328             $   598
  Preferred Smoker
  Face Amount $100,000
  Male, Age 55                 $25,990             $11,696
  Standard Smoker
  Face Amount $1,000,000

----------------------------------------------------------------------------



     The table below shows the maximum Surrender Charge that applies to the Policy. The table shows the charge that applies if the lapse, surrender or face amount reduction occurs in any month of Policy year one and in the last month of Policy years two through ten.


                                                                               THE MAXIMUM SURRENDER
                                                    FOR POLICIES WHICH ARE    CHARGE IS THE FOLLOWING
                                                    SURRENDERED, LAPSED OR       PERCENTAGE OF ONE
                                                        REDUCED DURING            TARGET PREMIUM
                                                    ----------------------    -----------------------
Entire Policy Year                                             1                          45%
Last Month of Policy Years                                     2                          40%
                                                               3                          35%
                                                               4                          30%
                                                               5                          25%
                                                               6                          20%
                                                               7                          15%
                                                               8                          10%
                                                               9                           5%
                                                              10                           0%

     In the case of a face amount reduction or a partial withdrawal or change in death benefit option that results in a face amount reduction, we deduct any Surrender Charge that applies from the Policy's remaining cash value in an amount that is proportional to the amount of the Policy's face amount surrendered. (See "Reduction in Face Amount," "Partial Withdrawal" and "Change in Death Benefit Option".) The charge reduces the Policy's cash value in the Divisions and the General Account in proportion to the amount of the Policy's cash value in each. However, if you designate the accounts from which a partial withdrawal is to be taken, the charge will be deducted proportionately from the cash value of the designated accounts.

MONTHLY DEDUCTION FROM CASH VALUE

     On the first day of each Policy month, starting with the Policy Date, we deduct the "Monthly Deduction" from your cash value.

     -- If your Policy is protected against lapse by the five year No Lapse Premium guarantee or the Secondary Guarantee Rider, we make the Monthly Deduction each month regardless of the amount of your cash surrender value. If your cash surrender value is insufficient to pay the Monthly Deduction in any month, your Policy will not lapse, but the shortfall will, in effect, cause your cash surrender value to have a negative balance. During any period in which your Policy has negative cash value, no earnings will be credited to the Policy. If a negative cash surrender value balance is not restored, then upon termination of the guarantee period, you will have to pay an amount sufficient to cover the accumulated outstanding Monthly Deductions, in addition to the amount you are required to pay to prevent lapse at the end of the grace period, in order to keep the Policy in force. (See "Premiums".)

     -- If the five year No Lapse Premium guarantee or the Secondary Guarantee Rider is not in effect, and the cash surrender value is not large enough to cover the entire Monthly Deduction, we will make the deduction to the extent cash value is available, but the Policy will be in default, and it may lapse. (See "Lapse and Reinstatement".)

     There is no Monthly Deduction on or after the Policy anniversary when the insured attains age 100.

     The Monthly Deduction reduces the cash value in each Division of the Separate Account and in the General Account in proportion to the cash value in each. However, you may request that we charge the Monthly Deduction to a specific Division of the Separate Account or to the General Account. If, in any month, the designated account has insufficient cash surrender value to satisfy the Monthly Deduction, we will charge the Monthly Deduction to all Divisions and, if applicable, the General Account, in proportion to the cash value in each.

     The Monthly Deduction includes the following charges:

     POLICY CHARGE. The Policy Charge is currently equal to $25.00 per month in the first Policy year and $6.00 per month thereafter (guaranteed not to exceed these amounts in any year).


     ADMINISTRATION AND ISSUE EXPENSE CHARGE. During the first ten Policy years, and during the first ten Policy years following a face amount increase, we impose a monthly charge for the costs of underwriting, issuing (including sales commissions), and administering the Policy or the face amount increase. The monthly charge ranges from approximately 3 cents to 38 cents per $1000 of base Policy and Supplemental Coverage Term Rider face amount, and varies by the insured's issue age and underwriting class (at the time the Policy or a face amount increase is issued), and, except for unisex Policies, the insured's sex. Currently, the charge is applied only to the base Policy face amount.


     In addition, each time there is an underwritten increase in the face amount of the base Policy, we deduct a one-time Face Amount Increase Administration Charge of $100 from the Policy's cash value on the monthly anniversary when the increase takes place.


     MONTHLY CHARGES FOR THE COST OF INSURANCE. This charge covers the cost of providing insurance protection under your Policy. The cost of insurance charge for a Policy month is equal to the "amount at risk" under the Policy, multiplied by the cost of insurance rate for that Policy month. We determine the amount at risk on the first day of the Policy month after we process the Monthly Deduction, except for the cost of insurance, Waiver of Monthly Deduction Rider and Secondary Guarantee Rider charges. The amount at risk is the amount by which the death benefit (generally discounted at the monthly equivalent of 3% per year) exceeds the Policy's cash value. The cost of insurance rate for your Policy may change from month to month.


     The guaranteed cost of insurance rates for a Policy depend on the insured's

     --  smoking status

     --  substandard rating

     --  age on the first day of the Policy year

     --  sex (if the Policy is sex-based).

     The current cost of insurance rates will also depend on

     --  underwriting class

     -- the insured's age at issue (and at the time of any face amount increase)

     --  the Policy year (and the year of any face amount increase).

     We guarantee that the rates for underwritten Policies will not be higher than rates based on


     -- the 1980 Commissioners Standard Ordinary Mortality Tables (the "1980 CSO Tables") with smoker/nonsmoker modifications, for Policies issued on non-juvenile insureds (age 18 and above at issue), adjusted for substandard ratings or flat extras, if applicable

     -- the 1980 Nonsmoker CSO Tables, for Policies issued on juvenile insureds (below age 18 at issue).


         However, in all states except New Jersey, the maximum rates for coverage provided under the Supplemental Coverage Term Rider will be based on 110% of the applicable 1980 CSO Table rates.


     The actual rates we use may be lower than the maximum rates, depending on our expectations about our future mortality and expense experience, lapse rates, taxes and investment earnings. We review the adequacy of our cost of insurance rates and other non-guaranteed charges periodically and may adjust them. Any change will apply prospectively.

     The underwriting classes we use are


     -- for Policies issued on non-juvenile insureds: preferred smoker, standard smoker, rated smoker, elite nonsmoker, preferred nonsmoker, standard nonsmoker, rated nonsmoker, guaranteed issue smoker and guaranteed issue nonsmoker



     --  for Policies issued on juvenile insureds: standard and rated.



     Rated and guaranteed issue Policies have higher cost of insurance deductions. We base the guaranteed maximum mortality charges for substandard ratings on multiples of the 1980 CSO Tables. (See below for a discussion of guaranteed issue Policies.)


     The following standard or better smoker and non-smoker classes are available for underwritten Policies:

     -- elite nonsmoker for Policies with total face amounts (base Policy plus Supplemental Coverage Term Rider) of $250,000 or more where the issue age is 18 through 80;

     -- preferred smoker and preferred nonsmoker for Policies with total face amounts (base Policy plus Supplemental Coverage Term Rider) of $100,000 or more where the issue age is 18 through 80;

     -- standard smoker and standard nonsmoker for Policies with total face amounts (base Policy plus Supplemental Coverage Term Rider) of $50,000 or more where the issue age is 18 through 90.

     The elite nonsmoker class offers the best current cost of insurance rates, and the preferred classes generally offer better current cost of insurance rates than the standard classes.

     Cost of insurance rates are generally lower for nonsmokers than for smokers and generally lower for females than for males. Within a given underwriting class, cost of insurance rates are generally lower for insureds with lower issue ages. Where required by state law, and for Policies sold in connection with some employee benefit plans, cost of insurance rates (and Policy values and benefits) do not vary based on the sex of the insured.

     We may offer Policies on a guaranteed issue basis to certain group or sponsored arrangements. The classes available are guaranteed issue smoker and guaranteed issue nonsmoker. We issue these Policies up to predetermined face amount limits. Because we issue these Policies based on minimal underwriting information, they may present a greater mortality cost to us than Policies in a standard class. Therefore, these Policies have their own cost of insurance rates. The cost of insurance rates are guaranteed not to exceed 100% of the 1980 CSO Tables (with smoker/nonsmoker modifications for non-juvenile insureds). Generally the current guaranteed issue rates will exceed current cost of insurance rates for a comparable underwritten Policy.

     Some group or sponsored arrangements may be eligible to purchase Policies on a simplified underwriting basis. They may elect simplified underwriting instead of guaranteed issue or for amounts of insurance above our guaranteed issue limits. However, they may not choose guaranteed issue for some members of the group and simplified underwriting for others. There is no extra insurance charge for Policies issued on a simplified underwriting basis.

     CHARGES FOR ADDITIONAL BENEFITS AND SERVICES. We charge for the cost of any additional rider benefits as described in the rider form. We also may charge you a nominal fee, which we will bill directly to you, if you request a Policy re-issue or re-dating.

     ASSET CHARGE. We impose a charge for our mortality and expense risks. Currently, the charge is made monthly, based on the cash value of the Policy in the Divisions of the Separate Account, at an annual rate of .60% in Policy years 1 through 10; .25% in Policy years 11 through 20; and .15% thereafter. The charge is guaranteed not to exceed .70% in Policy years 1 through 10; .35% in Policy years 11 through 20; and .25% thereafter.


     The mortality risk we assume is that insureds may live for shorter periods of time than we estimated. The expense risk is that our costs of issuing and administering the Policies may be more than we estimated.

CHARGES AGAINST THE ELIGIBLE FUNDS AND THE DIVISIONS OF THE SEPARATE ACCOUNT

     CHARGES FOR INCOME TAXES. We currently do not charge the Separate Account for income taxes, but in the future we may make such a charge, if appropriate. We have the right to make a charge for any taxes imposed on the Policies in the future. (See "General American's Income Taxes".)

     ELIGIBLE FUND EXPENSES. Charges for investment advisory fees and other expenses are deducted from the assets of the Eligible Funds. (See the "Policy Charges" section under "Introduction to the Policies.")


GROUP, SPONSORED AND OTHER SPECIAL ARRANGEMENTS


     We may issue the Policies to group or sponsored arrangements, as well as on an individual basis. A "group arrangement" includes a situation where a trustee, employer or similar entity purchases individual Policies covering a group of individuals. Examples of such arrangements are non-tax qualified deferred compensation plans. A "sponsored arrangement" includes a situation where an employer or an association permits group solicitation of its employees or members for the purchase of individual Policies.

     We may waive, reduce or vary any Policy charges under Policies sold to a group or sponsored arrangement. We may also raise the interest rate credited to loaned amounts under these Policies. The amount of the variations and our eligibility rules may change from time to time. In general, they reflect cost savings over time that we anticipate for Policies sold to the eligible group or sponsored arrangements and relate to objective factors such as the size of the group, its stability, the purpose of the funding arrangement and characteristics of the group members. Consult your registered representative for any variations that may be available and appropriate for your case.


     We may also waive, reduce or vary charges on policies sold to individuals in situations where we can expect economies resulting from a significantly higher amount of initial or projected premium payments, or in those circumstances where a reasonable expectation of a reduction in expenses is warranted.


     The United States Supreme Court has ruled that insurance policies with values and benefits that vary with the sex of the insured may not be used to fund certain employee benefit programs. Therefore, we offer Policies that do not vary based on the sex of the insured to certain employee benefit programs. We recommend that employers consult an attorney before offering or purchasing the Policies in connection with an employee benefit program.

                                    PREMIUMS

FLEXIBLE PREMIUMS

     Within limits, you choose the amount and frequency of premium payments. You select a Planned Premium schedule, which is a level amount. This schedule appears in your Policy. YOUR PLANNED PREMIUMS WILL NOT NECESSARILY KEEP YOUR POLICY IN FORCE. You may skip Planned Premium payments or make additional payments. Additional payments could be subject to underwriting. No payment can be less than $10.


     You can pay Planned Premiums on an annual, semi-annual or quarterly schedule or, with our consent, monthly. You can change your Planned Premium schedule by sending your request to us.


     You may make payments by check or money order. We will send premium notices for annual, semi-annual or quarterly Planned Premiums. You may also choose to have us withdraw your premium payments from your bank checking account. (This is known as the Pre-Authorized Checking arrangement.)

     You may not make premium payments on or after the Policy anniversary when the insured reaches age 100, except for premiums required during the grace period.


     If any payments under the Policy exceed the "7-pay limit" under Federal tax law, your Policy will become a "Modified Endowment Contract" and you may have more adverse tax consequences with respect to certain distributions than would otherwise be the case if premium payments did not exceed the "7-pay limit". The amount of your "7-pay limit" is shown in your Policy illustration. (See "Tax Considerations".) In addition, if you have selected the guideline premium test, Federal tax law limits the amount of premiums that you can pay under the Policy. You need our consent if, because of tax law requirements, a payment would increase the Policy's death benefit by more than it would increase cash value. We may require evidence of insurability before accepting the payment.



     We allocate net payments to your Policy's Divisions as of the date we receive the payment. (See "Receipt of Communications and Payments at General American's Administrative Office".) If you make a payment that exceeds the "7-pay limit", we will notify you and give you an opportunity to receive a refund of the excess premium to prevent your Policy from becoming a Modified Endowment Contract. However, when we receive a premium payment prior to the Policy anniversary and it is in response to a premium bill, if allocating the premium immediately to the Policy would cause the Policy to become a "Modified Endowment Contract" (see "Tax Considerations"), we will wait until the day after the Policy anniversary to allocate the premium to the Divisions.



     Under our current processing, unless you instruct us otherwise in writing, amounts paid while a Policy loan is outstanding are treated as premiums. We do not treat a payment as repayment of a Policy loan unless you instruct us to.


     If you have a Policy loan, it may be better to repay the loan than to make a premium payment, because the premium payment is subject to sales and tax charges, whereas the loan repayment is not subject to any charges. (See "Loan Provision" and "Deductions from Premiums".)

     Two types of premium payment levels can protect your Policy against lapse
(1) for the first five Policy years, and (2) until age 100 of the insured.

     FIRST FIVE POLICY YEARS. In general, if you pay the five-year No Lapse Monthly Premium amount on time, the Policy will not lapse even if the cash surrender value is less than the Monthly Deduction in any month. If (a) the total premiums you have paid, less all partial withdrawals and any outstanding Policy loan balance and loan interest (and less any cash value paid to you to allow the Policy to continue to qualify as life insurance), at least equal (b) the total No Lapse Monthly Premiums for the Policy up to that Policy month, the Policy will not lapse. The guarantee will not apply if you reinstate the Policy. We recalculate the No Lapse Premium if (1) you change the face amount, (2) you add, delete or change rider coverage, (3) the rating classification for your Policy is changed, (4) we correct a misstatement of the insured's age or sex, or
(5) you change the insured. The No Lapse Annual Premium is shown in your Policy. The No Lapse Monthly Premium is one twelfth of the No Lapse Annual Premium.

     TO AGE 100. In general, if you choose the Secondary Guarantee Rider and pay the Secondary Guarantee Premiums on time, the Policy will stay in force until the insured reaches age 100. Your total premium payments (less any partial withdrawals, outstanding Policy loans, loan interest, and cash value paid to you to allow the Policy to continue to qualify as life insurance) must meet the requirements of the rider.

     We recalculate the Secondary Guarantee Premium if:

     --  you change your death benefit option

     --  you increase or decrease the face amount


     --  you add, delete or change rider coverage


     --  a correction is made in the age or sex of the insured

     --  the underwriting class of the Policy is changed.


     If your Policy is protected against lapse by the five year No Lapse Premium guarantee or the Secondary Guarantee Rider, we make the Monthly Deduction regardless of the amount of your cash surrender value. If your cash surrender value is insufficient to pay the Monthly Deduction in any month, your Policy will not lapse, but the shortfall will, in effect, cause your cash surrender value to have a negative balance. During any period in which your Policy has negative cash value, no earnings will be credited to the Policy. If a negative cash surrender value balance is not restored, then upon termination of the guarantee period, you will have to pay an amount sufficient to cover the accumulated outstanding Monthly Deductions, in addition to the amount you are required to pay to prevent lapse at the end of the grace period, in order to keep the Policy in force.

LAPSE AND REINSTATEMENT


     LAPSE. Unless your Policy is protected by the Secondary Guarantee Rider or by the five-year No Lapse Premium guarantee, in any month that your Policy's cash surrender value is not large enough to cover a Monthly Deduction, your Policy will be in default. Your Policy provides a 62 day grace period for payment of a premium large enough to pay the amount due. The amount due is the least of: a premium large enough to cover the Monthly Deduction amount due and all deductions from the premium; a premium large enough to satisfy the Secondary Guarantee Rider requirement, if the Policy has the rider; and a premium large enough to meet the five-year No Lapse Monthly Premium test. We will tell you the amount due. You have insurance coverage during the grace period, but if the insured dies before you have paid the premium, we deduct from the death proceeds the amount due for the period before the date of death. If you have not paid the required premium by the end of the grace period, your Policy will lapse without value.


     REINSTATEMENT. If your Policy has lapsed, in most states you may reinstate it within three years after the date of lapse if the insured has not attained age 100. If more than three years have passed, you need our consent to reinstate. Reinstatement in all cases requires payment of certain charges described in the Policy and usually requires evidence of insurability that is satisfactory to us.

     If we deducted a Surrender Charge on lapse, we credit it back to the Policy's cash value on reinstatement. The Surrender Charge on the date of reinstatement is the same as it was on the date of lapse. When we determine the Surrender Charge and other charges except cost of insurance and the Policy loan interest rate, we do not count the amount of time that a Policy was lapsed.

     Some states may require a different grace period than that described above. Please read the grace period provision of your Policy for details.

                             OTHER POLICY FEATURES

INCREASE IN FACE AMOUNT

     You may increase the Policy's face amount. We require satisfactory evidence of insurability, and the insured's attained age must not exceed the maximum age at which we currently offer new insurance for the amount of the increase. The minimum amount of increase permitted is $10,000 ($20,000 for insureds aged 90). The increase is effective on the monthly anniversary on or next following our receipt of a completed request.


     A Face Amount Increase Administration Charge of $100 applies to each underwritten face amount increase, and is deducted from the Policy's cash value on the monthly anniversary when the increase takes effect. The face amount increase will have its own Target Premium, as well as its own Surrender Charge, monthly Administration and Issue Expense Charge rates, current cost of insurance rates, and Right to Examine Policy and suicide and contestability periods as if it were a new Policy. When calculating the monthly cost of insurance charge, we attribute the Policy's cash value first to any remaining initial face amount (including an increase in face amount from a prior change in death benefit option), then to the Supplemental Coverage Term Rider, then to the Adjustable Benefit Term Rider, and finally to any face amount increases in the order in which they were issued, for purposes of determining the net amount at risk.


LOAN PROVISION


     You may borrow all or part of the Policy's "loan value". The minimum loan amount is $500. We make the loan as of the date when we receive a loan request. (See "Receipt of Communications and Payments at General

American's Administrative Office".) You should contact our Administrative Office or your registered representative for information on loan procedures.

     The Policy's loan value equals:

     (i)   the Policy's cash value; minus

     (ii)   the Policy's Surrender Charge; minus

     (iii) the amount of the most recent Monthly Deduction, times the number of Policy months to the earlier of the next Planned Premium due date and the next Policy anniversary; plus


     (iv) interest on the amount determined in (iii) at an annual rate of 3% to the next Policy anniversary; minus


     (v)   loan interest to the next Policy anniversary; minus

     (vi)  any outstanding Policy loans.

-------------------------------------------------------------------------------

     EXAMPLE: Using the Policy illustrated on page A-52 assume that the Policy's Planned Premiums have been paid and that the Policy's Divisions have earned a constant 6% hypothetical gross annual rate of return (equal to a constant net annual rate of return of 5.13%). After the premium payment on the 10th Policy anniversary, the maximum amount that you could borrow (if there are no outstanding loans) would be determined as follows under an annual premium payment schedule:



(1)  Cash Value after Premium Payment on 10th Policy
  Anniversary...............................................    $59,463
(2)  Cash Value Reduced by the Policy's Surrender Charge....     59,463
(3)  Amount Calculated in (2), Reduced by the Most Recent
     Monthly Deduction Times the Number of Policy Months to
     the Earlier of the Next Planned Premium Due Date and
     the Next Policy Anniversary............................     58,409
(4)  Amount Calculated in (3), Plus Interest at an Annual
     Rate of 3% to the 11th Policy Anniversary..............     60,013
(5)  Amount Calculated in (4), Reduced by Loan Interest to
     the Next Policy Anniversary............................     58,279

-------------------------------------------------------------------------------

     A Policy loan reduces the Policy's cash value in the Divisions by the amount of the loan. A loan repayment increases the cash value in the Divisions by the amount of the repayment. Unless you request otherwise, we attribute Policy loans to the Divisions of the Separate Account and the General Account in proportion to the cash value in each. We transfer cash value equal to the amount of the loan from the Divisions and the General Account to the appropriate Loan Sub-Account within the Loan Account (which is part of the General Account). The Loan Account has a Loan Sub-Account that corresponds to each Division of the Separate Account and the General Account.

     When you make a loan repayment, we transfer an amount of cash value equal to the repayment from the Loan Account to the Divisions of the Separate Account and to the General Account in the same proportion that the cash value in each Loan Sub-Account bears to the total cash value in the Loan Account.

     We guarantee that the interest rate charged on Policy loans will not be more than 3.50% per year. Currently, we charge:

     -- 3.5% in Policy years 1-10

     -- 3.25% in Policy years 11-20

     -- 3.00% in Policy years 21+.

     Policy loan interest is due and payable annually on each Policy anniversary. If not paid when due, we add the interest accrued to the loan amount, and we transfer an amount of cash value equal to the unpaid interest from the Divisions and the General Account to the appropriate Loan Sub-Accounts in the same manner as a new loan.

     Cash value in the Loan Account earns interest at not less than 3% per year and is transferred on each Policy anniversary to the Divisions of the Separate Account and to the General Account in the same proportion that the cash value in each Loan Sub-Account bears to the total cash value in the Loan Account. The interest credited will also be transferred: (1) when you take a new loan; (2) when you make a full or partial loan repayment; and (3) when the Policy enters the grace period.

     The amount taken from the Policy's Divisions as a result of a loan does not participate in the investment experience of the Divisions. Therefore, loans can permanently affect the death benefit and cash value of the Policy, even if repaid. In addition, we reduce any proceeds payable under a Policy by the amount of any outstanding loan plus accrued interest.

     If a Policy loan is outstanding, it may be better to repay the loan than to pay a premium, because the payment is subject to sales and premium tax charges, and the loan repayment is not subject to charges. (See "Deductions from Premiums".)

     Although the issue is not free from doubt, we believe that a loan from or secured by a Policy that is not classified as a Modified Endowment Contract should generally not be treated as a taxable distribution. A tax adviser should be consulted when considering a loan.

     If you surrender your Policy or your Policy lapses while there is an outstanding loan balance, there will generally be Federal income tax payable on the amount by which withdrawals and loans exceed the premiums paid to date. Please be advised that amounts borrowed and withdrawn reduce the Policy's cash value and any remaining cash value of the Policy may be insufficient to pay the income tax on your gains.

     If Policy loans plus accrued interest exceed the Policy's cash value less the Surrender Charge, we notify you that the Policy is going to terminate. The Policy terminates without value unless you make a sufficient payment within the later of 62 days from the monthly anniversary immediately before the date when the excess loan occurs or 31 days after we mail the notice. If the Policy lapses with a loan outstanding, adverse tax consequences may result. If your Policy is a Modified Endowment Contract, loans under your Policy may be treated as taxable distributions. (See "Tax Considerations" below.)

SURRENDER

     You may surrender a Policy for its cash surrender value at any time while the insured is living. We determine the cash surrender value as of the date when we receive the surrender request. The cash surrender value equals the cash value reduced by any Policy loan and accrued interest and by any applicable Surrender Charge. (See "Surrender Charge".) You may apply all or part of the cash surrender value to a payment option. (See "Payment Options".) A surrender may result in adverse tax consequences. (See "Tax Considerations" below.)

PARTIAL WITHDRAWAL

     After the Right to Examine Policy period you may withdraw a portion of the Policy's cash surrender value. A partial withdrawal reduces the Policy's death benefit and may reduce the Policy's face amount if necessary so that the amount at risk under the Policy will not increase. A partial withdrawal may also reduce rider benefits. We reserve the right to decline a partial withdrawal request that would reduce the face amount below the Policy's required minimum. The minimum amount of a partial withdrawal request must be $500.


     We have the right to limit partial withdrawals to no more than 90% of the cash surrender value. In addition, a partial withdrawal will be limited by any restriction that we currently impose on withdrawals from the General Account. (See "The General Account".) Currently, we permit partial withdrawals of up to 100% of the cash surrender value in the Separate Account. We have the right to limit partial withdrawals to twelve per Policy year. Currently we do not limit the number of partial withdrawals. We reserve the right to impose a charge of $25 on each partial withdrawal in excess of twelve per Policy year.


     If a partial withdrawal reduces your Policy's face amount, the amount of the Surrender Charge that will be deducted from your cash value is an amount that is proportional to the amount of the face reduction. The amount deducted will reduce the remaining Surrender Charge payable under the Policy.


     For the first partial withdrawal in each Policy year, no Surrender Charge will apply on up to 10% of the cash surrender value at the time of the withdrawal (or, if less, the amount of the partial withdrawal).

     Any face amount reduction resulting from a partial withdrawal will reduce the face amount in the following order: any remaining initial face amount (including face amount increases resulting from a change in death benefit option) down to the required minimum (excluding riders), the amount of any Supplemental Coverage Term Rider, the face amount of any Adjustable Benefit Term Rider, and any face amount increases in the same order in which they were issued.


     You may not reinvest cash value paid upon a partial withdrawal in the Policy except as premium payments, which are subject to the charges described under "Deductions From Premiums".

     Unless you request otherwise, a partial withdrawal reduces the cash value in the Divisions of the Separate Account and the General Account in the same proportion that the cash value in each bears to the Policy's total unloaned cash value. If current restrictions on the General Account will not permit this allocation, we will ask you for an acceptable allocation. We determine the amount of cash surrender value paid upon a partial withdrawal as of the date when we receive a request. You can contact your registered representative or our Administrative Office for information on partial withdrawal procedures.

     A reduction in the death benefit as a result of a partial withdrawal may create a Modified Endowment Contract or have other adverse tax consequences. If you are contemplating a partial withdrawal, you should consult your tax adviser regarding the tax consequences. (See "Tax Considerations".)


     ANNIVERSARY PARTIAL WITHDRAWAL RIDER. This rider is available to you at no cost at issue of the Policy if the insured is age 85 or younger. If you choose the rider, you can make a partial withdrawal of cash value on any Policy anniversary until age 95 of the insured, without reducing the Policy's face amount. You can withdraw the greater of (1) 15% of the cash surrender value at the beginning of the Policy year, and (2) the increase in cash surrender value since the last Policy anniversary.



     The minimum amount withdrawn must be $500. Any limits that would otherwise apply to a partial withdrawal do not apply to a withdrawal under this rider. However, if you make a partial withdrawal (1) for more than the amount permitted under the rider, or (2) on a day other than the Policy anniversary, the rider will terminate. It also terminates at age 95 of the insured, or upon your request.



     SPLIT DOLLAR PARTIAL WITHDRAWAL. If the Policy is issued in connection with a split dollar insurance arrangement, after the first Policy year, you will have a one-time right to request a withdrawal of up to the entire cash surrender value without regard to the General Account withdrawal limits. Exercise of this right must be accompanied by a release of the collateral assignment, if applicable. Normal withdrawal rules apply unless you specifically request your withdrawal in reference to the split dollar partial withdrawal provision. At the time of your request, you must elect one of the following Withdrawal Options:


     1. Dollar for dollar withdrawal option, under which the amount of any face amount reduction and associated Surrender Charge are determined in the same manner as for any other partial withdrawal. (See "Partial Withdrawal".)

     2. Split dollar rollout withdrawal option, under which the amount of any face amount reduction is limited to the amount that would result in a recapture ceiling taxable amount of zero.


The split dollar partial withdrawal endorsement is only available at issue and will automatically be included with any policy issued under a split dollar arrangement. There is no current cost for this endorsement, however, we reserve the right to assess a transaction charge of no more than $25 for a withdrawal. The endorsement is not available if you have selected the Anniversary Partial Withdrawal Rider.


REDUCTION IN FACE AMOUNT


     After the first Policy year you may reduce the face amount of your Policy without receiving a distribution of any Policy cash value. You may reduce your Policy's face amount by reducing the face amount of your Supplemental Coverage Term Rider or your Adjustable Benefit Term Rider, if applicable, or by reducing the face amount of your base Policy.

     If you decrease the face amount of your base Policy, we deduct any Surrender Charge that applies from the Policy's cash value in proportion to the amount of the face amount reduction. (A reduction in the face amount of your Supplemental Coverage Term Rider or your Adjustable Benefit Term Rider will not trigger a Surrender Charge.)


     A face amount reduction usually decreases the Policy's death benefit. (However, if we are increasing the death benefit to satisfy Federal income tax laws, a face amount reduction will not decrease the death benefit unless we deduct a Surrender Charge from the cash value. A reduction in face amount in this situation may not be advisable.) We also may decrease any rider benefits attached to the Policy. The amount of any face reduction must be at least $10,000, and the face amount remaining after a reduction must meet our minimum face amount requirements for issue, except with our consent.



     If you choose to reduce your base Policy face amount, we will first decrease any prior increases in face amount that you applied for, in the reverse order in which the increases occurred, and then any remaining initial face amount (including any increase in face amount from a prior change in death benefit option).



     A reduction in face amount reduces the Federal tax law limits on the amount of premiums that you can pay under the Policy under the guideline premium test. In these cases, a portion of the Policy's cash value may have to be paid to you to comply with Federal tax law.



     A face amount reduction takes effect as of the monthly anniversary on or next following the date when we receive a request. You may only reduce the face amount of your Supplemental Coverage Term Rider on the Policy anniversary. You can contact your registered representative or the Administrative Office for information on face reduction procedures.


     A reduction in the face amount of a Policy may create a Modified Endowment Contract or have other adverse tax consequences. If you are contemplating a reduction in face amount, you should consult your tax adviser regarding the tax consequences of the transaction. (See "Tax Considerations".)

INVESTMENT OPTIONS

     You can allocate your Policy's premiums and cash value among the Divisions of the Separate Account and the General Account in any combination, as long as you choose no more than a cumulative total of 49 accounts (including the General Account) over the life of the Policy. You may allocate any whole percentage to a Division. For special rules regarding allocations to the General Account, see "The General Account."

     You make the initial premium allocation when you apply for a Policy. You can change the allocation of future premiums at any time thereafter. The change will be effective for premiums applied on or after the date when we receive your request. You may request the change by telephone or by written request. (See "Receipt of Communications and Payments at General American's Administrative Office.")

     See "Transfer Option" below for information on how to request a transfer or reallocation by telephone.

TRANSFER OPTION

     You may transfer your Policy's cash value between Divisions. (In states where we refund your premium if you exercise the Right to Examine Policy provision, your right to transfer begins after the first 15 days following application of the initial premium to the Policy.) We reserve the right to limit Division transfers to twelve per Policy year. Currently we do not limit the number of Division transfers per Policy year. We reserve the right to make a charge of $25 per transfer for transfers in excess of twelve in a Policy year. We treat all Division transfer requests made at the same time as a single request. The transfer is effective as of the date when we receive the transfer request. (See "Receipt of Communications and Payments at General American's Administrative Office".) For special rules regarding transfers involving the General Account, see "The General Account".

     We did not design the Policy's transfer privilege to give you a way to speculate on short-term market movements. To prevent excessive transfers that could disrupt the management of the Eligible Funds and increase transaction costs, we may adopt procedures to limit excessive transfer activity. For example, we may impose conditions and limits on, or refuse to accept, transfer requests that we receive from third parties. Third parties include investment advisers or registered representatives acting under power(s) of attorney from one or more Policy owners. In addition, certain Eligible Funds may restrict or refuse purchases of their shares and impose a redemption fee as a result of certain market timing activities. You should read the prospectuses of the Eligible Funds for more details.



     You may request a Division transfer or reallocation of future premiums by written request (which may be telecopied), by telephoning us, or, for Policies that are not business-owned, over the Internet. To request a transfer or reallocation by telephone, you should contact your registered representative or contact us at 1-800-638-9294. We use reasonable procedures to confirm that instructions communicated by telephone are genuine. Any telephone instructions that we reasonably believe to be genuine are your responsibility, including losses arising from any errors in the communication of instructions.



     Telephone, facsimile, and computer systems may not always be available. Any telephone facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.


DOLLAR COST AVERAGING

     You may select an automated transfer privilege called dollar cost averaging. The same dollar amount is transferred from the State Street Research Money Market Division to other selected Divisions on a monthly basis. Over time, more purchases of Eligible Fund shares are made when the value of those shares is low, and fewer shares are purchased when the value is high. As a result, a lower than average cost of purchases may be achieved over the long term. This plan of investing allows you to take advantage of investment fluctuations, but does not assure a profit or protect against a loss in declining markets.


     Under this feature, you may request that a certain amount of your cash value be transferred on each monthly anniversary from the State Street Research Money Market Division to one or more of the other Divisions. You must transfer a minimum of $100 to each account that you select under this feature, and each selected Division must receive at least 1% of the total amount of each monthly transfer. Fractional percentages may not be used. If we exercise our right to limit the number of transfers in the future, or to impose a charge for transfers in excess of 12 per Policy year, transfers made under the dollar cost averaging program will not count against the total number of transfers allowed in a Policy year, nor be subject to any charge. You can select a dollar cost averaging program when you apply for the Policy or at a later date by contacting our Administrative Office. You may not participate in the dollar cost averaging program while you are participating in the portfolio rebalancing program. (See "Portfolio Rebalancing" below). You can cancel your use of the dollar cost averaging program at any time before a transfer date. Transfers will continue until you notify us to stop. There is no extra charge for this feature. We reserve the right to suspend dollar cost averaging at any time.


PORTFOLIO REBALANCING

     You can select a portfolio rebalancing program for your cash value. Cash value allocated to the Divisions can be expected to increase or decrease at different rates. A portfolio rebalancing program automatically reallocates your cash value among the Divisions and the General Account periodically to return the allocation to the allocation percentages you specify. Portfolio rebalancing is intended to transfer cash value from those accounts that have increased in value to those that have declined, or not increased as much, in value. Portfolio rebalancing does not guarantee profits, nor does it assure that you will not have losses.

     There are two methods of rebalancing available--periodic and variance.

     PERIODIC REBALANCING. Under this option you elect a frequency (monthly, quarterly, semi-annually or annually), measured from the Policy anniversary. On each date elected, we will rebalance the accounts by generating transfers to reallocate the cash value according to the investment percentages elected. You can exclude specific accounts from being rebalanced.



     VARIANCE REBALANCING. Under this option you elect a specific allocation percentage for the General Account and each Division of the Separate Account. For each such account, the allocation percentage (if not zero) must be a whole percentage. You also elect a maximum variance percentage (5%, 10%, 15%, or 20% only), and can exclude specific accounts from being rebalanced. On each monthly anniversary we will review the current account balances to determine whether any balance is outside of the variance range (either above or below) as a percentage of the specified allocation percentage for that account. If any account is outside of the variance range, we will generate transfers to rebalance all of the specified accounts back to the predetermined percentages.



     If we exercise our right to limit the number of transfers in the future, or to impose a charge for transfers in excess of 12 per Policy year, transfers resulting from portfolio rebalancing will not count against the total number of transfers allowed in a Policy year, nor be subject to any charge.


     You may elect either form of portfolio rebalancing by specifying it on the Policy application, or may elect it later for an in-force Policy, or may cancel it, by submitting a change form acceptable to us under our administrative rules.


     Only one form of portfolio rebalancing may be elected at any one time, and portfolio rebalancing may not be used in conjunction with dollar cost averaging. (See "Dollar Cost Averaging".) We reserve the right to suspend portfolio rebalancing at any time. There is no charge for this feature.


CHANGE OF INSURED PERSON

     We offer a benefit that permits you to change the insured person under your Policy, if you provide satisfactory evidence that the person proposed to be insured is insurable and that you have an insurable interest in that person's life. The right to change the insured person is subject to some restrictions and may result in a cost or credit to you. A change of the insured person is a taxable exchange. In addition, a change of the insured person could reduce the amount of premiums you can pay into the Policy under Federal tax law and, therefore, may require a partial withdrawal of cash value. (No Surrender Charge will apply.)

     Your registered representative can provide current information on the availability of this benefit. You should consult your tax adviser before changing the insured person under your Policy.

PAYMENT OF PROCEEDS


     We ordinarily pay any cash surrender value, loan value or death benefit proceeds from the Divisions within seven days after we receive a request, or satisfactory proof of death of the insured (and any other information we need to pay the death proceeds). (See "Receipt of Communications and Payments at General American's Administrative Office".) However, we may delay payment (except when a loan is made to pay a premium to us) or transfers from the Divisions: (i) if the New York Stock Exchange is closed for other than weekends or holidays, or if trading on the New York Stock Exchange is restricted as determined by the SEC,
(ii) if the SEC by order permits postponement or determines that an emergency exists that makes payments or Division transfers impractical, or (iii) at any other time when the Eligible Funds or the Separate Account have the legal right to suspend payment.


     We may withhold payment of surrender or loan proceeds if those proceeds are coming from a Policy Owner's check, or from a Pre-Authorized Checking premium transaction, which has not yet cleared. We may also delay payment while we consider whether to contest the Policy. We pay interest on the death benefit proceeds from the date they become payable to the date we pay them.


     Unless otherwise requested, we may apply the Policy's death proceeds to our Total Control Account. We establish a Total Control Account at a banking institution at the time for payment. The Total Control Account is an interest-bearing checking account through which you have convenient and complete access to the proceeds, which are maintained in our General Account or that of an affiliate.

     Normally we promptly make payments of cash value, or of any loan value available, from cash value in the General Account. However, we may delay those payments for up to six months. We pay interest in accordance with state insurance law requirements on delayed payments.

24 MONTH CONVERSION RIGHT


     GENERAL RIGHT. Generally, during the first two Policy years, you may convert the Policy to fixed benefit coverage by transferring all of your Policy's cash value to the General Account. The transfer will not be subject to a transfer charge, if any, and it will have no effect on the Policy's death benefit, face amount, net amount at risk, risk classification or issue age. The request to convert to fixed benefit coverage must be in written form satisfactory to us.



     You may exercise this privilege only once within the first two Policy years. If you do so, we will automatically allocate all future net premiums to the General Account and transfers of cash value to the Separate Account will no longer be permitted.


     The Policy permits us to limit allocations to the General Account under some circumstances. (See "The General Account.") If we limit such allocations you may still exercise the 24 Month Conversion Right.


     FOR POLICIES ISSUED IN MARYLAND AND CONNECTICUT. Under Policies issued in Maryland and Connecticut, you can exchange the face amount of your Policy for a fixed benefit life insurance policy provided that you repay any policy loans and
(1) the Policy has not lapsed and (2) the exchange is made within the first two Policy years. If you exercise this option, you will have to make up any investment loss you had under the variable life insurance policy. We make the exchange without evidence of insurability. The new policy will have the same face amount as that being exchanged. The new policy will have the same issue age, underwriting class and policy date as the variable life policy had. We will attach any riders to the original Policy to the new policy if they are available.


     Contact us or your registered representative for more specific information about the 24 Month Conversion Right in these states. The exchange may result in a cost or credit to you. On the exchange, you may need to make an immediate premium payment on the new policy in order to keep it in force.

PAYMENT OPTIONS

     We pay the Policy's death benefit and cash surrender value in one sum unless you or the payee choose a payment option for all or part of the proceeds. You can choose a combination of payment options. You can make, change or revoke the selection of payee or payment option before the death of the insured. You can contact your registered representative or our Administrative Office for the procedure to follow. The payment options available are fixed benefit options only and are not affected by the investment experience of the Separate Account. Once payments under an option begin, withdrawal rights may be restricted.

     The following payment options are available:

      (i)INCOME FOR A SPECIFIED NUMBER OF YEARS. We pay proceeds in equal monthly installments for up to 30 years, with interest at a rate not less than 3.0% a year, compounded yearly. Additional interest that we pay for any year is added to the monthly payments for that year.

     (ii)LIFE INCOME. We pay proceeds in equal monthly installments (i) for the longer of the life of the payee or 10 years, (ii) for the longer of the life of the payee or 15 years, or (iii) for the longer of the life of the payee or 20 years.

    (iii)LIFE INCOME WITH REFUND. We pay proceeds in equal monthly installments during the life of the payee. At the payee's death, we pay any remaining proceeds in one sum.

     (iv)INTEREST. We hold proceeds and pay interest of at least 3.0% a year monthly or add it to the principal annually. Withdrawals of at least $500 may be made at any time by written request.

      (v)LIFE INCOME FOR TWO LIVES. We pay proceeds in equal monthly installments (i) while either of two payees is living, but for at least 10 years, or (ii) while the two payees are living and, after the death of one payee, we pay two-thirds of the monthly amount for the life of the surviving payee.

     (vi)SPECIFIED AMOUNT OF INCOME. We make monthly payments of a chosen amount until the entire proceeds, with interest, are paid.

     You need our consent to use an option if the installment payments would be less than $50.

ADDITIONAL BENEFITS BY RIDER

     You can add additional benefits to the Policy by rider, subject to our underwriting and issuance standards. These additional benefits usually require an additional charge as part of the Monthly Deduction from cash value. The rider benefits available with the Policies provide fixed benefits that do not vary with the investment experience of the Separate Account.


     The term riders discussed below permit you, by purchasing term insurance, to increase your insurance coverage. Term riders have no surrenderable cash value.



     If you seek to reduce the current overall cost of your insurance protection, it is generally to your economic advantage to include a significant portion or percentage of your insurance coverage under a Supplemental Coverage Term Rider. Although current charges for the Supplemental Coverage Term Rider are lower than for the base Policy, you should be aware that guaranteed maximum charges on the rider are generally higher (except under Policies issued in New Jersey, where they are the same as for the base Policy). Unlike the base Policy, the Supplemental Coverage Term Rider terminates at age 100, and the benefit provided by the Acceleration of Death Benefit Rider (described below) does not apply to the coverage under the Supplemental Coverage Term Rider. Reductions in the face amount of the Supplemental Coverage Term Rider can only occur on Policy anniversaries.



     Reductions in or elimination of term rider coverage do not trigger a Surrender Charge, and use of a term rider generally reduces sales compensation. Because the term insurance rider doesn't have surrender charges, a Policy providing insurance coverage with a combination of base Policy and term rider will have a lower maximum surrender charge than a Policy with the same amount of insurance coverage provided solely by the base Policy. However, like the cost of coverage under the Policy, charges deducted from the Policy's cash value to pay for term rider coverage no longer participate in the investment experience of the Separate Account, and usually increase with the age of the covered individual.



     Your determination as to how to purchase a desired level of insurance coverage should be based on your specific insurance needs. Your registered representative can provide you more information on the uses of term rider coverage.


     The following riders and endorsements, some of which have been described previously, are available:


     SUPPLEMENTAL COVERAGE TERM RIDER, which provides non-convertible term insurance that terminates at age 100.



     TEMPORARY TERM RIDER, which provides insurance coverage from the date coverage is approved until a later Policy date.


     SECONDARY GUARANTEE RIDER, which provides for a guaranteed death benefit to age 100.

     WAIVER OF MONTHLY DEDUCTION RIDER, which provides for waiver of Monthly Deductions upon the disability of the insured.

     WAIVER OF SPECIFIED PREMIUM RIDER, which provides for waiver of a specified amount of monthly premium in the event of the disability of the insured.

     GUARANTEED SURVIVOR PLUS PURCHASE OPTION, which allows the beneficiary, upon the death of the insured, or the owner, under specified circumstances, to purchase coverage on a designated life or lives without providing evidence of insurability.

     OPTIONS TO PURCHASE ADDITIONAL LIFE INSURANCE RIDER, which allows the Owner to purchase additional coverage on the insured without providing evidence of insurability.

     OPTION TO PURCHASE LONG-TERM CARE INSURANCE RIDER, which allows the Owner to purchase long-term care coverage on the insured without providing evidence of insurability.

     ADJUSTABLE BENEFIT TERM RIDER, which provides term insurance coverage on the insured that allows annual adjustments and which terminates at age 100.

     ACCELERATION OF DEATH BENEFIT RIDER, which provides for an accelerated payment of all or part of the Policy's death benefit, on a discounted basis, if the insured is terminally ill, as defined in the rider.

     ANNIVERSARY PARTIAL WITHDRAWAL RIDER, which allows cash value to be withdrawn without reducing the Policy's face amount.

     SPLIT DOLLAR PARTIAL WITHDRAWAL ENDORSEMENT, which provides for a one-time withdrawal of cash value in connection with a split dollar life insurance arrangement.

     Not all riders may be available to you and riders in addition to those listed above may be made available. You should consult your registered representative regarding the availability of riders.

POLICY OWNER AND BENEFICIARY

     The Policy Owner is named in the application but may be changed from time to time. At the death of the Policy Owner, his or her estate will become the Policy Owner unless a successor Policy Owner has been named. The Policy Owner's rights (except for rights to payment of benefits) terminate at the death of the insured.

     The beneficiary is also named in the application. You may change the beneficiary at any time before the death of the insured, unless the beneficiary designation is irrevocable. The beneficiary has no rights under the Policy until the death of the insured and must survive the insured in order to receive the death proceeds. If no named beneficiary survives the insured, we pay proceeds to the Policy Owner.

     A change of Policy Owner or beneficiary is subject to all payments made and actions taken by us under the Policy before we receive a signed change form. You can contact your registered representative or our Administrative Office for the procedure to follow.

     You may assign (transfer) your rights in the Policy to someone else. An absolute assignment of the Policy is a change of Policy Owner and beneficiary to the assignee. A collateral assignment of the Policy does not change the Policy Owner or beneficiary, but their rights will be subject to the terms of the assignment. Assignments are subject to all payments made and actions taken by us under the Policy before we receive a signed copy of the assignment form. We are not responsible for determining whether or not an assignment is valid. Changing the Policy Owner or assigning the Policy may have tax consequences. (See "Tax Considerations" below.)

                              THE SEPARATE ACCOUNT

     We established the Separate Account as a separate investment account on January 24, 1985 under Missouri law. The Separate Account is the funding vehicle for the Policies, and other General American variable life insurance policies; these other policies impose different costs, and provide different benefits, from the Policies. The Separate Account meets the definition of a "separate account" under Federal securities laws, and is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. Registration with the SEC does not involve SEC supervision of the Separate Account's management or investments. However, the Missouri Insurance Commissioner regulates General American and the Separate Account, which are also subject to the insurance laws and regulations where the Policies are sold.

     Although we own the assets of the Separate Account, applicable law provides that the portion of the Separate Account assets equal to the reserves and other liabilities of the Separate Account may not be charged with liabilities that arise out of any other business we may conduct. We believe this means that the assets of the Separate Account equal to the reserves and other liabilities of the Separate Account are not available to meet the claims of our general creditors, and may only be used to support the cash values under our variable life insurance policies issued by the Separate Account. We may transfer to our General Account assets which exceed the reserves and other liabilities of the Separate Account. We will consider any possible adverse impact such a transfer might have on the Separate Account.

     Income and realized and unrealized capital gains and losses of the Separate Account are credited to the Separate Account without regard to any of our other income or capital gains and losses.

INVESTMENTS OF THE SEPARATE ACCOUNT

     Divisions of the Separate Account that are available in this Policy invest in the following Eligible Funds:


     The Zenith State Street Research Money Market Series (formerly, the Back Bay Advisors Money Market Series). Its investment objective is a high level of current income consistent with preservation of capital. An investment in the Money Market Series is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Series seeks to maintain a net asset value of $100 per share, it is possible to lose money by investing in the Money Market Series. During extended periods of low interest rates, the yields of the Division investing in the Money Market Series may become extremely low and possibly negative.



     The Zenith State Street Research Bond Income Series (formerly the Back Bay Advisors Bond Income Series). Its investment objective is a competitive total return primarily from investing in fixed-income securities.



     The Zenith Harris Oakmark Focused Value Series (formerly, the Goldman Sachs Midcap Value Series). Its investment objective is long-term capital appreciation.


     The Zenith Davis Venture Value Series. Its investment objective is growth of capital.

     The Zenith Alger Equity Growth Series. Its investment objective is long-term capital appreciation.

     The Metropolitan Janus Mid Cap Portfolio. Its investment objective is long-term growth of capital.

     The Metropolitan Russell 2000 Index Portfolio. Its investment objective is to equal the return of the Russell 2000 Index.

     The Metropolitan Putnam International Stock Portfolio. Its investment objective is long-term growth of capital.

     The Metropolitan MetLife Stock Index Portfolio. Its investment objective is to equal the performance of the Standard & Poor's 500 Composite Stock Price Index.


     The Metropolitan MetLife Mid Cap Stock Index Portfolio. Its investment objective is to equal the performance of the Standard & Poor's MidCap 400 Composite Stock Index.



     The Metropolitan Morgan Stanley EAFE Index Portfolio. Its investment objective is to equal the performance of the MSCI EAFE Index.



     The Metropolitan Lehman Brothers Aggregate Bond Index Portfolio. Its investment objective is to equal the performance of the Lehman Brothers Aggregate Bond Index.



     The Metropolitan State Street Research Aurora Portfolio. Its investment objective is high total return, consisting principally of capital appreciation.



     The Metropolitan Janus Growth Portfolio. Its investment objective is long-term growth of capital.



     The Metropolitan Neuberger Berman Partners Mid Cap Value Portfolio. Its investment objective is capital growth.


     The Metropolitan T. Rowe Price Large Cap Growth Portfolio. Its investment objective is long-term growth of capital, and, secondarily, dividend income.

     The Metropolitan Harris Oakmark Large Cap Value Portfolio. Its investment objective is long-term capital appreciation.


     The Metropolitan T. Rowe Price Small Cap Growth Portfolio. Its investment objective is long-term capital growth.



     The Metropolitan State Street Research Large Cap Value Portfolio. Its investment objective is long-term growth of capital.



     The Metropolitan State Street Research Diversified Portfolio. Its investment objective is high total return while attempting to limit investment risk and preserve capital.

     The Met Investors MFS Mid Cap Growth Portfolio. Its investment objective is long-term growth of capital.



     The Met Investors PIMCO Innovation Portfolio. Its investment objective is to seek capital appreciation; no consideration is given to income.



     The Met Investors Met/AIM Mid Cap Core Equity Portfolio. Its investment objective is long-term growth of capital.



     The Met Investors Met/AIM Small Cap Growth Portfolio. Its investment objective is long-term growth of capital.



     The Met Investors PIMCO Total Return Portfolio. Its investment objective is to seek maximum total return, consistent with the preservation of capital and prudent investment management.



     The Met Investors State Street Research Concentrated International Portfolio. Its investment objective is long-term growth of capital.



     The Fidelity VIP Equity-Income Portfolio. It seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund seeks a yield which exceeds the composite yield on the securities comprising the S&P 500.



     The Fidelity VIP Growth Portfolio. Its investment objective is to achieve capital appreciation.



     The Fidelity VIP Overseas Portfolio. It seeks long-term growth of capital. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently than the U.S. market.



     The Fidelity VIP High Income Portfolio. It seeks a high level of current income while also considering growth of capital. Lower-quality debt securities (those of less than investment-grade quality) can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market or economic developments.



     The Fidelity VIP II Asset Manager Portfolio. It seeks high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term instruments.



     The American Funds Insurance Series American Funds Growth Fund. Its investment objective is to seek capital appreciation through stocks.



     The American Funds Insurance Series American Funds Growth-Income Fund. Its investment objective is to seek capital appreciation and income.



     The American Funds Insurance Series American Funds Global Small Capitalization Fund. Its investment objective is to seek capital appreciation through stocks.



     The SEI VP Large Cap Value Fund. Its investment objective is to provide long-term growth of capital and income by investing in large cap income-producing U.S. common stocks.



     The SEI VP Large Cap Growth Fund. Its investment objective is to provide capital appreciation by investing in large cap U.S. common stocks.



     The SEI VP Small Cap Value Fund. Its investment objective is to provide capital appreciation by investing in common stocks of smaller U.S. companies.



     The SEI VP Small Cap Growth Fund. Its investment objective is to provide long-term capital appreciation by investing in common stocks of smaller companies.



     The SEI VP International Equity Fund. Its investment objective is to provide capital appreciation by investing in equity securities of foreign companies.



     The SEI VP Emerging Markets Equity Fund. Its investment objective is to provide capital appreciation by investing in equity securities of emerging markets companies.



     The SEI VP Core Fixed Income Fund. Its investment objective is to provide current income and preservation of capital by investing in investment grade U.S. fixed income securities.

     The SEI VP High Yield Bond Fund. Its investment objective is to provide total return by investing in high yield, high risk securities rated below investment grade.



     The SEI VP Emerging Markets Debt Fund. Its investment objective is to provide total return by investing in U.S. dollar denominated debt securities of emerging markets issuers.


     The New England Zenith Fund, the Metropolitan Series Fund, Inc. and the Met Investors Series Trust are open-end management investment companies, more commonly known as mutual funds. These funds are available as investment vehicles for separate investment accounts of MetLife, General American, and other life insurance companies.


     Fidelity VIP, Fidelity VIP II, the American Funds Insurance Series and the SEI Insurance Products Trust are mutual funds that serve as the investment vehicles for variable life insurance and variable annuity separate accounts of various insurance companies.


     The Separate Account purchases and sells Eligible Fund shares at their net asset value (without a deduction for sales load) determined as of the close of regular trading on the New York Stock Exchange on each day when the exchange is open for trading.

     The Eligible Funds' investment objectives may not be met. More about the Eligible Funds, including their investments, expenses, and risks, is in the attached Eligible Fund prospectuses and the Eligible Funds' Statements of Additional Information.

     The investment objectives and policies of certain Eligible Funds are similar to the investment objectives and policies of other funds that may be managed by the same sub-adviser. The investment results of the Eligible Funds may be higher or lower than the results of these funds. There is no assurance, and no representation is made, that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund.

INVESTMENT MANAGEMENT

     MetLife Advisers, LLC (formerly New England Investment Management, LLC) is the investment adviser for the series of the New England Zenith Fund. The chart below shows the sub-adviser for each series of the New England Zenith Fund. MetLife Advisers, which is an affiliate of NELICO, and each of the sub-advisers are registered with the SEC as investment advisers under the Investment Advisers Act of 1940.


                   SERIES                                         SUB-ADVISER
                   ------                                         -----------
State Street Research Money Market               State Street Research and Management Company
State Street Research Bond Income                State Street Research and Management Company
Harris Oakmark Focused Value                     Harris Associates L.P.
Davis Venture Value                              Davis Selected Advisers, L.P.*
Alger Equity Growth                              Fred Alger Management, Inc.


------------

* Davis Selected may also delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.



     In the case of the State Street Research Money Market Series, the State Street Research Bond Income Series and the Harris Oakmark Focused Value Series, MetLife Advisers became the adviser on May 1, 1995. The State Street Research Money Market Series' and State Street Research Bond Income Series' sub-adviser was Back Bay Advisors, L.P. until July 1, 2001. At that time State Street Research and Management Company became the sub-adviser. The Harris Oakmark Focused Value Series' sub-adviser was Loomis, Sayles and Company, L.P. until May 1, 1998, when Goldman Sachs Asset Management, a separate operating division of Goldman Sachs & Co., became the sub-adviser. Harris Associates L.P. became the sub-adviser on May 1, 2000. For more information about the Series' advisory agreements, see the New England Zenith Fund prospectus attached at the end of this prospectus and the New England Zenith Fund's Statement of Additional Information.


     MetLife Advisers became the investment manager for the Metropolitan Series Fund Portfolios on May 1, 2001. Prior to that time, MetLife was the investment manager. For more information regarding the investment manager and sub-investment managers of the Metropolitan Series Fund Portfolios, see the Metropolitan Series Fund prospectus attached at the end of this prospectus and its Statement of Additional Information. The following chart shows the sub-investment manager for each portfolio of the Metropolitan Series Fund.


                  PORTFOLIO                                 SUB-INVESTMENT MANAGER
                  ---------                                 ----------------------
Janus Mid Cap                                    Janus Capital Corporation
Russell 2000 Index                               Metropolitan Life Insurance Company*
Putnam International Stock                       Putnam Investment Management, LLC
MetLife Stock Index                              Metropolitan Life Insurance Company*
MetLife Mid Cap Stock Index                      Metropolitan Life Insurance Company*
Morgan Stanley EAFE Index                        Metropolitan Life Insurance Company*
Lehman Brothers Aggregate Bond Index             Metropolitan Life Insurance Company*
State Street Research Aurora                     State Street Research and Management Company
Janus Growth                                     Janus Capital Corporation
Neuberger Berman Partners Mid Cap Value          Neuberger Berman Management Inc.
T. Rowe Price Large Cap Growth                   T. Rowe Price Associates, Inc.
Harris Oakmark Large Cap Value                   Harris Associates, L.P.
T. Rowe Price Small Cap Growth                   T. Rowe Price Associates, Inc.
State Street Research Large Cap Value            State Street Research and Management Company
State Street Research Diversified                State Street Research and Management Company


------------
* Metropolitan Life Insurance Company became the sub-investment manager on May 1, 2001.


     Met Investors Advisory LLC (formerly known as Met Investors Advisory Corp.) is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company and is the Manager for the Portfolios of the Met Investors Series Trust. For more information regarding the Manager and Advisers of The Met Investors Series Trust, see the Met Investors Series Trust prospectuses attached at the end of this prospectus and their Statement of Additional Information. The following chart shows the Adviser for each portfolio of the Met Investors Series Trust.



                  PORTFOLIO                                         ADVISER
                  ---------                                         -------
MFS Mid Cap Growth                               Massachusetts Financial Services Company
PIMCO Innovation                                 PIMCO Equity Advisors
Met/AIM Mid Cap Core Equity                      AIM Capital Management, Inc.
Met/AIM Small Cap Growth                         AIM Capital Management, Inc.
PIMCO Total Return                               Pacific Investment Management Company LLC
State Street Research Concentrated               State Street Research and Management Company
  International


     Fidelity Management & Research Company ("FMR") is the investment adviser for VIP and VIP II. For more information regarding the VIP Equity-Income, VIP Growth, VIP Overseas, VIP High Income and VIP II Asset Manager Portfolios and FMR, see the VIP and VIP II prospectuses attached at the end of this prospectus and their Statements of Additional Information.


     Capital Research and Management Company ("Capital Research") is the investment adviser for the American Funds Insurance Series. For more information regarding the American Funds Growth Fund, the American Funds Growth-Income Fund and the American Funds Global Small Capitalization Fund, see the American Funds Insurance Series prospectuses attached at the end of this prospectus and their Statement of Additional Information.



     SEI Investments Management Corporation is the investment adviser for the SEI Insurance Products Trust. For more information regarding the VP Large Cap Value Fund, the VP Large Cap Growth Fund, the VP Small Cap Value Fund, the VP Small Cap Growth Fund, the VP International Equity Fund, the VP Emerging Markets Equity Fund, the VP Core Fixed Income Fund, the VP High Yield Bond Fund and the VP Emerging Markets Debt Fund, see the SEI Insurance Products Trust prospectuses attached at the end of this prospectus and their Statements of Additional Information.

SUBSTITUTION OF INVESTMENTS

     If investment in the Eligible Funds or a particular Fund is no longer possible, in our judgment becomes inappropriate for the purposes of the Policies, or for any other reason in our sole discretion, we may substitute another Eligible Fund or Funds without your consent. The substituted fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future premium payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission. Furthermore, we may make available or close Divisions to allocation of premium payments or cash value, or both, for some or all classes of Policies, at any time in our sole discretion.


OTHER FUNDS AND SHARE CLASSES



     The Eligible Funds offer various classes of shares, each of which has a different level of expenses. The attached fund prospectuses may provide information for funds or share classes that are not available through the Policy. When you consult the attached prospectuses, be careful to refer to only the information regarding the Eligible Funds the share classes of the Eligible Funds that are available through the Policy. For the New England Zenith Fund and Met Investors Series Trust we offer Class A shares only, for the Metropolitan Series Fund we offer Class A and Class E shares, for Fidelity VIP and Fidelity VIP II we offer Initial Class shares only, for the American Funds Insurance Series we offer Class 2 shares only, and for the SEI Insurance Products Trust we offer Class A shares only.


                              THE GENERAL ACCOUNT


     You may allocate net premiums and transfer cash value to the General Account. Because of exemptive and exclusionary provisions in the Federal securities laws, interests in the General Account are not registered under the Securities Act of 1933. The General Account is not registered as an investment company under the Investment Company Act of 1940. Therefore, neither the General Account nor any interests therein are generally subject to the provisions of these Acts, and the SEC does not review General Account disclosure. This disclosure may, however, be subject to certain provisions of the Federal securities laws on the accuracy and completeness of prospectuses.


GENERAL DESCRIPTION

     The General Account includes all of our assets except assets in the Separate Account or in our other separate accounts. We decide how to invest our General Account assets. General Account allocations do not share in the actual investment experience of the General Account. Instead, we guarantee that the General Account will credit interest at an annual effective rate of at least 3%. We may or may not credit interest at a higher rate. We declare the current interest rate for the General Account periodically. The General Account earns interest daily.

VALUES AND BENEFITS

     Cash value in the General Account increases from net premiums allocated and transfers to the General Account and General Account interest, and decreases from loans, partial withdrawals made from the General Account, charges and transfers from the General Account. We deduct charges from the General Account and the Policy's Divisions in proportion to the amount of cash value in each. (See "Monthly Deduction from Cash Value".) A Policy's total cash value includes cash value in the Separate Account, the General Account, and any cash value held in the Loan Account due to a Policy loan.

     Cash value in the General Account is included in the calculation of the Policy's death benefit in the same manner as the cash value in the Separate Account. (See "Death Benefit".)

POLICY TRANSACTIONS

     Except as described below, the General Account has the same rights and limitations regarding premium allocations, transfers, loans, surrenders and partial withdrawals as the Separate Account. (See "Other Policy Features".) The following special rules apply to the General Account.

     After the Right to Examine Policy period, a portion of the cash value may be withdrawn from the General Account or transferred from the General Account to the Separate Account. The amount of any partial withdrawal (net of applicable Surrender Charges) or any transfer must be at least $500, unless the balance remaining would be less than $100, in which case you may withdraw or transfer the entire General Account cash value. No amount may be withdrawn from the General Account that would result in there being insufficient cash value to meet any Surrender Charges that would be payable immediately following the withdrawal upon the surrender of the remaining cash value in the Policy. The total amount of transfers and withdrawals in a Policy year may not exceed a Maximum Amount equal to the greater of (a) 25% of the Policy's cash surrender value in the General Account at the beginning of the Policy year, or (b) the previous Policy year's Maximum Amount (not to exceed the total cash surrender value of the Policy).


     Transfers and premium allocations to, and withdrawals from, the General Account are limited by the Maximum Allocation Percent and the Maximum Withdrawal Percent Limit set forth in your Policy and in effect at the time a transfer request is made.


     There is no transaction charge for the first twelve partial withdrawals or twelve transfers in a Policy year. We reserve the right to limit partial withdrawals and transfers to twelve each in a Policy year and to impose a charge of $25 for each partial withdrawal or transfer in excess of twelve in a Policy year. We may revoke or modify the privilege of transferring amounts to or from the General Account at any time. Partial withdrawals will result in the imposition of any applicable Surrender Charges.

     Unless you request otherwise, a Policy loan reduces the Policy's cash value in the Divisions and the General Account proportionately. We allocate all loan repayments in the same proportion that the cash value in each Loan Sub-Account bears to the total value of the Loan Account. The amount transferred from the Policy's Divisions and the General Account as a result of a loan earns interest at an effective rate of at least 3% per year, which we credit to the Policy's cash value in the Divisions and the General Account in proportion to the Policy's cash value in each on the day it is credited.

     Unless you request otherwise, we take partial withdrawals from the Policy's Divisions and the General Account in the same proportion that the cash value in each account bears to the Policy's total unloaned cash value. If current restrictions on the General Account will not permit this allocation, we will ask you for an acceptable allocation.

     We can delay transfers, surrenders, withdrawals and Policy loans from the General Account for up to six months (to the extent allowed by state insurance law). We will not delay loans to pay premiums on policies issued by us.

                          DISTRIBUTION OF THE POLICIES


     The Policy will be sold by individuals who, in addition to being licensed as life insurance agents for General American, are also registered representatives of broker-dealers who have entered into written sales agreements with General American Distributors, Inc. ("General American Distributors"), 700 Market Street, St. Louis, Missouri, 63101. General American Distributors, a Missouri corporation organized in 2000 and a wholly-owned subsidiary of GenAmerica Financial Corporation, serves as the principal underwriter for the Policies under a Distribution Agreement with General American. General American Distributors is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. More information about General American Distributors is available at http://www.nasdr.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program. As principal underwriter for the Policies, General American Distributors may receive a fee of up to 2% of premium for distribution of the Policies.



     General American Distributors has entered into a selling agreement with an affiliated broker-dealer under which selling agents will receive commissions based on commission schedules and rules that vary based on the agent's contract. Under contracts that are based on agent level commissions, agent first year commissions are 50% of Target Premium and 2.25% of excess premium paid in year
1. In years 2-10, the agent commissions range from 1% to 1.75% of premium depending on the agent's contract type. In years 11 and later there is a service fee from 1.50% to 2% of premium depending on the agent's contract type. An additional service fee determined as a percentage of the Policy's unloaned cash value may also be paid. The maximum percentage paid varies by Policy year decreasing from 0.20% to 0.12% of average monthly unloaned assets. For certain contracts there is no cash value based fee.



     In addition, General American, the General Agent, and the selling agent may enter into agreements that compensate the selling agent for basic expenses, renewal overrides, and incentive bonuses. Reductions may be possible under certain circumstances (see "Group, Sponsored and Other Special Arrangements".) In addition to commissions, General American may also pay the following sales expenses: General Agent and agency manager compensation; agent training allowances; deferred compensation and insurance benefits of agents, General Agents and agency managers; advertising expenses and other expenses of distributing the Policies. General Agents' compensation may be in part based on the level of productivity of agents in their agencies. Agents receive less compensation for the sale of Policies that provide a significant portion of death benefit coverage through the use of term riders.



     General American Distributors also enters into selling agreements with unaffiliated broker-dealers, the terms of which may, under certain circumstances, also apply to affiliated broker-dealers. Under these agreements, which are based on gross dealer concessions payable to the broker-dealer, first year compensation ranges from 80% to 95% of Target Premium and from 3% to 4% of excess premium paid in year 1, depending on contract type. In years 2-10, the compensation is 2% of premium. In years 11 and later there is a service fee from 1% to 2% of premium depending on the contract type. An additional service fee determined as a percentage of the Policy's unloaned cash value may also be paid. The maximum percentage paid varies by Policy year decreasing from 0.20% to 0.10% of average monthly unloaned assets. For certain contracts there is no cash value based fee. The broker-dealer may also receive additional compensation, which in some cases will vary based on the productivity of the registered representatives. General American, General American Distributors and the broker-dealer may enter into an agreement that compensates the broker-dealer for expenses associated with the distribution of the policies. The compensation payable to the registered representatives and General Agents will be determined by their agreement with the broker-dealer. Reductions may be possible under certain circumstances (see "Group, Sponsored and Other Special Arrangements".) Broker-dealers receive less compensation for the sale of Policies that provide a significant portion of death benefit coverage through the use of term riders.



     An affiliate of General American Distributors may receive 12b-1 fees from the American Funds Growth Fund, the American Funds Growth-Income Fund and the American Funds Global Small Capitalization Fund.



     Registered representatives of an affiliated broker-dealer who are also agents of General American are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that General American offers, such as conferences, trips, prizes, and awards. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.



     The General Agent commission schedules and rules differ for different types of agency contracts.


     We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policy. Commissions paid on the Policy, including other incentives or payments, are not charged directly to the Policy owners or the Separate Account.

     We offer the Policies to the public on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

           LIMITS TO GENERAL AMERICAN'S RIGHT TO CHALLENGE THE POLICY

     Generally, we can challenge the validity of your Policy or a rider during the insured's lifetime for two years (or less, if required by state law) from the date of issue, based on misrepresentations made in the application. We can challenge the portion of the death benefit resulting from an underwritten premium payment for two years during the insured's lifetime from receipt of the premium payment. However, if the insured dies within two years of the date of issue, we can challenge all or part of the Policy at any time based on misrepresentations in the application. We can challenge an increase in face amount, with regard to material misstatements concerning such increase, for two years during the insured's lifetime from its effective date.

MISSTATEMENT OF AGE OR SEX

     If the application misstates the insured's age or sex, the Policy's death benefit is the amount that the most recent Monthly Deduction which was made would provide, based on the insured's correct age and, if the Policy is sex-based, correct sex.

SUICIDE


     If the insured, while sane or insane, commits suicide within two years (or less, if required by state law) from the date of issue, the death benefit is limited to premiums paid, less any outstanding loan and loan interest to the date of death and partial withdrawals. If the insured, while sane or insane, commits suicide within two years (or less, if required by state law) after the effective date of an increase in face amount, the death benefit for such increase will be limited to the Monthly Deductions for the increase. (Where required by state law, we determine the death benefit under this provision by using the greater of: the reserve of the insurance which is subject to the provision; and the amounts used to purchase the insurance which is subject to the provision.)


                               TAX CONSIDERATIONS

INTRODUCTION

     The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

TAX STATUS OF THE POLICY

     In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that the Policies should satisfy the applicable requirements. There is less guidance, however, with respect to Policies issued on a substandard or guaranteed issue basis and Policies with term riders added, and it is not clear whether such Policies will in all cases satisfy the applicable requirements. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so.

     In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the variable account supporting their contracts, due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to variable account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility of a Policy Owner to allocate premiums and cash values, have not been explicitly addressed in published rulings. While we believe that the Policies do not give Policy Owners investment control over Separate Account assets, we reserve the right to modify the Policies as necessary to prevent a Policy Owner from being treated as the owner of the Separate Account assets supporting the Policy.

     In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements.

     The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

     IN GENERAL. We believe that the death benefit under a Policy should be excludible from the gross income of the beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or beneficiary. A tax adviser should be consulted on these consequences.

     Generally, the Policy Owner will not be deemed to be in constructive receipt of the Policy cash value until there is a distribution or a deemed distribution. When distributions from a Policy occur, or when loans are taken from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

     MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable income tax treatment than other life insurance contracts. In general a Policy will be classified as a Modified Endowment Contract if the amount of premiums paid into the Policy causes the Policy to fail the "7-pay test." A Policy will fail the 7-pay test if at any time in the first seven Policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

     If there is a reduction in the benefits under the Policy during the first seven Policy years, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced face amount. If there is a "material change" in the Policy's benefits or other terms, even after the first seven Policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy years. To prevent your Policy from becoming a Modified Endowment Contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Policy Owner should consult a tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

     DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

          (1) All distributions other than death benefits, including distributions upon surrender and withdrawals, from a Modified Endowment Contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policy Owner's investment in the Policy only after all gain has been distributed.

          (2) Loans taken from or secured by a Policy classified as a Modified Endowment Contract are treated as distributions and taxed accordingly.

          (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Policy Owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policy Owner or the joint lives (or joint life expectancies) of the Policy Owner and the Policy Owner's beneficiary or designated beneficiary.


     If a Policy becomes a Modified Endowment Contract, distributions will be taxed as distributions from a Modified Endowment Contract. In addition, distributions from a Policy within two years before it becomes a Modified Endowment Contract will be taxed in this manner. This means that a distribution made from a Policy that is not a Modified Endowment Contract could later become taxable as a distribution from a Modified Endowment Contract. The IRS has promulgated a procedure for the correction of inadvertent Modified Endowment Contracts.


     DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than death benefits from a Policy that is not classified as a Modified Endowment Contract are generally treated first as a recovery of the Policy Owner's investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

     Loans from or secured by a Policy that is not a Modified Endowment Contract are generally not treated as distributions. However, the tax consequences associated with Policy loans that are outstanding after the first ten Policy years are less clear and a tax adviser should be consulted about such loans.

     Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

     INVESTMENT IN THE POLICY. Your investment in the Policy is generally your aggregate premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

     POLICY LOANS. In general, interest on a Policy loan will not be deductible. If a Policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. A loan may also be taxed when a Policy is exchanged. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.

     MULTIPLE POLICIES. All Modified Endowment Contracts that are issued by General American (or its affiliates) to the same Policy Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Policy Owner's income when a taxable distribution occurs.


     WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.



     ACCELERATION OF DEATH BENEFIT RIDER. We believe that payments received under the Acceleration of Death Benefit Rider should be fully excludable from the gross income of the beneficiary except in certain business contexts. However, you should consult a qualified tax adviser about the consequences of adding this rider to a Policy or requesting payment under this rider.


     OTHER POLICY OWNER TAX MATTERS. The transfer of the Policy or designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy or the payment of proceeds to a person who is assigned to a generation which is two or more generations below the generation assignment of the Policy Owner may have generation-skipping transfer tax consequences under Federal tax law. Federal and state estate, inheritance, transfer and other tax consequences depend on the individual circumstances of each Policy Owner or beneficiary.

     The tax consequences of continuing the Policy beyond the insured's 100th year are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the insured's 100th year.

     If a trustee under a pension or profit-sharing plan, or similar deferred compensation arrangement, owns a Policy, the Federal, state and estate tax consequences could differ. The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited. The current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income. We report this cost to the participant annually. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the cash value is not income taxable. However, the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA"). You should consult a qualified adviser regarding ERISA.

     Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA. Plan loans must also satisfy tax requirements to be treated as nontaxable. Plan loan requirements and provisions may differ from the Policy loan provisions. Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA. Plan fiduciaries and participants should consult a qualified adviser before requesting a loan under a Policy held in connection with a retirement plan.

     Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.


     NEW GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has recently issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this new guidance if you have purchased or are considering the purchase of a Policy for a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.


     ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Policyowner is subject to that tax.

     POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

GENERAL AMERICAN'S INCOME TAXES

     Under current Federal income tax law, General American is not taxed on the Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for Federal income taxes. We reserve the right to charge the Separate Account for any future Federal income taxes we may incur.

     Under current laws in several states, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

                                   MANAGEMENT

     The directors and executive officers of General American and their principal business experience during the past five years are:

                         DIRECTORS OF GENERAL AMERICAN


                                                        PRINCIPAL OCCUPATION(S)
               NAME                                      DURING PAST FIVE YEARS
               ----                                     -----------------------
James M. Benson...................    Chairman, President and Chief Executive Officer of General
  Metropolitan Life                   American since 2002, Chairman, President and Chief Executive
  Insurance Company                     Officer of New England Life Insurance Company ("NELICO")
  One Madison Avenue                    since 1998 and President, Individual Business of
  New York, NY 10010                    Metropolitan Life Insurance Company since 1999; formerly,
                                        Director, President and Chief Operating Officer 1997-1998
                                        of NELICO; President and Chief Executive Officer 1996-1997
                                        of Equitable Life Assurance Society.
William E. Cornelius..............    Retired Chairman and Chief Executive Officer, Union Electric
  Union Electric Company              Company
  P.O. Box 149
  St. Louis, Missouri 63166
John C. Danforth..................    Partner, Bryan Cave (law firm). Formerly, U.S. Senator,
  Bryan Cave                          State of Missouri
  One Metropolitan Square,
  Suite 3600
  St. Louis, Missouri 63102

                                                        PRINCIPAL OCCUPATION(S)
               NAME                                      DURING PAST FIVE YEARS
               ----                                     -----------------------
Arnold W. Donald..................    Chairman and Chief Executive Officer, Merisant Company
  Merisant Company
  1 North Brentwood,
  Suite 510
  Clayton, MO 63105
Jerald L. Kent....................    Formerly President and Chief Executive Officer, Charter
  13351 Buckland Hall Road            Communications, Inc.
  St. Louis, MO 63131
Stewart G. Nagler.................    Vice Chairman of Board and Chief Financial Officer, MetLife
  Metropolitan Life
  Insurance Company
  One Madison Avenue
  New York, NY 10010
Craig D. Schnuck..................    Chairman and Chief Executive Officer, Schnuck Markets, Inc.
  Schnuck Markets, Inc.
  11420 Lackland Road
  P.O. Box 46928
  St. Louis, MO 63146
William P. Stiritz................    Chairman, Chief Executive Officer and President, Agribrands
  Agribrands International, Inc.      International, Inc. Formerly Chairman, Chief Executive
  9811 So. Forty Drive                  Officer and President, Ralston Purina Company (pet food,
  St. Louis, Missouri 63124             batteries, and bread business). Chairman, Ralcorp
                                        Holdings, Inc.
Andrew C. Taylor..................    Chief Executive Officer and President, Enterprise Rent-A-Car
  Enterprise Rent-A-Car
  600 Corporate Park Drive
  St. Louis, Missouri 63105
Robert L. Virgil..................    Principal, Edward Jones
  Edward Jones
  12555 Manchester
  St. Louis, Missouri
  63131-3729
Lisa M. Weber.....................    Executive Vice President -- Human Resources, MetLife
  Metropolitan Life
  Insurance Company
  One Madison Avenue
  New York, NY 10010
Virginia V. Weldon, M.D...........    Director, Center for the Study of American Business,
  Monsanto Company                    Washington University. Retired Senior Vice President, Public
  800 North Lindbergh                   Policy, Monsanto Company
  Company
  St. Louis, Missouri 63167

                     EXECUTIVE OFFICERS OF GENERAL AMERICAN
                              OTHER THAN DIRECTORS


                                                        PRINCIPAL OCCUPATION(S)
               NAME                                     DURING PAST FIVE YEARS*
               ----                                     -----------------------
Richard D. Evans..................    Senior Vice President, 1/99-present. Regional Vice
                                      President, 7/95-1/99.
Timothy J. Klopfenstein...........    Chief Financial Officer, GenAmerica Financial Corp.,
                                      1/2001-present. Vice President and CFO -- Individual Line,
                                        6/99-12/2000. Actuarial Consultant, 6/98-5/99. Vice
                                        President, Connecticut General Life Insurance, 1/98-5/98.
                                        Vice President, Healthsource -- Provident Administrators,
                                        6/95-12/97.
Donald Lambert....................    Vice President -- 10/2000-present. Vice President, GenServe,
                                      1998-present. Regional Vice President, 1990-1998.
Leland J. Launer, Jr..............    Treasurer -- 1/2001-present. Treasurer, Metropolitan Life
                                      Insurance Company, 2/2000-present.
Richard A. Liddy..................    Chairman, 9/2000-present. Chairman, President and CEO,
                                      1/95-9/2000. Chairman of the Executive Committee,
                                        5/92-9/2000. President and CEO, 5/92-1/95.
Matthew P. McCauley...............    Vice President, General Counsel, and Secretary,
                                      1/2001-present. Vice President, Associate General Counsel,
                                        1/95-1/2001.
Daniel J. McDonald................    Senior Vice President -- 10/2000-present. Senior Vice
                                      President -- Special Markets, 8/99-10/2000. President,
                                        Applied InnovationMonetary Solutions, 9/96-8/2000.
                                        Regional CEO, Lincoln Financial Group, 5/92-9/96.
Richard J. Miller.................    Executive Vice President and Chief Marketing Officer,
                                      2/2002-present. Senior Vice President -- GenAmerica Advisory
                                        Sales, 8/2000-2/2002. President and CEO, Walnut Street
                                        Securities, 1/97-present. General Agent, Wrenshall-Miller
                                        Agency, 1989-1/97.
Jerome M. Mueller.................    Senior Vice President -- National Marketing, 4/98-present.
                                      Senior Vice President, Mercantile Bancorporation, 9/91-4/98.
John E. Petersen..................    Senior Vice President -- Sales, 10/2000-present. Vice
                                      President -- Sales, 1/99-10/2000. Regional Vice President,
                                        1/92-1/99.
William S. Slater.................    Senior Vice President, 10/2000-present. Chief Executive
                                      Officer, General American Retirement Plans Group,
                                        9/99-present. Vice President, Retirement Plans Group,
                                        1/99-9/2000. Executive Vice President, Genelco,
                                        6/97-12/98. Vice President Pension Sales & Client
                                        Services, New England Life Insurance Co., 1/95-6/97.
Bernard H. Wolzenski..............    Executive Vice President -- Individual Insurance,
                                      10/91-present.
A. Greig Woodring.................    President and Chief Executive Officer, Reinsurance Group of
                                      America, 12/92-present.


------------
*  All positions listed are with General American unless otherwise indicated.


** The principal business address of Messrs. McCauley, Evans, Lambert, McDonald,
   Miller, Mueller, Petersen, Slater and Wolzenski is General American Life Insurance Company, 700 Market Street, St. Louis, Missouri 63101. The principal business address for Mr. Woodring is 1370 Timberlake Manor Parkway, Chesterfield, MO 63017. The principal business address for Mr. Klopfenstein is 13045 Tesson Ferry Road, St. Louis, MO 63128. The principal business address for Mr. Launer is Metropolitan Life Insurance Company, One Madison Avenue, New York, NY 10010.

                                 VOTING RIGHTS

     We own Eligible Fund shares held in the Separate Account and vote those shares at meetings of the Eligible Fund shareholders. Under Federal securities law, you currently have the right to instruct us how to vote shares that are attributable to your Policy.

     Policy Owners who are entitled to give voting instructions and the number of shares attributable to their Policies are determined as of the meeting record date. If we do not receive timely instructions, we will vote shares in the same proportion as (i) the aggregate cash value of policies giving instructions, respectively, to vote for, against, or withhold votes on a proposition, bears to
(ii) the total cash value in that Division for all policies for which we receive voting instructions. No voting privileges apply to the General Account or to cash value removed from the Separate Account due to a Policy loan.

     We will vote Eligible Fund shares held by our General Account (or any unregistered separate account for which voting privileges were not extended) in the same proportion as the total of (i) shares for which voting instructions were received and (ii) shares that are voted in proportion to such voting instructions.


     The Eligible Funds' Boards of Trustees monitor events to identify conflicts that may arise from the sale of Eligible Fund shares to variable life and variable annuity separate accounts of affiliated and, if applicable, unaffiliated insurance companies and qualified plans. Conflicts could result from changes in state insurance law or Federal income tax law, changes in investment management of an Eligible Fund, or differences in voting instructions given by variable life and variable annuity contract owners and by qualified plans, if applicable. If there is a material conflict, the Board of Trustees will determine what action should be taken, including the removal of the affected Divisions from the Eligible Fund(s), if necessary. If we believe any Eligible Fund action is insufficient, we will consider taking other action to protect Policy Owners. There could, however, be unavoidable delays or interruptions of operations of the Separate Account that we may be unable to remedy.


     We may disregard voting instructions for changes in the investment policy, investment adviser or principal underwriter of an Eligible Fund portfolio if required by state insurance law, or if we (i) reasonably disapprove of the changes and (ii) in the case of a change in investment policy or investment adviser, make a good faith determination that the proposed change is prohibited by state authorities or inconsistent with a Division's investment objectives. If we do disregard voting instructions, the next annual report to Policy Owners will include a summary of that action and the reasons for it.

                      RIGHTS RESERVED BY GENERAL AMERICAN

     We and our affiliates may change the voting procedures described above, and vote Eligible Fund shares without Policy Owner instructions, if the securities laws change. We also reserve the right: (1) to add Divisions; (2) to combine Divisions; (3) to substitute shares of a new fund for shares of an Eligible Fund (the new fund may have different fees and expenses), to close a Division to allocations of premium payments or cash value or both at any time in our sole discretion, or to transfer assets to our General Account as permitted by applicable law; (4) to operate the Separate Account as a management investment company under the Investment Company Act of 1940 or in any other form; (5) to deregister the Separate Account under the Investment Company Act of 1940; (6) to combine it with other Separate Accounts; and (7) to transfer its assets to other Separate Accounts. We will exercise these rights in accordance with applicable law, including approval of Policy Owners if required. We will notify you if exercise of any of these rights would result in a material change in the Separate Account or its investments.


                     RESTRICTIONS ON FINANCIAL TRANSACTIONS



     If mandated under applicable law, we may be required to reject a premium payment. We may also be required to block a Policy Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans, or death benefits, until instructions are received from the appropriate regulator.

                               TOLL-FREE NUMBERS

     For information about historical values of the Separate Account Divisions, for Division transfers, premium reallocations, or Statements of Additional Information for the Eligible Funds, and for current information about your Policy values, to change or update Policy information such as your address, billing mode, beneficiary or ownership, or for information about other Policy transactions, call 1-800-638-9294.

                                    REPORTS

     We will send you an annual statement showing your Policy's death benefit, cash value and any outstanding Policy loan principal. We will also confirm Policy loans, Division transfers, lapses, surrenders and other Policy transactions when they occur.

     You will be sent semiannual reports containing the financial statements of the Separate Account and the Eligible Funds.

                             ADVERTISING PRACTICES

     Professional organizations may endorse the Policies. We may use such endorsements in Policy sales material. We may pay the professional organization for the use of its customer or mailing lists to distribute Policy promotional materials. An endorsement by a third party does not predict the future performance of the Policies.

     Articles discussing the Separate Account's investment performance, rankings and other characteristics may appear in publications. Some or all of these publishers or ranking services (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) may publish their own rankings or performance reviews of variable contract separate accounts, including the Separate Account. We may use references to, or reprints of such articles or rankings as sales material and may include rankings that indicate the names of other variable contract separate accounts and their investment experience. We may also use "unit values" to provide information about the Separate Account's investment performance in this prospectus, marketing materials, and historical illustrations.

     Publications may use articles and releases, developed by General American, the Eligible Funds and other parties, about the Separate Account or the Eligible Funds. We may use references to or reprints of such articles in sales material for the Policies or the Separate Account. Such literature may refer to personnel of the advisers, who have portfolio management responsibility, and their investment style, and include excerpts from media articles.

     We are a member of the Insurance Marketplace Standards Association ("IMSA"), and may include the IMSA logo and information about IMSA membership in our advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

     Policy sales material may refer to historical, current and prospective economic trends. In addition, sales material may discuss topics of general investor interest for the benefit of registered representatives and prospective Policy Owners. These materials may include, but are not limited to, discussions of college planning, retirement planning, reasons for investing and historical examples of the investment performance of various classes of securities, securities markets and indices.

                                 LEGAL MATTERS

     Legal matters in connection with the Policies described in this prospectus have been passed on by Mathew P. McCauley, Vice President, General Counsel and Secretary of General American. Sutherland Asbill & Brennan LLP, of Washington, D.C., has provided advice on certain matters relating to federal securities laws.

                             REGISTRATION STATEMENT

     This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. Copies of such additional information may be obtained from the SEC upon payment of the prescribed fee.

                               LEGAL PROCEEDINGS



     Various litigation, claims, and assessments against General American have arisen in the course of its business, including, without limitation, matters relating to its activities as an insurer, employer, investor and taxpayer. In addition, state insurance regulatory authorities and other Federal and state authorities regularly make inquiries and conduct investigations concerning General American's compliance with applicable insurance and other laws and regulations. However, there are no pending legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject, and General American is not a party to any pending legal proceeding that it considers to be material with respect to Policy Owners by reason of the nature of the claim or the amount thereof.



     General American has received and responded to subpoenas for documents and other information from the office of the U.S. Attorney for the Eastern District of Missouri with respect to certain administrative services provided by its former Medicare Unit during the period January 1, 1988 through December 31, 1998, which services ended and which unit was disbanded prior to MetLife's acquisition of General American. The subpoenas were issued as part of the Government's criminal investigation alleging that General American's former Medicare Unit engaged in improper billing and claims payment practices. The Government is also conducting a civil investigation under the Federal False Claims Act. General American is cooperating fully with the Government's investigations. In March 2002, General American and the Government reached an agreement in principle to resolve all issues through a civil settlement. The agreement is subject to approvals and there can be no assurance that it will be approved. On April 11, 2002, it was announced that General American will take a $48 million after-tax charge to cover costs associated with the civil settlement. (See Notes to Financial Statements).


                                    EXPERTS


     The consolidated financial statements as of and for the years ended December 31, 2000 and December 31, 2001 of the Company included in this Prospectus and in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph that discusses the Company's change in basis of accounting, as of January 1, 2000, as a result of a business combination accounted for as a purchase), and have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.



     The financial statements of the Separate Account as of December 31, 2001, and for each of the periods in the two-year period ended December 31, 2001, included in this Prospectus and in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.



     The consolidated financial statements of the Company for the year ended December 31, 1999, and the statement of operations and changes in net assets of the Separate Account for the year ended December 31, 1999, have been included in this Prospectus in reliance on the reports of KPMG LLP, independent certified public accountants, and on the authority of said firm as experts in accounting and auditing.



     Actuarial matters included in this Prospectus have been examined by James
J. Reilly, F.S.A., M.A.A.A., Vice President and Actuary of Metropolitan Life Insurance Company, a General American affiliate, as stated in the opinion filed as an exhibit to the registration statement.

                                   APPENDIX A

                 ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES,
                 CASH SURRENDER VALUES AND ACCUMULATED PREMIUMS

     The tables in Appendix A illustrate the way the Policies work. They show how the death benefit, cash surrender value and cash value could vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Separate Account equal to constant after tax annual rates of 0%, 6% and 12%. The tables are based on a face amount of $500,000 for a male aged 45. The insured is assumed to be in the preferred nonsmoker class. The Tables assume no rider benefits and assume that no allocations are made to the General Account. Values are first given based on current mortality and other Policy charges and then based on guaranteed mortality and other Policy charges. Illustrations show the Options A and B death benefits with the guideline premium test.

     The illustrated death benefits, cash surrender values and cash values for a Policy would be different, either higher or lower, from the amounts shown if the actual gross rates of return averaged 0%, 6% or 12%, but varied above and below that average during the period, if premiums were paid in other amounts or at other than annual intervals. They would also be different depending on the allocation of cash value among the Separate Account's Divisions, if the actual gross rate of return for all Divisions averaged 0%, 6% or 12%, but varied above or below that average for individual Divisions. They would also differ if a Policy loan or partial withdrawal were made during the period of time illustrated, if the insured were female or in another risk classification, or if the Policies were issued at unisex rates. For example, as a result of variations in actual returns, additional premium payments beyond those illustrated may be necessary to maintain the Policy in force for the periods shown or to realize the Policy values shown on particular illustrations even if the average rate of return is achieved.


     The death benefits, cash surrender values and cash values shown in the tables reflect: (i) deductions from premiums for the sales charge, premium tax and federal tax charge; and (ii) a Monthly Deduction (consisting of a Policy charge, an administration and issue expense charge, an asset charge, and a charge for the cost of insurance) from the cash value on the first day of each Policy month. The cash surrender values reflect a Surrender Charge deducted from the cash value upon surrender, face reduction or lapse during the first ten Policy years. (See "Charges and Expenses".) The illustrations reflect an average of the investment advisory fees and operating expenses of the Eligible Funds at an annual rate of .828% of the average daily net assets of the Eligible Funds. This average reflects expense subsidies by the investment advisers of certain Eligible Funds that may be voluntary and of limited duration.



     Taking account of the average investment advisory fee and operating expenses of the Eligible Funds, the gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -.82%, 5.13% and 11.08%, respectively.


     The second column of each table shows the amount which would accumulate if an amount equal to the annual premium were invested to earn interest, after taxes, of 5% per year, compounded annually.

     The internal rate of return on cash surrender value is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Policy to arrive at the cash surrender value of the Policy. The internal rate of return on the death benefit is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Policy to arrive at the death benefit of the Policy. The internal rate of return is compounded annually, and the premiums are assumed to be paid at the beginning of each Policy year.


     If you request, we will furnish a personalized illustration reflecting the proposed insured's age, sex, underwriting classification, and the face amount or premium payment schedule requested. Because these and other assumptions will differ, the values shown in the personalized illustrations can differ very substantially from those shown in the tables below. Therefore, you should carefully review the information that accompanies any personalized illustration. That information will disclose all the assumptions on which the personalized illustration is based. Where applicable, we will also furnish on request an illustration for a Policy which is not affected by the sex of the insured.

                               MALE ISSUE AGE 45
                           $6,900 ANNUAL PREMIUM FOR

                     PREFERRED NONSMOKER UNDERWRITING RISK

                              $500,000 FACE AMOUNT
                             OPTION A DEATH BENEFIT
                             GUIDELINE PREMIUM TEST

             THIS ILLUSTRATION IS BASED ON CURRENT POLICY CHARGES.

                                DEATH BENEFIT                  CASH SURRENDER VALUE                   CASH VALUE
          PREMIUMS          ASSUMING HYPOTHETICAL              ASSUMING HYPOTHETICAL             ASSUMING HYPOTHETICAL
         ACCUMULATED             GROSS ANNUAL                      GROSS ANNUAL                      GROSS ANNUAL
END OF      AT 5%             RATE OF RETURN OF                  RATE OF RETURN OF                 RATE OF RETURN OF
POLICY    INTEREST     --------------------------------   -------------------------------   -------------------------------
 YEAR     PER YEAR        0%         6%         12%         0%         6%         12%         0%         6%         12%
------   -----------      --         --         ---         --         --         ---         --         --         ---
   1      $  7,245     $500,000   $500,000   $  500,000   $   237   $    517   $      800   $ 3,342   $  3,622   $    3,905
   2        14,852      500,000    500,000      500,000     4,006      4,783        5,597     6,766      7,543        8,357
   3        22,840      500,000    500,000      500,000     7,712      9,212       10,846    10,127     11,627       13,261
   4        31,227      500,000    500,000      500,000    12,468     14,955       17,768    14,538     17,025       19,838
   5        40,033      500,000    500,000      500,000    17,100     20,878       25,313    18,825     22,603       27,038
   6        49,280      500,000    500,000      500,000    21,596     26,977       33,531    22,976     28,357       34,911
   7        58,989      500,000    500,000      500,000    25,935     33,237       42,474    26,970     34,272       43,509
   8        69,183      500,000    500,000      500,000    30,118     39,663       52,215    30,808     40,353       52,905
   9        79,887      500,000    500,000      500,000    34,149     46,270       62,847    34,494     46,615       63,192
  10        91,127      500,000    500,000      500,000    38,021     53,055       74,458    38,021     53,055       74,458
  15       156,337      500,000    500,000      500,000    61,076     97,868      161,727    61,076     97,868      161,727
  20       239,563      500,000    500,000      500,000    78,946    151,171      305,896    78,946    151,171      305,896
  25       345,783      500,000    500,000      641,062    92,309    217,510      552,640    92,309    217,510      552,640
  30       481,349      500,000    500,000    1,033,796    96,662    299,168      966,164    96,662    299,168      966,164
  35       654,371      500,000    500,000    1,741,233    86,206    403,276    1,658,317    86,206    403,276    1,658,317

          INTERNAL RATE OF RETURN        INTERNAL RATE OF RETURN
          ON CASH SURRENDER VALUE            ON DEATH BENEFIT
        ASSUMING HYPOTHETICAL GROSS    ASSUMING HYPOTHETICAL GROSS
END OF   ANNUAL RATE OF RETURN OF        ANNUAL RATE OF RETURN OF
POLICY  ---------------------------   ------------------------------
 YEAR     0%        6%        12%        0%         6%        12%
------    --        --        ---        --         --        ---
   1    -96.57%   -92.50%   -88.41%   7,146.37%  7,146.37%  7,146.37%
   2    -58.86    -52.88    -46.99      702.72     702.72     702.72
   3    -41.80    -35.34    -29.00      278.75     278.75     278.75
   4    -29.36    -23.06    -16.86      159.82     159.82     159.82
   5    -22.54    -16.30    -10.15      107.60     107.60     107.60
   6    -18.36    -12.13     -5.99       79.10      79.10      79.10
   7    -15.61     -9.36     -3.21       61.44      61.44      61.44
   8    -13.68     -7.40     -1.24       49.54      49.54      49.54
   9    -12.27     -5.95      0.24       41.04      41.04      41.04
  10    -11.20     -4.84      1.38       34.70      34.70      34.70
  15     -6.94     -0.70      5.40       18.08      18.08      18.08
  20     -5.69      0.86      7.09       11.13      11.13      11.13
  25     -5.24      1.74      8.09        7.45       7.45       9.04
  30     -5.51      2.28      8.70        5.21       5.21       9.04
  35     -6.83      2.69      9.09        3.74       3.74       9.30


IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S DIVISIONS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GENERAL AMERICAN OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               MALE ISSUE AGE 45
                           $6,900 ANNUAL PREMIUM FOR

                     PREFERRED NONSMOKER UNDERWRITING RISK

                              $500,000 FACE AMOUNT
                             OPTION A DEATH BENEFIT
                             GUIDELINE PREMIUM TEST

            THIS ILLUSTRATION IS BASED ON GUARANTEED POLICY CHARGES.

                               DEATH BENEFIT                CASH SURRENDER VALUE                CASH VALUE
          PREMIUMS         ASSUMING HYPOTHETICAL           ASSUMING HYPOTHETICAL          ASSUMING HYPOTHETICAL
         ACCUMULATED            GROSS ANNUAL                    GROSS ANNUAL                   GROSS ANNUAL
END OF      AT 5%            RATE OF RETURN OF               RATE OF RETURN OF              RATE OF RETURN OF
POLICY    INTEREST     ------------------------------   ----------------------------   ----------------------------
 YEAR     PER YEAR        0%         6%        12%        0%        6%        12%        0%        6%        12%
------   -----------      --         --        ---        --        --        ---        --        --        ---
1...      $  7,245     $500,000   $500,000   $500,000   $     0   $   176   $    447   $ 3,011   $ 3,281   $  3,552
2...        14,852      500,000    500,000    500,000     3,320     4,055      4,825     6,080     6,815      7,585
3...        22,840      500,000    500,000    500,000     6,559     7,958      9,486     8,974    10,373     11,901
4...        31,227      500,000    500,000    500,000     9,615    11,878     14,451    11,685    13,948     16,521
5...        40,033      500,000    500,000    500,000    12,474    15,799     19,738    14,199    17,524     21,463
6...        49,280      500,000    500,000    500,000    15,129    19,713     25,374    16,509    21,093     26,754
7...        58,989      500,000    500,000    500,000    17,552    23,589     31,368    18,587    24,624     32,403
8...        69,183      500,000    500,000    500,000    19,712    27,394     37,729    20,402    28,084     38,419
9...        79,887      500,000    500,000    500,000    21,587    31,100     44,474    21,932    31,445     44,819
10..        91,127      500,000    500,000    500,000    23,137    34,663     51,612    23,137    34,663     51,612
15..       156,337      500,000    500,000    500,000    30,097    55,556    102,623    30,097    55,556    102,623
20..       239,563      500,000    500,000    500,000    22,864    68,232    177,292    22,864    68,232    177,292
25..       345,783                 500,000    500,000              59,899    294,390              59,899    294,390
30..       481,349                 500,000    538,445                 537    503,220                 537    503,220
35..       654,371                            911,137                        867,750                        867,750

           INTERNAL RATE OF RETURN         INTERNAL RATE OF RETURN
           ON CASH SURRENDER VALUE             ON DEATH BENEFIT
         ASSUMING HYPOTHETICAL GROSS     ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF         ANNUAL RATE OF RETURN OF
POLICY  -----------------------------   ------------------------------
 YEAR      0%         6%        12%        0%         6%        12%
------     --         --        ---        --         --        ---
1...    -100.00%    -97.46%    93.52%   7,146.37%  7,146.37%  7,146.37%
2...     -64.49     -58.48    -52.57      702.72     702.72     702.72
3...     -47.32     -40.69    -34.23      278.75     278.75     278.75
4...     -37.93     -31.00    -24.26      159.82     159.82     159.82
5...     -32.13     -24.98    -18.07      107.60     107.60     107.60
6...     -28.26     -20.91    -13.85       79.10      79.10      79.10
7...     -25.56     -18.01    -10.81       61.44      61.44      61.44
8...     -23.64     -15.87     -8.53       49.54      49.54      49.54
9...     -22.27     -14.26     -6.76       41.04      41.04      41.04
10..     -21.33     -13.02     -5.36       34.70      34.70      34.70
15..     -17.85      -8.27     -0.11       18.08      18.08      18.08
20..     -23.09      -7.33      2.33       11.13      11.13      11.13
25..                 -9.58      3.90                   7.45       7.45
30..               -100.00      5.24                   5.21       5.61
35..                            6.28                              6.50


IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S DIVISIONS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GENERAL AMERICAN OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               MALE ISSUE AGE 45
                           $6,900 ANNUAL PREMIUM FOR

                     PREFERRED NONSMOKER UNDERWRITING RISK

                              $500,000 FACE AMOUNT
                             OPTION B DEATH BENEFIT
                             GUIDELINE PREMIUM TEST

             THIS ILLUSTRATION IS BASED ON CURRENT POLICY CHARGES.

                                DEATH BENEFIT                  CASH SURRENDER VALUE                   CASH VALUE
          PREMIUMS          ASSUMING HYPOTHETICAL              ASSUMING HYPOTHETICAL             ASSUMING HYPOTHETICAL
         ACCUMULATED             GROSS ANNUAL                      GROSS ANNUAL                      GROSS ANNUAL
END OF      AT 5%             RATE OF RETURN OF                  RATE OF RETURN OF                 RATE OF RETURN OF
POLICY    INTEREST     --------------------------------   -------------------------------   -------------------------------
 YEAR     PER YEAR        0%         6%         12%         0%         6%         12%         0%         6%         12%
------   -----------      --         --         ---         --         --         ---         --         --         ---
1...      $  7,245     $503,329   $503,609   $  503,890   $   224   $    504   $      785   $ 3,329   $  3,609   $    3,890
2...        14,852      506,731    507,504      508,313     3,971      4,744        5,553     6,731      7,504        8,313
3...        22,840      510,058    511,547      513,169     7,643      9,132       10,754    10,058     11,547       13,169
4...        31,227      514,460    516,930      519,723    12,390     14,860       17,653    14,460     16,930       19,723
5...        40,033      518,732    522,485      526,889    17,007     20,760       25,164    18,732     22,485       26,889
6...        49,280      522,861    528,205      534,712    21,481     26,825       33,332    22,861     28,205       34,712
7...        58,989      526,825    534,072      543,237    25,790     33,037       42,202    26,825     34,072       43,237
8...        69,183      530,619    540,086      552,529    29,929     39,396       51,839    30,619     40,086       52,529
9...        79,887      534,251    546,258      562,673    33,906     45,913       62,328    34,251     46,258       62,673
10..        91,127      537,708    552,581      573,742    37,708     52,581       73,742    37,708     52,581       73,742
15..       156,337      560,032    596,019      658,409    60,032     96,019      158,409    60,032     96,019      158,409
20..       239,563      576,185    645,338      793,164    76,185    145,338      293,164    76,185    145,338      293,164
25..       345,783      586,584    702,655    1,013,510    86,584    202,655      513,510    86,584    202,655      513,510
30..       481,349      585,637    763,341    1,369,270    85,637    263,341      869,270    85,637    263,341      869,270
35..       654,371      566,843    820,177    1,942,919    66,843    320,177    1,442,919    66,843    320,177    1,442,919

          INTERNAL RATE OF RETURN        INTERNAL RATE OF RETURN
          ON CASH SURRENDER VALUE            ON DEATH BENEFIT
        ASSUMING HYPOTHETICAL GROSS    ASSUMING HYPOTHETICAL GROSS
END OF   ANNUAL RATE OF RETURN OF        ANNUAL RATE OF RETURN OF
POLICY  ---------------------------   ------------------------------
 YEAR     0%        6%        12%        0%         6%        12%
------    --        --        ---        --         --        ---
1...    -96.75%   -92.70%   -88.62%   7,194.62%  7,198.68%  7,202.76%
2...    -59.15    -53.18    -47.30      708.42     709.08     709.76
3...    -42.12    -35.67    -29.34      281.55     281.97     282.41
4...    -29.57    -23.28    -17.10      161.97     162.33     162.74
5...    -22.71    -16.48    -10.34      109.42     109.78     110.20
6...    -18.51    -12.29     -6.16       80.73      81.10      81.55
7...    -15.75     -9.51     -3.37       62.94      63.33      63.83
8...    -13.82     -7.55     -1.40       50.95      51.37      51.91
9...    -12.42     -6.11      0.07       42.38      42.83      43.43
10..    -11.37     -5.01      1.20       35.98      36.47      37.13
15..     -7.18     -0.94      5.16       19.31      19.99      21.07
20..     -6.08      0.49      6.73       12.27      13.18      14.81
25..     -5.83      1.22      7.62        8.47       9.62      11.90
30..     -6.54      1.51      8.15        6.07       7.48      10.46
35..     -9.05      1.51      8.50        4.33       6.03       9.76


IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S DIVISIONS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GENERAL AMERICAN OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               MALE ISSUE AGE 45
                           $6,900 ANNUAL PREMIUM FOR

                     PREFERRED NONSMOKER UNDERWRITING RISK

                              $500,000 FACE AMOUNT
                             OPTION B DEATH BENEFIT
                             GUIDELINE PREMIUM TEST

            THIS ILLUSTRATION IS BASED ON GUARANTEED POLICY CHARGES.

                               DEATH BENEFIT                CASH SURRENDER VALUE                CASH VALUE
          PREMIUMS         ASSUMING HYPOTHETICAL           ASSUMING HYPOTHETICAL          ASSUMING HYPOTHETICAL
         ACCUMULATED            GROSS ANNUAL                    GROSS ANNUAL                   GROSS ANNUAL
END OF      AT 5%            RATE OF RETURN OF               RATE OF RETURN OF              RATE OF RETURN OF
POLICY    INTEREST     ------------------------------   ----------------------------   ----------------------------
 YEAR     PER YEAR        0%         6%        12%        0%        6%        12%        0%        6%        12%
------   -----------      --         --        ---        --        --        ---        --        --        ---
1...       $ 7,245     $502,995   $503,264   $503,535   $     0   $   159   $    430   $ 2,995   $ 3,264   $  3,535
2...        14,852      506,038    506,768    507,533     3,278     4,008      4,773     6,038     6,768      7,533
3...        22,840      508,891    510,277    511,790     6,476     7,862      9,375     8,891    10,277     11,790
4...        31,227      511,548    513,782    516,323     9,478    11,712     14,253    11,548    13,782     16,323
5...        40,033      513,991    517,263    521,139    12,266    15,538     19,414    13,991    17,263     21,139
6...        49,280      516,214    520,708    526,255    14,834    19,328     24,875    16,214    20,708     26,255
7...        58,989      518,186    524,079    531,668    17,151    23,044     30,633    18,186    24,079     31,668
8...        69,183      519,875    527,338    537,370    19,185    26,648     36,680    19,875    27,338     37,370
9...        79,887      521,257    530,449    543,360    20,912    30,104     43,015    21,257    30,449     43,360
10..        91,127      522,292    533,360    549,620    22,292    33,360     49,620    22,292    33,360     49,620
15..       156,337      527,852    551,286    594,498    27,852    51,286     94,498    27,852    51,286     94,498
20..       239,563      518,381    557,031    649,746    18,381    57,031    149,746    18,381    57,031    149,746
25..       345,783                 535,490    709,333              35,490    209,333              35,490    209,333
30..       481,349                            753,730                        253,730                        253,730
35..       654,371                            735,604                        235,604                        235,604

          INTERNAL RATE OF RETURN          INTERNAL RATE OF RETURN
          ON CASH SURRENDER VALUE             ON DEATH BENEFIT
        ASSUMING HYPOTHETICAL GROSS      ASSUMING HYPOTHETICAL GROSS
END OF   ANNUAL RATE OF RETURN OF         ANNUAL RATE OF RETURN OF
POLICY  ---------------------------   ---------------------------------
 YEAR     0%        6%        12%        0%          6%          12%
------    --        --        ---        --          --          ---
1...    -100.00%   -97.69%   -93.77%   7,189.78%   7,193.69%   7,197.62%
2...     -64.85    -58.85    -52.96      707.84      708.46      709.10
3...     -47.74    -41.13    -34.68      281.23      281.61      282.03
4...     -38.39    -31.47    -24.75      161.54      161.87      162.24
5...     -32.64    -25.49    -18.59      108.96      109.28      109.65
6...     -28.80    -21.46    -14.41       80.26       80.58       80.97
7...     -26.15    -18.60    -11.41       62.46       62.79       63.20
8...     -24.29    -16.52     -9.17       50.46       50.80       51.25
9...     -22.99    -14.96     -7.45       41.88       42.24       42.72
10..     -22.13    -13.79     -6.10       35.47       35.84       36.37
15..     -19.20     -9.43     -1.15       18.67       19.14       19.96
20..     -27.26     -9.45      0.77       11.43       12.00       13.23
25..               -16.11      1.46                    7.89        9.68
30..                           1.28                                7.41
35..                          -0.14                                5.54


IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S DIVISIONS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GENERAL AMERICAN OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                   APPENDIX B

                            LONG TERM MARKET TRENDS

     The information below compares the average annual returns of common stock, high grade corporate bonds and 30-day U.S. Treasury bills over 20-year and 30-year holding periods.* The average annual returns assume the reinvestment of dividends, capital gains and interest. This is an historical record and does not predict future performance. The information does not reflect Policy charges.

     The data indicates that, historically, the investment performance of common stocks over long periods has been positive and generally superior to that of long-term, high grade debt securities. Common stocks have, however, been subject to more dramatic market adjustments over short periods.


     Over the 57 20-year time periods beginning in 1926 and ending in 2001 (i.e., 1926-1945, 1927-1946, and so on through 1982-2001):



     -- The average annual return of common stocks was superior to that of high grade, long-term corporate bonds in 54 of the 57 periods.



     -- The average annual return of common stocks surpassed that of U.S. Treasury bills in each of the 57 periods.



     -- Common stock average annual returns exceeded the average annual rate of inflation in each of the 57 periods.



     Over the 47 30-year periods beginning in 1926 and ending in 2001, the average annual return of common stocks was superior to that of high grade, long-term corporate bonds, U.S. Treasury bills and inflation in all 47 periods.



     From 1926 through 2001 the average annual return for common stocks was 10.7%, compared to 5.8% for high grade, long-term corporate bonds, 3.8% for U.S. Treasury bills and 3.1% for the Consumer Price Index.

------------

* Used with permission. (C)2002 Ibbotson Associates, Inc. All rights reserved. [Certain portions of this work were derived from copyrighted works of Roger G. Ibbotson and Rex Sinquefield.]

                            ------------------------

                 SUMMARY: HISTORIC S&P STOCK INDEX RESULTS FOR
                            SPECIFIC HOLDING PERIODS


     The following chart categorizes the historical results of the Standard & Poor's 500 Stock Index with dividends reinvested, over one-year, five-year and twenty-year periods beginning in 1926 and ending 2001.


     The chart does not predict future stock market results. It shows the historic performance of a broad index of stocks, and not the performance of any fund or investment.
                            ------------------------

             PERCENT OF HOLDING PERIODS WITH THE FOLLOWING RETURNS:


                                                                                              GREATER
                                                            0-     5.01-    10.01-   15.01-    THAN
HOLDING                                        NEGATIVE   5.00%    10.00%   15.00%   20.00%   20.00%
PERIOD                                          RETURN    RETURN   RETURN   RETURN   RETURN   RETURN
-------                                        --------   ------   ------   ------   ------   -------
1 year.......................................     25%        4%      11%       7%      13%      40%
5 years......................................     10%       14%      15%      30%      18%      13%
10 years.....................................      3%        9%      33%      24%      29%       2%
20 years.....................................      0%        7%      31%      53%       9%       0%


------------

Used with permission. (C)2002 Ibbotson Associates, Inc. All rights reserved. [Certain portions of this work were derived from copyrighted works of Roger G. Ibbotson and Rex Sinquefield.]

                                   APPENDIX C

                             USES OF LIFE INSURANCE

     These are examples of ways the Policy can be used to address certain financial objectives.

FAMILY INCOME PROTECTION

     You may purchase life insurance on the lives of family income earners to provide a death benefit to cover final expenses, and continue current family income. The amount of insurance you purchase should be an amount which will provide a death benefit that, when invested outside the policy at a reasonable interest rate, will generate enough money to replace the individual's income.

ESTATE PROTECTION

     A trust may purchase life insurance on the life of the person whose estate will incur federal estate taxes upon the person's death. The amount of insurance purchased should equal the amount of the estimated estate tax liability. On the insured's death, the trustee makes the death proceeds available to the estate for the payment of estate tax costs.

EDUCATION FUNDING

     You may purchase life insurance on the life of the parent(s) or primary person funding an education. The amount of insurance you purchase should equal the total education cost projected at a reasonable inflation rate.

     In the event of death, the guaranteed death benefit is available to help pay the education costs. If the insured lives through the education years, cash value may be accessed to meet education costs. Loans or withdrawals reduce the Policy's death benefit.

MORTGAGE PROTECTION

     You may purchase life insurance on the life of the person responsible for making mortgage payments. The amount of insurance you purchase should equal the mortgage amount. In the event of the insured's death, the guaranteed death benefit can be used to pay the mortgage balance.

     During the insured's lifetime, cash value may be accessed late in the mortgage term to help make the remaining mortgage payments. Loans or withdrawals reduce the Policy's death benefit.

KEY PERSON PROTECTION

     A business may purchase life insurance on the life of a key person in an amount equal to the key person's value, considering salary, benefits, and contribution to the business. On the key person's death, the business uses the death benefit to ease the interruption of business operations and/or to provide a replacement fund for hiring a new executive.

BUSINESS CONTINUATION PROTECTION

     You can insure each business owner in an amount equal to the value of each owner's business interest. In the event of death, the guaranteed death benefit provides funds for the purchase of the deceased's business interest by the business, or surviving owners, from the deceased owner's heirs.

RETIREMENT INCOME

     You may purchase life insurance on the life of a family income earner during his or her working life. If the insured lives to retirement, cash value may be accessed to provide retirement payments. In the event of the insured's death, the proceeds may be used to provide retirement income to his or her spouse. Loans or withdrawals reduce the Policy's death benefit.

     Because the Policy provides a death benefit and cash value accumulation, you can use the Policy for various individual and business planning purposes. If you purchase the Policy for such purposes, you assume certain risks, particularly if the Policy's cash value, as opposed to its death benefit, will be the principal Policy feature used for such planning purposes. If the investment performance of the Divisions to which cash value is allocated is poorer than expected, or if you don't pay sufficient premiums or maintain cash values, the Policy may lapse or may not accumulate sufficient cash value or cash surrender value to fund the purpose for which you purchased the Policy. If you borrow from the Policy for these purposes, poor investment performance may make it difficult or impossible to repay the Policy loans. Moreover, if the Policy lapses, outstanding loans could create a significant income tax liability. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose, you should consider whether the long-term nature of the Policy is consistent with your goals. If you wish to access your Policy's cash value, through loans or withdrawals, you should consult your tax adviser about possible tax consequences. (See "Tax Considerations".)

                                   APPENDIX D

                                TAX INFORMATION

     The Office of Tax Analysis of the U.S. Department of the Treasury published a "Report to the Congress on the Taxation of Life Insurance Company Products" in March 1990. Page 4 of this report is Table 1.1, a "Comparison of Tax Treatment of Life Insurance Products and Other Retirement Savings Plans". Because it is a convenient summary of the relevant tax characteristics of these products and plans, we have reprinted it here, and added footnotes to reflect exceptions to the general rules.

                            ------------------------

                                   TABLE 1.1

  COMPARISON OF TAX TREATMENT OF LIFE INSURANCE PRODUCTS AND OTHER RETIREMENT
                                 SAVINGS PLANS


                          CASH-VALUE
                             LIFE       NON-QUALIFIED                              QUALIFIED
                          INSURANCE       ANNUITIES            IRA'S                PENSION
                          ----------    -------------          -----               ---------
Annual Contribution
  Limits                      No             No                 Yes                   Yes
Income Eligibility
  Limits                      No             No                Yes**                  No
Borrowing Treated as
  Distributions              No*             Yes         Loans not allowed    Yes, beyond $50,000
Income Ordering Rules
  (Income included in
  First Distribution)        No*             Yes                Yes                   Yes
Early Withdrawal
  Penalties                  No*           Yes***             Yes***                Yes***
Minimum Distribution
  Rules by Age 70 1/2         No             No                 Yes                   Yes
Anti-discrimination
  Rules                       No             No                 No                    Yes


------------
Department of the Treasury                                            March 1990
  Office of Tax Analysis
  * If the Policy is not a modified endowment contract.
 ** If amounts paid in to fund the IRA are deductible; once over the income eligibility limits amounts paid into an IRA are permitted but not deductible.
*** There are several exceptions to the application of the early withdrawal penalties for annuities, IRAs and qualified pensions.

 This appendix is not tax advice. You should consult with your own tax advisor for more complete information.

                                   APPENDIX E

            GUIDELINE PREMIUM TEST AND CASH VALUE ACCUMULATION TEST


     In order to meet the Internal Revenue Code's definition of life insurance, the Policies provide that the death benefit will not be less than what is required by the "guideline premium test" under Section 7702(a)(2) of the Internal Revenue Code, or by the "cash value accumulation test" under Section 7702(a)(1) of the Internal Revenue Code, as selected by you when the Policy is issued. The test you choose at issue will be used for the life of the Policy. (See "Death Benefit".)


     For the guideline premium test, the table below shows the percentage of the Policy's cash value that is used to determine the death benefit.

AGE OF INSURED AT                  AGE OF INSURED AT
  START OF THE     PERCENTAGE OF     START OF THE     PERCENTAGE OF
   POLICY YEAR      CASH VALUE        POLICY YEAR      CASH VALUE
-----------------  -------------   -----------------  -------------
  0 through 40          250              61                128
       41               243              62                126
       42               236              63                124
       43               229              64                122
       44               222              65                120
       45               215              66                119
       46               209              67                118
       47               203              68                117
       48               197              69                116
       49               191              70                115
       50               185              71                113
       51               178              72                111
       52               171              73                109
       53               164              74                107
       54               157         75 through 90          105
       55               150              91                104
       56               146              92                103
       57               142              93                102
       58               138         94 through 99          101
       59               134             100+               100
       60               130


     For the cash value accumulation test, sample net single premiums for selected ages of male and female insureds, in a standard or better nonsmoker risk class, are listed below.



                                                               NET SINGLE PREMIUM
                                                              ---------------------
AGE                                                             MALE       FEMALE
---                                                           ---------   ---------
 30.........................................................  0.1955185   0.1743701
 40.........................................................  0.2736424   0.2437963
 50.........................................................  0.3786685   0.3359599
 60.........................................................  0.5098683   0.4542278
 70.........................................................  0.6534828   0.5984410
 80.........................................................  0.7815873   0.7483734
 90.........................................................  0.8737282   0.8654986
100.........................................................  1.0000000   1.0000000

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
General American Life Insurance Company
and Contract Holders of General American
Separate Account Eleven:

     We have audited the statement of assets and liabilities, including the schedule of investments, of the S&P 500 Index, Money Market, Bond Index, Managed Equity, Asset Allocation, International Index, Mid-Cap Equity, Small-Cap Equity, Equity Income, Growth, Overseas, Asset Manager, High Income, Mid Cap Portfolio, Worldwide Hard Assets, Worldwide Emerging Markets, Multi-Style Equity, Core Bond, Aggressive Equity, Non-US, Income & Growth, International, Value, Bond Portfolio, Small Company Portfolio, Large Cap Value, Large Cap Growth, Small Cap Value, Small Cap Growth, International Equity, Emerging Markets Equity, Core Fixed Income, High Yield Bond, International Fixed Income, Emerging Markets Debt, Janus Mid-Cap, T. Rowe Price Large Cap Growth, T. Rowe Price Small Cap Growth, Alger Equity Growth Series, Janus Growth, Harris Oakmark Mid-Cap, and PIMCO Innovations Fund Divisions of General American Separate Account Eleven as of December 31, 2001, and the respective related statements of operations and changes in net assets for each of the periods in the two years then ended and the financial highlights as of and for the year ended December 31, 2001. These financial statements and financial highlights are the responsibility of the management of General American Separate Account Eleven. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The statements of operations and changes in net assets for the year ended December 31, 1999 were audited by other auditors whose report dated February 25, 2000 expressed an unqualified opinion on those statements.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2001 by correspondence with the custodian and the depositor of the Separate Account. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the respective financial positions of the S&P 500 Index, Money Market, Bond Index, Managed Equity, Asset Allocation, International Index, Mid-Cap Equity, Small-Cap Equity, Equity Income, Growth, Overseas, Asset Manager, High Income, Mid Cap Portfolio, Worldwide Hard Assets, Worldwide Emerging Markets, Multi-Style Equity, Core Bond, Aggressive Equity, Non-US, Income & Growth, International, Value, Bond Portfolio, Small Company Portfolio, Large Cap Value, Large Cap Growth, Small Cap Value, Small Cap Growth, International Equity, Emerging Markets Equity, Core Fixed Income, High Yield Bond, International Fixed Income, Emerging Markets Debt, Janus Mid-Cap, T. Rowe Price Large Cap Growth, T. Rowe Price Small Cap Growth, Alger Equity Growth Series, Janus Growth, Harris Oakmark Mid-Cap, and PIMCO Innovations Fund Divisions of General American Separate Account Eleven as of December 31, 2001, the respective results of their operations and the changes in their net assets for each of the periods in the two years then ended and their financial highlights as of and for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

St. Louis, Missouri
February 15, 2002

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
of General American Life Insurance Company and Policyholders of General American
Separate Account Eleven:

     We have audited the statements of operations and changes in net assets of the S&P 500 Index, Money Market, Bond Index, Managed Equity, Asset Allocation, International Index, Mid-Cap Equity, Small-Cap Equity, Equity Income, Growth, Overseas, Asset Manager, High Income, Worldwide Hard Assets, Worldwide Emerging Markets, Multi-Style Equity, Core Bond, Aggressive Equity, Non-US, Income & Growth, International, Value, Bond Portfolio, and Small Company Portfolio Fund Divisions of General American Separate Account Eleven for the year ended December 31, 1999. These financial statements are the responsibility of the management of General American Separate Account Eleven. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above presents fairly, in all material respects, the results of operations and changes in net assets of the S&P 500 Index, Money Market, Bond Index, Managed Equity, Asset Allocation, International Index, Mid-Cap Equity, Small-Cap Equity, Equity Income, Growth, Overseas, Asset Manager, High Income, Worldwide Hard Assets, Worldwide Emerging Markets, Multi-Style Equity, Core Bond, Aggressive Equity, Non-US, Income & Growth, International, Value, Bond Portfolio, and Small Company Portfolio Fund Divisions of General American Separate Account Eleven for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP
St. Louis, Missouri
February 25, 2000

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2001

                                                  S&P 500 INDEX   MONEY MARKET     BOND INDEX     MANAGED EQUITY   ASSET ALLOCATION
                                                  FUND DIVISION   FUND DIVISION   FUND DIVISION   FUND DIVISION     FUND DIVISION
                                                  -------------   -------------   -------------   --------------   ----------------
ASSETS:
  Investments at market value (see Schedule of
     Investments):
     General American Capital Company...........   $74,014,429     $40,980,438     $9,178,270       $7,793,000       $12,410,604
     Fidelity VIP Fund..........................            --              --             --               --                --
     Fidelity VIP Fund II.......................            --              --             --               --                --
     Van Eck Worldwide Insurance Trust..........            --              --             --               --                --
     Russell Insurance Fund.....................            --              --             --               --                --
     American Century Variable Portfolios.......            --              --             --               --                --
     J.P. Morgan Series Trust II................            --              --             --               --                --
     SEI Insurance Products Trust...............            --              --             --               --                --
     Metropolitan Series Fund, Inc..............            --              --             --               --                --
     New England Zenith Fund....................            --              --             --               --                --
     Metlife Investors Series Trust.............            --              --             --               --                --
  Receivable from General American Life
     Insurance Company..........................            --          13,734             --              194                --
                                                   -----------     -----------     ----------       ----------       -----------
          Total assets..........................    74,014,429      40,994,172      9,178,270        7,793,194        12,410,604
                                                   -----------     -----------     ----------       ----------       -----------
LIABILITIES:
  Payable to General American Life Insurance
     Company....................................         3,517              --            123               --                60
                                                   -----------     -----------     ----------       ----------       -----------
          Total net assets......................   $74,010,912     $40,994,172     $9,178,147       $7,793,194       $12,410,544
                                                   ===========     ===========     ==========       ==========       ===========
Total units held--VUL-95........................       212,434          36,235         91,265           79,697            97,851
Total units held--VGSP..........................       604,236         253,899        148,777           76,103            95,808
Total units held--VUL-100.......................       738,351          64,723        140,291           75,455           124,605
Total units held--Russell VUL...................            --              --             --               --                --
Total units held--VUL-2000......................     2,161,559       2,419,475        142,879           58,251           237,542
Total units held--JSVUL-2000....................       360,167         535,954         29,276            8,134            21,682
Total units held--Destiny.......................        22,789         115,651          5,632            3,901                --
VUL-95 Net unit value...........................   $     42.99     $     19.94     $    26.27       $    37.07       $     38.92
VGSP Net unit value.............................   $     27.94     $     14.59     $    16.22       $    25.93       $     23.26
VUL-100 Net unit value..........................   $     26.07     $     13.66     $    16.14       $    25.21       $     22.90
Russell VUL Net unit value......................   $        --     $        --     $       --       $       --       $        --
VUL-2000 Net unit value.........................   $     11.32     $     11.62     $    11.84       $    13.86       $     13.58
JSVUL-2000 Net unit value.......................   $     11.32     $     11.62     $    11.84       $    13.86       $     13.58
Destiny Net unit value..........................   $      9.21     $     11.57     $    11.83       $    11.01       $     11.09
Cost of investments.............................   $92,748,168     $40,693,059     $8,668,662       $9,135,683       $14,954,824

                                                  INTERNATIONAL INDEX
                                                     FUND DIVISION
                                                  -------------------
ASSETS:
  Investments at market value (see Schedule of
     Investments):
     General American Capital Company...........      $ 8,258,119
     Fidelity VIP Fund..........................               --
     Fidelity VIP Fund II.......................               --
     Van Eck Worldwide Insurance Trust..........               --
     Russell Insurance Fund.....................               --
     American Century Variable Portfolios.......               --
     J.P. Morgan Series Trust II................               --
     SEI Insurance Products Trust...............               --
     Metropolitan Series Fund, Inc..............               --
     New England Zenith Fund....................               --
     Metlife Investors Series Trust.............               --
  Receivable from General American Life
     Insurance Company..........................               --
                                                      -----------
          Total assets..........................        8,258,119
                                                      -----------
LIABILITIES:
  Payable to General American Life Insurance
     Company....................................              145
                                                      -----------
          Total net assets......................      $ 8,257,974
                                                      ===========
Total units held--VUL-95........................          116,900
Total units held--VGSP..........................           83,890
Total units held--VUL-100.......................           97,080
Total units held--Russell VUL...................               --
Total units held--VUL-2000......................           71,690
Total units held--JSVUL-2000....................           17,420
Total units held--Destiny.......................            3,209
VUL-95 Net unit value...........................      $     15.85
VGSP Net unit value.............................      $     13.79
VUL-100 Net unit value..........................      $     11.64
Russell VUL Net unit value......................      $        --
VUL-2000 Net unit value.........................      $      9.73
JSVUL-2000 Net unit value.......................      $      9.73
Destiny Net unit value..........................      $      8.16
Cost of investments.............................      $10,629,151

              See accompanying notes to the financial statements.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2001

                                MID-CAP EQUITY   SMALL-CAP EQUITY   EQUITY INCOME      GROWTH         OVERSEAS      ASSET MANAGER
                                FUND DIVISION     FUND DIVISION     FUND DIVISION   FUND DIVISION   FUND DIVISION   FUND DIVISION
                                --------------   ----------------   -------------   -------------   -------------   -------------
ASSETS:
  Investments at market value
     (see Schedule of
     Investments):
     General American Capital
       Company................    $5,538,633        $4,695,030       $        --     $        --     $        --     $       --
     Fidelity VIP Fund........            --                --        24,163,967      49,498,764      11,332,088             --
     Fidelity VIP Fund II.....            --                --                --              --              --      3,200,738
     Van Eck Worldwide
       Insurance Trust........            --                --                --              --              --             --
     Russell Insurance Fund...            --                --                --              --              --             --
     American Century Variable
       Portfolios.............            --                --                --              --              --             --
     J.P. Morgan Series Trust
       II.....................            --                --                --              --              --             --
     SEI Insurance Products
       Trust..................            --                --                --              --              --             --
     Metropolitan Series Fund,
       Inc....................            --                --                --              --              --             --
     New England Zenith
       Fund...................            --                --                --              --              --             --
     Metlife Investors Series
       Trust..................            --                --                --              --              --             --
  Receivable from General
     American Life Insurance
     Company..................            --               637               456           1,357              --            761
                                  ----------        ----------       -----------     -----------     -----------     ----------
          Total assets........     5,538,633         4,695,667        24,164,423      49,500,121      11,332,088      3,201,499
                                  ----------        ----------       -----------     -----------     -----------     ----------
LIABILITIES:
  Payable to General American
     Life Insurance Company...           442                --                --              --           1,618             --
                                  ----------        ----------       -----------     -----------     -----------     ----------
          Total net assets....    $5,538,191        $4,695,667       $24,164,423     $49,500,121     $11,330,470     $3,201,499
                                  ==========        ==========       ===========     ===========     ===========     ==========
Total units held--VUL-95......       104,525            34,756           226,808         333,596         144,120         10,275
Total units held--VGSP........       100,890           109,557           221,445         456,809         295,031         24,955
Total units held--VUL-100.....        88,951           109,181           328,034         515,523         151,935         68,657
Total units held--Russell
  VUL.........................            --                --                --              --              --             --
Total units held--VUL-2000....       136,517            73,295           339,788       1,021,729         181,986        119,595
Total units
  held--JSVUL-2000............        15,311            16,756            48,291          87,674          10,088         12,370
Total units held--Destiny.....            --             2,094            12,947          54,930          46,522             --
VUL-95 Net unit value.........    $    14.73        $    13.72       $     26.33     $     29.28     $     17.15     $    16.49
VGSP Net unit value...........    $    14.82        $    13.82       $     26.55     $     27.82     $     15.45     $    16.65
VUL-100 Net unit value........    $    13.43        $    13.69       $     22.73     $     25.33     $     13.34     $    16.44
Russell VUL Net unit value....    $       --        $       --       $        --     $        --     $        --     $       --
VUL-2000 Net unit value.......    $     8.62        $    13.15       $     12.17     $     12.15     $      9.91     $    11.28
JSVUL-2000 Net unit value.....    $     8.62        $    13.15       $     12.17     $     12.15     $      9.91     $    11.28
Destiny Net unit value........    $     8.06        $    12.26       $     10.19     $      8.85     $      7.96     $    10.02
Cost of investments...........    $9,268,676        $4,230,910       $25,240,080     $60,426,020     $16,034,321     $3,532,724

              See accompanying notes to the financial statements.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2001

                                                    MID CAP        WORLDWIDE        WORLDWIDE        MULTI-STYLE
                                  HIGH INCOME      PORTFOLIO      HARD ASSETS    EMERGING MARKETS      EQUITY         CORE BOND
                                 FUND DIVISION   FUND DIVISION   FUND DIVISION    FUND DIVISION     FUND DIVISION   FUND DIVISION
                                 -------------   -------------   -------------   ----------------   -------------   -------------
ASSETS:
  Investments at market value
     (see Schedule of
     Investments):
     General American Capital
       Company.................   $       --      $       --       $     --          $     --        $       --      $       --
     Fidelity VIP Fund.........    6,100,851       2,191,325             --                --                --              --
     Fidelity VIP Fund II......           --              --             --                --                --              --
     Van Eck Worldwide
       Insurance Trust.........           --              --        347,520           815,958                --              --
     Russell Insurance Fund....           --              --             --                --         7,721,161       3,203,580
     American Century Variable
       Portfolios..............           --              --             --                --                --              --
     J.P. Morgan Series Trust
       II......................           --              --             --                --                --              --
     SEI Insurance Products
       Trust...................           --              --             --                --                --              --
     Metropolitan Series Fund,
       Inc.....................           --              --             --                --                --              --
     New England Zenith Fund...           --              --             --                --                --              --
     Metlife Investors Series
       Trust...................           --              --             --                --                --              --
  Receivable from General
     American Life Insurance
     Company...................           --              --             --                --                --              53
                                  ----------      ----------       --------          --------        ----------      ----------
          Total assets.........    6,100,851       2,191,325        347,520           815,958         7,721,161       3,203,633
                                  ----------      ----------       --------          --------        ----------      ----------
LIABILITIES:
  Payable to General American
     Life Insurance Company....          342             349             57               401             1,130              --
                                  ----------      ----------       --------          --------        ----------      ----------
          Total net assets.....   $6,100,509      $2,190,976       $347,463          $815,557        $7,720,031      $3,203,633
                                  ==========      ==========       ========          ========        ==========      ==========
Total units held--VUL-95.......       19,900          13,389          7,048             1,124            32,528           8,262
Total units held--VGSP.........      169,603          38,866          4,990            56,789           382,597         180,308
Total units held--VUL-100......      235,538          21,480         16,168             9,129            51,649          11,808
Total units held--Russell
  VUL..........................           --              --             --                --            19,776           9,377
Total units held--VUL-2000.....      239,812         113,524          6,847            13,523           101,857          24,947
Total units held--JSVUL-2000...       16,955          11,024            519               702            18,008           9,351
Total units held--Destiny......        2,424              --             --             2,147                --              --
VUL-95 Net unit value..........   $     9.75      $    11.01       $   9.15          $   8.93        $     9.43      $    11.99
VGSP Net unit value............   $     9.84      $    11.04       $   9.23          $   8.96        $    14.15      $    13.51
VUL-100 Net unit value.........   $     9.71      $    11.00       $   9.12          $   8.91        $     9.41      $    11.96
Russell VUL Net unit value.....   $       --      $       --       $     --          $     --        $    14.23      $    13.50
VUL-2000 Net unit value........   $     7.64      $    11.07       $  12.16          $  13.78        $    10.27      $    11.71
JSVUL-2000 Net unit value......   $     7.64      $    11.07       $  12.16          $  13.78        $    10.27      $    11.71
Destiny Net unit value.........   $     7.08      $    11.17       $   9.82          $   8.95        $       --      $       --
Cost of investments............   $8,565,024      $2,121,229       $349,424          $866,729        $9,206,637      $3,111,473

              See accompanying notes to the financial statements.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2001

                                  AGGRESSIVE
                                    EQUITY          NON-US       INCOME & GROWTH   INTERNATIONAL       VALUE       BOND PORTFOLIO
                                 FUND DIVISION   FUND DIVISION    FUND DIVISION    FUND DIVISION   FUND DIVISION   FUND DIVISION
                                 -------------   -------------   ---------------   -------------   -------------   --------------
ASSETS:
  Investments at market value
     (see Schedule of
     Investments):
     General American Capital
       Company.................   $       --      $       --       $       --       $       --      $       --       $       --
     Fidelity VIP Fund.........           --              --               --               --              --               --
     Fidelity VIP Fund II......           --              --               --               --              --               --
     Van Eck Worldwide
       Insurance Trust.........           --              --               --               --              --               --
     Russell Insurance Fund....    2,990,971       2,413,341               --               --              --               --
     American Century Variable
       Portfolios..............           --              --        3,457,297        3,773,785       1,825,316               --
     J.P. Morgan Series Trust
       II......................           --              --               --               --              --        1,097,165
     SEI Insurance Products
       Trust...................           --              --               --               --              --               --
     Metropolitan Series Fund,
       Inc.....................           --              --               --               --              --               --
     New England Zenith Fund...           --              --               --               --              --               --
     Metlife Investors Series
       Trust...................           --              --               --               --              --               --
  Receivable from General
     American Life Insurance
     Company...................           --              --              466               --              --              147
                                  ----------      ----------       ----------       ----------      ----------       ----------
          Total assets.........    2,990,971       2,413,341        3,457,763        3,773,785       1,825,316        1,097,312
                                  ----------      ----------       ----------       ----------      ----------       ----------
LIABILITIES:
  Payable to General American
     Life Insurance Company....        1,633             222               --              309             771               --
                                  ----------      ----------       ----------       ----------      ----------       ----------
          Total net assets.....   $2,989,338      $2,413,119       $3,457,763       $3,773,476      $1,824,545       $1,097,312
                                  ==========      ==========       ==========       ==========      ==========       ==========
Total units held--VUL-95.......        8,021           5,389           71,586           22,103          13,125            1,427
Total units held--VGSP.........      137,786         184,885           15,763           47,095          12,309           15,016
Total units held--VUL-100......       24,116          12,894           58,549           33,418          15,270            2,126
Total units held--Russell
  VUL..........................       14,892          12,984               --               --              --               --
Total units held--VUL-2000.....       49,305          20,708          176,933          271,211          69,677           72,046
Total units held--JSVUL-2000...        5,623           6,384           10,958            9,128          11,774            3,589
Total units held--Destiny......           --              --            1,730            2,871          13,650                1
VUL-95 Net unit value..........   $     9.10      $     8.64       $     8.95       $     8.93      $    11.95       $    11.44
VGSP Net unit value............   $    13.50      $    10.05       $     8.98       $     8.97      $    12.00       $    11.48
VUL-100 Net unit value.........   $     9.09      $     8.62       $     8.94       $     8.92      $    11.93       $    11.42
Russell VUL Net unit value.....   $    13.69      $     9.83       $       --       $       --      $       --       $       --
VUL-2000 Net unit value........   $    11.52      $     9.93       $    11.37       $    10.10      $    14.12       $    11.69
JSVUL-2000 Net unit value......   $    11.52      $     9.93       $    11.37       $    10.10      $    14.12       $    11.69
Destiny Net unit value.........   $       --      $       --       $     9.18       $     8.91      $    13.78       $    12.00
Cost of investments............   $3,134,680      $3,280,786       $3,916,417       $5,429,749      $1,601,220       $1,099,614

              See accompanying notes to the financial statements.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2001

                                   SMALL COMPANY     LARGE CAP       LARGE CAP       SMALL CAP        SMALL CAP     INTERNATIONAL
                                     PORTFOLIO         VALUE          GROWTH           VALUE           GROWTH          EQUITY
                                   FUND DIVISION   FUND DIVISION   FUND DIVISION   FUND DIVISION    FUND DIVISION   FUND DIVISION
                                   -------------   -------------   -------------   --------------   -------------   -------------
ASSETS:
  Investments at market value
     (see Schedule of
     Investments):
     General American Capital
       Company...................   $       --      $       --      $       --       $       --      $       --      $       --
     Fidelity VIP Fund...........           --              --              --               --              --              --
     Fidelity VIP Fund II........           --              --              --               --              --              --
     Van Eck Worldwide Insurance
       Trust.....................           --              --              --               --              --              --
     Russell Insurance Fund......           --              --              --               --              --              --
     American Century Variable
       Portfolios................           --              --              --               --              --              --
     J.P. Morgan Series Trust
       II........................    3,128,484              --              --               --              --              --
     SEI Insurance Products
       Trust.....................           --       6,400,384       3,323,671        2,606,461       1,636,346       2,642,604
     Metropolitan Series Fund,
       Inc.......................           --              --              --               --              --              --
     New England Zenith Fund.....           --              --              --               --              --              --
     Metlife Investors Series
       Trust.....................           --              --              --               --              --              --
  Receivable from General
     American Life Insurance
     Company.....................           91              --              --               20           4,267              --
                                    ----------      ----------      ----------       ----------      ----------      ----------
          Total assets...........    3,128,575       6,400,384       3,323,671        2,606,481       1,640,613       2,642,604
                                    ----------      ----------      ----------       ----------      ----------      ----------
LIABILITIES:
  Payable to General American
     Life Insurance Company......           --             467             245               --              --             464
                                    ----------      ----------      ----------       ----------      ----------      ----------
          Total net assets.......   $3,128,575      $6,399,917      $3,323,426       $2,606,481      $1,640,613      $2,642,140
                                    ==========      ==========      ==========       ==========      ==========      ==========
Total units held--VUL-95.........        7,368          45,804          90,770           11,280           3,361         106,525
Total units held--VGSP...........       36,132         119,580          28,435           17,554          18,274          18,924
Total units held--VUL-100........       23,513          41,487          71,417           11,153          19,334          96,583
Total units held--Russell VUL....           --              --              --               --              --              --
Total units held--VUL-2000.......      162,937         262,701         386,062           80,376          80,137         185,968
Total units held--JSVUL-2000.....        9,070          28,303          52,516            8,771          11,981          28,902
Total units held--Destiny........        2,654         109,665           2,311           60,743          96,150               1
VUL-95 Net unit value............   $    11.48      $    10.63      $     5.51       $    13.45      $     7.50      $     6.24
VGSP Net unit value..............   $    11.53      $    10.48      $     5.17       $    13.69      $     7.07      $     5.87
VUL-100 Net unit value...........   $    11.47      $    10.63      $     5.50       $    13.43      $     7.49      $     6.24
Russell VUL Net unit value.......   $       --      $       --      $       --       $       --      $       --      $       --
VUL-2000 Net unit value..........   $    13.51      $    10.50      $     5.18       $    13.72      $     7.09      $     5.88
JSVUL-2000 Net unit value........   $    13.51      $    10.50      $     5.18       $    13.72      $     7.09      $     5.88
Destiny Net unit value...........   $    12.60      $    10.60      $     5.23       $    13.85      $     7.16      $     5.94
Cost of investments..............   $3,408,897      $6,469,838      $4,209,946       $2,527,883      $1,806,527      $3,367,956

              See accompanying notes to the financial statements.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2001

                                      EMERGING       CORE FIXED      HIGH YIELD     INTERNATIONAL     EMERGING          JANUS
                                   MARKETS EQUITY      INCOME           BOND        FIXED INCOME    MARKETS DEBT       MID-CAP
                                   FUND DIVISION    FUND DIVISION   FUND DIVISION   FUND DIVISION   FUND DIVISION   FUND DIVISION
                                   --------------   -------------   -------------   -------------   -------------   -------------
ASSETS:
  Investments at market value
     (see Schedule of
     Investments):
     General American Capital
       Company...................    $       --      $       --      $       --       $     --        $     --       $       --
     Fidelity VIP Fund...........            --              --              --             --              --               --
     Fidelity VIP Fund II........            --              --              --             --              --               --
     Van Eck Worldwide Insurance
       Trust.....................            --              --              --             --              --               --
     Russell Insurance Fund......            --              --              --             --              --               --
     American Century Variable
       Portfolios................            --              --              --             --              --               --
     J.P. Morgan Series Trust
       II........................            --              --              --             --              --               --
     SEI Insurance Products
       Trust.....................     1,168,921       9,524,816       1,151,678        859,205         284,050               --
     Metropolitan Series Fund,
       Inc.......................            --              --              --             --              --        3,933,524
     New England Zenith Fund.....            --              --              --             --              --               --
     Metlife Investors Series
       Trust.....................            --              --              --             --              --               --
  Receivable from General
     American Life Insurance
     Company.....................           800              --              12             18              --           10,503
                                     ----------      ----------      ----------       --------        --------       ----------
          Total assets...........     1,169,721       9,524,816       1,151,690        859,223         284,050        3,944,027
                                     ----------      ----------      ----------       --------        --------       ----------
LIABILITIES:
  Payable to General American
     Life Insurance Company......            --           1,195              --             --              25               --
                                     ----------      ----------      ----------       --------        --------       ----------
          Total net assets.......    $1,169,721      $9,523,621      $1,151,690       $859,223        $284,025       $3,944,027
                                     ==========      ==========      ==========       ========        ========       ==========
Total units held--VUL-95.........        41,663          78,946          18,447            850             366           93,032
Total units held--VGSP...........        13,686         403,877           7,813         65,717          12,501          214,163
Total units held--VUL-100........        29,117          41,052          23,087          1,962           1,556          152,634
Total units held--Russell VUL....            --              --              --             --              --               --
Total units held--VUL-2000.......       105,471         117,474          41,511         22,113           8,243          361,379
Total units held--JSVUL-2000.....        18,507           8,183           3,823          1,798           1,178           24,349
Total units held--Destiny........             2         175,438          19,206             --              --            2,354
VUL-95 Net unit value............    $     6.07      $    11.61      $    10.06       $   9.59        $  12.04       $     4.64
VGSP Net unit value..............    $     5.36      $    11.49      $    10.10       $   9.28        $  11.89       $     4.65
VUL-100 Net unit value...........    $     6.07      $    11.60      $    10.05       $   9.58        $  12.03       $     4.63
Russell VUL Net unit value.......    $       --      $       --      $       --       $     --        $     --       $       --
VUL-2000 Net unit value..........    $     5.38      $    11.52      $    10.12       $   9.30        $  11.92       $     4.66
JSVUL-2000 Net unit value........    $     5.38      $    11.52      $    10.12       $   9.30        $  11.92       $     4.66
Destiny Net unit value...........    $     5.43      $    11.63      $    10.22       $   9.39        $  12.03       $     4.70
Cost of investments..............    $1,329,619      $9,550,969      $1,210,617       $867,325        $291,796       $5,769,656

              See accompanying notes to the financial statements.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2001

                              T. ROWE PRICE      T. ROWE PRICE     ALGER EQUITY                    HARRIS OAKMARK       PIMCO
                             LARGE CAP GROWTH   SMALL CAP GROWTH   GROWTH SERIES   JANUS GROWTH     MID-CAP FUND     INNOVATIONS
                              FUND DIVISION      FUND DIVISION     FUND DIVISION   FUND DIVISION      DIVISION      FUND DIVISION
                             ----------------   ----------------   -------------   -------------   --------------   -------------
ASSETS:
  Investments at market
     value (see Schedule of
     Investments):
     General American
       Capital Company.....     $       --         $       --        $     --         $    --        $       --        $    --
     Fidelity VIP Fund.....             --                 --              --              --                --             --
     Fidelity VIP Fund
       II..................             --                 --              --              --                --             --
     Van Eck Worldwide
       Insurance Trust.....             --                 --              --              --                --             --
     Russell Insurance
       Fund................             --                 --              --              --                --             --
     American Century
       Variable
       Portfolios..........             --                 --              --              --                --             --
     J.P. Morgan Series
       Trust II............             --                 --              --              --                --             --
     SEI Insurance Products
       Trust...............             --                 --              --              --                --             --
     Metropolitan Series
       Fund, Inc...........      2,195,816          1,249,538              --          69,590                --             --
     New England Zenith
       Fund................             --                 --         808,566              --         1,296,183             --
     Metlife Investors
       Series Trust........             --                 --              --              --                --         15,414
  Receivable from General
     American Life
     Insurance Company.....          1,608             30,034          24,349              --             4,657             --
                                ----------         ----------        --------         -------        ----------        -------
          Total assets.....      2,197,424          1,279,572         832,915          69,590         1,300,840         15,414
                                ----------         ----------        --------         -------        ----------        -------
LIABILITIES:
  Payable to General
     American Life
     Insurance Company.....             --                 --              --              30                --             24
                                ----------         ----------        --------         -------        ----------        -------
          Total net
            assets.........     $2,197,424         $1,279,572        $832,915         $69,560        $1,300,840        $15,390
                                ==========         ==========        ========         =======        ==========        =======
Total units held--VUL-95...         12,982             11,525          12,180             380             1,579             30
Total units held--VGSP.....         60,528             56,763           8,652           1,766             7,941            462
Total units
  held--VUL-100............          8,665             11,468          12,063              70             1,002             --
Total units held--Russell
  VUL......................             --                 --              --              --                --             --
Total units
  held--VUL-2000...........         30,280             74,011          77,990           6,364             6,346          1,520
Total units
  held--JSVUL-2000.........          1,705              6,373           2,321             352               385             --
Total units
  held--Destiny............        143,350                 --           2,968              --            97,242             --
VUL-95 Net unit value......     $     8.46         $     7.96        $   7.14         $  7.78        $    11.30        $  7.64
VGSP Net unit value........     $     8.48         $     7.98        $   7.16         $  7.78        $    11.32        $  7.64
VUL-100 Net unit value.....     $     8.45         $     7.96        $   7.14         $  7.77        $    11.30        $    --
Russell VUL Net unit
  value....................     $       --         $       --        $     --         $    --        $       --        $    --
VUL-2000 Net unit value....     $     8.50         $     8.00        $   7.18         $  7.79        $    11.33        $  7.65
JSVUL-2000 Net unit
  value....................     $     8.50         $     8.00        $   7.18         $  7.79        $    11.33        $    --
Destiny Net unit value.....     $     8.58         $       --        $   7.24         $    --        $    11.37        $    --
Cost of investments........     $2,111,175         $1,321,585        $918,280         $70,992        $1,215,819        $13,327

              See accompanying notes to the financial statements.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                            STATEMENT OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                S & P 500 INDEX FUND DIVISION                      MONEY MARKET FUND DIVISION
                                          -----------------------------------------            ----------------------------------
                                              2001           2000          1999                   2001        2000        1999
                                          ------------   ------------   -----------            ----------   ---------   ---------
Investment income (See Note 2C):
  Dividend Income.......................  $         --   $         --   $        --            $       --   $      --   $      --
Expenses:
  Mortality and expense charges.........      (490,060)      (492,959)     (404,761)             (180,618)    (63,761)    (60,049)
                                          ------------   ------------   -----------            ----------   ---------   ---------
     Net investment income (expense)....      (490,060)      (492,959)     (404,761)             (180,618)    (63,761)    (60,049)
                                          ------------   ------------   -----------            ----------   ---------   ---------
Net realized gain (loss) on investments:
  Realized gain (loss) from
     distributions......................       260,324     14,676,037     3,826,572                55,030     776,924     501,472
  Realized gain (loss) on sales.........    (1,247,290)     2,585,415     2,194,234               216,875      45,553      46,905
                                          ------------   ------------   -----------            ----------   ---------   ---------
Net realized gain (loss) on
  investments...........................      (986,966)    17,261,452     6,020,806               271,905     822,477     548,377
                                          ------------   ------------   -----------            ----------   ---------   ---------
Net unrealized gain (loss) on
  investments:
  Unrealized gain (loss) on investments,
     beginning of period................   (11,146,657)    12,073,799     8,332,257              (492,305)   (292,325)   (183,578)
  Unrealized gain (loss) on investments,
     end of period......................   (18,733,739)   (11,146,657)   12,073,799               287,379    (492,305)   (292,325)
                                          ------------   ------------   -----------            ----------   ---------   ---------
     Net unrealized gain (loss) on
       investments......................    (7,587,082)   (23,220,456)    3,741,542               779,684    (199,980)   (108,747)
                                          ------------   ------------   -----------            ----------   ---------   ---------
     Net gain (loss) on investments.....    (8,574,048)    (5,959,004)    9,762,348             1,051,589     622,497     439,630
                                          ------------   ------------   -----------            ----------   ---------   ---------
Net increase (decrease) in net assets
  resulting from operations.............  $ (9,064,108)  $ (6,451,963)  $ 9,357,587            $  870,971   $ 558,736   $ 379,581
                                          ============   ============   ===========            ==========   =========   =========

              See accompanying notes to the financial statements.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                            STATEMENT OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                    BOND INDEX FUND DIVISION                    MANAGED EQUITY FUND DIVISION
                                                --------------------------------            -------------------------------------
                                                  2001       2000        1999                  2001          2000         1999
                                                --------   ---------   ---------            -----------   -----------   ---------
Investment income (See Note 2C):
  Dividend Income.............................  $     --   $      --   $      --            $        --   $        --   $      --
Expenses:
  Mortality and expense charges...............   (60,494)    (51,753)    (49,087)               (56,525)      (52,636)    (50,674)
                                                --------   ---------   ---------            -----------   -----------   ---------
     Net investment income (expense)..........   (60,494)    (51,753)    (49,087)               (56,525)      (52,636)    (50,674)
                                                --------   ---------   ---------            -----------   -----------   ---------
Net realized gain (loss) on investments:
  Realized gain (loss) from distributions.....    16,145     400,130     370,745                 39,240     2,416,109     302,748
  Realized gain (loss) on sales...............   110,111       2,144     (13,113)              (204,219)      190,926     169,830
                                                --------   ---------   ---------            -----------   -----------   ---------
Net realized gain (loss) on investments.......   126,256     402,274     357,632               (164,979)    2,607,035     472,578
                                                --------   ---------   ---------            -----------   -----------   ---------
Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments,
     beginning of period......................   (59,387)   (448,862)     79,646             (1,691,506)      110,752     436,496
  Unrealized gain (loss) on investments, end
     of period................................   509,608     (59,387)   (448,862)            (1,342,683)   (1,691,506)    110,752
                                                --------   ---------   ---------            -----------   -----------   ---------
     Net unrealized gain (loss) on
       investments............................   568,995     389,475    (528,508)               348,823    (1,802,258)   (325,744)
                                                --------   ---------   ---------            -----------   -----------   ---------
     Net gain (loss) on investments...........   695,251     791,749    (170,876)               183,844       804,777     146,834
                                                --------   ---------   ---------            -----------   -----------   ---------
Net increase (decrease) in net assets
  resulting from operations...................  $634,757   $ 739,996   $(219,963)           $   127,319   $   752,141   $  96,160
                                                ========   =========   =========            ===========   ===========   =========

              See accompanying notes to the financial statements.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                            STATEMENT OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                             ASSET ALLOCATION FUND DIVISION                  INTERNATIONAL INDEX FUND DIVISION
                                         --------------------------------------            --------------------------------------
                                            2001          2000          1999                  2001          2000          1999
                                         -----------   -----------   ----------            -----------   -----------   ----------
Investment income (See Note 2C):
  Dividend Income......................  $        --   $        --   $       --            $        --   $        --   $       --
Expenses:
  Mortality and expense charges........     (107,537)     (161,076)    (130,807)               (53,562)      (96,591)     (90,299)
                                         -----------   -----------   ----------            -----------   -----------   ----------
     Net investment income (expense)...     (107,537)     (161,076)    (130,807)               (53,562)      (96,591)     (90,299)
                                         -----------   -----------   ----------            -----------   -----------   ----------
Net realized gain (loss) on
  investments:
  Realized gain (loss) from
     distributions.....................      121,131     6,903,265      287,031                     --     1,771,145      164,897
  Realized gain (loss) on sales........   (1,708,787)      955,801      804,253               (232,121)      523,080      295,829
                                         -----------   -----------   ----------            -----------   -----------   ----------
Net realized gain (loss) on
  investments..........................   (1,587,656)    7,859,066    1,091,284               (232,121)    2,294,225      460,726
                                         -----------   -----------   ----------            -----------   -----------   ----------
Net unrealized gain (loss) on
  investments:
  Unrealized gain (loss) on
     investments, beginning of
     period............................   (2,924,861)    4,658,326    2,336,704               (392,875)    3,766,663    1,297,560
  Unrealized gain (loss) on
     investments, end of period........   (2,544,220)   (2,924,861)   4,658,326             (2,371,032)     (392,875)   3,766,663
                                         -----------   -----------   ----------            -----------   -----------   ----------
     Net unrealized gain (loss) on
       investments.....................      380,641    (7,583,187)   2,321,622             (1,978,157)   (4,159,538)   2,469,103
                                         -----------   -----------   ----------            -----------   -----------   ----------
     Net gain (loss) on investments....   (1,207,015)      275,879    3,412,906             (2,210,278)   (1,865,313)   2,929,829
                                         -----------   -----------   ----------            -----------   -----------   ----------
Net increase (decrease) in net assets
  resulting from operations............  $(1,314,552)  $   114,803   $3,282,099            $(2,263,840)  $(1,961,904)  $2,839,530
                                         ===========   ===========   ==========            ===========   ===========   ==========

              See accompanying notes to the financial statements.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                            STATEMENT OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                   MID-CAP EQUITY FUND DIVISION                  SMALL-CAP EQUITY FUND DIVISION
                                              --------------------------------------            ---------------------------------
                                                 2001          2000          1999                 2001        2000        1999
                                              -----------   -----------   ----------            ---------   ---------   ---------
Investment income (See Note 2C):
  Dividend Income...........................  $        --   $        --   $       --            $      --   $      --   $      --
Expenses:
  Mortality and expense charges.............      (43,465)      (67,013)     (57,427)             (30,708)    (23,815)    (21,138)
                                              -----------   -----------   ----------            ---------   ---------   ---------
     Net investment income (expense)........      (43,465)      (67,013)     (57,427)             (30,708)    (23,815)    (21,138)
                                              -----------   -----------   ----------            ---------   ---------   ---------
Net realized gain (loss) on investments:
  Realized gain (loss) from distributions...       40,342     2,473,629       16,722                4,894     208,782     116,957
  Realized gain (loss) on sales.............     (880,515)      577,510      239,296              (22,004)   (225,132)   (200,146)
                                              -----------   -----------   ----------            ---------   ---------   ---------
Net realized gain (loss) on investments.....     (840,173)    3,051,139      256,018              (17,110)    (16,350)    (83,189)
                                              -----------   -----------   ----------            ---------   ---------   ---------
Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments,
     beginning of period....................   (2,712,068)    1,140,498      389,305             (190,367)   (439,908)   (414,321)
  Unrealized gain (loss) on investments, end
     of period..............................   (3,730,043)   (2,712,068)   1,140,498              464,120    (190,367)   (439,908)
                                              -----------   -----------   ----------            ---------   ---------   ---------
     Net unrealized gain (loss) on
       investments..........................   (1,017,975)   (3,852,566)     751,193              654,487     249,541     (25,587)
                                              -----------   -----------   ----------            ---------   ---------   ---------
     Net gain (loss) on investments.........   (1,858,148)     (801,427)   1,007,211              637,377     233,191    (108,776)
                                              -----------   -----------   ----------            ---------   ---------   ---------
Net increase (decrease) in net assets
  resulting from operations.................  $(1,901,613)  $  (868,440)  $  949,784            $ 606,669   $ 209,376   $(129,914)
                                              ===========   ===========   ==========            =========   =========   =========

              See accompanying notes to the financial statements.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                            STATEMENT OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                            EQUITY INCOME FUND DIVISION                           GROWTH FUND DIVISION
                                       -------------------------------------            -----------------------------------------
                                          2001          2000         1999                   2001           2000          1999
                                       -----------   ----------   ----------            ------------   ------------   -----------
Investment income (See Note 2C):
  Dividend Income....................  $   398,762   $  405,669   $  314,148            $     39,900   $     62,273   $    64,208
Expenses:
  Mortality and expense charges......     (180,832)    (180,926)    (188,156)               (371,131)      (464,392)     (347,933)
                                       -----------   ----------   ----------            ------------   ------------   -----------
     Net investment income
       (expense).....................      217,930      224,743      125,992                (331,231)      (402,119)     (283,725)
                                       -----------   ----------   ----------            ------------   ------------   -----------
Net realized gain (loss) on
  investments:
  Realized gain (loss) from
     distributions...................    1,120,333    1,528,337      694,432               3,750,572      6,196,177     4,037,056
  Realized gain (loss) on sales......       25,609      760,990      803,421                (699,917)     2,588,618     1,981,320
                                       -----------   ----------   ----------            ------------   ------------   -----------
Net realized gain (loss) on
  investments........................    1,145,942    2,289,327    1,497,853               3,050,655      8,784,795     6,018,376
                                       -----------   ----------   ----------            ------------   ------------   -----------
Net unrealized gain (loss) on
  investments:
  Unrealized gain (loss) on
     investments, beginning of
     period..........................    1,729,089    2,561,251    3,031,759               2,654,006     18,619,738    10,185,551
  Unrealized gain (loss) on
     investments, end of period......   (1,076,113)   1,729,089    2,561,251             (10,927,256)     2,654,006    18,619,738
                                       -----------   ----------   ----------            ------------   ------------   -----------
     Net unrealized gain (loss) on
       investments...................   (2,805,202)    (832,162)    (470,508)            (13,581,262)   (15,965,732)    8,434,187
                                       -----------   ----------   ----------            ------------   ------------   -----------
     Net gain (loss) on
       investments...................   (1,659,260)   1,457,165    1,027,345             (10,530,607)    (7,180,937)   14,452,563
                                       -----------   ----------   ----------            ------------   ------------   -----------
Net increase (decrease) in net assets
  resulting from operations..........  $(1,441,330)  $1,681,908   $1,153,337            $(10,861,838)  $ (7,583,056)  $14,168,838
                                       ===========   ==========   ==========            ============   ============   ===========

              See accompanying notes to the financial statements.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                            STATEMENT OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                       OVERSEAS FUND DIVISION                      ASSET MANAGER FUND DIVISION
                                               --------------------------------------            --------------------------------
                                                  2001          2000          1999                 2001        2000        1999
                                               -----------   -----------   ----------            ---------   ---------   --------
Investment income (See Note 2C):
  Dividend Income............................  $   684,329   $   215,081   $  155,887            $ 115,441   $  76,446   $ 41,846
Expenses:
  Mortality and expense charges..............      (90,905)     (117,674)     (90,840)             (20,693)    (18,919)   (15,438)
                                               -----------   -----------   ----------            ---------   ---------   --------
     Net investment income (expense).........      593,424        97,407       65,047               94,748      57,527     26,408
                                               -----------   -----------   ----------            ---------   ---------   --------
Net realized gain (loss) on investments:
  Realized gain (loss) from distributions....    1,081,681     1,354,432      251,431               43,291     180,102     53,005
  Realized gain (loss) on sales..............     (707,133)      466,998      344,512             (132,840)     (2,259)    31,755
                                               -----------   -----------   ----------            ---------   ---------   --------
Net realized gain (loss) on investments......      374,548     1,821,430      595,943              (89,549)    177,843     84,760
                                               -----------   -----------   ----------            ---------   ---------   --------
Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments,
     beginning of period.....................     (619,966)    4,550,473      898,037             (187,017)    178,795     93,508
  Unrealized gain (loss) on investments, end
     of period...............................   (4,702,233)     (619,966)   4,550,473             (331,986)   (187,017)   178,795
                                               -----------   -----------   ----------            ---------   ---------   --------
     Net unrealized gain (loss) on
       investments...........................   (4,082,267)   (5,170,439)   3,652,436             (144,969)   (365,812)    85,287
                                               -----------   -----------   ----------            ---------   ---------   --------
     Net gain (loss) on investments..........   (3,707,719)   (3,349,009)   4,248,379             (234,518)   (187,969)   170,047
                                               -----------   -----------   ----------            ---------   ---------   --------
Net increase (decrease) in net assets
  resulting from operations..................  $(3,114,295)  $(3,251,602)  $4,313,426            $(139,770)  $(130,442)  $196,455
                                               ===========   ===========   ==========            =========   =========   ========

              See accompanying notes to the financial statements.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                            STATEMENT OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                                                           MID CAP PORTFOLIO FUND
                                                                HIGH INCOME FUND DIVISION                         DIVISION
                                                          -------------------------------------            ----------------------
                                                             2001          2000         1999                  2001       2000**
                                                          -----------   -----------   ---------            ----------   ---------
Investment income (See Note 2C):
  Dividend Income.......................................  $   711,911   $   297,498   $ 282,249             $     --     $ 3,443
Expenses:
  Mortality and expense charges.........................      (43,350)      (38,853)    (29,555)             (10,025)     (1,385)
                                                          -----------   -----------   ---------             --------     -------
     Net investment income (expense)....................      668,561       258,645     252,694              (10,025)      2,058
                                                          -----------   -----------   ---------             --------     -------
Net realized gain (loss) on investments:
  Realized gain (loss) from distributions...............           --            --      10,551                   --          --
  Realized gain (loss) on sales.........................     (499,890)     (153,890)   (195,235)               5,749       1,905
                                                          -----------   -----------   ---------             --------     -------
Net realized gain (loss) on investments.................     (499,890)     (153,890)   (184,684)               5,749       1,905
                                                          -----------   -----------   ---------             --------     -------
Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments, beginning of
     period.............................................   (1,520,552)      (27,408)   (198,858)              33,908          --
  Unrealized gain (loss) on investments, end of
     period.............................................   (2,464,173)   (1,520,552)    (27,408)              70,096      33,908
                                                          -----------   -----------   ---------             --------     -------
     Net unrealized gain (loss) on investments..........     (943,621)   (1,493,144)    171,450               36,188      33,908
                                                          -----------   -----------   ---------             --------     -------
     Net gain (loss) on investments.....................   (1,443,511)   (1,647,034)    (13,234)              41,937      35,813
                                                          -----------   -----------   ---------             --------     -------
Net increase (decrease) in net assets resulting from
  operations............................................  $  (774,950)  $(1,388,389)  $ 239,460             $ 31,912     $37,871
                                                          ===========   ===========   =========             ========     =======

---------------
** For Period May 1, 2000 (inception) to December 31, 2000

              See accompanying notes to the financial statements.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                            STATEMENT OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                         WORLDWIDE HARD ASSETS FUND DIVISION             WORLDWIDE EMERGING MARKETS FUND DIVISION
                                        -------------------------------------            ----------------------------------------
                                           2001         2000         1999                    2001           2000          1999
                                        ----------   ----------   -----------            ------------   ------------   ----------
Investment income (See Note 2C):
  Dividend Income.....................   $  3,771     $  3,521     $   3,217              $      --      $      --      $    --
Expenses:
  Mortality and expense charges.......     (2,764)      (2,821)       (2,303)                (7,340)        (7,572)        (583)
                                         --------     --------     ---------              ---------      ---------      -------
     Net investment income
       (expense)......................      1,007          700           914                 (7,340)        (7,572)        (583)
                                         --------     --------     ---------              ---------      ---------      -------
Net realized gain (loss) on
  investments:
  Realized gain (loss) from
     distributions....................         --           --            --                     --             --           --
  Realized gain (loss) on sales.......     (2,165)     (32,872)      (40,905)              (594,374)       (86,751)      29,159
                                         --------     --------     ---------              ---------      ---------      -------
Net realized gain (loss) on
  investments.........................     (2,165)     (32,872)      (40,905)              (594,374)       (86,751)      29,159
                                         --------     --------     ---------              ---------      ---------      -------
Net unrealized gain (loss) on
  investments:
  Unrealized gain (loss) on
     investments, beginning
     of period........................     38,766      (28,094)     (115,608)              (550,168)        44,010          143
  Unrealized gain (loss) on
     investments, end of period.......     (1,904)      38,766       (28,094)               (50,771)      (550,168)      44,010
                                         --------     --------     ---------              ---------      ---------      -------
     Net unrealized gain (loss) on
       investments....................    (40,670)      66,860        87,514                499,397       (594,178)      43,867
                                         --------     --------     ---------              ---------      ---------      -------
     Net gain (loss) on investments...    (42,835)      33,988        46,609                (94,977)      (680,929)      73,026
                                         --------     --------     ---------              ---------      ---------      -------
Net increase (decrease) in net assets
  resulting from operations...........   $(41,828)    $ 34,688     $  47,523              $(102,317)     $(688,501)     $72,443
                                         ========     ========     =========              =========      =========      =======

              See accompanying notes to the financial statements.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                            STATEMENT OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                  MULTI-STYLE EQUITY FUND DIVISION                   CORE BOND FUND DIVISION
                                               --------------------------------------            --------------------------------
                                                  2001          2000          1999                 2001       2000        1999
                                               -----------   -----------   ----------            --------   ---------   ---------
Investment income (See Note 2C):
  Dividend Income............................  $    41,403   $    74,081   $  104,649            $182,428   $ 445,197   $ 476,170
Expenses:
  Mortality and expense charges..............      (60,287)      (96,695)     (94,698)            (21,368)    (55,268)    (48,381)
                                               -----------   -----------   ----------            --------   ---------   ---------
     Net investment income (expense).........      (18,884)      (22,614)       9,951             161,060     389,929     427,789
                                               -----------   -----------   ----------            --------   ---------   ---------
Net realized gain (loss) on investments:
  Realized gain (loss) from distributions....      176,452       513,373    1,357,954              19,878          --     292,845
  Realized gain (loss) on sales..............   (1,292,312)      934,300      281,283              29,828    (472,084)    (62,678)
                                               -----------   -----------   ----------            --------   ---------   ---------
Net realized gain (loss) on investments......   (1,115,860)    1,447,673    1,639,237              49,706    (472,084)    230,167
                                               -----------   -----------   ----------            --------   ---------   ---------
Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments,
     beginning of period.....................   (1,130,058)    2,118,228    1,504,566             103,744    (651,116)     99,544
  Unrealized gain (loss) on investments, end
     of period...............................   (1,485,476)   (1,130,058)   2,118,228              92,107     103,744    (651,116)
                                               -----------   -----------   ----------            --------   ---------   ---------
     Net unrealized gain (loss) on
       investments...........................     (355,418)   (3,248,286)     613,662             (11,637)    754,860    (750,660)
                                               -----------   -----------   ----------            --------   ---------   ---------
     Net gain (loss) on investments..........   (1,471,278)   (1,800,613)   2,252,899              38,069     282,776    (520,493)
                                               -----------   -----------   ----------            --------   ---------   ---------
Net increase (decrease) in net assets
  resulting from operations..................  $(1,490,162)  $(1,823,227)  $2,262,850            $199,129   $ 672,705   $ (92,704)
                                               ===========   ===========   ==========            ========   =========   =========

              See accompanying notes to the financial statements.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                            STATEMENT OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                 AGGRESSIVE EQUITY FUND DIVISION                     NON-US FUND DIVISION
                                                 --------------------------------            ------------------------------------
                                                   2001        2000        1999                2001         2000          1999
                                                 ---------   ---------   --------            ---------   -----------   ----------
Investment income (See Note 2C):
  Dividend Income..............................  $   3,637   $  15,814   $ 13,632            $  14,996   $     4,604   $   75,751
Expenses:
  Mortality and expense charges................    (22,937)    (30,352)   (25,526)             (18,194)      (25,678)     (24,741)
                                                 ---------   ---------   --------            ---------   -----------   ----------
     Net investment income (expense)...........    (19,300)    (14,538)   (11,894)              (3,198)      (21,074)      51,010
                                                 ---------   ---------   --------            ---------   -----------   ----------
Net realized gain (loss) on investments:
  Realized gain (loss) from distributions......         --     472,086     21,933                   --       286,885      104,370
  Realized gain (loss) on sales................   (162,100)    (38,895)   (47,751)             (90,231)      488,585      109,735
                                                 ---------   ---------   --------            ---------   -----------   ----------
Net realized gain (loss) on investments........   (162,100)    433,191    (25,818)             (90,231)      775,470      214,105
                                                 ---------   ---------   --------            ---------   -----------   ----------
Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments,
     beginning of period.......................   (177,317)    318,975    (22,415)            (261,333)    1,132,570      160,666
  Unrealized gain (loss) on investments, end
     of period.................................   (143,709)   (177,317)   318,975             (867,445)     (261,333)   1,132,570
                                                 ---------   ---------   --------            ---------   -----------   ----------
     Net unrealized gain (loss) on
       investments.............................     33,608    (496,292)   341,390             (606,112)   (1,393,903)     971,904
                                                 ---------   ---------   --------            ---------   -----------   ----------
     Net gain (loss) on investments............   (128,492)    (63,101)   315,572             (696,343)     (618,433)   1,186,009
                                                 ---------   ---------   --------            ---------   -----------   ----------
Net increase (decrease) in net assets resulting
  from operations..............................  $(147,792)  $ (77,639)  $303,678            $(699,541)  $  (639,507)  $1,237,019
                                                 =========   =========   ========            =========   ===========   ==========

              See accompanying notes to the financial statements.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                            STATEMENT OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                     INCOME & GROWTH FUND DIVISION                INTERNATIONAL FUND DIVISION
                                                    -------------------------------            ----------------------------------
                                                      2001        2000       1999                 2001         2000        1999
                                                    ---------   ---------   -------            -----------   ---------   --------
Investment income (See Note 2C):
  Dividend Income.................................  $  32,247   $   7,351   $     8            $     3,651   $   2,080   $     --
Expenses:
  Mortality and expense charges...................    (21,730)    (13,332)   (2,364)               (22,723)    (17,848)      (989)
                                                    ---------   ---------   -------            -----------   ---------   --------
     Net investment income (expense)..............     10,517      (5,981)   (2,356)               (19,072)    (15,768)      (989)
                                                    ---------   ---------   -------            -----------   ---------   --------
Net realized gain (loss) on investments:
  Realized gain (loss) from distributions.........         --          --        --                403,113      31,114         --
  Realized gain (loss) on sales...................   (208,919)      4,053    34,901               (805,746)     46,401     49,932
                                                    ---------   ---------   -------            -----------   ---------   --------
Net realized gain (loss) on investments...........   (208,919)      4,053    34,901               (402,633)     77,515     49,932
                                                    ---------   ---------   -------            -----------   ---------   --------
Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments, beginning
     of period....................................   (283,900)     43,675       471               (583,356)    120,672         45
  Unrealized gain (loss) on investments, end of
     period.......................................   (459,120)   (283,900)   43,675             (1,655,964)   (583,356)   120,672
                                                    ---------   ---------   -------            -----------   ---------   --------
     Net unrealized gain (loss) on investments....   (175,220)   (327,575)   43,204             (1,072,608)   (704,028)   120,627
                                                    ---------   ---------   -------            -----------   ---------   --------
     Net gain (loss) on investments...............   (384,139)   (323,522)   78,105             (1,475,241)   (626,513)   170,559
                                                    ---------   ---------   -------            -----------   ---------   --------
Net increase (decrease) in net assets resulting
  from operations.................................  $(373,622)  $(329,503)  $75,749            $(1,494,313)  $(642,281)  $169,570
                                                    =========   =========   =======            ===========   =========   ========

              See accompanying notes to the financial statements.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                            STATEMENT OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                VALUE FUND DIVISION                  BOND PORTFOLIO FUND DIVISION
                                                           ------------------------------            ----------------------------
                                                             2001       2000       1999                2001      2000      1999
                                                           --------   --------   --------            --------   -------   -------
Investment income (See Note 2C):
  Dividend Income........................................  $ 19,250   $  3,598   $     48            $ 66,356   $62,032   $ 2,328
Expenses:
  Mortality and expense charges..........................    (6,302)    (2,305)      (541)             (5,407)   (3,528)     (221)
                                                           --------   --------   --------            --------   -------   -------
     Net investment income (expense).....................    12,948      1,293       (493)             60,949    58,504     2,107
                                                           --------   --------   --------            --------   -------   -------
Net realized gain (loss) on investments:
  Realized gain (loss) from distributions................        --      9,205        450               9,201        --        40
  Realized gain (loss) on sales..........................   221,520     (1,159)   (14,864)             28,799       455      (262)
                                                           --------   --------   --------            --------   -------   -------
Net realized gain (loss) on investments..................   221,520      8,046    (14,414)             38,000       455      (222)
                                                           --------   --------   --------            --------   -------   -------
Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments, beginning of
     period..............................................   222,677      1,835         85              23,238    (2,016)        3
  Unrealized gain (loss) on investments, end of period...   224,096    222,677      1,835              (2,449)   23,238    (2,016)
                                                           --------   --------   --------            --------   -------   -------
     Net unrealized gain (loss) on investments...........     1,419    220,842      1,750             (25,687)   25,254    (2,019)
                                                           --------   --------   --------            --------   -------   -------
     Net gain (loss) on investments......................   222,939    228,888    (12,664)             12,313    25,709    (2,241)
                                                           --------   --------   --------            --------   -------   -------
Net increase (decrease) in net assets resulting from
  operations.............................................  $235,887   $230,181   $(13,157)           $ 73,262   $84,213   $  (134)
                                                           ========   ========   ========            ========   =======   =======

              See accompanying notes to the financial statements.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                            STATEMENT OF OPERATIONS
      YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999, EXCEPT AS NOTED BELOW

                                                                                                               LARGE CAP VALUE
                                                           SMALL COMPANY PORTFOLIO FUND DIVISION                FUND DIVISION
                                                           --------------------------------------            --------------------
                                                              2001          2000          1999                 2001       2000*
                                                           -----------   -----------   ----------            ---------   --------
Investment income (See Note 2C):
  Dividend Income........................................   $   1,396     $   7,170     $    104             $  60,646   $ 10,201
Expenses:
  Mortality and expense charges..........................     (18,295)      (14,914)        (731)              (26,927)    (5,062)
                                                            ---------     ---------     --------             ---------   --------
     Net investment income (expense).....................     (16,899)       (7,744)        (627)               33,719      5,139
                                                            ---------     ---------     --------             ---------   --------
Net realized gain (loss) on investments:
  Realized gain (loss) from distributions................          --        42,416       11,337               101,095         --
  Realized gain (loss) on sales..........................    (750,139)       71,004        4,540                19,878        269
                                                            ---------     ---------     --------             ---------   --------
Net realized gain (loss) on investments..................    (750,139)      113,420       15,877               120,973        269
                                                            ---------     ---------     --------             ---------   --------
Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments, beginning of
     period..............................................    (507,291)       96,610          187               194,619         --
  Unrealized gain (loss) on investments, end of period...    (280,413)     (507,291)      96,610               (69,454)   194,619
                                                            ---------     ---------     --------             ---------   --------
     Net unrealized gain (loss) on investments...........     226,878      (603,901)      96,423              (264,073)   194,619
                                                            ---------     ---------     --------             ---------   --------
     Net gain (loss) on investments......................    (523,261)     (490,481)     112,300              (143,100)   194,888
                                                            ---------     ---------     --------             ---------   --------
Net increase (decrease) in net assets resulting from
  operations.............................................   $(540,160)    $(498,225)    $111,673             $(109,381)  $200,027
                                                            =========     =========     ========             =========   ========

---------------
* For Period April 10, 2000 (inception) to December 31, 2000

              See accompanying notes to the financial statements.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                            STATEMENT OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                LARGE CAP GROWTH                SMALL CAP VALUE                SMALL CAP GROWTH
                                                  FUND DIVISION                  FUND DIVISION                  FUND DIVISION
                                              ---------------------            ------------------            --------------------
                                                2001        2000*                2001      2000*               2001       2000*
                                              ---------   ---------            --------   -------            ---------   --------
Investment income (See Note 2C):
  Dividend Income...........................  $      --   $      --            $  7,632   $ 1,598            $      --   $     --
Expenses:
  Mortality and expense charges.............    (17,086)     (5,429)             (5,959)     (827)              (5,267)    (1,240)
                                              ---------   ---------            --------   -------            ---------   --------
     Net investment income (expense)........    (17,086)     (5,429)              1,673       771               (5,267)    (1,240)
                                              ---------   ---------            --------   -------            ---------   --------
Net realized gain (loss) on investments:
  Realized gain (loss) from distributions...         --          --             164,358     9,311                   --         --
  Realized gain (loss) on sales.............   (273,188)     (1,016)             17,458       712              (43,461)       336
                                              ---------   ---------            --------   -------            ---------   --------
Net realized gain (loss) on investments.....   (273,188)     (1,016)            181,816    10,023              (43,461)       336
                                              ---------   ---------            --------   -------            ---------   --------
Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments,
     beginning of period....................   (431,299)         --              28,138        --              (40,036)        --
  Unrealized gain (loss) on investments, end
     of period..............................   (886,275)   (431,299)             78,578    28,138             (170,181)   (40,036)
                                              ---------   ---------            --------   -------            ---------   --------
     Net unrealized gain (loss) on
       investments..........................   (454,976)   (431,299)             50,440    28,138             (130,145)   (40,036)
                                              ---------   ---------            --------   -------            ---------   --------
     Net gain (loss) on investments.........   (728,164)   (432,315)            232,256    38,161             (173,606)   (39,700)
                                              ---------   ---------            --------   -------            ---------   --------
Net increase (decrease) in net assets
  resulting from operations.................  $(745,250)  $(437,744)           $233,929   $38,932            $(178,873)  $(40,940)
                                              =========   =========            ========   =======            =========   ========

---------------

* For Period April 10, 2000 (inception) to December 31, 2000

              See accompanying notes to the financial statements.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                            STATEMENT OF OPERATIONS
      YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999, EXCEPT AS NOTED BELOW

                                         INTERNATIONAL EQUITY             EMERGING MARKETS EQUITY             CORE FIXED INCOME
                                             FUND DIVISION                     FUND DIVISION                    FUND DIVISION
                                         ---------------------            -----------------------            --------------------
                                           2001        2000*                 2001        2000*                 2001       2000*
                                         ---------   ---------            ----------   ----------            ---------   --------
Investment income (See Note 2C):
  Dividend Income......................  $   3,320   $  19,342            $      --    $      --             $ 570,668   $ 71,862
Expenses:
  Mortality and expense charges........    (16,945)     (5,386)              (5,858)      (1,934)              (45,754)    (9,123)
                                         ---------   ---------            ---------    ---------             ---------   --------
     Net investment income (expense)...    (13,625)     13,956               (5,858)      (1,934)              524,914     62,739
                                         ---------   ---------            ---------    ---------             ---------   --------
Net realized gain (loss) on
  investments:
  Realized gain (loss) from
     distributions.....................         --          --                   --           --                    --         --
  Realized gain (loss) on sales........   (150,854)     (5,118)             (71,561)      (4,309)               63,329        897
                                         ---------   ---------            ---------    ---------             ---------   --------
Net realized gain (loss) on
  investments..........................   (150,854)     (5,118)             (71,561)      (4,309)               63,329        897
                                         ---------   ---------            ---------    ---------             ---------   --------
Net unrealized gain (loss) on
  investments:
  Unrealized gain (loss) on
     investments, beginning of
     period............................   (254,806)         --             (142,634)          --               137,043         --
  Unrealized gain (loss) on
     investments, end of period........   (725,352)   (254,806)            (160,698)    (142,634)              (26,153)   137,043
                                         ---------   ---------            ---------    ---------             ---------   --------
     Net unrealized gain (loss) on
       investments.....................   (470,546)   (254,806)             (18,064)    (142,634)             (163,196)   137,043
                                         ---------   ---------            ---------    ---------             ---------   --------
     Net gain (loss) on investments....   (621,400)   (259,924)             (89,625)    (146,943)              (99,867)   137,940
                                         ---------   ---------            ---------    ---------             ---------   --------
Net increase (decrease) in net assets
  resulting from operations............  $(635,025)  $(245,968)           $ (95,483)   $(148,877)            $ 425,047   $200,679
                                         =========   =========            =========    =========             =========   ========

---------------
* For Period April 10, 2000 (inception) to December 31, 2000

              See accompanying notes to the financial statements.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                            STATEMENT OF OPERATIONS
      YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999, EXCEPT AS NOTED BELOW

                                               HIGH YIELD BOND              INTERNATIONAL FIXED             EMERGING MARKETS DEBT
                                                FUND DIVISION               INCOME FUND DIVISION                FUND DIVISION
                                             -------------------            --------------------            ---------------------
                                               2001      2000*                2001       2000*                2001        2000*
                                             --------   --------            ---------   --------            ---------   ---------
Investment income (See Note 2C):
  Dividend Income..........................  $ 71,607   $  7,586            $  5,857    $    --             $ 24,667    $ 13,370
Expenses:
  Mortality and expense charges............    (5,121)      (514)             (5,060)      (752)              (1,601)       (367)
                                             --------   --------            --------    -------             --------    --------
     Net investment income (expense).......    66,486      7,072                 797       (752)              23,066      13,003
                                             --------   --------            --------    -------             --------    --------
Net realized gain (loss) on investments:
  Realized gain (loss) from
     distributions.........................        --         --                  --         --                   --       2,411
  Realized gain (loss) on sales............   (11,370)      (233)              3,141       (876)                 109         129
                                             --------   --------            --------    -------             --------    --------
Net realized gain (loss) on investments....   (11,370)      (233)              3,141       (876)                 109       2,540
                                             --------   --------            --------    -------             --------    --------
Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments,
     beginning of period...................   (13,421)        --              40,423         --              (10,850)         --
  Unrealized gain (loss) on investments,
     end of period.........................   (58,939)   (13,421)             (8,120)    40,423               (7,746)    (10,850)
                                             --------   --------            --------    -------             --------    --------
     Net unrealized gain (loss) on
       investments.........................   (45,518)   (13,421)            (48,543)    40,423                3,104     (10,850)
                                             --------   --------            --------    -------             --------    --------
     Net gain (loss) on investments........   (56,888)   (13,654)            (45,402)    39,547                3,213      (8,310)
                                             --------   --------            --------    -------             --------    --------
Net increase (decrease) in net assets
  resulting from operations................  $  9,598   $ (6,582)           $(44,605)   $38,795             $ 26,279    $  4,693
                                             ========   ========            ========    =======             ========    ========

---------------
* For Period April 10, 2000 (inception) to December 31, 2000

              See accompanying notes to the financial statements.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                            STATEMENT OF OPERATIONS
      YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999, EXCEPT AS NOTED BELOW

                                                                    {T. ROWE PRICE LARGE CAP             T. ROWE PRICE SMALL CAP
                             JANUS MID-CAP FUND DIVISION              GROWTH FUND DIVISION}                GROWTH FUND DIVISION
                             ---------------------------            -------------------------            ------------------------
                                 2001          2000*                   2001          2000*                  2001         2000*
                             ------------   ------------            -----------   -----------            -----------   ----------
Investment income (See Note
  2C):
  Dividend Income..........  $        --    $        --              $     139     $   1,560              $      --     $     --
Expenses:
  Mortality and expense
     charges...............      (23,470)        (8,532)                (5,207)       (3,198)                (7,035)        (884)
                             -----------    -----------              ---------     ---------              ---------     --------
     Net investment income
       (expense)...........      (23,470)        (8,532)                (5,068)       (1,638)                (7,035)        (884)
                             -----------    -----------              ---------     ---------              ---------     --------
Net realized gain (loss) on
  investments:
  Realized gain (loss) from
     distributions.........           --        169,898                     15        31,871                 67,141           --
  Realized gain (loss) on
     sales.................     (890,046)        19,511               (263,785)       12,647               (147,529)      (2,971)
                             -----------    -----------              ---------     ---------              ---------     --------
Net realized gain (loss) on
  investments..............     (890,046)       189,409               (263,770)       44,518                (80,388)      (2,971)
                             -----------    -----------              ---------     ---------              ---------     --------
Net unrealized gain (loss)
  on investments:
  Unrealized gain (loss) on
     investments, beginning
     of period.............   (1,114,808)            --               (120,834)           --                (36,551)          --
  Unrealized gain (loss) on
     investments, end of
     period................   (1,836,132)    (1,114,808)                84,641      (120,834)               (72,047)     (36,551)
                             -----------    -----------              ---------     ---------              ---------     --------
     Net unrealized gain
       (loss) on
       investments.........     (721,324)    (1,114,808)               205,475      (120,834)               (35,496)     (36,551)
                             -----------    -----------              ---------     ---------              ---------     --------
     Net gain (loss) on
       investments.........   (1,611,370)      (925,399)               (58,295)      (76,316)              (115,884)     (39,522)
                             -----------    -----------              ---------     ---------              ---------     --------
Net increase (decrease) in
  net assets resulting from
  operations...............  $(1,634,840)   $  (933,931)             $ (63,363)    $ (77,954)             $(122,919)    $(40,406)
                             ===========    ===========              =========     =========              =========     ========

---------------
* For Period May 1, 2000 (inception) to December 31, 2000

              See accompanying notes to the financial statements.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                            STATEMENT OF OPERATIONS
         YEARS ENDED DECEMBER 31, 2001 AND 2000, EXCEPT AS NOTED BELOW

                                                                             JANUS            HARRIS OAKMARK            PIMCO
                                      ALGER EQUITY GROWTH SERIES            GROWTH               MID-CAP             INNOVATIONS
                                             FUND DIVISION               FUND DIVISION        FUND DIVISION         FUND DIVISION
                                      ---------------------------        -------------        --------------        -------------
                                          2001          2000*               2001**                2001**               2001**
                                      ------------   ------------        -------------        --------------        -------------
Investment income (See Note 2C):
  Dividend Income...................   $   2,915      $     855             $    --              $    --               $   --
Expenses:
  Mortality and expense charges.....      (8,509)        (4,682)               (110)                (191)                 (26)
                                       ---------      ---------             -------              -------               ------
     Net investment income
       (expense)....................      (5,594)        (3,827)               (110)                (191)                 (26)
                                       ---------      ---------             -------              -------               ------
Net realized gain (loss) on
  investments:
  Realized gain (loss) from
     distributions..................      57,696          2,136                  --                   --                   --
  Realized gain (loss) on sales.....    (554,108)        10,503                (922)              10,815                  388
                                       ---------      ---------             -------              -------               ------
Net realized gain (loss) on
  investments.......................    (496,412)        12,639                (922)              10,815                  388
                                       ---------      ---------             -------              -------               ------
Net unrealized gain (loss) on
  investments:
  Unrealized gain (loss) on
     investments, beginning of
     period.........................    (261,796)            --                  --                   --                   --
  Unrealized gain (loss) on
     investments, end of period.....    (109,714)      (261,796)             (1,402)              80,364                2,087
                                       ---------      ---------             -------              -------               ------
     Net unrealized gain (loss) on
       investments..................     152,082       (261,796)             (1,402)              80,364                2,087
                                       ---------      ---------             -------              -------               ------
     Net gain (loss) on
       investments..................    (344,330)      (249,157)             (2,324)              91,179                2,475
                                       ---------      ---------             -------              -------               ------
Net increase (decrease) in net
  assets resulting from
  operations........................   $(349,924)     $(252,984)            $(2,434)             $90,988               $2,449
                                       =========      =========             =======              =======               ======

---------------

 * For Period May 1, 2000 (inception) to December 31, 2000
** For Period May 1, 2001 (inception) to December 31, 2001

              See accompanying notes to the financial statements.

                        GENERAL AMERICAN ACCOUNT ELEVEN

                       STATEMENT OF CHANGES IN NET ASSETS
                   YEARS ENDED DECEMBER 31, 2001, 2000, 1999

                                            S & P 500 INDEX FUND DIVISION                        MONEY MARKET FUND DIVISION
                                       ----------------------------------------            --------------------------------------
                                          2001           2000          1999                   2001          2000          1999
                                       -----------   ------------   -----------            -----------   -----------   ----------
Operations:
  Net investment income (expense)....  $  (490,060)  $   (492,959)  $  (404,761)           $  (180,618)  $   (63,761)  $  (60,049)
  Net realized gain (loss) on
     investments.....................     (986,966)    17,261,452     6,020,806                271,905       822,477      548,377
  Net unrealized gain (loss) on
     investments.....................   (7,587,082)   (23,220,456)    3,741,542                779,684      (199,980)    (108,747)
                                       -----------   ------------   -----------            -----------   -----------   ----------
     Net increase (decrease) in net
       assets resulting from
       operations....................   (9,064,108)    (6,451,963)    9,357,587                870,971       558,736      379,581
  Net deposits into (withdrawals
     from) Separate Account..........   17,611,794     11,162,463     8,977,500             26,544,164     3,108,059    2,797,074
                                       -----------   ------------   -----------            -----------   -----------   ----------
     Increase (decrease) in net
       assets........................    8,547,686      4,710,500    18,335,087             27,415,135     3,666,795    3,176,655
  Net assets, beginning of period....   65,463,226     60,752,726    42,417,639             13,579,037     9,912,242    6,735,587
                                       -----------   ------------   -----------            -----------   -----------   ----------
  Net assets, end of period..........  $74,010,912   $ 65,463,226   $60,752,726            $40,994,172   $13,579,037   $9,912,242
                                       ===========   ============   ===========            ===========   ===========   ==========

              See accompanying notes to the financial statements.

                        GENERAL AMERICAN ACCOUNT ELEVEN

                       STATEMENT OF CHANGES IN NET ASSETS
                   YEARS ENDED DECEMBER 31, 2001, 2000, 1999

                                                  BOND INDEX FUND DIVISION                      MANAGED EQUITY FUND DIVISION
                                            ------------------------------------            -------------------------------------
                                               2001         2000         1999                  2001         2000          1999
                                            ----------   ----------   ----------            ----------   -----------   ----------
Operations:
  Net investment income (expense).........  $  (60,494)  $  (51,753)  $  (49,087)           $  (56,525)  $   (52,636)  $  (50,674)
  Net realized gain (loss) on
     investments..........................     126,256      402,274      357,632              (164,979)    2,607,035      472,578
  Net unrealized gain (loss) on
     investments..........................     568,995      389,475     (528,508)              348,823    (1,802,258)    (325,744)
                                            ----------   ----------   ----------            ----------   -----------   ----------
     Net increase (decrease) in net assets
       resulting from operations..........     634,757      739,996     (219,963)              127,319       752,141       96,160
  Net deposits into (withdrawals from)
     Separate Account.....................     833,422      833,230    1,249,584               752,147      (222,481)     761,498
                                            ----------   ----------   ----------            ----------   -----------   ----------
     Increase (decrease) in net assets....   1,468,179    1,573,226    1,029,621               879,466       529,660      857,658
  Net assets, beginning of period.........   7,709,968    6,136,742    5,107,121             6,913,728     6,384,068    5,526,410
                                            ----------   ----------   ----------            ----------   -----------   ----------
  Net assets, end of period...............  $9,178,147   $7,709,968   $6,136,742            $7,793,194   $ 6,913,728   $6,384,068
                                            ==========   ==========   ==========            ==========   ===========   ==========

              See accompanying notes to the financial statements.

                        GENERAL AMERICAN ACCOUNT ELEVEN

                       STATEMENT OF CHANGES IN NET ASSETS
                   YEARS ENDED DECEMBER 31, 2001, 2000, 1999

                                           ASSET ALLOCATION FUND DIVISION                    INTERNATIONAL INDEX FUND DIVISION
                                       ---------------------------------------            ---------------------------------------
                                          2001          2000          1999                   2001          2000          1999
                                       -----------   -----------   -----------            -----------   -----------   -----------
Operations:
  Net investment income (expense)....  $  (107,537)  $  (161,076)  $  (130,807)           $   (53,562)  $   (96,591)  $   (90,299)
  Net realized gain (loss) on
     investments.....................   (1,587,656)    7,859,066     1,091,284               (232,121)    2,294,225       460,726
  Net unrealized gain (loss) on
     investments.....................      380,641    (7,583,187)    2,321,622             (1,978,157)   (4,159,538)    2,469,103
                                       -----------   -----------   -----------            -----------   -----------   -----------
     Net increase (decrease) in net
       assets resulting from
       operations....................   (1,314,552)      114,803     3,282,099             (2,263,840)   (1,961,904)    2,839,530
  Net deposits into (withdrawals
     from) Separate Account..........   (5,997,096)    1,034,218     1,858,100                182,775      (692,669)      237,255
                                       -----------   -----------   -----------            -----------   -----------   -----------
     Increase (decrease) in net
       assets........................   (7,311,648)    1,149,021     5,140,199             (2,081,065)   (2,654,573)    3,076,785
  Net assets, beginning of period....   19,722,192    18,573,171    13,432,972             10,339,039    12,993,612     9,916,827
                                       -----------   -----------   -----------            -----------   -----------   -----------
  Net assets, end of period..........  $12,410,544   $19,722,192   $18,573,171            $ 8,257,974   $10,339,039   $12,993,612
                                       ===========   ===========   ===========            ===========   ===========   ===========

              See accompanying notes to the financial statements.

                        GENERAL AMERICAN ACCOUNT ELEVEN

                       STATEMENT OF CHANGES IN NET ASSETS
                   YEARS ENDED DECEMBER 31, 2001, 2000, 1999

                                                MID-CAP EQUITY FUND DIVISION                    SMALL-CAP EQUITY FUND DIVISION
                                           --------------------------------------            ------------------------------------
                                              2001          2000          1999                  2001         2000         1999
                                           -----------   -----------   ----------            ----------   ----------   ----------
Operations:
  Net investment income (expense)........  $   (43,465)  $   (67,013)  $  (57,427)           $  (30,708)  $  (23,815)  $  (21,138)
  Net realized gain (loss) on
     investments.........................     (840,173)    3,051,139      256,018               (17,110)     (16,350)     (83,189)
  Net unrealized gain (loss) on
     investments.........................   (1,017,975)   (3,852,566)     751,193               654,487      249,541      (25,587)
                                           -----------   -----------   ----------            ----------   ----------   ----------
     Net increase (decrease) in net
       assets resulting from
       operations........................   (1,901,613)     (868,440)     949,784               606,669      209,376     (129,914)
  Net deposits into (withdrawals from)
     Separate Account....................      676,857      (722,594)      26,099               538,596      423,482      672,746
                                           -----------   -----------   ----------            ----------   ----------   ----------
     Increase (decrease) in net assets...   (1,224,756)   (1,591,034)     975,883             1,145,265      632,858      542,832
  Net assets, beginning of period........    6,762,947     8,353,981    7,378,098             3,550,402    2,917,544    2,374,712
                                           -----------   -----------   ----------            ----------   ----------   ----------
  Net assets, end of period..............  $ 5,538,191   $ 6,762,947   $8,353,981            $4,695,667   $3,550,402   $2,917,544
                                           ===========   ===========   ==========            ==========   ==========   ==========

              See accompanying notes to the financial statements.

                        GENERAL AMERICAN ACCOUNT ELEVEN

                       STATEMENT OF CHANGES IN NET ASSETS
                   YEARS ENDED DECEMBER 31, 2001, 2000, 1999

                                           EQUITY INCOME FUND DIVISION                            GROWTH FUND DIVISION
                                     ---------------------------------------            -----------------------------------------
                                        2001          2000          1999                    2001           2000          1999
                                     -----------   -----------   -----------            ------------   ------------   -----------
Operations:
  Net investment income
     (expense).....................  $   217,930   $   224,743   $   125,992            $   (331,231)  $   (402,119)  $  (283,725)
  Net realized gain (loss) on
     investments...................    1,145,942     2,289,327     1,497,853               3,050,655      8,784,795     6,018,376
  Net unrealized gain (loss) on
     investments...................   (2,805,202)     (832,162)     (470,508)            (13,581,262)   (15,965,732)    8,434,187
                                     -----------   -----------   -----------            ------------   ------------   -----------
     Net increase (decrease) in net
       assets resulting from
       operations..................   (1,441,330)    1,681,908     1,153,337             (10,861,838)    (7,583,056)   14,168,838
  Net deposits into (withdrawals
     from) Separate Account........    1,530,030    (1,760,622)    2,171,008               2,444,336      9,787,954     6,264,467
                                     -----------   -----------   -----------            ------------   ------------   -----------
     Increase (decrease) in net
       assets......................       88,700       (78,714)    3,324,345              (8,417,502)     2,204,898    20,433,305
  Net assets, beginning of
     period........................   24,075,723    24,154,437    20,830,092              57,917,623     55,712,725    35,279,420
                                     -----------   -----------   -----------            ------------   ------------   -----------
  Net assets, end of period........  $24,164,423   $24,075,723   $24,154,437            $ 49,500,121   $ 57,917,623   $55,712,725
                                     ===========   ===========   ===========            ============   ============   ===========

              See accompanying notes to the financial statements.

                        GENERAL AMERICAN ACCOUNT ELEVEN

                       STATEMENT OF CHANGES IN NET ASSETS
                   YEARS ENDED DECEMBER 31, 2001, 2000, 1999

                                                  OVERSEAS FUND DIVISION                         ASSET MANAGER FUND DIVISION
                                          ---------------------------------------            ------------------------------------
                                             2001          2000          1999                   2001         2000         1999
                                          -----------   -----------   -----------            ----------   ----------   ----------
Operations:
  Net investment income (expense).......  $   593,424   $    97,407   $    65,047            $   94,748   $   57,527   $   26,408
  Net realized gain (loss) on
     investments........................      374,548     1,821,430       595,943               (89,549)     177,843       84,760
  Net unrealized gain (loss) on
     investments........................   (4,082,267)   (5,170,439)    3,652,436              (144,969)    (365,812)      85,287
                                          -----------   -----------   -----------            ----------   ----------   ----------
     Net increase (decrease) in net
       assets resulting from
       operations.......................   (3,114,295)   (3,251,602)    4,313,426              (139,770)    (130,442)     196,455
  Net deposits into (withdrawals from)
     Separate Account...................      (69,965)    2,714,981       765,467               529,083      524,707      984,955
                                          -----------   -----------   -----------            ----------   ----------   ----------
     Increase (decrease) in net
       assets...........................   (3,184,260)     (536,621)    5,078,893               389,313      394,265    1,181,410
  Net assets, beginning of period.......   14,514,730    15,051,351     9,972,458             2,812,186    2,417,921    1,236,511
                                          -----------   -----------   -----------            ----------   ----------   ----------
  Net assets, end of period.............  $11,330,470   $14,514,730   $15,051,351            $3,201,499   $2,812,186   $2,417,921
                                          ===========   ===========   ===========            ==========   ==========   ==========

              See accompanying notes to the financial statements.

                        GENERAL AMERICAN ACCOUNT ELEVEN

                       STATEMENT OF CHANGES IN NET ASSETS
        YEARS ENDED DECEMBER 31, 2001, 2000, 1999, EXCEPT AS NOTED BELOW

                                                                                                              MID CAP PORTFOLIO
                                                                 HIGH INCOME FUND DIVISION                      FUND DIVISION
                                                           -------------------------------------            ---------------------
                                                              2001         2000          1999                  2001       2000*
                                                           ----------   -----------   ----------            ----------   --------
Operations:
  Net investment income (expense)........................  $  668,561   $   258,645   $  252,694            $  (10,025)  $  2,058
  Net realized gain (loss) on investments................    (499,890)     (153,890)    (184,684)                5,749      1,905
  Net unrealized gain (loss) on investments..............    (943,621)   (1,493,144)     171,450                36,188     33,908
                                                           ----------   -----------   ----------            ----------   --------
     Net increase (decrease) in net assets resulting from
       operations........................................    (774,950)   (1,388,389)     239,460                31,912     37,871
  Net deposits into (withdrawals from) Separate
     Account.............................................   1,135,694     2,755,535    1,146,113             1,284,427    836,766
                                                           ----------   -----------   ----------            ----------   --------
     Increase (decrease) in net assets...................     360,744     1,367,146    1,385,573             1,316,339    874,637
  Net assets, beginning of period........................   5,739,765     4,372,619    2,987,046               874,637         --
                                                           ----------   -----------   ----------            ----------   --------
  Net assets, end of period..............................  $6,100,509   $ 5,739,765   $4,372,619            $2,190,976   $874,637
                                                           ==========   ===========   ==========            ==========   ========

---------------
* For Period May 1, 2000 (inception) to December 31, 2000

              See accompanying notes to the financial statements.

                        GENERAL AMERICAN ACCOUNT ELEVEN

                       STATEMENT OF CHANGES IN NET ASSETS
                   YEARS ENDED DECEMBER 31, 2001, 2000, 1999

                                         WORLDWIDE HARD ASSETS FUND DIVISION             WORLDWIDE EMERGING MARKETS FUND DIVISION
                                         ------------------------------------            ----------------------------------------
                                            2001         2000         1999                   2001           2000          1999
                                         ----------   ----------   ----------            ------------   ------------   ----------
Operations:
  Net investment income (expense)......   $  1,007     $    700     $    914              $   (7,340)    $   (7,572)    $   (583)
  Net realized gain (loss) on
     investments.......................     (2,165)     (32,872)     (40,905)               (594,374)       (86,751)      29,159
  Net unrealized gain (loss) on
     investments.......................    (40,670)      66,860       87,514                 499,397       (594,178)      43,867
                                          --------     --------     --------              ----------     ----------     --------
     Net increase (decrease) in net
       assets resulting from
       operations......................    (41,828)      34,688       47,523                (102,317)      (688,501)      72,443
  Net deposits into (withdrawals from)
     Separate Account..................     42,937       (4,676)      47,731                (505,153)     1,842,734      194,510
                                          --------     --------     --------              ----------     ----------     --------
     Increase (decrease) in net
       assets..........................      1,109       30,012       95,254                (607,470)     1,154,233      266,953
  Net assets, beginning of period......    346,354      316,342      221,088               1,423,027        268,794        1,841
                                          --------     --------     --------              ----------     ----------     --------
  Net assets, end of period............   $347,463     $346,354     $316,342              $  815,557     $1,423,027     $268,794
                                          ========     ========     ========              ==========     ==========     ========

              See accompanying notes to the financial statements.

                        GENERAL AMERICAN ACCOUNT ELEVEN

                       STATEMENT OF CHANGES IN NET ASSETS
                   YEARS ENDED DECEMBER 31, 2001, 2000, 1999

                                            MULTI-STYLE EQUITY FUND DIVISION                       CORE BOND FUND DIVISION
                                         ---------------------------------------            -------------------------------------
                                            2001          2000          1999                   2001         2000          1999
                                         -----------   -----------   -----------            ----------   -----------   ----------
Operations:
  Net investment income (expense)......  $   (18,884)  $   (22,614)  $     9,951            $  161,060   $   389,929   $  427,789
  Net realized gain (loss) on
     investments.......................   (1,115,860)    1,447,673     1,639,237                49,706      (472,084)     230,167
  Net unrealized gain (loss) on
     investments.......................     (355,418)   (3,248,286)      613,662               (11,637)      754,860     (750,660)
                                         -----------   -----------   -----------            ----------   -----------   ----------
     Net increase (decrease) in net
       assets resulting from
       operations......................   (1,490,162)   (1,823,227)    2,262,850               199,129       672,705      (92,704)
  Net deposits into (withdrawals from)
     Separate Account..................   (1,054,224)   (4,904,923)    3,014,155              (125,586)   (7,352,285)   3,244,804
                                         -----------   -----------   -----------            ----------   -----------   ----------
     Increase (decrease) in net
       assets..........................   (2,544,386)   (6,728,150)    5,277,005                73,543    (6,679,580)   3,152,100
  Net assets, beginning of period......   10,264,417    16,992,567    11,715,562             3,130,090     9,809,670    6,657,570
                                         -----------   -----------   -----------            ----------   -----------   ----------
  Net assets, end of period............  $ 7,720,031   $10,264,417   $16,992,567            $3,203,633   $ 3,130,090   $9,809,670
                                         ===========   ===========   ===========            ==========   ===========   ==========

              See accompanying notes to the financial statements.

                        GENERAL AMERICAN ACCOUNT ELEVEN

                       STATEMENT OF CHANGES IN NET ASSETS
                   YEARS ENDED DECEMBER 31, 2001, 2000, 1999

                                              AGGRESSIVE EQUITY FUND DIVISION                       NON-US FUND DIVISION
                                           -------------------------------------            -------------------------------------
                                              2001          2000         1999                  2001         2000          1999
                                           -----------   ----------   ----------            ----------   -----------   ----------
Operations:
  Net investment income (expense)........  $   (19,300)  $  (14,538)  $  (11,894)           $   (3,198)  $   (21,074)  $   51,010
  Net realized gain (loss) on
     investments.........................     (162,100)     433,191      (25,818)              (90,231)      775,470      214,105
  Net unrealized gain (loss) on
     investments.........................       33,608     (496,292)     341,390              (606,112)   (1,393,903)     971,904
                                           -----------   ----------   ----------            ----------   -----------   ----------
     Net increase (decrease) in net
       assets resulting from
       operations........................     (147,792)     (77,639)     303,678              (699,541)     (639,507)   1,237,019
  Net deposits into (withdrawals from)
     Separate Account....................     (973,335)    (679,894)     607,124               (15,426)   (1,231,010)     349,703
                                           -----------   ----------   ----------            ----------   -----------   ----------
     Increase (decrease) in net assets...   (1,121,127)    (757,533)     910,802              (714,967)   (1,870,517)   1,586,722
  Net assets, beginning of period........    4,110,465    4,867,998    3,957,196             3,128,086     4,998,603    3,411,881
                                           -----------   ----------   ----------            ----------   -----------   ----------
  Net assets, end of period..............  $ 2,989,338   $4,110,465   $4,867,998            $2,413,119   $ 3,128,086   $4,998,603
                                           ===========   ==========   ==========            ==========   ===========   ==========

              See accompanying notes to the financial statements.

                        GENERAL AMERICAN ACCOUNT ELEVEN

                       STATEMENT OF CHANGES IN NET ASSETS
                   YEARS ENDED DECEMBER 31, 2001, 2000, 1999

                                                  INCOME & GROWTH FUND DIVISION                   INTERNATIONAL FUND DIVISION
                                                ----------------------------------            -----------------------------------
                                                   2001         2000        1999                 2001          2000        1999
                                                ----------   ----------   --------            -----------   ----------   --------
Operations:
  Net investment income (expense).............  $   10,517   $   (5,981)  $ (2,356)           $   (19,072)  $  (15,768)  $   (989)
  Net realized gain (loss) on investments.....    (208,919)       4,053     34,901               (402,633)      77,515     49,932
  Net unrealized gain (loss) on investments...    (175,220)    (327,575)    43,204             (1,072,608)    (704,028)   120,627
                                                ----------   ----------   --------            -----------   ----------   --------
     Net increase (decrease) in net assets
       resulting from operations..............    (373,622)    (329,503)    75,749             (1,494,313)    (642,281)   169,570
  Net deposits into (withdrawals from)
     Separate Account.........................     130,414    3,295,158    652,207                649,371    4,656,505    433,721
                                                ----------   ----------   --------            -----------   ----------   --------
     Increase (decrease) in net assets........    (243,208)   2,965,655    727,956               (844,942)   4,014,224    603,291
  Net assets, beginning of period.............   3,700,971      735,316      7,360              4,618,418      604,194        903
                                                ----------   ----------   --------            -----------   ----------   --------
  Net assets, end of period...................  $3,457,763   $3,700,971   $735,316            $ 3,773,476   $4,618,418   $604,194
                                                ==========   ==========   ========            ===========   ==========   ========

              See accompanying notes to the financial statements.

                        GENERAL AMERICAN ACCOUNT ELEVEN

                       STATEMENT OF CHANGES IN NET ASSETS
                   YEARS ENDED DECEMBER 31, 2001, 2000, 1999

                                                        VALUE FUND DIVISION                       BOND PORTFOLIO FUND DIVISION
                                                 ----------------------------------            ----------------------------------
                                                    2001         2000        1999                 2001         2000        1999
                                                 ----------   ----------   --------            ----------   ----------   --------
Operations:
  Net investment income (expense)..............  $   12,948   $    1,293   $   (493)           $   60,949   $   58,504   $  2,107
  Net realized gain (loss) on investments......     221,520        8,046    (14,414)               38,000          455       (222)
  Net unrealized gain (loss) on investments....       1,419      220,842      1,750               (25,687)      25,254     (2,018)
                                                 ----------   ----------   --------            ----------   ----------   --------
     Net increase (decrease) in net assets
       resulting from operations...............     235,887      230,181    (13,157)               73,262       84,213       (133)
  Net deposits into (withdrawals from) Separate
     Account...................................      17,786    1,243,813    106,165               (94,561)     892,937    138,293
                                                 ----------   ----------   --------            ----------   ----------   --------
     Increase (decrease) in net assets.........     253,673    1,473,994     93,008               (21,299)     977,150    138,160
  Net assets, beginning of period..............   1,570,872       96,878      3,870             1,118,611      141,461      3,301
                                                 ----------   ----------   --------            ----------   ----------   --------
  Net assets, end of period....................  $1,824,545   $1,570,872   $ 96,878            $1,097,312   $1,118,611   $141,461
                                                 ==========   ==========   ========            ==========   ==========   ========

              See accompanying notes to the financial statements.

                        GENERAL AMERICAN ACCOUNT ELEVEN

                       STATEMENT OF CHANGES IN NET ASSETS
      YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999, EXCEPT AS NOTED BELOW

                                                  SMALL COMPANY PORTFOLIO FUND DIVISION             LARGE CAP VALUE FUND DIVISION
                                                  --------------------------------------            -----------------------------
                                                      2001          2000         1999                   2001            2000*
                                                  ------------   -----------   ---------            -------------   -------------
Operations:
  Net investment income (expense)...............  $   (16,899)   $   (7,744)   $   (627)             $   33,719      $    5,139
  Net realized gain (loss) on investments.......     (750,139)      113,420      15,877                 120,973             269
  Net unrealized gain (loss) on investments.....      226,878      (603,901)     96,423                (264,073)        194,619
                                                  -----------    ----------    --------              ----------      ----------
     Net increase (decrease) in net assets
       resulting from operations................     (540,160)     (498,225)    111,673                (109,381)        200,027
  Net deposits into (withdrawals from) Separate
     Account....................................     (892,667)    4,462,190     482,575               3,625,595       2,683,676
                                                  -----------    ----------    --------              ----------      ----------
     Increase (decrease) in net assets..........   (1,432,827)    3,963,965     594,248               3,516,214       2,883,703
  Net assets, beginning of period...............    4,561,402       597,437       3,189               2,883,703              --
                                                  -----------    ----------    --------              ----------      ----------
  Net assets, end of period.....................  $ 3,128,575    $4,561,402    $597,437              $6,399,917      $2,883,703
                                                  ===========    ==========    ========              ==========      ==========

---------------
* For Period April 10, 2000 (inception) to December 31, 2000

              See accompanying notes to the financial statements.

                        GENERAL AMERICAN ACCOUNT ELEVEN

                       STATEMENT OF CHANGES IN NET ASSETS
         YEARS ENDED DECEMBER 31, 2001 AND 2000, EXCEPT AS NOTED BELOW

                                           LARGE CAP GROWTH                   SMALL CAP VALUE                 SMALL CAP GROWTH
                                             FUND DIVISION                     FUND DIVISION                    FUND DIVISION
                                        -----------------------            ---------------------            ---------------------
                                           2001        2000*                  2001       2000*                 2001       2000*
                                        ----------   ----------            ----------   --------            ----------   --------
Operations:
  Net investment income (expense).....  $  (17,086)  $   (5,429)           $    1,673   $    771            $   (5,267)  $ (1,240)
  Net realized gain (loss) on
     investments......................    (273,188)      (1,016)              181,816     10,023               (43,461)       336
  Net unrealized gain (loss) on
     investments......................    (454,976)    (431,299)               50,440     28,138              (130,145)   (40,036)
                                        ----------   ----------            ----------   --------            ----------   --------
     Net increase (decrease) in net
       assets resulting from
       operations.....................    (745,250)    (437,744)              233,929     38,932              (178,873)   (40,940)
  Net deposits into (withdrawals from)
     Separate Account.................   2,228,383    2,278,037             1,977,357    356,263             1,151,881    708,545
                                        ----------   ----------            ----------   --------            ----------   --------
     Increase (decrease) in net
       assets.........................   1,483,133    1,840,293             2,211,286    395,195               973,008    667,605
  Net assets, beginning of period.....   1,840,293           --               395,195         --               667,605         --
                                        ----------   ----------            ----------   --------            ----------   --------
  Net assets, end of period...........  $3,323,426   $1,840,293            $2,606,481   $395,195            $1,640,613   $667,605
                                        ==========   ==========            ==========   ========            ==========   ========

---------------
* For Period April 10, 2000 (inception) to December 31, 2000

              See accompanying notes to the financial statements.

                        GENERAL AMERICAN ACCOUNT ELEVEN

                       STATEMENT OF CHANGES IN NET ASSETS
         YEARS ENDED DECEMBER 31, 2001 AND 2000, EXCEPT AS NOTED BELOW

                                    INTERNATIONAL EQUITY              EMERGING MARKETS EQUITY                CORE FIXED INCOME
                                        FUND DIVISION                      FUND DIVISION                       FUND DIVISION
                                   -----------------------            ------------------------            -----------------------
                                      2001        2000*                  2001         2000*                  2001        2000*
                                   ----------   ----------            -----------   ----------            ----------   ----------
Operations:
  Net investment income
     (expense)...................  $  (13,625)  $   13,956            $   (5,858)   $  (1,934)            $  524,914   $   62,739
  Net realized gain (loss) on
     investments.................    (150,854)      (5,118)              (71,561)      (4,309)                63,329          897
  Net unrealized gain (loss) on
     investments.................    (470,546)    (254,806)              (18,064)    (142,634)              (163,196)     137,043
                                   ----------   ----------            ----------    ---------             ----------   ----------
     Net increase (decrease) in
       net assets resulting from
       operations................    (635,025)    (245,968)              (95,483)    (148,877)               425,047      200,679
  Net deposits into (withdrawals
     from) Separate Account......   1,484,136    2,038,997               642,792      771,289              3,708,404    5,189,491
                                   ----------   ----------            ----------    ---------             ----------   ----------
     Increase (decrease) in net
       assets....................     849,111    1,793,029               547,309      622,412              4,133,451    5,390,170
  Net assets, beginning of
     period......................   1,793,029           --               622,412           --              5,390,170           --
                                   ----------   ----------            ----------    ---------             ----------   ----------
  Net assets, end of period......  $2,642,140   $1,793,029            $1,169,721    $ 622,412             $9,523,621   $5,390,170
                                   ==========   ==========            ==========    =========             ==========   ==========

---------------
* For Period April 10, 2000 (inception) to December 31, 2000

              See accompanying notes to the financial statements.

                        GENERAL AMERICAN ACCOUNT ELEVEN

                       STATEMENT OF CHANGES IN NET ASSETS
         YEARS ENDED DECEMBER 31, 2001 AND 2000, EXCEPT AS NOTED BELOW

                                                                                         INTERNATIONAL FIXED INCOME
                                               HIGH YIELD BOND FUND DIVISION                    FUND DIVISION
                                               ------------------------------            ---------------------------
                                                    2001            2000*                    2001          2000*
                                               --------------    ------------            ------------   ------------
Operations:
  Net investment income (expense)............    $   66,486        $  7,072                $    797       $   (752)
  Net realized gain (loss) on investments....       (11,370)           (233)                  3,141           (876)
  Net unrealized gain (loss) on
     investments.............................       (45,518)        (13,421)                (48,543)        40,423
                                                 ----------        --------                --------       --------
     Net increase (decrease) in net assets
       resulting from operations.............         9,598          (6,582)                (44,605)        38,795
  Net deposits into (withdrawals from)
     Separate Account........................       757,090         391,584                 287,068        577,965
                                                 ----------        --------                --------       --------
     Increase (decrease) in net assets.......       766,688         385,002                 242,463        616,760
  Net assets, beginning of period............       385,002              --                 616,760             --
                                                 ----------        --------                --------       --------
  Net assets, end of period..................    $1,151,690        $385,002                $859,223       $616,760
                                                 ==========        ========                ========       ========

                                               EMERGING MARKETS DEBT
                                                   FUND DIVISION
                                               ---------------------
                                                 2001        2000*
                                               ---------   ---------
Operations:
  Net investment income (expense)............  $ 23,066    $ 13,003
  Net realized gain (loss) on investments....       109       2,540
  Net unrealized gain (loss) on
     investments.............................     3,104     (10,850)
                                               --------    --------
     Net increase (decrease) in net assets
       resulting from operations.............    26,279       4,693
  Net deposits into (withdrawals from)
     Separate Account........................    73,054     179,999
                                               --------    --------
     Increase (decrease) in net assets.......    99,333     184,692
  Net assets, beginning of period............   184,692          --
                                               --------    --------
  Net assets, end of period..................  $284,025    $184,692
                                               ========    ========

---------------
* For Period April 10, 2000 (inception) to December 31, 2000

              See accompanying notes to the financial statements.

                        GENERAL AMERICAN ACCOUNT ELEVEN

                       STATEMENT OF CHANGES IN NET ASSETS
         YEARS ENDED DECEMBER 31, 2001 AND 2000, EXCEPT AS NOTED BELOW

                                                                       T. ROWE PRICE LARGE CAP            T. ROWE PRICE SMALL CAP
                                JANUS MID-CAP FUND DIVISION             GROWTH FUND DIVISION               GROWTH FUND DIVISION
                                ---------------------------            -----------------------            -----------------------
                                    2001          2000*                   2001        2000*                  2001         2000*
                                ------------   ------------            ----------   ----------            -----------   ---------
Operations:
  Net investment income
     (expense)................  $   (23,470)   $    (8,532)            $   (5,068)  $   (1,638)           $   (7,035)   $   (884)
  Net realized gain (loss) on
     investments..............     (890,046)       189,409               (263,770)      44,518               (80,388)     (2,971)
  Net unrealized gain (loss)
     on investments...........     (721,324)    (1,114,808)               205,475     (120,834)              (35,496)    (36,551)
                                -----------    -----------             ----------   ----------            ----------    --------
     Net increase (decrease)
       in net assets resulting
       from operations........   (1,634,840)      (933,931)               (63,363)     (77,954)             (122,919)    (40,406)
  Net deposits into
     (withdrawals from)
     Separate Account.........    2,232,468      4,280,330              1,192,679    1,146,062               777,186     665,711
                                -----------    -----------             ----------   ----------            ----------    --------
     Increase (decrease) in
       net assets.............      597,628      3,346,399              1,129,316    1,068,108               654,267     625,305
  Net assets, beginning of
     period...................    3,346,399             --              1,068,108           --               625,305          --
                                -----------    -----------             ----------   ----------            ----------    --------
  Net assets, end of period...  $ 3,944,027    $ 3,346,399             $2,197,424   $1,068,108            $1,279,572    $625,305
                                ===========    ===========             ==========   ==========            ==========    ========

---------------
* For Period May 1, 2000 (inception) to December 31, 2000

              See accompanying notes to the financial statements.

                        GENERAL AMERICAN ACCOUNT ELEVEN

                       STATEMENT OF CHANGES IN NET ASSETS
         YEARS ENDED DECEMBER 31, 2001 AND 2000, EXCEPT AS NOTED BELOW

                                                                                                     HARRIS OAKMARK
                                      ALGER EQUITY GROWTH SERIES            JANUS GROWTH                MID-CAP
                                            FUND DIVISION                   FUND DIVISION            FUND DIVISION
                                      --------------------------            -------------            --------------
                                         2001           2000*                  2001**                    2001**
                                      -----------    -----------            -------------            --------------
Operations:
  Net investment income (expense)...  $   (5,594)    $   (3,827)               $  (110)                $     (191)
  Net realized gain (loss) on
     investments....................    (496,412)        12,639                   (922)                    10,815
  Net unrealized gain (loss) on
     investments....................     152,082       (261,796)                (1,402)                    80,364
                                      ----------     ----------                -------                 ----------
     Net increase (decrease) in net
       assets resulting from
       operations...................    (349,924)      (252,984)                (2,434)                    90,988
  Net deposits into (withdrawals
     from) Separate Account.........    (550,407)     1,986,230                 71,994                  1,209,852
                                      ----------     ----------                -------                 ----------
     Increase (decrease) in net
       assets.......................    (900,331)     1,733,246                 69,560                  1,300,840
  Net assets, beginning of
     period.........................   1,733,246             --                     --                         --
                                      ----------     ----------                -------                 ----------
Net assets, end of period...........  $  832,915     $1,733,246                $69,560                 $1,300,840
                                      ==========     ==========                =======                 ==========


                                      PIMCO INNOVATIONS
                                        FUND DIVISION
                                      -----------------
                                           2001**
                                      -----------------
Operations:
  Net investment income (expense)...       $   (26)
  Net realized gain (loss) on
     investments....................           388
  Net unrealized gain (loss) on
     investments....................         2,087
                                           -------
     Net increase (decrease) in net
       assets resulting from
       operations...................         2,449
  Net deposits into (withdrawals
     from) Separate Account.........        12,941
                                           -------
     Increase (decrease) in net
       assets.......................        15,390
  Net assets, beginning of
     period.........................            --
                                           -------
Net assets, end of period...........       $15,390
                                           =======

---------------
 * For Period May 1, 2000 (inception) to December 31, 2000

** For Period May 1, 2001 (inception) to December 31, 2001

              See accompanying notes to the financial statements.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2001

NOTE 1--ORGANIZATION

     General American Separate Account Eleven (the Separate Account) commenced operations on September 15, 1987 and is registered under the Investment Company Act of 1940 (1940 Act) as a unit investment trust. The Separate Account offers seven products: Variable Universal Life (VUL-95), Variable General Select Plus
(VGSP), Variable Universal Life (VUL-100), Russell Variable Universal Life (Russell VUL), Variable Universal Life (VUL-2000), Joint and Survivor Universal Life (JSVUL-2000), and Destiny that receive and invest net premiums for flexible premium variable life insurance policies that are issued by General American Life Insurance Company (General American). The Separate Account is divided into forty-two Fund Divisions. Each Fund Division invests exclusively in shares of a single Fund of either General American Capital Company, Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, Van Eck Worldwide Insurance Trust, Russell Insurance Funds, American Century Variable Portfolios, Inc., J.P. Morgan Series Trust II, SEI Insurance Products Trust, Metropolitan Series Fund, Metlife Investors Series Trust, or New England Zenith Fund which are open-end, diversified management companies. The Funds of the General American Capital Company, sponsored by General American, are the S & P 500 Index (formerly Equity Index), Money Market, Bond Index, Managed Equity, Asset Allocation, International Index (formerly International Equity), Mid-Cap Equity (formerly Special Equity), and the Small-Cap Equity Fund Divisions. The Funds of the Variable Insurance Products Fund, managed by Fidelity Management & Research Company, are the Equity Income, Growth, Overseas, High Income, and the Mid Cap Fund Divisions. The Fund of the Variable Insurance Products Fund II, managed by Fidelity Management and Research Company is the Asset Manager Fund. The Funds of the Van Eck Worldwide Insurance Trust, managed by Van Eck Associates Corporation, are the Worldwide Hard Assets (formerly Gold and Natural Resources) and the Worldwide Emerging Markets Fund Divisions. The Funds of the Russell Variable Insurance Product, managed by Frank Russell Investment Management Company are the Multi-Style Equity, Core Bond, Aggressive Equity, and Non-US Fund Divisions. The Funds of the American Century Variable Portfolios, Inc. managed by American Century Investments are the Income & Growth, International, and Value Fund Divisions. The Funds of the J.P. Morgan Trust II, managed by J.P. Morgan Investment Management, Inc. are the Bond Portfolio and Small Company Portfolio Fund Divisions. The Funds of the SEI Insurance Products Trust, managed by SEI Investments Management Company are the Large Cap Value, Large Cap Growth, Small Cap Value, Small Cap Growth, International Equity, Emerging Markets Equity, Core Fixed Income, High Yield Bond, International Fixed Income, and Emerging Markets Debt Fund Divisions. The Funds of the Metropolitan Series Fund, managed by Metropolitan Life Insurance Company are the Janus Mid-Cap, T. Rowe Price Large Cap Growth, T. Rowe Price Small Cap Growth, and Janus Growth Fund Divisions. The Fund of the Metlife Investors Series, managed by Metropolitan Life Insurance Company is PIMCO Innovations Fund Division. The Funds of the New England Zenith Fund sponsored by New England Investment Management, Inc. are the Alger Equity Growth Series and Harris Oakmark Mid-Cap Fund Divisions. Policyholders have the option of directing their premium payments into one or all of the Funds as well as into the general account of General American, which is not generally subject to regulation under the Securities Act of 1933 or the 1940 Act and which is not part of the Separate Account.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies followed by the Separate Account in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

  A.  INVESTMENTS

     The Separate Accounts' investments in the forty-two Fund Divisions are valued daily based on the net asset values of the respective Fund shares held as reported to General American by General American Capital Company, Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, Van Eck Worldwide

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

Insurance Trust, Russell Insurance Funds, American Century Portfolios, J.P. Morgan Series Trust II, SEI Insurance Products Trust, Metropolitan Series Fund, Inc., Metlife Investors Series Trust, and New England Zenith Fund.

     For the period May 12, 2001 through December 31, 2001, the average cost method was used in determining the cost of shares sold on withdrawals by the Separate Account. For the period January 1, 2001 through May 11, 2001 and the years ended December 31, 2000 and 1999, the first-in, first-out method was used in determining the cost of shares sold on withdrawals by each of the Fund Divisions of the Separate Account. Share transactions are recorded on the trade date, which is the same as the settlement date.

  B.  FEDERAL INCOME TAXES

     General American is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the Code). Since the Fund Divisions of the Separate Account are not separate entities from General American, and their operations form a part of General American, they will not be taxed separately as a regulated investment company under sub-chapter M of the Code. Under existing federal income tax law, investment income of the Fund Divisions, to the extent it is applied to increase reserves under a contract, is not taxed and may be compounded for reinvestment without additional tax to General American.

  C.  DISTRIBUTION OF INCOME AND REALIZED CAPITAL GAINS

     For the years ended December 31, 1999 and December 31, 2000, each of the Fund Divisions of the Separate Account followed the federal income tax practice known as consent dividending for the funds of the General American Capital Company, whereby substantially all of the net investment income and realized gains are deemed to be passed through to the respective Fund Divisions of the Separate Account. As a result, the cost basis in each of the Fund Divisions of the Separate Account is increased and a corresponding capital gain is recognized. This adjustment has no impact on the net assets of the Fund Divisions.

     For the year ended December 31, 2001, the funds of the General American Capital Company and for each of the years in the two year period then ended the Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, Van Eck Worldwide Insurance Trust, Russell Insurance Funds, American Century Variable Portfolios, J.P. Morgan Series Trust II, SEI Insurance Products Trust, Metropolitan Series Fund, Inc., Metlife Investors Series Trust and New England Zenith Fund intend to pay out all of their net investment income and net realized capital gains each year. Dividends from the funds are distributed at least annually on a per share basis and are recorded on the ex dividend date. Normally, net realized capital gains, if any, are distributed each year for each fund. Such income and capital gain distributions are automatically reinvested in additional shares of the funds.

  D.  USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

NOTE 3--POLICY CHARGES

     Charges are deducted from premiums and paid to General American for providing the insurance benefits set forth in the contracts and any additional benefits added by rider, administering the policies, reimbursement of expenses incurred in distributing the policies, and assuming certain risks in connection with the policies.

     Prior to the allocation of net premiums among General American's general account and the Fund Divisions of the Separate Account, premium payments are reduced by premium expense charges, which consist of a sales charge and a charge for premium taxes. The premium payment, less the premium expense charge, equals the net premium.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

     Sales Charge: A sales charge equal to 6% is deducted from each VUL-95 premium paid. A sales charge of 5% in years one through ten and 2.25% thereafter is deducted from each VGSP premium paid. A maximum sales charge of 5% in years one through ten and a maximum 2.25% thereafter based on initial deposit is deducted from each Russell VUL premium paid. A sales charge equal to 15% up to the target premium and 5% on the excess in the first policy year is deducted from each VUL-2000 and JSVUL-2000 premium paid. The sales charge is 5% on all premiums in policy years two to twelve, and 2% on all premiums in policy years eleven or later. This charge is deducted to partially reimburse General American for expenses incurred in distributing the policy and any additional benefits provided by rider. No sales charge is deducted from VUL-100 premiums. A sales charge of 5% of each premium payment will be deducted from each Frank Russell premium payment in the policy years one through ten and 2.25% in policy years past year ten. Destiny has no sales charge.

     Premium Taxes: Various state and political subdivisions impose a tax on premiums received by insurance companies. Premium taxes vary from state to state. A deduction of 2% of each VUL-95 premium, 2.5% of each VGSP premium, 2.10% of each VUL-100 premium, 2.5% of each Russell VUL premium, and each Frank Russell premium, up to 3.55% for each Destiny premium, and the actual tax rate for VUL-2000 and JSVUL-2000 is made from each premium payment for these taxes. In addition, a 1.25% deduction is taken from VUL-100 premiums and a 1.3% deduction is taken from VUL-2000 and JSVUL-2000 to cover the company's Federal income tax costs attributable to the amount of premium received.

     Charges are deducted monthly from the cash value of each policy to compensate General American for (a) certain administrative costs; (b) insurance underwriting and acquisition expenses in connection with issuing a policy; (c) the cost of insurance, and (d) the cost of optional benefits added by rider.

     Administrative Charge: General American has responsibility for the administration of the policies and the Separate Account. As reimbursement for administrative expenses related to the maintenance of each policy and the Separate Account, General American assesses a monthly administrative charge against each policy. This charge is $10 per month for a standard policy and $12 per month for a pension policy during the first 12 policy months and $4 (standard) and $6 (pension) per month for all policy months beyond the 12th for VUL-95 contracts. The charge is $4 per month for VGSP, Russell VUL and Frank Russell contracts. The charge is $13 per month during the first 12 policy months and $6 per month thereafter for VUL-100 contracts. The charge is $25 per month in the first policy year and $6 per month in each subsequent policy year for VUL-2000 and JSVUL-2000 contracts. The company assesses an initial policy charge of $800 for Destiny premiums. This amount is deducted from the cash value as soon as the policy is issued and the initial premium is made.

     Insurance Underwriting and Acquisition Expense Charge: An additional administrative charge is deducted from the policy cash value for VUL-95 as part of the monthly deduction during the first 12 policy months and for the first 12 policy months following an increase in the face amount. The charge is $0.08 per month for each $1,000 in policy coverage. For VUL-100, the charge during the first 12 policy months is $0.16 per month for each $1,000 in policy coverage, and in all policy years thereafter, the charge is $0.01 per month for each $1,000 in policy coverage. For VUL-2000 and JSVUL-2000, there is a charge per $1,000 of face amount, determined by age, sex, and smoker class, payable for ten years following the policy issue or an increase in the face amount. No charge is deducted from Frank Russell and Destiny premiums.

     Cost of Insurance: The cost of insurance is deducted on each monthly anniversary date for the following policy month. Because the cost of insurance depends upon a number of variables, the cost varies for each policy month. The cost of insurance is determined separately for the initial face amount and for any subsequent increases in face amount. General American determines the monthly cost of insurance charge by multiplying the applicable cost of insurance rate or rates by the net amount at risk for each policy month.

     Optional Rider Benefits Charge: This monthly deduction includes charges for any additional benefits provided by rider.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

     Contingent Deferred Sales Charge: During the first ten policy years for VUL-95, VGSP, Russell VUL, Frank Russell and Destiny, and the first fifteen years for VUL-100, General American also assesses a charge upon surrender or lapse of a policy, a requested decrease in face amount, or a partial withdrawal that causes the face amount to decrease. The amount of the charge assessed depends on a number of factors, including whether the event is a full surrender or lapse or only a decrease in face amount, the amount of premiums received to date by General American, and the policy year in which the surrender or other event takes place.

     For VUL-2000 and JSVUL-2000, the charge is based on the annual target premium, rather than the premiums actually received by General American.

     Mortality and Expense Charge: In addition to the above charges, a daily charge is made at the separate account level for the mortality and expense risks assumed by General American. General American deducts a daily charge from the Fund Division of the Separate Account at the rate of .002319% for VUL-95, ..0019111% for VGSP, .002455% for VUL-100, .0015027% for VUL-2000 and JSVUL-2000,
..0019111% for Frank Russell and .0020471% for Destiny of the net assets of each division of the Separate Account, which equals an annual rate of .85%, .70%, ..90%, .50%, .55%, 55%, .70%, and .75% for VUL-95, VGSP, VUL-100, VUL, VUL 98,
and JSVUL-2000, respectively. VUL-95, VGSP, VUL-100, VUL-2000, JSVUL-2000, Frank Russell, and Destiny mortality and expense charges for 2001 were $490,185, $560,432, $571,946, $438,322, $53,884, $12,614, and $0 respectively. The mortality risk assumed by General American is the risk that those insured may die sooner than anticipated and therefore, that General American will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is that expenses incurred in issuing and administering the policy will exceed the amounts realized from the administrative charges assessed against the policy.

NOTE 4--INVESTMENT OBJECTIVES, MANAGER CHANGES AND NEW DIVISIONS

     Effective April 30, 1998, the four divisions of the Frank Russell funds became available for VUL-95 and VUL 100.

     On September 15, 1998, six new divisions and two new products--VUL-2000 and JSVUL-2000--were added to Separate Account Eleven. Three of the new divisions are the Income & Growth Fund, the International Fund, and the Value Fund. The underlying funds in these divisions are offered by American Century Variable Portfolios and managed by American Century Investments. Two of the new divisions are the Bond Portfolio Fund and the Small Company Portfolio Fund. The underlying funds in these divisions are offered by J.P. Morgan Trust II and managed by J.P. Morgan Investment Management, Inc. The Worldwide Emerging Markets Fund Division is offered by Van Eck World Wide Insurance Trust and managed by Van Eck Associates Corporation. The investment objectives of each of these new divisions are as follows:

          Income & Growth Fund--To provide dividend growth, current income and capital appreciation by investing in common stocks.

          International Fund--To provide capital growth by investing primarily in an internationally diversified portfolio of common stocks that are considered by management to have prospects for appreciation.

          Value Fund--To provide long-term capital growth by investing in securities that management believes to be undervalued at the time of purchase.

          Bond Portfolio Fund--To provide a high total return consistent with moderate risk of capital and maintenance of liquidity.

          Small Company Portfolio Fund--To provide a high total return from a portfolio of equity securities of small companies.

          Worldwide Emerging Markets Fund--To provide long-term capital appreciation by investing primarily in equity securities in emerging markets around the world.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

     Effective April 30, 1999, the three divisions of the American Century funds, the two divisions of the J.P. Morgan funds, and the Worldwide Emerging Markets Division offered by Van Eck Associates became available for VUL-95, VGSP, and VUL-100.

     Effective April 10, 2000, ten new divisions were added to Separate Account Eleven. The new divisions are the Large Cap Value Fund, Large Cap Growth Fund, Small Cap Value Fund, Small Cap Growth Fund, International Equity Fund, Emerging Markets Equity Fund, Core Fixed Income Fund, High Yield Bond Fund, International Fixed Income Fund, and Emerging Markets Debt Fund. The underlying funds in these divisions are offered by SEI Insurance Products Trust and managed by SEI Investments Management Company. The investment objectives of each of these new divisions are as follows:

          Large Cap Value Fund--To provide capital appreciation by investing in large cap U.S. common stocks.

          Large Cap Growth Fund--To provide long-term growth and income by investing in large cap income-producing U.S. common stocks.

          Small Cap Value Fund--To provide capital appreciation by investing in common stock of smaller U.S. companies.

          Small Cap Growth Fund--To provide long-term capital appreciation by investing in common stock of smaller U.S. companies.

          International Equity--To provide capital appreciation by investing in equity securities of foreign companies.

          Emerging Markets Equity Fund--To provide capital appreciation by investing in equity securities of emerging markets companies.

          Core Fixed Income Fund--To provide current income and preservation of capital by investing in investment grade U.S. fixed income securities.

          High Yield Bond Fund--To provide total return by investing in high yield, high risk securities.

          International Fixed Income Fund--To provide capital appreciation and current income by investing in investment grade fixed income securities of foreign government and corporate issuers.

          Emerging Markets Debt Fund--To provide total return by investing U.S. dollar denominated debt in securities of emerging market issuers.

     Effective May 1, 2000, five new divisions were added to Separate Account Eleven. The Mid Cap Portfolio is offered by Fidelity Investments Variable Insurance Products Fund and managed by Fidelity Management and Research Company. Three of the new divisions are the Janus Mid-Cap Portfolio, T. Rowe Price Large Cap Growth Portfolio, and T. Rowe Price Small Cap Growth Portfolio. The underlying funds in these divisions are offered by Metropolitan Series Fund, Inc. and managed by Metropolitan Life Insurance Company. The Alger Equity Growth Series is offered by New England Zenith Fund and managed by New England Investment Management, Inc. The investment objectives of each of these new divisions are as follows:

          Mid Cap Portfolio--To provide long-term growth by investing in common stocks of medium capitalization companies.

          Janus Mid-Cap Portfolio--To provide long-term growth by investing in common stocks of medium capitalization companies.

          T. Rowe Price Large Cap Growth Portfolio--To provide long-term growth and income by investing in large capitalization growth companies.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

          T. Rowe Price Small Cap Growth Portfolio--To provide long-term growth by investing in small capitalization companies.

          Alger Equity Growth Series--To provide growth by investing in growth stocks.

     Effective October 1, 2000, two new products--Destiny and Frank Russell--were added to Separate Account Eleven. These products were made available in all fund divisions.

     Effective May 1, 2001, three new divisions were added to Separate Account Eleven. The Janus Growth is offered by Metropolitan Series Fund, Inc. and managed by Metropolitan Life Insurance Company. PIMCO Innovations is offered by Metlife Investors Series Trust Fund and is managed by Metropolitan Life Insurance Company. Harris Oakmark Mid-Cap is offered by New England Zenith Fund and is managed by New England Investment Management, Inc. The investment objectives of each of these new divisions are as follows:

          Janus Growth Fund--To provide long-term capital growth and current income by investing in equity securities.

          PIMCO Innovations Fund--To provide capital appreciation by investing in companies which utilize new, creative or different, or innovative technology.

          Harris Oakmark Mid Cap Fund--To provide long-term capital appreciation by investing in equity securities priced significantly below what is believed to be the true business value.

NOTE 5--PURCHASES AND SALES

     During the year ended December 31, 2001, purchases including net realized gain and income from distribution and proceeds from sales of General American Capital Company shares were as follows:

                                      S & P 500       MONEY         BOND        MANAGED
                                     INDEX FUND    MARKET FUND   INDEX FUND   EQUITY FUND
                                     -----------   -----------   ----------   -----------
Purchases..........................  $21,384,709   $68,191,642   $3,084,295   $1,613,963
                                     ===========   ===========   ==========   ==========
Sales..............................  $ 3,949,387   $41,309,354   $2,299,562   $  882,504
                                     ===========   ===========   ==========   ==========

                                          ASSET                                    SMALL-CAP
                                       ALLOCATION    INTERNATIONAL     MID-CAP      EQUITY
                                          FUND        INDEX FUND     EQUITY FUND     FUND
                                       -----------   -------------   -----------   ---------
Purchases............................  $ 5,737,717    $1,164,947     $1,692,469    $987,018
                                       ===========    ==========     ==========    ========
Sales................................  $11,733,005    $1,040,992     $1,031,798    $477,289
                                       ===========    ==========     ==========    ========

     During the year ended December 31, 2001, purchases (including dividend reinvestment) and proceeds from sales of Variable Insurance Products Fund Shares were as follows:

                           EQUITY                                       HIGH        MID CAP
                         INCOME FUND   GROWTH FUND   OVERSEAS FUND   INCOME FUND   PORTFOLIO
                         -----------   -----------   -------------   -----------   ----------
Purchases..............  $5,877,942    $11,847,975    $4,001,763     $2,788,744    $2,158,634
                         ==========    ===========    ==========     ==========    ==========
Sales..................  $3,027,351    $ 6,024,905    $2,402,497     $  987,599    $  880,846
                         ==========    ===========    ==========     ==========    ==========

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

     During the year ended December 31, 2001, purchases (including dividend reinvestment) and proceeds from sales of Variable Insurance Products Fund II shares were as follows:

                                                  ASSET MANAGER
                                                      FUND
                                                  -------------
Purchases......................................    $1,285,505
                                                   ==========
Sales..........................................    $  620,882
                                                   ==========

     During the year ended December 31, 2001, purchases (including dividend reinvestment) and proceeds from sales of Van Eck Worldwide Insurance Trust shares were as follows:

                                                         WORLDWIDE     WORLDWIDE
                                                        HARD ASSETS     EMERGING
                                                           FUND       MARKETS FUND
                                                        -----------   ------------
Purchases.............................................   $112,364      $  819,379
                                                         ========      ==========
Sales.................................................   $ 68,558      $1,356,220
                                                         ========      ==========

     During the year ended December 31, 2001, purchases (including dividend reinvestment) and proceeds from sales of Russell Insurance Funds shares were as follows:

                                          MULTI-STYLE   CORE BOND   AGGRESSIVE     NON-US
                                          EQUITY FUND     FUND      EQUITY FUND     FUND
                                          -----------   ---------   -----------   --------
Purchases...............................  $1,182,353    $617,884    $  436,358    $350,693
                                          ==========    ========    ==========    ========
Sales...................................  $2,086,963    $564,499    $1,432,741    $372,359
                                          ==========    ========    ==========    ========

     During the year ended December 31, 2001, purchases (including dividend reinvestment) and proceeds from sales of American Century Variable Portfolios shares were as follows:

                                                    INCOME &     INTERNATIONAL
                                                   GROWTH FUND       FUND        VALUE FUND
                                                   -----------   -------------   ----------
Purchases........................................  $1,272,796     $2,539,671     $1,400,047
                                                   ==========     ==========     ==========
Sales............................................  $1,132,981     $1,509,049     $1,369,130
                                                   ==========     ==========     ==========

     During the year ended December 31, 2001, purchases (including dividend reinvestment) and proceeds from sales of J.P. Morgan Series Trust II shares were as follows:

                                                     BOND PORTFOLIO   SMALL COMPANY
                                                          FUND        PORTFOLIO FUND
                                                     --------------   --------------
Purchases..........................................     $545,018        $1,661,529
                                                        ========        ==========
Sales..............................................     $569,923        $2,565,975
                                                        ========        ==========

     During the year ended December 31, 2001, purchases (including dividend reinvestment) and proceeds from sales of SEI Insurance Products Trust were as follows:

                                LARGE CAP     LARGE CAP    SMALL CAP     SMALL CAP    INTERNATIONAL
                                VALUE FUND   GROWTH FUND   VALUE FUND   GROWTH FUND    EQUITY FUND
                                ----------   -----------   ----------   -----------   -------------
Purchases.....................  $4,450,138   $2,717,426    $2,359,058   $1,439,901     $1,857,743
                                ==========   ==========    ==========   ==========     ==========
Sales.........................  $  713,588   $  529,495    $  218,490   $  298,202     $  386,035
                                ==========   ==========    ==========   ==========     ==========

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                                  EMERGING                                 INTERNATIONAL     EMERGING
                               MARKETS EQUITY   CORE FIXED    HIGH YIELD   FIXED INCOME    MARKETS DEBT
                                    FUND        INCOME FUND   BOND FUND        FUND            FUND
                               --------------   -----------   ----------   -------------   ------------
Purchases....................     $821,740      $6,101,871    $1,008,573     $449,982        $119,093
                                  ========      ==========    ==========     ========        ========
Sales........................     $194,266      $1,844,134    $  181,717     $162,465        $ 23,051
                                  ========      ==========    ==========     ========        ========

     During the year ended December 31, 2001, purchases (including dividend reinvestment) and proceeds from sales of Metropolitan Series Fund, Inc. were as follows:

                                                T. ROWE PRICE      T. ROWE PRICE         MAY 1 TO
                               JANUS MID-CAP      LARGE CAP          SMALL CAP       DECEMBER 31, 2001
                                 PORTFOLIO     GROWTH PORTFOLIO   GROWTH PORTFOLIO   JANUS GROWTH FUND
                               -------------   ----------------   ----------------   -----------------
Purchases....................   $3,260,648        $2,093,224         $1,239,567           $70,120
                                ==========        ==========         ==========           =======
Sales........................   $1,061,623        $  911,344         $  468,590           $12,008
                                ==========        ==========         ==========           =======

     During the year ended December 31, 2001, purchases (including dividend reinvestment) and proceeds from sales of New England Zenith Fund were as follows:

                                                                       MAY 1 TO
                                                                   DECEMBER 31, 2001
                                                   ALGER EQUITY     HARRIS OAKMARK
                                                   GROWTH SERIES     MID-CAP FUND
                                                   -------------   -----------------
Purchases........................................   $  945,129        $1,371,742
                                                    ==========        ==========
Sales............................................   $1,643,854        $  167,528
                                                    ==========        ==========

     During the period ended December 31, 2001, purchases (including dividend reinvestment) and proceeds from sales of Metlife Investors Series Trust Fund were as follows:

                                                   MAY 1 TO
                                               DECEMBER 31, 2001
                                               PIMCO INNOVATIONS
                                               -----------------
Purchases....................................       $12,802
                                                    =======
Sales........................................       $ 5,086
                                                    =======

NOTE 6--ACCUMULATION UNIT ACTIVITY

     The following is a summary of the accumulation unit activity:

                                                       GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN NOTES TO FINANCIAL STATEMENTS
                                                                 FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, 1999
                                                   ------------------------------------------------------------------------------
                                                     S & P 500 INDEX FUND DIVISION               MONEY MARKET FUND DIVISION
                                                   ----------------------------------      --------------------------------------
                                                     2001         2000         1999           2001          2000          1999
                                                   ---------    ---------    --------      ----------    ----------    ----------
VARIABLE UNIVERSAL LIFE--95
  Deposits.......................................     41,545       33,287      40,318         432,967        11,813        56,074
  Withdrawals....................................    (33,935)     (61,937)    (51,800)       (431,710)      (44,926)      (31,779)
  Outstanding units, beginning of year...........    204,824      233,474     244,956          34,978        68,091        43,796
                                                   ---------    ---------    --------      ----------    ----------    ----------
  Outstanding units, end of year.................    212,434      204,824     233,474          36,235        34,978        68,091
                                                   =========    =========    ========      ==========    ==========    ==========
VARIABLE GENERAL SELECT PLUS
  Deposits.......................................    114,637      184,201     143,955         115,257       161,565       636,987
  Withdrawals....................................    (90,302)    (148,584)   (105,975)        (66,151)     (265,969)     (500,114)
  Outstanding units, beginning of year...........    579,901      544,284     506,304         204,793       309,197       172,324
                                                   ---------    ---------    --------      ----------    ----------    ----------
  Outstanding units, end of year.................    604,236      579,901     544,284         253,899       204,793       309,197
                                                   =========    =========    ========      ==========    ==========    ==========
VARIABLE UNIVERSAL LIFE--100
  Deposits.......................................    160,125      142,514     195,193          39,286        70,296       343,675
  Withdrawals....................................   (103,579)    (112,424)   (130,533)        (48,703)     (106,128)     (400,299)
  Outstanding units, beginning of year...........    681,804      651,714     587,054          74,140       109,972       166,596
                                                   ---------    ---------    --------      ----------    ----------    ----------
  Outstanding units, end of year.................    738,351      681,804     651,714          64,723        74,140       109,972
                                                   =========    =========    ========      ==========    ==========    ==========
RUSSELL VARIABLE UNIVERSAL LIFE
  Deposits.......................................         --           --          --              --            --            --
  Withdrawals....................................         --           --          --              --            --            --
  Outstanding units, beginning of year...........         --           --          --              --            --            --
                                                   ---------    ---------    --------      ----------    ----------    ----------
  Outstanding units, end of year.................         --           --          --              --            --            --
                                                   =========    =========    ========      ==========    ==========    ==========
VARIABLE UNIVERSAL LIFE INSURANCE--2000
  Deposits.......................................  1,597,644      930,635     493,771       7,816,632     2,862,494     1,665,714
  Withdrawals....................................   (491,929)    (320,877)    (59,617)     (6,076,407)   (2,445,139)   (1,553,256)
  Outstanding units, beginning of year...........  1,055,844      446,086      11,932         679,250       261,895       149,437
                                                   ---------    ---------    --------      ----------    ----------    ----------
  Outstanding units, end of year.................  2,161,559    1,055,844     446,086       2,419,475       679,250       261,895
                                                   =========    =========    ========      ==========    ==========    ==========
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE
  INSURANCE--2000
  Deposits.......................................    271,233      114,497      93,119         902,465       206,688       206,783
  Withdrawals....................................    (52,190)     (42,669)    (23,926)       (441,273)     (167,356)     (195,215)
  Outstanding units, beginning of year...........    141,124       69,296         103          74,762        35,430        23,862
                                                   ---------    ---------    --------      ----------    ----------    ----------
  Outstanding units, end of year.................    360,167      141,124      69,296         535,954        74,762        35,430
                                                   =========    =========    ========      ==========    ==========    ==========
DESTINY
  Deposits.......................................     17,850       96,990          --         196,711       106,857            --
  Withdrawals....................................    (87,174)      (4,877)         --        (131,510)      (56,407)           --
  Outstanding units, beginning of year...........     92,113           --          --          50,450            --            --
                                                   ---------    ---------    --------      ----------    ----------    ----------
  Outstanding units, end of year.................     22,789       92,113          --         115,651        50,450            --
                                                   =========    =========    ========      ==========    ==========    ==========

NOTE 6--ACCUMULATION UNIT ACTIVITY:

     The following is a summary of the accumulation unit activity:

                                                          GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN NOTES TO FINANCIAL STATEMENTS
                                                                     FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, 1999
                                                          -----------------------------------------------------------------------
                                                              BOND INDEX FUND DIVISION             MANAGED EQUITY FUND DIVISION
                                                          ---------------------------------      --------------------------------
                                                            2001         2000        1999          2001        2000        1999
                                                          ---------    --------    --------      --------    --------    --------
VARIABLE UNIVERSAL LIFE--95
  Deposits..............................................    18,074      14,182      19,306        11,030      13,741      12,253
  Withdrawals...........................................   (14,577)    (41,347)    (14,321)      (14,675)    (23,918)    (14,768)
  Outstanding units, beginning of year..................    87,768     114,933     109,948        83,342      93,519      96,034
                                                          --------     -------     -------       -------     -------     -------
  Outstanding units, end of year........................    91,265      87,768     114,933        79,697      83,342      93,519
                                                          ========     =======     =======       =======     =======     =======
VARIABLE GENERAL SELECT PLUS
  Deposits..............................................    52,922      52,544      23,730        30,593      11,021      11,280
  Withdrawals...........................................   (21,384)    (20,011)     (9,825)       (3,901)     (7,918)     (6,022)
  Outstanding units, beginning of year..................   117,239      84,706      70,801        49,411      46,308      41,050
                                                          --------     -------     -------       -------     -------     -------
  Outstanding units, end of year........................   148,777     117,239      84,706        76,103      49,411      46,308
                                                          ========     =======     =======       =======     =======     =======
VARIABLE UNIVERSAL LIFE--100
  Deposits..............................................    21,227      22,020      63,648        19,387      22,745      34,949
  Withdrawals...........................................   (15,509)    (33,899)    (30,779)      (25,325)    (28,299)    (16,792)
  Outstanding units, beginning of year..................   134,573     146,452     113,583        81,393      86,947      68,790
                                                          --------     -------     -------       -------     -------     -------
  Outstanding units, end of year........................   140,291     134,573     146,452        75,455      81,393      86,947
                                                          ========     =======     =======       =======     =======     =======
RUSSELL VARIABLE UNIVERSAL LIFE
  Deposits..............................................        --          --          --            --          --          --
  Withdrawals...........................................        --          --          --            --          --          --
  Outstanding units, beginning of year..................        --          --          --            --          --          --
                                                          --------     -------     -------       -------     -------     -------
  Outstanding units, end of year........................        --          --          --            --          --          --
                                                          ========     =======     =======       =======     =======     =======
VARIABLE UNIVERSAL LIFE INSURANCE--2000
  Deposits..............................................    97,811      60,429      65,154        33,684      21,711      23,377
  Withdrawals...........................................   (25,314)    (32,460)    (23,294)      (10,286)     (8,506)     (2,443)
  Outstanding units, beginning of year..................    70,382      42,413         553        34,853      21,648         714
                                                          --------     -------     -------       -------     -------     -------
  Outstanding units, end of year........................   142,879      70,382      42,413        58,251      34,853      21,648
                                                          ========     =======     =======       =======     =======     =======
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE
  INSURANCE--2000
  Deposits..............................................    29,529       4,791       6,676         6,931       1,581       3,213
  Withdrawals...........................................   (10,554)       (982)       (270)       (1,182)     (2,240)       (169)
  Outstanding units, beginning of year..................    10,301       6,492          86         2,385       3,044          --
                                                          --------     -------     -------       -------     -------     -------
  Outstanding units, end of year........................    29,276      10,301       6,492         8,134       2,385       3,044
                                                          ========     =======     =======       =======     =======     =======
DESTINY
  Deposits..............................................    94,635      82,617          --         8,915       4,305          --
  Withdrawals...........................................  (170,599)     (1,021)         --        (9,063)       (256)         --
  Outstanding units, beginning of year..................    81,596          --          --         4,049          --          --
                                                          --------     -------     -------       -------     -------     -------
  Outstanding units, end of year........................     5,632      81,596          --         3,901       4,049          --
                                                          ========     =======     =======       =======     =======     =======

NOTE 6--ACCUMULATION UNIT ACTIVITY

     The following is a summary of the accumulation unit activity:

                                                         GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN NOTES TO FINANCIAL STATEMENTS
                                                                   FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, 1999
                                                       --------------------------------------------------------------------------
                                                        ASSET ALLOCATION FUND DIVISION         INTERNATIONAL INDEX FUND DIVISION
                                                       ---------------------------------      -----------------------------------
                                                         2001         2000        1999          2001         2000         1999
                                                       ---------    --------    --------      ---------    ---------    ---------
VARIABLE UNIVERSAL LIFE--95
  Deposits...........................................    27,369      27,538      36,270         20,700       22,272       24,166
  Withdrawals........................................  (219,186)    (31,239)    (37,511)       (31,436)     (62,842)     (30,239)
  Outstanding units, beginning of year...............   289,668     293,369     294,610        127,636      168,206      174,279
                                                       --------     -------     -------        -------      -------      -------
  Outstanding units, end of year.....................    97,851     289,668     293,369        116,900      127,636      168,206
                                                       ========     =======     =======        =======      =======      =======
VARIABLE GENERAL SELECT PLUS
  Deposits...........................................   165,159      12,758      62,080         16,153       17,446       15,664
  Withdrawals........................................  (145,314)    (19,909)    (56,513)       (12,452)     (18,512)     (11,959)
  Outstanding units, beginning of year...............    75,963      83,114      77,547         80,189       81,255       77,550
                                                       --------     -------     -------        -------      -------      -------
  Outstanding units, end of year.....................    95,808      75,963      83,114         83,890       80,189       81,255
                                                       ========     =======     =======        =======      =======      =======
VARIABLE UNIVERSAL LIFE--100
  Deposits...........................................    45,010      36,065      58,534         25,881       33,049       43,793
  Withdrawals........................................   (40,575)    (36,819)    (25,963)       (25,023)     (56,168)     (41,530)
  Outstanding units, beginning of year...............   120,170     120,924      88,353         96,222      119,341      117,078
                                                       --------     -------     -------        -------      -------      -------
  Outstanding units, end of year.....................   124,605     120,170     120,924         97,080       96,222      119,341
                                                       ========     =======     =======        =======      =======      =======
RUSSELL VARIABLE UNIVERSAL LIFE
  Deposits...........................................        --          --          --             --           --           --
  Withdrawals........................................        --          --          --             --           --           --
  Outstanding units, beginning of year...............        --          --          --             --           --           --
                                                       --------     -------     -------        -------      -------      -------
  Outstanding units, end of year.....................        --          --          --             --           --           --
                                                       ========     =======     =======        =======      =======      =======
VARIABLE UNIVERSAL LIFE INSURANCE--2000
  Deposits...........................................   146,984      89,917      77,838         52,815       43,535       19,887
  Withdrawals........................................   (65,209)    (11,134)     (1,877)       (29,141)     (14,090)      (2,009)
  Outstanding units, beginning of year...............   155,767      76,984       1,023         48,016       18,571          693
                                                       --------     -------     -------        -------      -------      -------
  Outstanding units, end of year.....................   237,542     155,767      76,984         71,690       48,016       18,571
                                                       ========     =======     =======        =======      =======      =======
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE
  INSURANCE--2000
  Deposits...........................................     9,886       8,107      10,560         13,454        3,193        4,680
  Withdrawals........................................    (3,704)     (2,735)       (432)        (3,087)        (656)        (245)
  Outstanding units, beginning of year...............    15,500      10,128          --          7,053        4,516           81
                                                       --------     -------     -------        -------      -------      -------
  Outstanding units, end of year.....................    21,682      15,500      10,128         17,420        7,053        4,516
                                                       ========     =======     =======        =======      =======      =======
DESTINY
  Deposits...........................................        --      14,860          --            679       13,906           --
  Withdrawals........................................   (14,662)       (198)         --        (11,238)        (138)          --
  Outstanding units, beginning of year...............    14,662          --          --         13,768           --           --
                                                       --------     -------     -------        -------      -------      -------
  Outstanding units, end of year.....................        --      14,662          --          3,209       13,768           --
                                                       ========     =======     =======        =======      =======      =======

NOTE 6--ACCUMULATION UNIT ACTIVITY

     The following is a summary of the accumulation unit activity:

                                                           GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN NOTES TO FINANCIAL STATEMENTS
                                                                     FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, 1999
                                                           ----------------------------------------------------------------------
                                                             MID-CAP EQUITY FUND DIVISION         SMALL-CAP EQUITY FUND DIVISION
                                                           --------------------------------      --------------------------------
                                                             2001        2000        1999          2001        2000        1999
                                                           --------    --------    --------      --------    --------    --------
VARIABLE UNIVERSAL LIFE--95
  Deposits...............................................   21,842      19,886      23,187         5,516       9,136       8,482
  Withdrawals............................................  (29,249)    (70,742)    (35,782)       (7,820)    (22,364)     (7,148)
  Outstanding units, beginning of year...................  111,932     162,788     175,383        37,060      50,288      48,954
                                                           -------     -------     -------       -------     -------     -------
  Outstanding units, end of year.........................  104,525     111,932     162,788        34,756      37,060      50,288
                                                           =======     =======     =======       =======     =======     =======
VARIABLE GENERAL SELECT PLUS
  Deposits...............................................   27,097      27,434      23,177        16,462      46,994      45,417
  Withdrawals............................................  (33,852)    (19,303)    (31,804)       (7,236)    (39,981)    (23,263)
  Outstanding units, beginning of year...................  107,645      99,514     108,141       100,331      93,318      71,164
                                                           -------     -------     -------       -------     -------     -------
  Outstanding units, end of year.........................  100,890     107,645      99,514       109,557     100,331      93,318
                                                           =======     =======     =======       =======     =======     =======
VARIABLE UNIVERSAL LIFE--100
  Deposits...............................................   28,897      30,205      46,286        23,016      48,174      43,499
  Withdrawals............................................  (21,914)    (41,286)    (40,979)      (15,305)    (34,576)    (38,432)
  Outstanding units, beginning of year...................   81,968      93,049      87,742       101,470      87,872      82,805
                                                           -------     -------     -------       -------     -------     -------
  Outstanding units, end of year.........................   88,951      81,968      93,049       109,181     101,470      87,872
                                                           =======     =======     =======       =======     =======     =======
RUSSELL VARIABLE UNIVERSAL LIFE
  Deposits...............................................       --          --          --            --          --          --
  Withdrawals............................................       --          --          --            --          --          --
  Outstanding units, beginning of year...................       --          --          --            --          --          --
                                                           -------     -------     -------       -------     -------     -------
  Outstanding units, end of year.........................       --          --          --            --          --          --
                                                           =======     =======     =======       =======     =======     =======
VARIABLE UNIVERSAL LIFE INSURANCE--2000
  Deposits...............................................  107,471      60,254      27,940        48,133      38,571      30,720
  Withdrawals............................................  (34,217)    (22,575)     (2,928)      (25,732)    (14,319)     (4,697)
  Outstanding units, beginning of year...................   63,263      25,584         572        50,894      26,642         619
                                                           -------     -------     -------       -------     -------     -------
  Outstanding units, end of year.........................  136,517      63,263      25,584        73,295      50,894      26,642
                                                           =======     =======     =======       =======     =======     =======
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE
  INSURANCE--2000
  Deposits...............................................   11,718       4,320       4,042        11,285       4,717       6,826
  Withdrawals............................................   (2,980)     (1,378)       (574)       (3,465)     (1,761)     (1,009)
  Outstanding units, beginning of year...................    6,573       3,631         163         8,936       5,980         163
                                                           -------     -------     -------       -------     -------     -------
  Outstanding units, end of year.........................   15,311       6,573       3,631        16,756       8,936       5,980
                                                           =======     =======     =======       =======     =======     =======
DESTINY
  Deposits...............................................       --          --          --         2,623       4,791          --
  Withdrawals............................................       --          --          --        (5,252)        (68)         --
  Outstanding units, beginning of year...................       --          --          --         4,723          --          --
                                                           -------     -------     -------       -------     -------     -------
  Outstanding units, end of year.........................       --          --          --         2,094       4,723          --
                                                           =======     =======     =======       =======     =======     =======

NOTE 6--ACCUMULATION UNIT ACTIVITY

     The following is a summary of the accumulation unit activity:

                                                        GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN NOTES TO FINANCIAL STATEMENTS
                                                                   FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, 1999
                                                      ---------------------------------------------------------------------------
                                                         EQUITY INCOME FUND DIVISION                 GROWTH FUND DIVISION
                                                      ---------------------------------      ------------------------------------
                                                        2001        2000         1999           2001         2000         1999
                                                      --------    ---------    --------      ----------    ---------    ---------
VARIABLE UNIVERSAL LIFE--95
  Deposits..........................................   37,247       42,664      54,849          51,499       55,269       58,832
  Withdrawals.......................................  (52,562)     (86,784)    (72,847)        (78,711)     (79,784)     (78,887)
  Outstanding units, beginning of year..............  242,123      286,243     304,241         360,808      385,323      405,378
                                                      -------     --------     -------       ---------     --------     --------
  Outstanding units, end of year....................  226,808      242,123     286,243         333,596      360,808      385,323
                                                      =======     ========     =======       =========     ========     ========
VARIABLE GENERAL SELECT PLUS
  Deposits..........................................   31,169       53,398      97,662          96,193      133,086      158,244
  Withdrawals.......................................  (49,757)    (126,253)    (67,788)       (105,920)    (117,476)     (93,901)
  Outstanding units, beginning of year..............  240,033      312,888     283,014         466,536      450,926      386,583
                                                      -------     --------     -------       ---------     --------     --------
  Outstanding units, end of year....................  221,445      240,033     312,888         456,809      466,536      450,926
                                                      =======     ========     =======       =========     ========     ========
VARIABLE UNIVERSAL LIFE--100
  Deposits..........................................   81,165       78,937      99,022         112,371      101,587      158,445
  Withdrawals.......................................  (57,328)     (89,636)    (79,710)       (104,154)    (117,214)    (109,918)
  Outstanding units, beginning of year..............  304,197      314,896     295,584         507,306      522,933      474,406
                                                      -------     --------     -------       ---------     --------     --------
  Outstanding units, end of year....................  328,034      304,197     314,896         515,523      507,306      522,933
                                                      =======     ========     =======       =========     ========     ========
RUSSELL VARIABLE UNIVERSAL LIFE
  Deposits..........................................       --           --          --              --           --           --
  Withdrawals.......................................       --           --          --              --           --           --
  Outstanding units, beginning of year..............       --           --          --              --           --           --
                                                      -------     --------     -------       ---------     --------     --------
  Outstanding units, end of year....................       --           --          --              --           --           --
                                                      =======     ========     =======       =========     ========     ========
VARIABLE UNIVERSAL LIFE INSURANCE--2000
  Deposits..........................................  209,291      129,840     113,215         612,531      525,857      250,110
  Withdrawals.......................................  (61,041)     (45,464)     (8,208)       (259,507)     (89,563)     (21,492)
  Outstanding units, beginning of year..............  191,538      107,162       2,155         668,705      232,411        3,793
                                                      -------     --------     -------       ---------     --------     --------
  Outstanding units, end of year....................  339,788      191,538     107,162       1,021,729      668,705      232,411
                                                      =======     ========     =======       =========     ========     ========
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE
  INSURANCE--2000
  Deposits..........................................   28,072       13,463      16,121          46,499       37,077       26,076
  Withdrawals.......................................   (6,170)      (2,579)       (856)        (13,874)      (6,264)      (1,917)
  Outstanding units, beginning of year..............   26,389       15,505         240          55,049       24,236           77
                                                      -------     --------     -------       ---------     --------     --------
  Outstanding units, end of year....................   48,291       26,389      15,505          87,674       55,049       24,236
                                                      =======     ========     =======       =========     ========     ========
DESTINY
  Deposits..........................................   36,016       38,872          --          71,724      249,784           --
  Withdrawals.......................................  (61,241)        (700)         --        (260,765)      (5,813)          --
  Outstanding units, beginning of year..............   38,172           --          --         243,971           --           --
                                                      -------     --------     -------       ---------     --------     --------
  Outstanding units, end of year....................   12,947       38,172          --          54,930      243,971           --
                                                      =======     ========     =======       =========     ========     ========

NOTE 6--ACCUMULATION UNIT ACTIVITY

     The following is a summary of the accumulation unit activity:

                                                           GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN NOTES TO FINANCIAL STATEMENTS
                                                                     FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, 1999
                                                           ----------------------------------------------------------------------
                                                                OVERSEAS FUND DIVISION             ASSET MANAGER FUND DIVISION
                                                           --------------------------------      --------------------------------
                                                             2001        2000        1999          2001        2000        1999
                                                           --------    --------    --------      --------    --------    --------
VARIABLE UNIVERSAL LIFE--95
  Deposits...............................................   28,669      28,844      32,130         3,106       2,383       6,173
  Withdrawals............................................  (93,219)    (61,068)    (38,877)       (4,153)     (1,813)     (4,532)
  Outstanding units, beginning of year...................  208,670     240,894     247,641        11,322      10,752       9,111
                                                           -------     -------     -------       -------     -------     -------
  Outstanding units, end of year.........................  144,120     208,670     240,894        10,275      11,322      10,752
                                                           =======     =======     =======       =======     =======     =======
VARIABLE GENERAL SELECT PLUS
  Deposits...............................................   47,916     137,425      50,014         3,341       3,850      14,236
  Withdrawals............................................  (32,161)    (63,984)    (24,381)       (3,808)     (2,687)     (4,489)
  Outstanding units, beginning of year...................  279,276     205,835     180,202        25,422      24,259      14,512
                                                           -------     -------     -------       -------     -------     -------
  Outstanding units, end of year.........................  295,031     279,276     205,835        24,955      25,422      24,259
                                                           =======     =======     =======       =======     =======     =======
VARIABLE UNIVERSAL LIFE--100
  Deposits...............................................   40,642      55,254      47,585        15,543      15,288      34,209
  Withdrawals............................................  (38,071)    (36,661)    (52,739)      (10,846)    (15,149)    (21,189)
  Outstanding units, beginning of year...................  149,364     130,771     135,925        63,960      63,821      50,801
                                                           -------     -------     -------       -------     -------     -------
  Outstanding units, end of year.........................  151,935     149,364     130,771        68,657      63,960      63,821
                                                           =======     =======     =======       =======     =======     =======
RUSSELL VARIABLE UNIVERSAL LIFE
  Deposits...............................................       --          --          --            --          --          --
  Withdrawals............................................       --          --          --            --          --          --
  Outstanding units, beginning of year...................       --          --          --            --          --          --
                                                           -------     -------     -------       -------     -------     -------
  Outstanding units, end of year.........................       --          --          --            --          --          --
                                                           =======     =======     =======       =======     =======     =======
VARIABLE UNIVERSAL LIFE INSURANCE--2000
  Deposits...............................................   92,991     115,959      39,237        66,942      35,871      53,511
  Withdrawals............................................  (41,372)    (21,743)     (3,669)      (22,283)    (10,794)     (4,287)
  Outstanding units, beginning of year...................  130,367      36,151         583        74,936      49,859         635
                                                           -------     -------     -------       -------     -------     -------
  Outstanding units, end of year.........................  181,986     130,367      36,151       119,595      74,936      49,859
                                                           =======     =======     =======       =======     =======     =======
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE
  INSURANCE--2000
  Deposits...............................................    4,806       4,720       3,258        11,723       1,206         431
  Withdrawals............................................   (1,304)     (1,089)       (466)         (666)        (22)       (302)
  Outstanding units, beginning of year...................    6,586       2,955         163         1,313         129          --
                                                           -------     -------     -------       -------     -------     -------
  Outstanding units, end of year.........................   10,088       6,586       2,955        12,370       1,313         129
                                                           =======     =======     =======       =======     =======     =======
DESTINY
  Deposits...............................................   51,487      14,230          --            --      15,883          --
  Withdrawals............................................  (19,049)       (146)         --       (15,695)       (188)         --
  Outstanding units, beginning of year...................   14,084          --          --        15,695          --          --
                                                           -------     -------     -------       -------     -------     -------
  Outstanding units, end of year.........................   46,522      14,084          --            --      15,695          --
                                                           =======     =======     =======       =======     =======     =======

NOTE 6--ACCUMULATION UNIT ACTIVITY

     The following is a summary of the accumulation unit activity:

                                                          GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN NOTES TO FINANCIAL STATEMENTS
                                                         FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, 1999, EXCEPT AS NOTED BELOW
                                                         ------------------------------------------------------------------------
                                                                HIGH INCOME FUND DIVISION                 MID CAP FUND DIVISION
                                                         ----------------------------------------        ------------------------
                                                           2001            2000            1999            2001           2000*
                                                         --------        --------        --------        --------        --------
VARIABLE UNIVERSAL LIFE--95
  Deposits.............................................    8,880           3,219           2,853          10,320           5,741
  Withdrawals..........................................   (2,951)         (3,425)        (11,513)         (2,562)           (110)
  Outstanding units, beginning of year.................   13,971          14,177          22,837           5,631              --
                                                         -------         -------         -------         -------         -------
  Outstanding units, end of year.......................   19,900          13,971          14,177          13,389           5,631
                                                         =======         =======         =======         =======         =======
VARIABLE GENERAL SELECT PLUS
  Deposits.............................................   38,900         108,376          21,266          20,636          22,139
  Withdrawals..........................................   (8,442)        (30,742)        (47,125)         (3,496)           (413)
  Outstanding units, beginning of year.................  139,145          61,511          87,370          21,726              --
                                                         -------         -------         -------         -------         -------
  Outstanding units, end of year.......................  169,603         139,145          61,511          38,866          21,726
                                                         =======         =======         =======         =======         =======
VARIABLE UNIVERSAL LIFE--100
  Deposits.............................................   24,141          71,523         143,496          19,984           2,604
  Withdrawals..........................................  (25,208)        (26,940)        (64,124)         (1,036)            (72)
  Outstanding units, beginning of year.................  233,605         189,022         109,650           2,532              --
                                                         -------         -------         -------         -------         -------
  Outstanding units, end of year.......................  232,538         233,605         189,022          21,480           2,532
                                                         =======         =======         =======         =======         =======
RUSSELL VARIABLE UNIVERSAL LIFE
  Deposits.............................................       --              --              --              --              --
  Withdrawals..........................................       --              --              --              --              --
  Outstanding units, beginning of year.................       --              --              --              --              --
                                                         -------         -------         -------         -------         -------
  Outstanding units, end of year.......................       --              --              --              --              --
                                                         =======         =======         =======         =======         =======
VARIABLE UNIVERSAL LIFE INSURANCE--2000
  Deposits.............................................  181,557         106,480          44,520         105,681          42,150
  Withdrawals..........................................  (73,758)        (16,180)         (3,941)        (33,441)           (866)
  Outstanding units, beginning of year.................  132,013          41,713           1,134          41,284              --
                                                         -------         -------         -------         -------         -------
  Outstanding units, end of year.......................  239,812         132,013          41,713         113,524          41,284
                                                         =======         =======         =======         =======         =======
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE
  INSURANCE--2000
  Deposits.............................................   13,036           6,522           6,839           7,647           5,081
  Withdrawals..........................................   (1,363)         (7,169)         (1,080)         (1,569)           (135)
  Outstanding units, beginning of year.................    5,282           5,929             170           4,946              --
                                                         -------         -------         -------         -------         -------
  Outstanding units, end of year.......................   16,955           5,282           5,929          11,024           4,946
                                                         =======         =======         =======         =======         =======
DESTINY
  Deposits.............................................   14,188          29,414              --          69,130              --
  Withdrawals..........................................  (40,833)           (345)             --         (69,130)             --
  Outstanding units, beginning of year.................   29,069              --              --              --              --
                                                         -------         -------         -------         -------         -------
  Outstanding units, end of year.......................    2,424          29,069              --              --              --
                                                         =======         =======         =======         =======         =======

---------------
* For the period May 1, 2000 (inception) to December 31, 2000.

NOTE 6--ACCUMULATION UNIT ACTIVITY

     The following is a summary of the accumulation unit activity:

                                                         GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN NOTES TO FINANCIAL STATEMENTS
                                                        FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, 1999, EXCEPT AS NOTED BELOW
                                                        -------------------------------------------------------------------------
                                                             WORLDWIDE HARD ASSETS                WORLDWIDE EMERGING MARKETS
                                                                 FUND DIVISION                           FUND DIVISION
                                                        --------------------------------      -----------------------------------
                                                          2001        2000        1999           2001         2000         1999
                                                        --------    --------    --------      ----------    ---------    --------
VARIABLE UNIVERSAL LIFE--95
  Deposits............................................    1,407       2,465         865           6,947       13,687       4,159
  Withdrawals.........................................   (2,098)     (4,251)     (1,622)        (14,207)      (7,982)     (1,480)
  Outstanding units, beginning of year................    7,739       9,525      10,282           8,384        2,679          --
                                                         ------      ------      ------        --------      -------      ------
  Outstanding units, end of year......................    7,048       7,739       9,525           1,124        8,384       2,679
                                                         ======      ======      ======        ========      =======      ======
VARIABLE GENERAL SELECT PLUS
  Deposits............................................      493         999       4,811          60,634      124,118       9,565
  Withdrawals.........................................     (399)     (3,070)       (312)       (109,366)     (28,100)        (62)
  Outstanding units, beginning of year................    4,896       6,967       2,468         105,521        9,503          --
                                                         ------      ------      ------        --------      -------      ------
  Outstanding units, end of year......................    4,990       4,896       6,967          56,789      105,521       9,503
                                                         ======      ======      ======        ========      =======      ======
VARIABLE UNIVERSAL LIFE--100
  Deposits............................................    3,766       4,772       7,343           8,793       14,141      11,327
  Withdrawals.........................................   (4,830)     (3,862)     (6,724)        (12,934)      (2,494)     (9,704)
  Outstanding units, beginning of year................   17,232      16,322      15,703          13,270        1,623          --
                                                         ------      ------      ------        --------      -------      ------
  Outstanding units, end of year......................   16,168      17,232      16,322           9,129       13,270       1,623
                                                         ======      ======      ======        ========      =======      ======
RUSSELL VARIABLE UNIVERSAL LIFE
  Deposits............................................       --          --          --              --           --          --
  Withdrawals.........................................       --          --          --              --           --          --
  Outstanding units, beginning of year................       --          --          --              --           --          --
                                                         ------      ------      ------        --------      -------      ------
  Outstanding units, end of year......................       --          --          --              --           --          --
                                                         ======      ======      ======        ========      =======      ======
VARIABLE UNIVERSAL LIFE INSURANCE--2000
  Deposits............................................    6,024       2,255         950          11,647       11,355       1,992
  Withdrawals.........................................   (1,811)       (458)       (124)         (8,368)      (2,800)       (453)
  Outstanding units, beginning of year................    2,634         837          11          10,244        1,689         150
                                                         ------      ------      ------        --------      -------      ------
  Outstanding units, end of year......................    6,847       2,634         837          13,523       10,244       1,689
                                                         ======      ======      ======        ========      =======      ======
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE
  INSURANCE--2000
  Deposits............................................      342         230          --             614        1,158         345
  Withdrawals.........................................      (30)        (23)         --          (1,208)        (179)        (28)
  Outstanding units, beginning of year................      207          --          --           1,296          317          --
                                                         ------      ------      ------        --------      -------      ------
  Outstanding units, end of year......................      519         207          --             702        1,296         317
                                                         ======      ======      ======        ========      =======      ======
DESTINY
  Deposits............................................       --          --          --           6,990       10,214          --
  Withdrawals.........................................       --          --          --         (14,925)        (132)         --
  Outstanding units, beginning of year................       --          --          --          10,082           --          --
                                                         ------      ------      ------        --------      -------      ------
  Outstanding units, end of year......................       --          --          --           2,147       10,082          --
                                                         ======      ======      ======        ========      =======      ======

NOTE 6--ACCUMULATION UNIT ACTIVITY

     The following is a summary of the accumulation unit activity:

                                                          GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN NOTES TO FINANCIAL STATEMENTS
                                                         FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, 1999, EXCEPT AS NOTED BELOW
                                                         ------------------------------------------------------------------------
                                                         MULTI-STYLE EQUITY FUND DIVISION            CORE BOND FUND DIVISION
                                                         ---------------------------------      ---------------------------------
                                                           2001        2000         1999          2001        2000         1999
                                                         --------    ---------    --------      --------    ---------    --------
VARIABLE UNIVERSAL LIFE--95
  Deposits.............................................    4,360       12,517      25,719           882        7,715       2,587
  Withdrawals..........................................   (7,865)     (14,696)     (2,365)       (2,528)      (4,129)       (335)
  Outstanding units, beginning of year.................   36,033       38,212      14,858         9,908        6,322       4,070
                                                         -------     --------     -------       -------     --------     -------
  Outstanding units, end of year.......................   32,528       36,033      38,212         8,262        9,908       6,322
                                                         =======     ========     =======       =======     ========     =======
VARIABLE GENERAL SELECT PLUS
  Deposits.............................................   55,313      110,156     167,069        22,596      177,929     310,229
  Withdrawals..........................................  (54,464)    (296,295)    (72,422)      (33,628)    (633,634)    (60,786)
  Outstanding units, beginning of year.................  381,748      567,887     473,240       191,340      647,045     397,602
                                                         -------     --------     -------       -------     --------     -------
  Outstanding units, end of year.......................  382,597      381,748     567,887       180,308      191,340     647,045
                                                         =======     ========     =======       =======     ========     =======
VARIABLE UNIVERSAL LIFE--100
  Deposits.............................................   12,086       16,931      56,809         4,660        3,373      39,861
  Withdrawals..........................................  (10,696)      (7,993)    (22,765)       (1,953)      (2,173)    (32,644)
  Outstanding units, beginning of year.................   50,259       41,321       7,277         9,101        7,901         684
                                                         -------     --------     -------       -------     --------     -------
  Outstanding units, end of year.......................   51,649       50,259      41,321        11,808        9,101       7,901
                                                         =======     ========     =======       =======     ========     =======
RUSSELL VARIABLE UNIVERSAL LIFE
  Deposits.............................................    3,315        3,561       9,282         2,447        2,312       3,615
  Withdrawals..........................................  (87,090)    (124,397)     (8,686)       (2,158)    (151,676)    (10,478)
  Outstanding units, beginning of year.................  103,551      224,387     223,791         9,088      158,452     165,315
                                                         -------     --------     -------       -------     --------     -------
  Outstanding units, end of year.......................   19,776      103,551     224,387         9,377        9,088     158,452
                                                         =======     ========     =======       =======     ========     =======
VARIABLE UNIVERSAL LIFE INSURANCE--2000
  Deposits.............................................   37,479       54,565      59,760         5,375        9,046      36,182
  Withdrawals..........................................  (24,022)     (21,677)     (8,199)       (6,537)     (10,117)     (9,781)
  Outstanding units, beginning of year.................   88,400       55,512       3,951        26,109       27,180         779
                                                         -------     --------     -------       -------     --------     -------
  Outstanding units, end of year.......................  101,857       88,400      55,512        24,947       26,109      27,180
                                                         =======     ========     =======       =======     ========     =======
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE
  INSURANCE--2000
  Deposits.............................................    7,382        9,113       7,599         3,751        2,577       6,321
  Withdrawals..........................................   (4,021)      (1,625)       (838)       (2,842)        (365)       (255)
  Outstanding units, beginning of year.................   14,647        7,159         398         8,442        6,230         164
                                                         -------     --------     -------       -------     --------     -------
  Outstanding units, end of year.......................   18,008       14,647       7,159         9,351        8,442       6,230
                                                         =======     ========     =======       =======     ========     =======
DESTINY
  Deposits.............................................       --           --          --            --           --          --
  Withdrawals..........................................       --           --          --            --           --          --
  Outstanding units, beginning of year.................       --           --          --            --           --          --
                                                         -------     --------     -------       -------     --------     -------
  Outstanding units, end of year.......................       --           --          --            --           --          --
                                                         =======     ========     =======       =======     ========     =======

NOTE 6--ACCUMULATION UNIT ACTIVITY

     The following is a summary of the accumulation unit activity:

                                                        GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN NOTES TO FINANCIAL STATEMENTS
                                                       FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, 1999, EXCEPT AS NOTED BELOW
                                                     ----------------------------------------------------------------------------
                                                       AGGRESSIVE EQUITY FUND DIVISION               NON-US FUND DIVISION
                                                     -----------------------------------      -----------------------------------
                                                       2001         2000         1999           2001         2000         1999
                                                     ---------    ---------    ---------      ---------    ---------    ---------
VARIABLE UNIVERSAL LIFE--95
  Deposits.........................................     3,111        8,148        6,833          1,855        1,589        7,044
  Withdrawals......................................   (11,068)     (11,180)      (1,715)        (3,936)      (9,310)      (1,673)
  Outstanding units, beginning of year.............    15,978       19,010       13,892          7,470       15,191        9,820
                                                      -------      -------      -------        -------      -------      -------
  Outstanding units, end of year...................     8,021       15,978       19,010          5,389        7,470       15,191
                                                      =======      =======      =======        =======      =======      =======
VARIABLE GENERAL SELECT PLUS
  Deposits.........................................    19,783       35,572       62,730         23,149       41,902       33,941
  Withdrawals......................................   (20,220)     (74,328)     (59,340)       (28,563)     (47,227)     (26,047)
  Outstanding units, beginning of year.............   138,223      176,979      173,589        190,299      195,624      187,730
                                                      -------      -------      -------        -------      -------      -------
  Outstanding units, end of year...................   137,786      138,223      176,979        184,885      190,299      195,624
                                                      =======      =======      =======        =======      =======      =======
VARIABLE UNIVERSAL LIFE--100
  Deposits.........................................     6,366       10,826       16,636          3,608        4,500       21,192
  Withdrawals......................................    (3,650)      (4,680)      (4,051)        (3,006)      (2,011)     (12,838)
  Outstanding units, beginning of year.............    21,400       15,254        2,669         12,292        9,803        1,449
                                                      -------      -------      -------        -------      -------      -------
  Outstanding units, end of year...................    24,116       21,400       15,254         12,894       12,292        9,803
                                                      =======      =======      =======        =======      =======      =======
RUSSELL VARIABLE UNIVERSAL LIFE
  Deposits.........................................     2,679        3,445        8,286          3,256        1,931        3,570
  Withdrawals......................................   (58,752)     (44,016)      (3,252)        (1,158)     (88,465)      (6,141)
  Outstanding units, beginning of year.............    70,965      111,536      106,502         10,886       97,420       99,991
                                                      -------      -------      -------        -------      -------      -------
  Outstanding units, end of year...................    14,892       70,965      111,536         12,984       10,886       97,420
                                                      =======      =======      =======        =======      =======      =======
VARIABLE UNIVERSAL LIFE INSURANCE--2000
  Deposits.........................................    17,612       41,603       36,276          8,311       11,476       14,411
  Withdrawals......................................   (33,810)     (11,027)      (5,039)        (5,379)      (6,505)      (2,475)
  Outstanding units, beginning of year.............    65,503       34,927        3,690         17,776       12,805          869
                                                      -------      -------      -------        -------      -------      -------
  Outstanding units, end of year...................    49,305       65,503       34,927         20,708       17,776       12,805
                                                      =======      =======      =======        =======      =======      =======
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE
  INSURANCE--2000
  Deposits.........................................     2,094        2,756        3,172          2,487        3,429        2,535
  Withdrawals......................................    (1,259)        (676)        (464)        (1,634)        (331)        (262)
  Outstanding units, beginning of year.............     4,788        2,708           --          5,531        2,433          160
                                                      -------      -------      -------        -------      -------      -------
  Outstanding units, end of year...................     5,623        4,788        2,708          6,384        5,531        2,433
                                                      =======      =======      =======        =======      =======      =======
DESTINY
  Deposits.........................................        --           --           --             --           --           --
  Withdrawals......................................        --           --           --             --           --           --
  Outstanding units, beginning of year.............        --           --           --             --           --           --
                                                      -------      -------      -------        -------      -------      -------
  Outstanding units, end of year...................        --           --           --             --           --           --
                                                      =======      =======      =======        =======      =======      =======

NOTE 6--ACCUMULATION UNIT ACTIVITY

     The following is a summary of the accumulation unit activity:

                                                          GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN NOTES TO FINANCIAL STATEMENTS
                                                                     FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, 1999
                                                          -----------------------------------------------------------------------
                                                            INCOME & GROWTH FUND DIVISION          INTERNATIONAL FUND DIVISION
                                                          ---------------------------------      --------------------------------
                                                            2001         2000        1999          2001        2000        1999
                                                          ---------    --------    --------      --------    --------    --------
VARIABLE UNIVERSAL LIFE--95
  Deposits..............................................     8,452      70,803       2,824         7,870      24,727       1,001
  Withdrawals...........................................    (7,895)     (2,574)        (24)       (9,239)     (2,253)         (3)
  Outstanding units, beginning of year..................    71,029       2,800          --        23,472         998          --
                                                          --------     -------     -------       -------     -------     -------
  Outstanding units, end of year........................    71,586      71,029       2,800        22,103      23,472         998
                                                          ========     =======     =======       =======     =======     =======
VARIABLE GENERAL SELECT PLUS
  Deposits..............................................     8,937      12,980       1,838        17,407      69,935       5,156
  Withdrawals...........................................    (6,393)     (1,578)        (21)      (21,558)    (23,220)       (625)
  Outstanding units, beginning of year..................    13,219       1,817          --        51,246       4,531          --
                                                          --------     -------     -------       -------     -------     -------
  Outstanding units, end of year........................    15,763      13,219       1,817        47,095      51,246       4,531
                                                          ========     =======     =======       =======     =======     =======
VARIABLE UNIVERSAL LIFE--100
  Deposits..............................................    19,611      50,223      19,391        14,282      34,342      17,730
  Withdrawals...........................................    (7,667)     (6,050)    (16,959)      (18,744)     (3,563)    (10,629)
  Outstanding units, beginning of year..................    46,605       2,432          --        37,880       7,101          --
                                                          --------     -------     -------       -------     -------     -------
  Outstanding units, end of year........................    58,549      46,605       2,432        33,418      37,880       7,101
                                                          ========     =======     =======       =======     =======     =======
RUSSELL VARIABLE UNIVERSAL LIFE
  Deposits..............................................        --          --          --            --          --          --
  Withdrawals...........................................        --          --          --            --          --          --
  Outstanding units, beginning of year..................        --          --          --            --          --          --
                                                          --------     -------     -------       -------     -------     -------
  Outstanding units, end of year........................        --          --          --            --          --          --
                                                          ========     =======     =======       =======     =======     =======
VARIABLE UNIVERSAL LIFE INSURANCE--2000
  Deposits..............................................    86,799     113,669      48,580       179,896     165,627      24,488
  Withdrawals...........................................   (48,244)    (19,211)     (5,275)      (78,506)    (18,355)     (2,024)
  Outstanding units, beginning of year..................   138,378      43,920         615       169,821      22,549          85
                                                          --------     -------     -------       -------     -------     -------
  Outstanding units, end of year........................   176,933     138,378      43,920       271,211     169,821      22,549
                                                          ========     =======     =======       =======     =======     =======
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE
  INSURANCE--2000
  Deposits..............................................     8,428       4,089       3,433         8,640       4,046       1,188
  Withdrawals...........................................    (3,102)     (1,349)       (541)       (3,977)       (655)       (114)
  Outstanding units, beginning of year..................     5,632       2,892          --         4,465       1,074          --
                                                          --------     -------     -------       -------     -------     -------
  Outstanding units, end of year........................    10,958       5,632       2,892         9,128       4,465       1,074
                                                          ========     =======     =======       =======     =======     =======
DESTINY
  Deposits..............................................    43,680      62,201          --        30,735      55,187          --
  Withdrawals...........................................  (103,446)       (705)         --       (82,447)       (604)         --
  Outstanding units, beginning of year..................    61,496          --          --        54,583          --          --
                                                          --------     -------     -------       -------     -------     -------
  Outstanding units, end of year........................     1,730      61,496          --         2,871      54,583          --
                                                          ========     =======     =======       =======     =======     =======

NOTE 6--ACCUMULATION UNIT ACTIVITY

     The following is a summary of the accumulation unit activity:

                                                         GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN NOTES TO FINANCIAL STATEMENTS
                                                                   FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, 1999
                                                       --------------------------------------------------------------------------
                                                               VALUE FUND DIVISION                BOND PORTFOLIO FUND DIVISION
                                                       -----------------------------------      ---------------------------------
                                                          2001         2000        1999           2001         2000        1999
                                                       ----------    --------    ---------      ---------    --------    --------
VARIABLE UNIVERSAL LIFE--95
  Deposits...........................................      9,779       5,319           --          1,169          53         896
  Withdrawals........................................     (1,910)        (63)          --           (107)        (41)       (543)
  Outstanding units, beginning of year...............      5,256          --           --            365         353          --
                                                        --------      ------      -------        -------      ------      ------
  Outstanding units, end of year.....................     13,125       5,256           --          1,427         365         353
                                                        ========      ======      =======        =======      ======      ======
VARIABLE GENERAL SELECT PLUS
  Deposits...........................................      9,304       5,829          805         15,454       9,390         932
  Withdrawals........................................     (2,596)     (1,023)         (10)        (8,287)     (2,467)         (6)
  Outstanding units, beginning of year...............      5,601         795           --          7,849         926          --
                                                        --------      ------      -------        -------      ------      ------
  Outstanding units, end of year.....................     12,309       5,601          795         15,016       7,849         926
                                                        ========      ======      =======        =======      ======      ======
VARIABLE UNIVERSAL LIFE--100
  Deposits...........................................      8,095      18,220       10,510          2,470         166         340
  Withdrawals........................................     (5,124)     (5,921)     (10,510)          (797)        (44)         (9)
  Outstanding units, beginning of year...............     12,299          --           --            453         331          --
                                                        --------      ------      -------        -------      ------      ------
  Outstanding units, end of year.....................     15,270      12,299           --          2,126         453         331
                                                        ========      ======      =======        =======      ======      ======
RUSSELL VARIABLE UNIVERSAL LIFE
  Deposits...........................................         --          --           --             --          --          --
  Withdrawals........................................         --          --           --             --          --          --
  Outstanding units, beginning of year...............         --          --           --             --          --          --
                                                        --------      ------      -------        -------      ------      ------
  Outstanding units, end of year.....................         --          --           --             --          --          --
                                                        ========      ======      =======        =======      ======      ======
VARIABLE UNIVERSAL LIFE INSURANCE--2000
  Deposits...........................................     56,429      23,784        9,149         30,306      52,183      12,486
  Withdrawals........................................    (13,555)     (5,111)      (1,376)       (18,139)     (4,438)       (680)
  Outstanding units, beginning of year...............     26,803       8,130          357         59,879      12,134         328
                                                        --------      ------      -------        -------      ------      ------
  Outstanding units, end of year.....................     69,677      26,803        8,130         72,046      59,879      12,134
                                                        ========      ======      =======        =======      ======      ======
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE
  INSURANCE--2000
  Deposits...........................................     11,748         759          302          3,127       1,917         528
  Withdrawals........................................       (795)       (178)         (62)          (692)     (1,184)       (107)
  Outstanding units, beginning of year...............        821         240           --          1,154         421          --
                                                        --------      ------      -------        -------      ------      ------
  Outstanding units, end of year.....................     11,774         821          240          3,589       1,154         421
                                                        ========      ======      =======        =======      ======      ======
DESTINY
  Deposits...........................................     68,356      80,878           --         10,528      31,780          --
  Withdrawals........................................   (134,638)       (946)          --        (42,041)       (266)         --
  Outstanding units, beginning of year...............     79,932          --           --         31,514          --          --
                                                        --------      ------      -------        -------      ------      ------
  Outstanding units, end of year.....................     13,650      79,932           --              1      31,514          --
                                                        ========      ======      =======        =======      ======      ======

NOTE 6--ACCUMULATION UNIT ACTIVITY

     The following is a summary of the accumulation unit activity:

                                                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN NOTES TO FINANCIAL STATEMENTS
                                                 FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, 1999, EXCEPT AS NOTED BELOW
                                         ----------------------------------------------------------------------------------------
                                                                                         LARGE CAP VALUE         LARGE CAP GROWTH
                                          SMALL COMPANY PORTFOLIO FUND DIVISION           FUND DIVISION           FUND DIVISION
                                         ---------------------------------------        -----------------        ----------------
                                             2001          2000          1999            2001      2000*          2001     2000*
                                         ------------   -----------   ----------        -------   -------        -------   ------
VARIABLE UNIVERSAL LIFE--95
  Deposits.............................       3,359        22,672        4,033            6,945    45,671         20,100   99,334
  Withdrawals..........................     (13,086)       (8,157)      (1,453)          (5,393)   (1,419)       (26,922)  (1,742)
  Outstanding units, beginning of
    year...............................      17,095         2,580           --           44,252        --         97,592
                                           --------       -------       ------          -------   -------        -------   ------
  Outstanding units, end of year.......       7,368        17,095        2,580           45,804    44,252         90,770   97,592
                                           ========       =======       ======          =======   =======        =======   ======
VARIABLE GENERAL SELECT PLUS
  Deposits.............................      18,223        98,349       10,153           32,479   111,916         22,799   16,290
  Withdrawals..........................     (67,966)      (22,565)         (62)         (24,399)     (416)       (10,213)    (441)
  Outstanding units, beginning of
    year...............................      85,875        10,091           --          111,500        --         15,849       --
                                           --------       -------       ------          -------   -------        -------   ------
  Outstanding units, end of year.......      36,132        85,875       10,091          119,580   111,500         28,435   15,849
                                           ========       =======       ======          =======   =======        =======   ======
VARIABLE UNIVERSAL LIFE--100
  Deposits.............................      12,392        26,215        3,598           19,405    30,742         35,324   65,941
  Withdrawals..........................     (14,464)       (4,212)         (16)          (6,795)   (1,865)       (27,303)  (2,545)
  Outstanding units, beginning of
    year...............................      25,585         3,582           --           28,877        --         63,396       --
                                           --------       -------       ------          -------   -------        -------   ------
  Outstanding units, end of year.......      23,513        25,585        3,582           41,487    28,877         71,417   63,396
                                           ========       =======       ======          =======   =======        =======   ======
RUSSELL VARIABLE UNIVERSAL LIFE
  Deposits.............................          --            --           --               --        --             --       --
  Withdrawals..........................          --            --           --               --        --             --       --
  Outstanding units, beginning of
    year...............................          --            --           --               --        --             --       --
                                           --------       -------       ------          -------   -------        -------   ------
  Outstanding units, end of year.......          --            --           --               --        --             --       --
                                           ========       =======       ======          =======   =======        =======   ======
VARIABLE UNIVERSAL LIFE INSURANCE--2000
  Deposits.............................     115,427       113,296       22,053          223,180    80,543        384,774   66,982
  Withdrawals..........................     (68,408)      (16,429)      (3,275)         (35,132)   (5,890)       (59,249)  (6,445)
  Outstanding units, beginning of
    year...............................     115,918        19,051          273           74,653        --         60,537       --
                                           --------       -------       ------          -------   -------        -------   ------
  Outstanding units, end of year.......     162,937       115,918       19,051          262,701    74,653        386,062   60,537
                                           ========       =======       ======          =======   =======        =======   ======
JOINT AND SURVIVOR VARIABLE UNIVERSAL
  LIFE INSURANCE--2000
  Deposits.............................       7,372         6,064        3,035           26,746     6,177         50,514   10,134
  Withdrawals..........................      (5,390)       (1,685)        (326)          (4,145)     (475)        (7,442)    (690)
  Outstanding units, beginning of
    year...............................       7,088         2,709           --            5,702        --          9,444       --
                                           --------       -------       ------          -------   -------        -------   ------
  Outstanding units, end of year.......       9,070         7,088        2,709           28,303     5,702         52,516    9,444
                                           ========       =======       ======          =======   =======        =======   ======
DESTINY
  Deposits.............................      27,089        82,889           --          188,000        --          2,344       --
  Withdrawals..........................    (106,395)         (929)          --          (78,335)       --            (33)      --
  Outstanding units, beginning of
    year...............................      81,960            --           --               --        --             --       --
                                           --------       -------       ------          -------   -------        -------   ------
  Outstanding units, end of year.......       2,654        81,960           --          109,665        --          2,311       --
                                           ========       =======       ======          =======   =======        =======   ======

---------------
* For the period April 10, 2000 (inception) to December 31, 2000.

NOTE 6--ACCUMULATION UNIT ACTIVITY

     The following is a summary of the accumulation unit activity:

                                                          GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN NOTES TO FINANCIAL STATEMENTS
                                                          FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000, EXCEPT AS NOTED BELOW
                                                         ------------------------------------------------------------------------
                                                          SMALL CAP VALUE           SMALL CAP GROWTH         INTERNATIONAL EQUITY
                                                           FUND DIVISION             FUND DIVISION              FUND DIVISION
                                                         ------------------        ------------------        --------------------
                                                           2001      2000*           2001      2000*           2001       2000*
                                                         --------   -------        --------   -------        ---------   --------
VARIABLE UNIVERSAL LIFE--95
  Deposits.............................................   10,246     2,793           3,259    12,600           22,356     98,222
  Withdrawals..........................................   (1,449)     (310)        (12,299)     (199)         (12,228)    (1,825)
  Outstanding units, beginning of year.................    2,483        --          12,401        --           96,397         --
                                                         -------    ------         -------    ------          -------     ------
  Outstanding units, end of year.......................   11,280     2,483           3,361    12,401          106,525     96,397
                                                         =======    ======         =======    ======          =======     ======
VARIABLE GENERAL SELECT PLUS
  Deposits.............................................    6,042    13,566           4,694    20,501           11,315     11,380
  Withdrawals..........................................   (1,718)     (336)         (6,511)     (410)          (3,699)       (72)
  Outstanding units, beginning of year.................   13,230        --          20,091        --           11,308         --
                                                         -------    ------         -------    ------          -------     ------
  Outstanding units, end of year.......................   17,554    13,230          18,274    20,091           18,924     11,308
                                                         =======    ======         =======    ======          =======     ======
VARIABLE UNIVERSAL LIFE--100
  Deposits.............................................   10,589     2,360          17,544    15,003           36,050     71,515
  Withdrawals..........................................   (1,757)      (39)        (12,963)     (250)          (7,278)    (3,704)
  Outstanding units, beginning of year.................    2,321        --          14,753        --           67,811         --
                                                         -------    ------         -------    ------          -------     ------
  Outstanding units, end of year.......................   11,153     2,321          19,334    14,753           96,583     67,811
                                                         =======    ======         =======    ======          =======     ======
RUSSELL VARIABLE UNIVERSAL LIFE
  Deposits.............................................       --        --              --        --               --         --
  Withdrawals..........................................       --        --              --        --               --         --
  Outstanding units, beginning of year.................       --        --              --        --               --         --
                                                         -------    ------         -------    ------          -------     ------
  Outstanding units, end of year.......................       --        --              --        --               --         --
                                                         =======    ======         =======    ======          =======     ======
VARIABLE UNIVERSAL LIFE INSURANCE--2000
  Deposits.............................................   75,953    15,120          74,087    22,443          167,659     42,066
  Withdrawals..........................................   (9,451)   (1,246)        (14,983)   (1,410)         (21,739)    (2,018)
  Outstanding units, beginning of year.................   13,874        --          21,033        --           40,048         --
                                                         -------    ------         -------    ------          -------     ------
  Outstanding units, end of year.......................   80,376    13,874          80,137    21,033          185,968     40,048
                                                         =======    ======         =======    ======          =======     ======
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE
  INSURANCE--2000
  Deposits.............................................    9,551     1,171          10,666     3,312           27,223      4,436
  Withdrawals..........................................   (1,877)      (74)         (1,897)     (100)          (2,474)      (283)
  Outstanding units, beginning of year.................    1,097        --           3,212        --            4,153         --
                                                         -------    ------         -------    ------          -------     ------
  Outstanding units, end of year.......................    8,771     1,097          11,981     3,212           28,902      4,153
                                                         =======    ======         =======    ======          =======     ======
DESTINY
  Deposits.............................................  117,337        --         119,818        --           45,507         --
  Withdrawals..........................................  (56,594)       --         (23,668)       --          (45,506)        --
  Outstanding units, beginning of year.................       --        --              --        --               --         --
                                                         -------    ------         -------    ------          -------     ------
  Outstanding units, end of year.......................   60,743        --          96,150        --                1         --
                                                         =======    ======         =======    ======          =======     ======

---------------
* For the period April 10, 2000 (inception) to December 31, 2000.

NOTE 6--ACCUMULATION UNIT ACTIVITY

     The following is a summary of the accumulation unit activity:

                                                         GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN NOTES TO FINANCIAL STATEMENTS
                                                          FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000, EXCEPT AS NOTED BELOW
                                                        -------------------------------------------------------------------------
                                                          EMERGING MARKETS           CORE FIXED INCOME          HIGH YIELD BOND
                                                        EQUITY FUND DIVISION           FUND DIVISION             FUND DIVISION
                                                        --------------------        -------------------        ------------------
                                                          2001       2000*            2001      2000*            2001      2000*
                                                        ---------   --------        --------   --------        --------   -------
VARIABLE UNIVERSAL LIFE--95
  Deposits............................................     9,564     38,440          12,563     75,249          13,343     9,820
  Withdrawals.........................................    (5,534)      (807)         (6,221)    (2,645)         (4,590)     (126)
  Outstanding units, beginning of year................    37,633         --          72,604         --           9,694        --
                                                         -------     ------         -------    -------         -------    ------
  Outstanding units, end of year......................    41,663     37,633          78,946     72,604          18,447     9,694
                                                         =======     ======         =======    =======         =======    ======
VARIABLE GENERAL SELECT PLUS
  Deposits............................................    12,741      2,902          91,270    371,083           3,601     5,289
  Withdrawals.........................................    (1,908)       (49)        (57,123)    (1,353)         (1,049)      (28)
  Outstanding units, beginning of year................     2,853         --         369,730         --           5,261        --
                                                         -------     ------         -------    -------         -------    ------
  Outstanding units, end of year......................    13,686      2,853         403,877    369,730           7,813     5,261
                                                         =======     ======         =======    =======         =======    ======
VARIABLE UNIVERSAL LIFE--100
  Deposits............................................    10,103     22,143          12,700     35,188          14,481    11,108
  Withdrawals.........................................    (1,884)    (1,245)         (4,937)    (1,899)         (2,403)      (99)
  Outstanding units, beginning of year................    20,898         --          33,289         --          11,009        --
                                                         -------     ------         -------    -------         -------    ------
  Outstanding units, end of year......................    29,117     20,898          41,052     33,289          23,087    11,009
                                                         =======     ======         =======    =======         =======    ======
RUSSELL VARIABLE UNIVERSAL LIFE
  Deposits............................................        --         --              --         --              --        --
  Withdrawals.........................................        --         --              --         --              --        --
  Outstanding units, beginning of year................        --         --              --         --              --        --
                                                         -------     ------         -------    -------         -------    ------
  Outstanding units, end of year......................        --         --              --         --              --        --
                                                         =======     ======         =======    =======         =======    ======
VARIABLE UNIVERSAL LIFE INSURANCE--2000
  Deposits............................................    90,376     30,791         118,638     23,652          43,958    13,174
  Withdrawals.........................................   (13,792)    (1,904)        (23,703)    (1,113)        (15,132)     (489)
  Outstanding units, beginning of year................    28,887         --          22,539         --          12,685        --
                                                         -------     ------         -------    -------         -------    ------
  Outstanding units, end of year......................   105,471     28,887         117,474     22,539          41,511    12,685
                                                         =======     ======         =======    =======         =======    ======
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE
  INSURANCE--2000
  Deposits............................................    16,694      4,494           7,587      2,271           3,447       797
  Withdrawals.........................................    (2,501)      (180)         (1,545)      (130)           (391)      (30)
  Outstanding units, beginning of year................     4,314         --           2,141         --             767        --
                                                         -------     ------         -------    -------         -------    ------
  Outstanding units, end of year......................    18,507      4,314           8,183      2,141           3,823       767
                                                         =======     ======         =======    =======         =======    ======
DESTINY
  Deposits............................................     6,744         --         198,636         --          22,216        --
  Withdrawals.........................................    (6,742)        --         (23,198)        --          (3,010)       --
  Outstanding units, beginning of year................        --         --              --         --              --        --
                                                         -------     ------         -------    -------         -------    ------
  Outstanding units, end of year......................         2         --         175,438         --          19,206        --
                                                         =======     ======         =======    =======         =======    ======

---------------
* For the period April 10, 2000 (inception) to December 31, 2000.

NOTE 6--ACCUMULATION UNIT ACTIVITY

  The following is a summary of the accumulation unit activity:

                                                      GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN NOTES TO FINANCIAL STATEMENTS
                                                       FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000, EXCEPT AS NOTED BELOW
                                                  -------------------------------------------------------------------------------
                                                  INTERNATIONAL FIXED            EMERGING MARKETS               JANUS MID-CAP
                                                  INCOME FUND DIVISION          DEBT FUND DIVISION              FUND DIVISION
                                                  --------------------          ------------------          ---------------------
                                                   2001         2000*            2001       2000*             2001        2000**
                                                  ------        ------          ------      ------          --------      -------
VARIABLE UNIVERSAL LIFE--95
  Deposits......................................     255         1,180             180         459            44,665       92,530
  Withdrawals...................................    (521)          (64)           (224)        (49)          (33,446)     (10,717)
  Outstanding units, beginning of year..........   1,116            --             410          --            81,813           --
                                                  ------        ------          ------      ------          --------      -------
  Outstanding units, end of year................     850         1,116             366         410            93,032       81,813
                                                  ======        ======          ======      ======          ========      =======
VARIABLE GENERAL SELECT PLUS
  Deposits......................................  14,820        57,092             276      12,496           162,980      180,529
  Withdrawals...................................  (5,989)         (206)           (226)        (45)         (107,885)     (21,461)
  Outstanding units, beginning of year..........  56,886            --          12,451          --           159,068           --
                                                  ------        ------          ------      ------          --------      -------
  Outstanding units, end of year................  65,717        56,886          12,501      12,451           214,163      159,068
                                                  ======        ======          ======      ======          ========      =======
VARIABLE UNIVERSAL LIFE--100
  Deposits......................................   2,078            56             343       1,348           127,688       74,193
  Withdrawals...................................    (171)           (1)            (83)        (52)          (45,733)      (3,514)
  Outstanding units, beginning of year..........      55            --           1,296          --            70,679           --
                                                  ------        ------          ------      ------          --------      -------
  Outstanding units, end of year................   1,962            55           1,556       1,296           152,634       70,679
                                                  ======        ======          ======      ======          ========      =======
RUSSELL VARIABLE UNIVERSAL LIFE
  Deposits......................................      --            --              --          --                --           --
  Withdrawals...................................      --            --              --          --                --           --
  Outstanding units, beginning of year..........      --            --              --          --                --           --
                                                  ------        ------          ------      ------          --------      -------
  Outstanding units, end of year................      --            --              --          --                --           --
                                                  ======        ======          ======      ======          ========      =======
VARIABLE UNIVERSAL LIFE INSURANCE--2000
  Deposits......................................  22,094         4,448           7,585       2,798           315,221      134,019
  Withdrawals...................................  (4,034)         (395)         (1,981)       (159)          (83,639)      (4,222)
  Outstanding units, beginning of year..........   4,053            --           2,639          --           129,797           --
                                                  ------        ------          ------      ------          --------      -------
  Outstanding units, end of year................  22,113         4,053           8,243       2,639           361,379      129,797
                                                  ======        ======          ======      ======          ========      =======
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE
  INSURANCE--2000
  Deposits......................................   1,901           380             908         578            21,452        6,662
  Withdrawals...................................    (438)          (45)           (274)        (34)           (3,544)        (221)
  Outstanding units, beginning of year..........     335            --             544          --             6,441           --
                                                  ------        ------          ------      ------          --------      -------
  Outstanding units, end of year................   1,798           335           1,178         544            24,349        6,441
                                                  ======        ======          ======      ======          ========      =======
DESTINY
  Deposits......................................      --            --              --          --            13,778           --
  Withdrawals...................................      --            --              --          --           (11,424)          --
  Outstanding units, beginning of year..........      --            --              --          --                --           --
                                                  ------        ------          ------      ------          --------      -------
  Outstanding units, end of year................      --            --              --          --             2,354           --
                                                  ======        ======          ======      ======          ========      =======

---------------

* For the period April 10, 2000 (inception) to December 31, 2000. ** For the period May 1, 2000 (inception) to December 31, 2000.

NOTE 6--ACCUMULATION UNIT ACTIVITY

  The following is a summary of the accumulation unit activity:

                                                     GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN NOTES TO FINANCIAL STATEMENTS
                                                     FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000, EXCEPT AS NOTED BELOW
                                               ----------------------------------------------------------------------------------
                                                   T. ROWE PRICE                  T. ROWE PRICE                 ALGER EQUITY
                                                  LARGE CAP GROWTH              SMALL CAP GROWTH                GROWTH SERIES
                                                   FUND DIVISION                  FUND DIVISION                 FUND DIVISION
                                               ----------------------          -------------------          ---------------------
                                                2001           2000*            2001        2000*             2001         2000*
                                               -------        -------          -------      ------          --------      -------
VARIABLE UNIVERSAL LIFE--95
  Deposits...................................   13,993         19,532           16,977       3,787            14,906       46,149
  Withdrawals................................  (11,290)        (9,253)          (9,110)       (129)          (38,486)     (10,389)
  Outstanding units, beginning of year.......   10,279             --            3,658          --            35,760           --
                                               -------        -------          -------      ------          --------      -------
  Outstanding units, end of year.............   12,982         10,279           11,525       3,658            12,180       35,760
                                               =======        =======          =======      ======          ========      =======
VARIABLE GENERAL SELECT PLUS
  Deposits...................................   66,763         99,784           70,306      46,279            59,884      125,869
  Withdrawals................................  (88,192)       (17,827)         (58,146)     (1,676)         (155,719)     (21,382)
  Outstanding units, beginning of year.......   81,957             --           44,603          --           104,487           --
                                               -------        -------          -------      ------          --------      -------
  Outstanding units, end of year.............   60,528         81,957           56,763      44,603             8,652      104,487
                                               =======        =======          =======      ======          ========      =======
VARIABLE UNIVERSAL LIFE--100
  Deposits...................................    8,575         11,001           16,061       2,004            21,691       34,113
  Withdrawals................................   (9,153)        (1,758)          (6,510)        (87)          (41,616)      (2,125)
  Outstanding units, beginning of year.......    9,243             --            1,917          --            31,988           --
                                               -------        -------          -------      ------          --------      -------
  Outstanding units, end of year.............    8,665          9,243           11,468       1,917            12,063       31,988
                                               =======        =======          =======      ======          ========      =======
RUSSELL VARIABLE UNIVERSAL LIFE
  Deposits...................................       --             --               --          --                --           --
  Withdrawals................................       --             --               --          --                --           --
  Outstanding units, beginning of year.......       --             --               --          --                --           --
                                               -------        -------          -------      ------          --------      -------
  Outstanding units, end of year.............       --             --               --          --                --           --
                                               =======        =======          =======      ======          ========      =======
VARIABLE UNIVERSAL LIFE INSURANCE--2000
  Deposits...................................   30,955         11,504           65,993      19,176            67,580       40,359
  Withdrawals................................  (11,568)          (611)         (10,659)       (499)          (28,217)      (1,732)
  Outstanding units, beginning of year.......   10,893             --           18,677          --            38,627           --
                                               -------        -------          -------      ------          --------      -------
  Outstanding units, end of year.............   30,280         10,893           74,011      18,677            77,990       38,627
                                               =======        =======          =======      ======          ========      =======
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE
  INSURANCE--2000
  Deposits...................................    1,981            410            5,476       1,985             2,122          793
  Withdrawals................................     (654)           (32)            (975)       (113)             (527)         (67)
  Outstanding units, beginning of year.......      378             --            1,872          --               726           --
                                               -------        -------          -------      ------          --------      -------
  Outstanding units, end of year.............    1,705            378            6,373       1,872             2,321          726
                                               =======        =======          =======      ======          ========      =======
DESTINY
  Deposits...................................  160,704             --               --          --           125,499           --
  Withdrawals................................  (17,354)            --               --          --          (122,531)          --
  Outstanding units, beginning of year.......       --             --               --          --                --           --
                                               -------        -------          -------      ------          --------      -------
  Outstanding units, end of year.............  143,350             --               --          --             2,968           --
                                               =======        =======          =======      ======          ========      =======

---------------

* For the period May 1, 2000 (inception) to December 31, 2000.

NOTE 6--ACCUMULATION UNIT ACTIVITY

  The following is a summary of the accumulation unit activity:

                                                           GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN NOTES TO FINANCIAL STATEMENTS
                                                                FOR THE YEARS ENDED DECEMBER 31, 2001, EXCEPT AS NOTED BELOW
                                                           ----------------------------------------------------------------------
                                                                                    HARRIS OAKMARK
                                                           JANUS GROWTH                 MID-CAP                PIMCO INNOVATIONS
                                                           FUND DIVISION             FUND DIVISION               FUND DIVISION
                                                           -------------            ---------------            ------------------
                                                               2001*                     2001*                       2001*
                                                           -------------            ---------------            ------------------
VARIABLE UNIVERSAL LIFE--95
  Deposits..............................................         475                      1,766                         90
  Withdrawals...........................................         (95)                      (187)                       (60)
  Outstanding units, beginning of year..................          --                         --                         --
                                                               -----                    -------                      -----
  Outstanding units, end of year........................         380                      1,579                         30
                                                               =====                    =======                      =====
VARIABLE GENERAL SELECT PLUS
  Deposits..............................................       1,811                      7,982                        485
  Withdrawals...........................................         (45)                       (41)                       (23)
  Outstanding units, beginning of year..................          --                         --                         --
                                                               -----                    -------                      -----
  Outstanding units, end of year........................       1,766                      7,941                        462
                                                               =====                    =======                      =====
VARIABLE UNIVERSAL LIFE--100
  Deposits..............................................         156                      1,026                         --
  Withdrawals...........................................         (86)                       (24)                        --
  Outstanding units, beginning of year..................          --                         --                         --
                                                               -----                    -------                      -----
  Outstanding units, end of year........................          70                      1,002                         --
                                                               =====                    =======                      =====
RUSSELL VARIABLE UNIVERSAL LIFE
  Deposits..............................................          --                         --                         --
  Withdrawals...........................................          --                         --                         --
  Outstanding units, beginning of year..................          --                         --                         --
                                                               -----                    -------                      -----
  Outstanding units, end of year........................          --                         --                         --
                                                               =====                    =======                      =====
VARIABLE UNIVERSAL LIFE INSURANCE--2000
  Deposits..............................................       6,476                      6,510                      1,784
  Withdrawals...........................................        (112)                      (164)                      (264)
  Outstanding units, beginning of year..................          --                         --                         --
                                                               -----                    -------                      -----
  Outstanding units, end of year........................       6,364                      6,346                      1,520
                                                               =====                    =======                      =====
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE
  INSURANCE--2000
  Deposits..............................................         357                        390                         --
  Withdrawals...........................................          (5)                        (5)                        --
  Outstanding units, beginning of year..................          --                         --                         --
                                                               -----                    -------                      -----
  Outstanding units, end of year........................         352                        385                         --
                                                               =====                    =======                      =====
DESTINY
  Deposits..............................................          --                    123,197                         --
  Withdrawals...........................................          --                    (25,955)                        --
  Outstanding units, beginning of year..................          --                         --                         --
                                                               -----                    -------                      -----
  Outstanding units, end of year........................          --                     97,242                         --
                                                               =====                    =======                      =====

---------------
* For the period May 1, 2001 (inception) to December 31, 2001.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                              FINANCIAL HIGHLIGHTS

     General American Separate Account Eleven sells a number of variable life insurance products, both of which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns.

     The following table was developed by determining which products offered by General American Separate Account Eleven have the lowest and highest total return. Only product designs within each Fund Division that had units outstanding during the respective periods were considered when determining the lowest and highest total return. The summary may not reflect the minimum and maximum contract charges offered by General American as contract owners may not have selected all available and applicable contract options as discussed in Note 3.

                                    AS OF DECEMBER 31, 2001                       FOR THE YEAR ENDED DECEMBER 31, 2001
                            ----------------------------------------   ----------------------------------------------------------
                            UNITS     UNIT FAIR VALUE     NET ASSETS    INVESTMENT       EXPENSE RATIO**       TOTAL RETURN***
                            (000)   (LOWEST TO HIGHEST)     (000)      INCOME RATIO*   (LOWEST TO HIGHEST)   (LOWEST TO HIGHEST)
                            -----   -------------------   ----------   -------------   -------------------   --------------------
S & P 500 INDEX FUND
  DIVISION................  4,100     $ 9.21 to 42.99      $74,011          0.00%       0.00% to 0.90%       (12.80)% to (12.00)%
MONEY MARKET FUND
  DIVISION................  3,426      11.57 to 19.94       40,994          0.00%       0.00% to 0.90%          3.12% to 4.05%
BOND INDEX FUND
  DIVISION................    558      11.83 to 26.27        9,178          0.00%       0.00% to 0.90%          7.42% to 8.39%
MANAGED EQUITY FUND
  DIVISION................    302      11.01 to 37.07        7,793          0.00%       0.00% to 0.90%          0.92% to 1.89%
ASSET ALLOCATION FUND
  DIVISION................    577      11.09 to 38.92       12,411          0.00%       0.00% to 0.90%        (7.40)% to (6.57)%
INTERNATIONAL INDEX FUND
  DIVISION................    390       8.16 to 15.85        8,258          0.00%       0.00% to 0.90%       (26.98)% to (21.69)%
MID-CAP EQUITY FUND
  DIVISION................    446       8.06 to 14.82        5,538          0.00%       0.00% to 0.90%       (26.95)% to (26.28)%
SMALL-CAP EQUITY FUND
  DIVISION................    346      12.26 to 13.82        4,696          0.00%       0.00% to 0.90%         16.12% to 17.15%
EQUITY INCOME FUND
  DIVISION................  1,177      10.19 to 26.55       24,164          1.68%       0.00% to 0.90%        (5.81)% to (4.96)%
GROWTH FUND DIVISION......  2,470       8.85 to 29.28       49,500          0.08%       0.00% to 0.90%       (18.39)% to (17.65)%
OVERSEAS FUND DIVISION....    830       7.96 to 17.15       11,330          5.56%       0.00% to 0.90%       (21.87)% to (21.17)%
ASSET MANAGER FUND
  DIVISION................    236      10.02 to 16.65        3,201          3.89%       0.00% to 0.90%        (4.95)% to (4.09)%
HIGH INCOME FUND
  DIVISION................    684       7.08 to  9.84        6,101         12.00%       0.00% to 0.90%       (12.52)% to (11.73)%
MID CAP FUND DIVISION.....    198      11.00 to 11.17        2,191          0.00%       0.00% to 0.90%        (4.08)% to (3.21)%
WORLDWIDE HARD ASSETS FUND
  DIVISION................     36       9.12 to 12.16          347          1.08%       0.00% to 0.90%       (11.25)% to (10.45)%
WORLDWIDE EMERGING MARKETS
  FUND DIVISION...........     83       8.91 to 13.78          816          0.00%       0.00% to 0.90%        (2.69)% to (1.81)%
MULTI-STYLE EQUITY FUND
  DIVISION................    606       9.41 to 14.23        7,720          0.46%       0.00% to 0.90%       (14.98)% to (14.64)%
CORE BOND FUND DIVISION...    244      11.71 to 13.51        3,204          5.82%       0.00% to 0.90%          6.45% to 6.87%
AGGRESSIVE EQUITY FUND
  DIVISION................    240       9.09 to 13.69        2,989          0.10%       0.00% to 0.90%        (3.24)% to (2.85)%
NON-US FUND DIVISION......    243       8.62 to 10.05        2,413          0.56%       0.00% to 0.90%       (22.73)% to (22.42)%
INCOME & GROWTH FUND
  DIVISION................    336       8.94 to 11.37        3,458          0.92%       0.00% to 0.90%        (9.17)% to (8.35)%
INTERNATIONAL FUND
  DIVISION................    386       8.91 to 10.10        3,773          0.09%       0.00% to 0.90%       (29.81)% to (29.17)%
VALUE FUND DIVISION.......    136      11.93 to 14.12        1,825          1.07%       0.00% to 0.90%         11.82% to 12.82%
BOND PORTFOLIO FUND
  DIVISION................     94      11.42 to 12.00        1,097          5.72%       0.00% to 0.90%          5.97% to 6.93%
SMALL COMPANY PORTFOLIO
  FUND DIVISION...........    242      11.47 to 13.51        3,129          0.04%       0.00% to 0.90%        (8.85)% to (8.03)%
LARGE CAP VALUE FUND
  DIVISION................    608      10.48 to 10.63        6,400          1.29%       0.00% to 0.90%        (3.46)% to (2.92)%
LARGE CAP GROWTH FUND
  DIVISION................    632       5.17 to  5.51        3,323          0.00%       0.00% to 0.90%       (27.80)% to (27.14)%
SMALL CAP VALUE FUND
  DIVISION................    190      13.43 to 13.85        2,606          0.51%       0.00% to 0.90%         13.86% to 14.89%
SMALL CAP GROWTH FUND
  DIVISION................    229       7.07 to  7.50        1,641          0.00%       0.00% to 0.90%       (22.62)% to (21.91)%
INTERNATIONAL EQUITY FUND
  DIVISION................    437       5.88 to  6.24        2,642          0.14%       0.00% to 0.90%       (24.73)% to (24.06)%
EMERGING MARKETS EQUITY
  FUND DIVISION...........    208       5.36 to  6.07        1,170          0.00%       0.00% to 0.90%       (11.89)% to (11.08)%
CORE FIXED INCOME FUND
  DIVISION................    825      11.49 to 11.63        9,524          0.00%       0.00% to 0.90%          6.73% to 7.57%
HIGH YIELD BOND FUND
  DIVISION................    114      10.05 to 10.22        1,152          9.26%       0.00% to 0.90%          3.07% to 4.00%

                                    AS OF DECEMBER 31, 2001                       FOR THE YEAR ENDED DECEMBER 31, 2001
                            ----------------------------------------   ----------------------------------------------------------
                            UNITS     UNIT FAIR VALUE     NET ASSETS    INVESTMENT       EXPENSE RATIO**       TOTAL RETURN***
                            (000)   (LOWEST TO HIGHEST)     (000)      INCOME RATIO*   (LOWEST TO HIGHEST)   (LOWEST TO HIGHEST)
                            -----   -------------------   ----------   -------------   -------------------   --------------------
INTERNATIONAL FIXED INCOME
  FUND DIVISION...........     92        9.28 to 9.59          859          0.78%       0.00% to 0.90%        (6.16)% to (5.32)%
EMERGING MARKETS DEBT FUND
  DIVISION................     24      11.89 to 12.04          284         10.27%       0.00% to 0.90%         11.56% to 12.56%
JANUS MID-CAP FUND
  DIVISION................    848        4.63 to 4.70        3,944          0.00%       0.00% to 0.90%       (37.90)% to (37.32)%
T. ROWE PRICE LARGE CAP
  GROWTH FUND DIVISION....    258        8.45 to 8.58        2,197          0.01%       0.00% to 0.90%       (10.70)% to (9.90)%
T. ROWE PRICE SMALL CAP
  GROWTH FUND DIVISION....    160        7.96 to 8.08        1,280          0.00%       0.00% to 0.90%        (9.86)% to (9.03)%
ALGER EQUITY GROWTH SERIES
  FUND DIVISION...........    116        7.14 to 7.24          833          0.21%       0.00% to 0.90%       (12.79)% to (12.02)%
JANUS GROWTH FUND
  DIVISION................      9        7.77 to 7.78           70          0.00%       0.00% to 0.90%         10.67% to 10.92%
HARRIS OAKMARK MID-CAP
  FUND DIVISION...........    114      11.30 to 11.37        1,301          0.00%       0.00% to 0.90%         26.66% to 27.78%
PIMCO INNOVATIONS FUND
  DIVISION................      2        7.63 to 7.68           15          0.00%       0.00% to 0.90%         46.35% to 46.68%

---------------
  * These amounts represent the dividends, excluding distributions of capital gains, received by the divisions from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the division is affected by the timing of the declaration of dividends by the underlying fund in which the divisions invest.

 ** These ratios represent the annualized contract expenses of the separate account, consisting of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                            SCHEDULE OF INVESTMENTS
                               DECEMBER 31, 2001

                                                              NO. OF SHARES    MARKET VALUE
                                                              -------------    ------------
S & P 500 Index Fund Division
  General American Capital Company..........................    1,512,451      $74,014,429
Money Market Fund Division
  General American Capital Company..........................    1,826,972       40,980,438
Bond Index Fund Division
  General American Capital Company..........................      308,851        9,178,270
Managed Equity Fund Division
  General American Capital Company..........................      185,000        7,793,000
Asset Allocation Fund Division
  General American Capital Company..........................      282,899       12,410,604
International Index Fund Division
  General American Capital Company..........................      477,797        8,258,119
Mid-Cap Equity Fund Division
  General American Capital Company..........................      341,380        5,538,633
Small-Cap Equity Fund Division
  General American Capital Company..........................       89,261        4,695,030
Equity Income Fund Division
  Variable Insurance Products Fund..........................    1,062,152       24,163,967
Growth Fund Division
  Variable Insurance Products Fund..........................    1,472,739       49,498,764
Overseas Fund Division
  Variable Insurance Products Fund..........................      816,433       11,332,088
Asset Manager Fund Division
  Variable Insurance Products Fund II.......................      220,588        3,200,738
High Income Fund Division
  Variable Insurance Products Fund..........................      951,771        6,100,851
Mid Cap Portfolio Fund Division
  Variable Insurance Products Fund..........................      111,802        2,191,325
Worldwide Hard Assets Fund Division
  Van Eck Worldwide Insurance Trust.........................       32,509          347,520
Worldwide Emerging Markets Fund Division
  Van Eck Worldwide Insurance Trust.........................      100,241          815,958
Multi-Style Equity Fund Division
  Russell Insurance Funds...................................      652,125        7,721,161
Core Bond Fund Division
  Russell Insurance Funds...................................      316,247        3,203,580
Aggressive Equity Fund Division
  Russell Insurance Funds...................................      261,449        2,990,971
Non-US Fund Division
  Russell Insurance Funds...................................      279,322        2,413,341
Income & Growth Fund Division
  American Century Variable Portfolios......................      535,185        3,457,297
International Fund Division
  American Century Variable Portfolios......................      572,653        3,773,785


              See accompanying notes to the financial statements.

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                                                              NO. OF SHARES    MARKET VALUE
                                                              -------------    ------------
Value Fund Division
  American Century Variable Portfolios......................      245,338      $ 1,825,316
Bond Portfolio Fund Division
  J.P. Morgan Series Trust II...............................       94,502        1,097,165
Small Company Portfolio Fund Division
  J.P. Morgan Series Trust II...............................      236,648        3,128,484
Large Cap Value Fund Division
  SEI Insurance Products Trust..............................      626,874        6,400,384
Large Cap Growth Fund Division
  SEI Insurance Products Trust..............................      609,848        3,323,671
Small Cap Value Fund Division
  SEI Insurance Products Trust..............................      207,356        2,606,461
Small Cap Growth Fund Division
  SEI Insurance Products Trust..............................      217,599        1,636,346
International Equity Fund Division
  SEI Insurance Products Trust..............................      438,243        2,642,604
Emerging Markets Equity Fund Division
  SEI Insurance Products Trust..............................      210,997        1,168,921
Core Fixed Income Fund Division
  SEI Insurance Products Trust..............................      918,497        9,524,816
High Yield Bond Fund Division
  SEI Insurance Products Trust..............................      132,988        1,151,678
International Fixed Income Fund Division
  SEI Insurance Products Trust..............................       92,388          859,205
Emerging Markets Debt Fund Division
  SEI Insurance Products Trust..............................       28,377          284,050
Janus Mid-Cap Fund Division
  Metropolitan Series Fund, Inc.............................      268,317        3,933,524
T. Rowe Price Large Cap Growth Fund Division
  Metropolitan Series Fund, Inc.............................      188,644        2,195,816
T. Rowe Price Small Cap Growth Fund Division
  Metropolitan Series Fund, Inc.............................      105,180        1,249,538
Alger Equity Growth Series Fund Division
  New England Zenith Fund...................................       38,986          808,566
Janus Growth Fund Division
  Metropolitan Series Fund, Inc.............................        8,999           69,590
Harris Oakmark Mid-cap Fund Division
  New England Zenith Fund...................................        6,965        1,296,183
PIMCO Innovations Fund Division
  Metlife Investors Series Trust............................        2,490           15,414


              See accompanying notes to the financial statements.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder of
General American Life Insurance Company:

     We have audited the accompanying consolidated balance sheets of General American Life Insurance Company and Subsidiaries ("GALIC" or the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholder's equity and cash flows for each of the two years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of General American Life Insurance Company and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for each of the two years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

     As more fully discussed in Note 1 to the consolidated financial statements, the Company was acquired in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial statements for the periods subsequent to the acquisition are presented on a different basis of accounting than those for the period prior to the acquisition and, therefore, are not directly comparable.

DELOITTE & TOUCHE LLP
St. Louis, Missouri
April 12, 2002

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Member of
General American Life Insurance Company:

     We have audited the consolidated statements of operations, comprehensive income, stockholder equity, and cash flows of General American Life Insurance Company and subsidiaries for the year ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of the operations and the cash flows of General American Life Insurance Company and subsidiaries for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP
St. Louis, Missouri
February 4, 2000

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2000

                                                                 2001         2000
                                                              ----------   ----------
                                                               (DOLLARS IN MILLIONS,
                                                              EXCEPT PER SHARE DATA)
ASSETS
Investments:
  Fixed maturities available-for-sale, at fair value........   $ 9,299      $ 8,621
  Equity securities, at fair value..........................       110           29
  Mortgage loans on real estate.............................     1,334        1,504
  Real estate and real estate joint ventures................       115          120
  Policy loans..............................................     2,452        2,368
  Other limited partnership interests.......................        50           51
  Short-term investments....................................       164           56
  Other invested assets.....................................     1,202        1,004
                                                               -------      -------
          Total investments.................................    14,726       13,753
Cash and cash equivalents...................................       535          598
Accrued investment income...................................       172          189
Premiums and other receivables..............................     1,570        1,414
Deferred policy acquisition costs and value of business
  acquired..................................................     1,864        1,588
Other assets................................................       490          614
Separate account assets.....................................     6,716        6,948
                                                               -------      -------
          Total assets......................................   $26,073      $25,104
                                                               =======      =======
LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Future policy benefits....................................   $ 6,380      $ 6,101
  Policyholder account balances.............................     7,972        7,334
  Other policyholder funds..................................       863          959
  Policyholder dividends payable............................       123          134
  Long-term debt............................................       425          299
  Short-term debt...........................................         9           --
  Current income taxes payable..............................        57           19
  Deferred income taxes payable.............................       103           71
  Other liabilities.........................................     1,343        1,432
  Separate account liabilities..............................     6,716        6,948
                                                               -------      -------
          Total liabilities.................................    23,991       23,297
                                                               -------      -------
Commitments and Contingencies (Note 9)
Company-obligated mandatorily redeemable securities of
  subsidiary trusts.........................................       158           --
                                                               -------      -------
Stockholder's Equity:
  Common stock, $1.00 par value; 5,000,000 shares
     authorized; 3,000,000 shares issued and outstanding....         3            3
  Additional paid-in capital................................     1,707        1,674
  Retained earnings.........................................       140          111
  Accumulated other comprehensive income....................        74           19
                                                               -------      -------
          Total stockholder's equity........................     1,924        1,807
                                                               -------      -------
          Total liabilities and stockholder's equity........   $26,073      $25,104
                                                               =======      =======

          See accompanying Notes to Consolidated Financial Statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                                PREDECESSOR'S
                                                                                    BASIS
                                                                                -------------
                                                               2001     2000        1999
                                                              ------   ------   -------------
                                                                   (DOLLARS IN MILLIONS)
REVENUES
Premiums....................................................  $2,090   $1,950      $2,189
Universal life and investment-type product policy fees......     261      270         202
Net investment income.......................................   1,111    1,110       1,160
Other revenues..............................................     112      215         429
Net investment gains (losses) (net of amounts allocable to
  other accounts of $15 and $(28), and $8 respectively).....      12       50        (157)
                                                              ------   ------      ------
          Total revenues....................................   3,586    3,595       3,823
                                                              ------   ------      ------
EXPENSES
Policyholder benefits and claims............................   1,914    1,739       1,978
Interest credited to policyholder account balances..........     422      393         534
Policyholder dividends......................................     195      209         192
Other expenses (excludes amounts directly related to net
  investment gains (losses) of $15 and $(28), and $8
  respectively).............................................     958    1,081       1,352
                                                              ------   ------      ------
          Total expenses....................................   3,489    3,422       4,056
                                                              ------   ------      ------
Income (loss) before provision for income taxes.............      97      173        (233)
Provision (benefit) for income taxes........................      60       61         (84)
                                                              ------   ------      ------
Net income (loss)...........................................  $   37   $  112      $ (149)
                                                              ======   ======      ======

          See accompanying Notes to Consolidated Financial Statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                                  ACCUMULATED OTHER
                                                                             COMPREHENSIVE INCOME (LOSS)
                                                                      -----------------------------------------
                                                                                         FOREIGN      MINIMUM
                                              ADDITIONAL              NET UNREALIZED    CURRENCY      PENSION
                                     COMMON    PAID-IN     RETAINED     INVESTMENT     TRANSLATION   LIABILITY
PREDECESSOR'S BASIS                  STOCK     CAPITAL     EARNINGS   GAINS (LOSSES)   ADJUSTMENT    ADJUSTMENT   TOTAL
-------------------                  ------   ----------   --------   --------------   -----------   ----------   ------
                                                                    (DOLLARS IN MILLIONS)
Balance at January 1, 1999.........    $3       $   32      $1,242        $  88           $(33)         $(2)      $1,330
Capital contribution from parent...                 68                                                                68
Parent's share of subsidiary's
  issuance of non-voting stock.....                             25                                                    25
Dividends..........................                            (41)                                                  (41)
Comprehensive loss:
  Net loss.........................                           (149)                                                 (149)
  Other comprehensive loss:
    Unrealized investment losses,
      net of related offsets,
      reclassification adjustments
      and income taxes.............                                        (334)                                    (334)
    Foreign currency translation
      adjustments..................                                                         13                        13
                                                                                                                  ------
    Other comprehensive loss.......                                                                                 (321)
                                                                                                                  ------
  Comprehensive loss...............                                                                                 (470)
                                                                                                                  ------
Balance at December 31, 1999.......    $3       $  100      $1,077        $(246)          $(20)         $(2)      $  912
                                       ==       ======      ======        =====           ====          ===       ======
Balance at January 1, 2000.........    $3       $1,332      $   --        $  --           $ --          $--       $1,335
Capital contribution from parent...                342                                                               342
Dividends..........................                             (1)                                                   (1)
Comprehensive income:
  Net income.......................                            112                                                   112
  Other comprehensive income:
    Unrealized investment income,
      net of related offsets,
      reclassification adjustments
      and income taxes.............                                          29                                       29
    Foreign currency translation
      adjustments..................                                                        (10)                      (10)
                                                                                                                  ------
    Other comprehensive income.....                                                                                   19
                                                                                                                  ------
  Comprehensive income.............                                                                                  131
                                       --       ------      ------        -----           ----          ---       ------
Balance at December 31, 2000.......     3        1,674         111           29            (10)          --        1,807
  Dividends........................                             (8)                                                   (8)
  Parents share of subsidiary's
    capital stock transactions.....                 33                                                                33
Comprehensive income:
  Net income.......................                             37                                                    37
  Other comprehensive Income:
    Unrealized investment income,
      net of related offsets,
      reclassification adjustments
      and income taxes.............                                          53                                       53
    Foreign currency translation
      adjustments..................                                                          2                         2
                                                                                                                  ------
    Other comprehensive income.....                                                                                   55
                                                                                                                  ------
  Comprehensive income.............                                                                                   92
                                       --       ------      ------        -----           ----          ---       ------
Balance at December 31, 2001.......    $3       $1,707      $  140        $  82           $ (8)         $--       $1,924
                                       ==       ======      ======        =====           ====          ===       ======

          See accompanying Notes to Consolidated Financial Statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                                  PREDECESSOR'S
                                                                                      BASIS
                                                                                  -------------
                                                               2001      2000         1999
                                                              -------   -------   -------------
                                                                    (DOLLARS IN MILLIONS)
Cash flows from operating activities
Net income (loss)...........................................  $    37   $   112      $  (149)
  Adjustments to reconcile net income to net cash (used in)
     provided by operating activities:
     Non-cash reconciling items:
       Depreciation and amortization expenses...............      (35)      119          (27)
       Losses (gains) from sales of investments and
          businesses, net...................................        3       (79)         201
       Interest credited to other policyholder account
          balances..........................................      422       393          534
       Universal life and investment-type product policy
          fees..............................................     (261)     (270)        (183)
     Change in assets and liabilities:
       Premiums and other receivables.......................     (163)       95          342
       Deferred policy acquisition costs, net...............     (283)     (233)        (166)
       Insurance related liabilities........................      172        57          517
       Income taxes payable.................................       35       169         (372)
       Other liabilities....................................      (19)      141          257
       Other, net...........................................      (13)      (71)         210
                                                              -------   -------      -------
Net cash (used in) provided by operating activities.........     (105)      433        1,164
                                                              -------   -------      -------
Cash flows from investing activities
  Sales, maturities and repayments of:
     Fixed maturities.......................................    2,314     1,999       11,215
     Equity securities......................................       44        --           10
     Mortgage loans on real estate..........................      241       237        1,443
     Real estate and real estate joint ventures.............        8        36           35
     Other limited partnership interests....................        6        11           --
  Purchases of:
     Fixed maturities.......................................   (2,888)   (3,726)      (8,111)
     Equity securities......................................      (93)      (21)         (19)
     Mortgage loans on real estate..........................      (93)     (163)        (800)
     Real estate and real estate joint ventures.............      (13)      (12)         (58)
  Net change in short-term investments......................     (108)      231          (91)
  Net change in policy loans................................      (84)     (124)         (93)
  Proceeds from sales of business...........................       68        94           66
  Other, net................................................     (155)     (116)        (398)
                                                              -------   -------      -------
Net cash (used in) provided by investing activities.........  $  (753)  $(1,554)     $ 3,199
                                                              -------   -------      -------

          See accompanying Notes to Consolidated Financial Statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                               2001      2000      1999
                                                              -------   -------   -------
                                                                 (DOLLARS IN MILLIONS)
Cash flows from financing activities
  Policyholder account balances:
     Deposits...............................................  $ 1,528   $ 2,216   $ 1,060
     Withdrawals............................................   (1,051)   (1,777)   (5,247)
  Short-term debt, net......................................        9        --        --
  Long-term debt issued.....................................      126        92        --
  Long-term debt repaid.....................................       --        (9)       (1)
  Net proceeds from issuance of company-obligated
     mandatorily redeemable securities......................      191        --        --
  Dividends paid............................................       (8)       (1)       --
  Capital contribution from parent..........................       --       319       129
  Other, net................................................       --        --       (17)
                                                              -------   -------   -------
Net cash provided by (used in) financing activities.........      795       840    (4,076)
                                                              -------   -------   -------
Change in cash and cash equivalents.........................      (63)     (281)      287
Cash and cash equivalents, beginning of period..............      598       879       592
                                                              -------   -------   -------
Cash and cash equivalents, end of period....................  $   535   $   598   $   879
                                                              =======   =======   =======
Supplemental disclosures of cash flow information:
Cash paid (refunded) during the period for:
     Interest...............................................  $    58   $    20   $    18
                                                              =======   =======   =======
     Income taxes...........................................  $    38   $   (68)  $    77
                                                              =======   =======   =======
     Contribution of an affiliate to a subsidiary...........  $    --   $    27   $    --
                                                              =======   =======   =======

          See accompanying Notes to Consolidated Financial Statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2001, 2000 AND 1999

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

     The consolidated financial statements include the assets, liabilities, and results of operations of General American Life Insurance Company ("General American" or the "Company") and the following wholly owned insurance subsidiaries: Cova Corporation ("COVA"), an insurance holding company, Paragon Life Insurance Company, Security Equity Life Insurance Company, General Life Insurance Company ("GLIC"), and its 48.9% owned subsidiary, Reinsurance Group of America, Incorporated ("RGA"), an insurance holding company. In addition, the financial statements include the assets, liabilities, and results of operations of the following wholly owned non-insurance subsidiaries: White Oak Royalty Company, Krisman, Inc., GM Marketing, Incorporated (formerly known as GenMark, Inc.) and GenAmerica Management Corporation ("GAMCO"). The financial statements also include the assets, liabilities and results of operations of Conning Corporation ("Conning"), Navisys, Incorporated ("Navisys") and Consultec, LLC through the dates of sale of these entities, as more fully described in Note 10.

     The Company's principal lines of business, conducted through General American or one of its subsidiaries, are: individual life insurance, institutional, annuities, and reinsurance. The Company distributes its products and services primarily through a nationwide network of general agencies, and independent brokers. The Company and its subsidiaries are licensed to conduct business in all fifty states, ten Canadian provinces, Puerto Rico, and the District of Columbia. Through its subsidiaries, the Company has operations in Europe, Pacific Rim countries, Latin America, and Africa.

ACQUISITION BY METLIFE

     On January 6, 2000, Metropolitan Life Insurance Company ("MetLife") headquartered in New York, purchased 100% of the GenAmerica Financial Corporation ("GenAmerica"), the Company's Parent, for $1.2 billion in cash. GenAmerica operates as a wholly owned stock subsidiary of MetLife. The $1.2 billion purchase price was paid to GenAmerica's parent company, General American Mutual Holding Company ("GAMHC") and deposited in an account for the benefit of the Company's policyholders. Ultimately, these funds, minus adjustments, will be distributed to participating General American policyholders, with accumulated interest and GAMHC will be dissolved.

     The acquisition of GenAmerica by MetLife was accounted for under the purchase method of accounting. The purchase price was allocated to the assets and liabilities acquired based upon the fair market value of such assets and liabilities at the date of acquisition. The Company allocated the purchase price to the net assets on January 1, 2000, as a convenience date. These allocations have been reflected in the January 1, 2000 balance in the Consolidated Balance Sheets and Statements of Stockholder's Equity. This purchase resulted in the creation of goodwill and intangible assets totaling $1,517 million, which is being amortized between 2 and 30 years.

     As a result of the acquisition, the consolidated financial statements for periods subsequent to the acquisition have different carrying values than those for the period prior to the acquisition and, therefore, are not directly comparable. For the period prior to the date of acquisition, the presentation is referred to as the "Predecessor Basis".

     On August 10, 1999, at management's request, the Missouri Department of Insurance (the "Department") placed the GAMHC under an order of administrative supervision (the "Order"). The immediate cause of the Order was the Company's inability to immediately satisfy approximately $4 billion in institutional funding agreement contract surrenders. The funding agreements guaranteed the holder a return on principal at a stated interest rate for a specified period of time.

     In connection with the acquisition, MetLife offered each holder of a General American funding agreement the option to exchange its funding agreement for a MetLife funding agreement with substantially identical terms and

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2000 AND 1999

conditions or receive cash equal to the principal amount plus accrued interest. In consideration of this exchange offer, the Company transferred to MetLife assets having a market value equal to the market value of the funding agreement liabilities, approximately $5.7 billion. As a result of its efforts to raise liquidity to meet the funding agreement requests and the transfer of assets to MetLife, the Company incurred approximately $215 million in pretax capital losses. In addition to the capital losses, the Company incurred $141 million in fees associated with the recapture and transfer of the funding agreement business. With the transfer, the Company fully exited the funding agreement business.

     On November 23, 1999, RGA completed a private placement of securities in which it sold 4,784,689 shares of its common stock, $0.01 par value per share to MetLife. The price per share was $26.125, and the aggregate value of the transaction was approximately $125 million. After the private offering, the Company's ownership percentage was 48.9%.

BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of partnerships and joint ventures in which the Company has a majority voting interest or general partner interest with limited removal rights by limited partners. Intercompany accounts and transactions have been eliminated. The Company continues to consolidate the financial statements of RGA even though its ownership percentage has declined to below 50% since the Company has retained control of RGA through a majority representation on RGA's Board of Directors during 2001, 2000, and 1999.

     In October 2001, GenAmerica contributed the common stock in GAMCO, which had a value of $37 million, to General American. The consolidated financial statements have been restated as if this transfer took place January 1, 1999.

     The Company uses the equity method to account for its investments in real estate joint ventures and other limited partnership interests in which it does not have a controlling interest, but has more than a minimal interest.

     Minority interest related to consolidated entities included in other liabilities was $504 million and $494 million at December 31, 2001 and 2000, respectively.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The significant accounting policies and related judgments underlying the Company's consolidated financial statements are summarized below. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies are common in the insurance and financial services industries; others are specific to the Company's businesses and operations.

INVESTMENTS

     The Company's principal investments are in fixed maturities, mortgage loans and real estate, all of which are exposed to three primary sources of investment risk: credit, interest rate and market valuation. The financial statement risks are those associated with the recognition of income, impairments and the determination of fair values. In addition, the earnings on certain investments are dependent upon market conditions which could result in prepayments and changes in amounts to be earned due to changing interest rates or equity markets.

     The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value. Unrealized investment gains and losses on securities are recorded as a separate component of

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2000 AND 1999

other comprehensive income (loss), net of deferred income taxes. The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other than temporary. These adjustments are recorded as investment losses. Investment gains and losses on sales of securities are determined on a specific identification basis. All security transactions are recorded on a trade date basis.

     Mortgage loans on real estate are stated at amortized cost, net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Valuation allowances are included in net investment gains and losses and are based upon the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value if the loan is collateral dependent. Interest income earned on impaired loans is accrued on the net carrying value amount of the loan based on the loan's effective interest rate. However, interest ceases to be accrued for loans on which interest is more than 60 days past due.

     Real estate, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 40 years). Cost is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Impaired real estate is written down to estimated fair value with the impairment loss being included in net realized investment gains (losses). Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired in satisfaction of debt is recorded at estimated fair value at the date of foreclosure. Valuation allowances on real estate held-for-sale are computed using the lower of depreciated cost or estimated fair value, net of disposition costs.

     Policy loans are stated at unpaid principal balances.

     Short-term investments are stated at amortized cost, which approximates fair value.

     Funds withheld represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. For agreements written on a modified coinsurance basis and certain agreements written on a coinsurance basis, assets equal to the net statutory reserves are withheld and legally owned by the ceding company. Interest accrues to these funds withheld at rates defined by the treaty terms.

DERIVATIVE INSTRUMENTS

     The Company uses derivative instruments to manage risk through one of four principal risk management strategies: the hedging of liabilities, invested assets, portfolios of assets or liabilities and anticipated transactions. Additionally, the Company enters into income generation and replication derivative transactions as permitted by its derivatives use plan that was approved by the Missouri State Insurance Department (the "Department"). The Company's derivative hedging strategy employs a variety of instruments, including financial futures, financial forwards, interest rate, credit and foreign currency swaps, foreign exchange contracts, and options, including caps and floors.

     On the date the Company enters into a derivative contract, management designates the derivative as a hedge of the identified exposure (fair value, cash flow or foreign currency). If a derivative does not qualify as a hedge, according to Statement of Financial Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended ("SFAS 133"), the derivative is recorded at fair value and changes in its fair value are reported in net investment gains or losses.

     The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the asset, liability, firm commitment, or forecasted transaction that has been

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2000 AND 1999

designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy. The Company generally determines hedge effectiveness based on total changes in fair value of a derivative instrument. The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item, (ii) the derivative expires or is sold, terminated, or exercised, (iii) the derivative is designated as a hedge instrument, (iv) it is probable that the forecasted transaction will not occur, (v) a hedged firm commitment no longer meets the definition of a firm commitment, or (vi) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

     The Company designates and accounts for the following as cash flow hedges, when they have met the effectiveness requirements of SFAS 133: (i) various types of interest rate swaps to convert floating rate investments to fixed rate investments, (ii) receive U.S. dollar fixed on foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments, (iii) foreign currency forwards to hedge the exposure of future payments or receipts in foreign currencies, and (iv) other instruments to hedge the cash flows of various other anticipated transactions. For all qualifying and highly effective cash flow hedges, the effective portion of changes in fair value of the derivative instrument is reported in other comprehensive income or loss. The ineffective portion of changes in fair value of the derivative instrument is reported in net investment gains or losses. Hedged forecasted transactions, other than the receipt or payment of variable interest payments, are not expected to occur more than 12 months after hedge inception.

     The Company designates and accounts for the following as fair value hedges when they have met the effectiveness requirements of SFAS 133: (i) various types of interest rate swaps to convert fixed rate investments to floating rate investments, (ii) receive U.S. dollar floating on foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments, and (iii) other instruments to hedge various other fair value exposures of investments. For all qualifying and highly effective fair value hedges, the changes in fair value of the derivative instrument are reported as net investment gains or losses. In addition, changes in fair value attributable to the hedged portion of the underlying instrument are reported in net investment gains and losses.

     When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the derivative continues to be carried on the consolidated balance sheet at its fair value, but the hedged asset or liability will no longer be adjusted for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheet at its fair value, and any asset or liability that was recorded pursuant to recognition of the firm commitment is removed from the consolidated balance sheet and recognized as a net investment gain or loss in the current period. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative continues to be carried on the consolidated balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income or loss are recognized immediately in net investment gains or losses. When the hedged forecasted transaction is no longer probable, but is reasonably possible, the accumulated gain or loss remains in other comprehensive income or loss and is recognized when the transaction affects net income or loss; however, prospective hedge accounting for the transaction is terminated. In all other situations in which hedge accounting is discontinued, the derivative is carried at its fair value on the consolidated balance sheet, with changes in its fair value recognized in the current period as net investment gains or losses.

     The Company may enter into contracts that are not themselves derivative instruments but contain embedded derivatives. For each contract, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to those of the host contract and determines whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. If it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2000 AND 1999

to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and accounted for as a stand-alone derivative. Such embedded derivatives are recorded on the consolidated balance sheet at fair value and changes in their fair value are recorded currently in net investment gains or losses. If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the consolidated balance sheet at fair value, with changes in fair value recognized in the current period as net investment gains or losses.

CASH AND CASH EQUIVALENTS

     The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets. Estimated lives range from ten to 40 years for leasehold improvements and three to 15 years for all other property and equipment. Accumulated depreciation of property and equipment and accumulated amortization on leasehold improvements was $19 million and $21 million at December 31, 2001 and 2000, respectively.

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a three-year period using the straight-line method. Accumulated amortization of capitalized software was $28 million and $46 million at December 31, 2001 and 2000, respectively.

POLICY AND CONTRACT CLAIMS

     The Company establishes a liability for unpaid claims based on estimates of the ultimate cost of claims incurred, which is comprised of aggregate case basis estimates, average claim costs for reported claims, and estimates of incurred but not reported losses based on past experience. Policy and contract claims include a provision for both life and accident and health claims. Management believes the liabilities for unpaid claims are adequate to cover the ultimate liability; however, due to the underlying risks and the high degree of uncertainty associated with the determination of the liability for unpaid claims, the amounts which will ultimately be paid to settle these liabilities cannot be precisely determined and may vary from the estimated amount included in the consolidated balance sheets.

DEFERRED POLICY ACQUISITION COSTS

     The costs of acquiring new insurance business that vary with, and are primarily related to, the production of new business are deferred. Such costs, which consist principally of commissions and policy issue expenses, are amortized with interest over the expected life of the contract for participating traditional life, universal life and investment-type products. Generally, deferred policy acquisition costs are amortized in proportion to the present value of estimated gross margins or profits from investment, mortality, expense margins and surrender charges. Interest rates are based on rates in effect at the inception or acquisition of the contracts. Actual gross margins or profits can vary from management's estimates resulting in increases or decreases in the rate of amortization. Management periodically updates these estimates and evaluates the recoverability of deferred policy acquisition costs. When appropriate, management revises its assumptions of the estimated gross margins or profits of these

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2000 AND 1999

contracts, and the cumulative amortization is re-estimated and adjusted by a cumulative charge or credit to current operations.

     Deferred policy acquisition costs for non-participating traditional life, non-medical health and annuity policies with life contingencies are amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are made at the date of policy issuance or acquisition and are consistently applied during the lives of the contracts. Deviations from estimated experience are included in operations when they occur. For these contracts, the amortization period is typically the estimated life of the policy.

     Deferred policy acquisition costs related to internally replaced contracts are expensed at date of replacement.

     Value of business acquired, included as part of deferred policy acquisition costs, represents the present value of future profits generated from existing insurance contracts in force at the date of acquisition and is amortized over the expected policy or contract duration in relation to the present value of estimated gross profits from such policies and contracts.

     Information regarding deferred policy acquisition costs, including value of business acquired, is as follows:

                                                                YEARS ENDED DECEMBER 31,
                                                          -------------------------------------
                                                                                  PREDECESSOR'S
                                                                                      BASIS
                                                                                  -------------
                                                            2001        2000          1999
                                                          ---------   ---------   -------------
                                                          (DOLLARS IN MILLIONS)
Balance at January 1....................................   $1,588      $1,566        $  774
Capitalization of policy acquisition costs..............      610         446           325
                                                           ------      ------        ------
          Total.........................................    2,198       2,012         1,099
                                                           ------      ------        ------
Amortization allocated to:
  Net investment (losses) gains.........................      (15)         28            (8)
  Unrealized investment (losses) gains..................        7          59          (342)
  Other expenses........................................      342         337           162
                                                           ------      ------        ------
          Total amortization............................      334         424          (188)
                                                           ------      ------        ------
Balance at December 31..................................   $1,864      $1,588        $1,287
                                                           ======      ======        ======

     Amortization of deferred policy acquisition costs, including value of business acquired, is allocated to (a) investment gains and losses to provide consolidated statement of income information regarding the impact of such gains and losses on the amount of the amortization, (b) unrealized investment gains and losses to provide information regarding the amount of deferred policy acquisition costs, including value of business acquired, that would have been amortized if such gains and losses had been realized and (c) other expenses to provide amounts related to the gross margins or profits originating from transactions other than investment gains and losses.

     Investment gains and losses related to certain products have a direct impact on the amortization of deferred policy acquisition costs, including value of business acquired. Presenting investment gains and losses net of related amortization of deferred policy acquisition costs provides information useful in evaluating the operating performance of the Company. This presentation may not be comparable to presentations made by other insurers.

GOODWILL

     The excess of cost over the fair value of net assets acquired ("goodwill") is included in other assets. Goodwill is amortized on a straight-line basis over of 20 years. The Company reviews goodwill to assess recoverability from

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2000 AND 1999

future operations using undiscounted cash flows. Impairments are recognized in operating results when permanent diminution in value was deemed to have occurred.

                                                              YEARS ENDED
                                                              DECEMBER 31
                                                              -----------
                                                              2001   2000
                                                              ----   ----
                                                              (DOLLARS IN
                                                               MILLIONS)
Net Balance at January 1....................................  $257   $289
Amortization................................................   (15)   (17)
Dispositions................................................   (42)   (15)
                                                              ----   ----
Net Balance at December 31..................................  $200   $257
                                                              ====   ====

                                                              DECEMBER 31
                                                              -----------
                                                              2001   2000
                                                              ----   ----
                                                              (DOLLARS IN
                                                               MILLIONS)
Accumulated Amortization....................................  $32    $17
                                                              ===    ===

     See "--Application of Accounting Pronouncements" below regarding changes in amortization and impairment testing effective January 1, 2002.

FUTURE POLICY BENEFITS AND POLICYHOLDER ACCOUNT BALANCES

     Future policy benefit liabilities for participating traditional life insurance policies are equal to the aggregate of (i) net level premium reserves for death and endowment policy benefits (calculated based upon the nonforfeiture interest rate, ranging from 2% to 8%, and mortality rates guaranteed in calculating the cash surrender values described in such contracts), (ii) the liability for terminal dividends and (iii) premium deficiency reserves, which are established when the liabilities for future policy benefits plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses after deferred policy acquisition costs are written off.

     Future policy benefit liabilities for traditional annuities are equal to accumulated contractholder fund balances during the accumulation period and the present value of expected future payments after annuitization. Interest rates used in establishing such liabilities range from 3% to 8%. Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rates used in establishing such liabilities range from 3% to 6%.

     Policyholder account balances for universal life and investment-type contracts are equal to the policy account values, which consist of an accumulation of gross premium payments plus credited interest, ranging from 3% to 16%, less expenses, mortality charges and withdrawals.

RECOGNITION OF INSURANCE REVENUE AND RELATED BENEFITS

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due. Benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

     Deposits related to universal life and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality,

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2000 AND 1999

policy administration and surrender charges. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

POLICYHOLDER DIVIDENDS

     Policyholder dividends are approved annually by the boards of directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as management's judgment as to the appropriate level of statutory surplus to be retained by the insurance companies.

PARTICIPATING BUSINESS

     Participating business represented approximately 80% and 87% of the Company's life insurance in-force, and 75% and 78% of the number of life insurance policies in-force, at December 31, 2001 and 2000, respectively. Participating policies represented 80%, 82%, and 86% of the gross life insurance premiums for the years ended December 31, 2001, 2000, and 1999, respectively. The percentages indicated are calculated excluding the business of the reinsurance line of business.

INCOME TAXES

     The Company and its includable life insurance file a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Non-includable subsidiaries file either separate tax returns or separate consolidated tax returns. The future tax consequences of temporary differences between financial reporting and tax basis of assets and liabilities are measured at the balance sheet dates and are recorded as deferred income tax assets and liabilities.

REINSURANCE

     The Company has reinsured certain of its life insurance contracts with other insurance companies under various agreements. Amounts due from reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Policy and contract liabilities are reported gross of reinsurance credits. Deferred policy acquisition costs are reduced by amounts recovered under reinsurance contracts. Amounts received from reinsurers for policy administration are reported as offsets to other expenses.

     The Company assumes and retrocedes financial reinsurance contracts, which represent low mortality risk reinsurance treaties. These contracts are reported as deposits and are included in other assets/liabilities. The amount of revenue reported on these contracts represents fees and the cost of insurance under the terms of the reinsurance agreement.

SEPARATE ACCOUNTS

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Investments (stated at estimated fair value) and liabilities of the separate accounts are reported separately as assets and liabilities. Deposits to separate accounts, investment income and recognized and unrealized gains and losses on the investments of the separate accounts accrue directly to contractholders, and, accordingly, are not reflected in the Company's consolidated statements of income and cash flows. Mortality, policy administration and surrender charges to all separate accounts are included in revenues.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2000 AND 1999

FOREIGN CURRENCY TRANSLATION

     Balance sheet accounts of foreign operations are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The local currencies of foreign operations are the functional currencies unless the local economy is highly inflationary. Translation adjustments are charged or credited directly to other comprehensive income or loss. Gains and losses from foreign currency transactions are reported in earnings.

APPLICATION OF ACCOUNTING PRONOUNCEMENTS

     Effective January 1, 2001, the Company adopted SFAS 133 which established new accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The effect of the adoption of SFAS 133, as of January 1, 2001, had no material impact on other comprehensive income or on net income. The FASB continues to issue additional guidance relating to the accounting for derivatives under SFAS 133, which may result in further adjustments to the Company's treatment of derivatives in subsequent accounting periods.

     Effective April 1, 2001, the Company adopted certain additional accounting and reporting requirements of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities -- a replacement of FASB Statement No. 125, relating to the derecognition of transferred assets and extinguished liabilities and the reporting of servicing assets and liabilities. The adoption of these requirements had no material impact on the Company's consolidated financial statements.

     Effective April 1, 2001, the Company adopted Emerging Issues Task Force Issue No. 99-20, Recognition of Interest Income and Impairment on Certain Investments ("EITF 99-20"). This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to apply specific evaluation methods to these securities for an other-than-temporary decline in value. The adoption of EITF 99-20 had no material impact on the Company's consolidated financial statements.

     In June 2001, the FASB issued SFAS No. 141, Business Combinations("SFAS 141"), and SFAS No. 142, Goodwill and Other Intangible Assets("SFAS 142"). SFAS 141, which was generally effective July 1, 2001, requires the purchase method of accounting for all business combinations and separate recognition of intangible assets apart from goodwill if such intangible assets meet certain criteria. SFAS 142, effective for fiscal years beginning after December 15, 2001, eliminates the systematic amortization and establishes criteria for measuring the impairment of goodwill and certain other intangible assets by reporting unit. Amortization of goodwill and other intangible assets was $15 million and $17 million for the years ended December 31, 2001 and 2000, respectively. These amounts are not necessarily indicative of the amortization that will not be recorded in future periods in accordance with SFAS 142. The Company is in the process of developing a preliminary estimate of the impact of the adoption of SFAS 142 but has not yet finalized the effect, if any, on its consolidated financial statements. The Company has determined that there will be no significant reclassifications between goodwill and other intangible asset balances and no significant impairment of other intangible assets as of January 1, 2002. The Company will complete the impairment requirements by December 31, 2002.

     In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 provides a single model for accounting for long-lived assets to be disposed of by superceding SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("SFAS 121"), and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions ("APB 30"). Under SFAS 144, discontinued operations are measured at the lower of carrying value or fair value less costs to sell rather than on a net realizable value basis. Future operating losses relating to discontinued operations also are no longer recognized

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2000 AND 1999

before they occur. SFAS 144 broadens the definition of a discontinued operation to include a component of an entity (rather than a segment of a business). SFAS 144 also requires long-lived assets to be disposed of other than by sale to be considered held and used until disposed. SFAS 144 retains the basic provisions of (i) APB 30 regarding the presentation of discontinued operations in the statements of income, (ii) SFAS 121 relating to recognition and measurement of impaired long-lived assets (other than goodwill) and (iii) SFAS 121 relating to the measurement of long-lived assets classified as held for sale. SFAS 144 must be adopted beginning January 1, 2002. The adoption of SFAS 144 by the Company did not have a material impact on the Company's consolidated financial statements at the date of adoption.

     Effective October 1, 2000, the Company adopted SAB No. 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 summarizes certain of the Securities and Exchange Commission's views in applying GAAP to revenue recognition in financial statements. The requirements of SAB 101 did not have a material effect on the Company's consolidated financial statements.

     Effective January 1, 2000, the Company adopted Statement of Position 98-7, Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk ("SOP 98-7"). SOP 98-7 provides guidance on the method of accounting for insurance and reinsurance contracts that do not transfer insurance risk, defined in the SOP as the deposit method. SOP 98-7 classifies insurance and reinsurance contracts for which the deposit method is appropriate into those that (i) transfer only significant timing risk, (ii) transfer only significant underwriting risk, (iii) transfer neither significant timing nor underwriting risk and (iv) have an indeterminate risk. Adoption of SOP 98-7 did not have a material effect on the Company's consolidated financial statements.

     The FASB is currently deliberating the issuance of an interpretation of SFAS No. 94, Consolidation of All Majority-Owned Subsidiaries, to provide additional guidance to assist companies in identifying and accounting for Special Purpose Entities ("SPE's"), including when SPE's should be consolidated by the investor. The interpretation would introduce a concept that consolidation would be required by the primary beneficiary of the activities of an SPE unless the SPE can meet certain substantive independent economic substance criteria. It is not possible to determine at this time what conclusions will be included in the final interpretation; however, the result could impact the accounting treatment of these entities.

     The FASB is currently deliberating the issuance of a proposed statement that would amend SFAS No. 133. The proposed statement will address and resolve certain pending Derivatives Implementation Group ("DIG") issues. The outcome of the pending DIG issues and other provisions of the statement could impact the Company's accounting for beneficial interest, loan commitments and other transactions deemed to be derivatives under the new statement. The Company's accounting for such transactions is currently based on management's best interpretation of the accounting literature as of April 12, 2002.

RECLASSIFICATION

     Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the 2001 presentation.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2000 AND 1999

2.  INVESTMENTS

FIXED MATURITIES AND EQUITY SECURITIES

     Fixed maturities and equity securities at December 31, 2001 were as follows:

                                                                            GROSS
                                                              COST OR    UNREALIZED
                                                             AMORTIZED   -----------   ESTIMATED
                                                               COST      GAIN   LOSS   FAIR VALUE
                                                             ---------   ----   ----   ----------
                                                                    (DOLLARS IN MILLIONS)
Fixed Maturities:
  Bonds:
     U.S. Treasury securities and obligations of U.S.
       government corporations and agencies................   $  197     $  3   $  3     $  197
     States and political subdivisions.....................        1       --     --          1
     Foreign governments...................................      760       81     23        818
     Corporate.............................................    4,458      176     90      4,544
     Mortgage- and asset-backed securities.................    2,795       81     64      2,812
     Other.................................................      932       38     43        927
                                                              ------     ----   ----     ------
     Total fixed maturities................................   $9,143     $379   $223     $9,299
                                                              ======     ====   ====     ======
Equity Securities:
  Common stocks............................................   $   19     $  9   $  1     $   27
  Nonredeemable preferred stocks...........................       82        1     --         83
                                                              ------     ----   ----     ------
     Total equity securities...............................   $  101     $ 10   $  1     $  110
                                                              ======     ====   ====     ======

     Fixed maturities and equity securities at December 31, 2000 were as follows:

                                                                            GROSS
                                                              COST OR    UNREALIZED
                                                             AMORTIZED   -----------   ESTIMATED
                                                               COST      GAIN   LOSS   FAIR VALUE
                                                             ---------   ----   ----   ----------
                                                                    (DOLLARS IN MILLIONS)
Fixed Maturities:
  Bonds:
     U.S. Treasury securities and obligations of U.S.
       government corporations and agencies................   $   67     $  3   $ --     $   70
     Foreign governments...................................      874       91     41        924
     Corporate.............................................    4,344      106    161      4,289
     Mortgage- and asset-backed securities.................    2,373       96     34      2,435
     Other.................................................      896       31     24        903
                                                              ------     ----   ----     ------
     Total fixed maturities................................   $8,554     $327   $260     $8,621
                                                              ======     ====   ====     ======
Equity Securities:
  Common stocks............................................   $   34     $  3   $  8     $   29
                                                              ======     ====   ====     ======

     The Company held fixed maturities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $438 million and $393 million at December 31, 2001 and 2000, respectively. Non-income producing fixed maturities were insignificant.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2000 AND 1999

     The cost or amortized cost and estimated fair value of bonds at December 31, 2001, by contractual maturity date, are shown below:

                                                               COST OR
                                                              AMORTIZED   ESTIMATED
                                                                COST      FAIR VALUE
                                                              ---------   ----------
                                                              (DOLLARS IN MILLIONS)
Due in one year or less.....................................   $  208       $  212
Due after one year through five years.......................    1,409        1,448
Due after five years through ten years......................    1,853        1,892
Due after ten years.........................................    2,878        2,935
                                                               ------       ------
          Total.............................................    6,348        6,487
Mortgage- and asset-backed securities.......................    2,795        2,812
                                                               ------       ------
          Total bonds.......................................   $9,143       $9,299
                                                               ======       ======

     Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

     Sales of securities classified as available-for-sale were as follows:

                                                                   YEARS ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2001        2000
                                                              ---------   ---------
                                                              (DOLLARS IN MILLIONS)
Proceeds....................................................   $2,293      $1,167
Gross realized gains........................................      111          72
Gross realized losses.......................................      104          58

     Gross investment losses above exclude writedowns recorded during 2001, 2000 and 1999 for other than temporarily impaired available-for-sale securities of $52 million, $41 million and $68 million, respectively.

     Excluding investments in U.S. Treasury securities and obligations of U.S. government corporations and agencies, the Company is not exposed to any significant concentration of credit risk in its fixed maturities portfolio.

ASSETS ON DEPOSIT AND HELD IN TRUST

     The Company had investment assets on deposit with regulatory agencies with a fair market value of $ 305 million and $371 million at December 31, 2001 and 2000, respectively. The Company's securities held in trust to satisfy collateral requirements had an amortized cost of $1,218 million and $1,234 million at December 31, 2001 and 2000, respectively.

MORTGAGE LOANS ON REAL ESTATE

     Mortgage loans on real estate were categorized as follows:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2001        2000
                                                              ---------   ---------
                                                              (DOLLARS IN MILLIONS)
Commercial mortgage loans...................................   $1,359      $1,512
Less: Valuation allowances..................................       25           8
                                                               ------      ------
     Mortgage loans.........................................   $1,334      $1,504
                                                               ======      ======

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2000 AND 1999

     Mortgage loans on real estate are collateralized by properties primarily located throughout the United States. At December 31, 2001, approximately 18%, 9% and 9% of the properties were located in California, Texas and Georgia, respectively. Generally, the Company (as the lender) requires that a minimum of one-fourth of the purchase price of the underlying real estate be paid by the borrower.

     Changes in mortgage loan valuation allowances were as follows:

                                                                   YEARS ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                               2001          2000
                                                              -------       -------
                                                              (DOLLARS IN MILLIONS)
Balance at January 1........................................    $ 8           $7
Additions...................................................     21            1
Deductions for writedowns and dispositions..................     (4)          --
                                                                ---           --
Balance at December 31......................................    $25           $8
                                                                ===           ==

     A portion of the Company's mortgage loans on real estate was impaired and consisted of the following:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                               2001          2000
                                                              -------       -------
                                                              (DOLLARS IN MILLIONS)
Impaired mortgage loans with valuation allowances...........   $122           $76
Impaired mortgage loans without valuation allowances........     11            25
                                                               ----           ---
          Total.............................................    133           101
Less: Valuation allowances..................................     25             8
                                                               ----           ---
     Impaired mortgage loans................................   $108           $93
                                                               ====           ===

     The average investment in impaired mortgage loans on real estate was $57 million, $78 million and $75 million for the years ended December 31, 2001, 2000 and 1999, respectively. Interest income on impaired mortgage loans was $10 million, $7 million and $4 million for the years ended December 31, 2001, 2000 and 1999, respectively.

     The investment in restructured mortgage loans on real estate was $9 million and $15 million at December 31, 2001 and 2000, respectively. There was no gross interest income that would have been recorded in accordance with the original terms of such loans for the years ended December 31, 2001, and 2000, respectively.

     Mortgage loans on real estate with scheduled payments of 60 days or more past due or in foreclosure had an amortized cost of $11 million and $9 million at December 31, 2001 and 2000, respectively.

REAL ESTATE AND REAL ESTATE JOINT VENTURES

     Real estate and real estate joint ventures consisted of the following:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2001          2000
                                                              --------      --------
                                                              (DOLLARS IN MILLIONS)
Real estate and real estate joint ventures
  held-for-investment.......................................    $ 96          $ 60
Real estate and real estate joint ventures held-for-sale....      22            63
Valuation allowance.........................................      (3)           (3)
                                                                ----          ----
          Total.............................................      19            60
                                                                ----          ----
Real estate and real estate joint ventures..................    $115          $120
                                                                ====          ====

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2000 AND 1999

     Accumulated depreciation on real estate was $9 million at December 31, 2001 and 2000, respectively.

     Real estate and real estate joint ventures were categorized as follows:

                                                                  DECEMBER 31,
                                                       -----------------------------------
                                                             2001               2000
                                                       ----------------   ----------------
                                                       AMOUNT   PERCENT   AMOUNT   PERCENT
                                                       ------   -------   ------   -------
                                                              (DOLLARS IN MILLIONS)
Office...............................................   $ 83       72%     $ 91       76%
Retail...............................................      8        7%       --        0%
Land.................................................     22       19%       22       18%
Other................................................      2        2%        7        6%
                                                        ----      ---      ----      ---
          Total......................................   $115      100%     $120      100%
                                                        ====      ===      ====      ===

     The Company's real estate holdings are primarily located throughout the United States. At December 31, 2001, approximately 73% of the Company's real estate holdings were located in California.

     Changes in real estate and real estate joint ventures held-for-sale valuation allowance were as follows:

                                                                   YEARS ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                               2001           2000
                                                              -------        -------
                                                              (DOLLARS IN MILLIONS)
Balance at January 1........................................    $(3)           $--
Deductions for writedowns and dispositions..................     --             (3)
                                                                ---            ---
Balance at December 31......................................    $(3)           $(3)
                                                                ===            ===

     Investment expense related to impaired real estate and real estate joint ventures held-for-investment was $0 and $2 million for the years ended December 31, 2001 and 2000, respectively. The carrying value of non-income producing real estate and real estate joint ventures was $0 and $2 million at December 31, 2001 and 2000, respectively.

     The Company owned real estate acquired in satisfaction of debt of $11 million and $9 million at December 31, 2001 and 2000, respectively.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2000 AND 1999

NET INVESTMENT INCOME

     The components of net investment income were as follows:

                                                                YEARS ENDED DECEMBER 31,
                                                          -------------------------------------
                                                                                  PREDECESSOR'S
                                                                                      BASIS
                                                                                  -------------
                                                            2001        2000          1999
                                                          ---------   ---------   -------------
                                                          (DOLLARS IN MILLIONS)
Fixed maturities........................................   $  699      $  705        $  751
Equity securities.......................................        3           1             2
Mortgage loans on real estate...........................      119         133           175
Real estate and real estate joint ventures..............       12           7            25
Policy loans............................................      172         158           145
Other limited partnership interests.....................        1          --            --
Cash, cash equivalents and short-term investments.......       30          35            50
Other...................................................       90          78            32
                                                           ------      ------        ------
          Total.........................................    1,126       1,117         1,180
Less: Investment expenses...............................      (15)         (7)          (20)
                                                           ------      ------        ------
     Net investment income..............................   $1,111      $1,110        $1,160
                                                           ======      ======        ======

NET INVESTMENT GAINS (LOSSES)

     Net realized investment gains (losses), including changes in valuation allowances, were as follows:

                                                                 YEARS ENDED DECEMBER 31,
                                                          --------------------------------------
                                                                                   PREDECESSOR'S
                                                                                       BASIS
                                                                                   -------------
                                                            2001          2000         1999
                                                          --------      --------   -------------
                                                          (DOLLARS IN MILLIONS)
Fixed maturities........................................    $(58)         $(27)        $(260)
Equity securities.......................................      13            --             5
Mortgage loans on real estate...........................     (21)           (3)           --
Real estate and real estate joint ventures..............      (8)           14            36
Other limited partnership interests.....................      (6)           --            --
Sales of businesses.....................................      35            --            43
Other...................................................      42            94            11
                                                            ----          ----         -----
          Total.........................................      (3)           78          (165)
Amounts allocable to deferred policy acquisition
  costs.................................................      15           (28)            8
                                                            ----          ----         -----
          Net realized investment (losses) gains........    $ 12          $ 50         $(157)
                                                            ====          ====         =====

     Investment gains and losses have been reduced by deferred policy acquisition cost, including value of business acquired amortization to the extent that such amortization results from investment gains and losses. This presentation may not be comparable to presentations made by other insurers.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2000 AND 1999

NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income, were as follows:

                                                                 YEARS ENDED DECEMBER 31,
                                                          --------------------------------------
                                                                                   PREDECESSOR'S
                                                                                       BASIS
                                                                                   -------------
                                                            2001          2000         1999
                                                          ---------     --------   -------------
                                                          (DOLLARS IN MILLIONS)
Fixed maturities........................................    $ 156         $ 72         $(660)
Equity securities.......................................        9           (5)            7
Other invested assets...................................       37           45            51
                                                            -----         ----         -----
          Total.........................................      202          112          (602)
                                                            -----         ----         -----
Amounts allocable to deferred policy acquisition
  costs.................................................      (65)         (59)          186
Deferred income taxes...................................      (55)         (24)          170
                                                            -----         ----         -----
          Total.........................................     (120)         (83)          356
                                                            -----         ----         -----
          Net unrealized investment gains (losses)......    $  82         $ 29         $(246)
                                                            =====         ====         =====

     The changes in net unrealized investment gains (losses) included in accumulated other comprehensive income were as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                         -------------------------------------
                                                                                 PREDECESSOR'S
                                                                                     BASIS
                                                                                 -------------
                                                          2001          2000         1999
                                                         -------       -------   -------------
                                                         (DOLLARS IN MILLIONS)
Balance at January 1...................................   $ 29          $ --         $  88
Unrealized investment gains during the year............     90           112            --
Unrealized investment gains (losses) relating to
  deferred policy acquisition costs....................     (6)          (59)         (520)
Deferred income taxes..................................    (31)          (24)          186
                                                          ----          ----         -----
Balance at December 31.................................   $ 82          $ 29         $(246)
                                                          ====          ====         =====
Net change in unrealized investment gains..............   $ 53          $ 29         $ 334
                                                          ====          ====         =====

3.  DERIVATIVE INSTRUMENTS

     The table below provides a summary of the carrying value, notional amount and current market or fair value of derivative financial instruments held at December 31, 2001 and 2000:

                                                   2001                                          2000
                                -------------------------------------------   -------------------------------------------
                                                         CURRENT MARKET                                CURRENT MARKET
                                                          OR FAIR VALUE                                 OR FAIR VALUE
                                CARRYING   NOTIONAL   ---------------------   CARRYING   NOTIONAL   ---------------------
                                 VALUE      AMOUNT    ASSETS   LIABILITIES     VALUE      AMOUNT    ASSETS   LIABILITIES
                                --------   --------   ------   ------------   --------   --------   ------   ------------
                                                                  (DOLLARS IN MILLIONS)
Interest rate swaps...........    $34        $483      $34        $  --         $38       $1,143     $38        $  --
Exchange traded options.......     --          --       --           --           1            4       1           --
                                  ---        ----      ---        -----         ---       ------     ---        -----
Total contractual
  commitments.................    $34        $483      $34        $  --         $39       $1,147     $39        $  --
                                  ===        ====      ===        =====         ===       ======     ===        =====

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2000 AND 1999

     The following is a reconciliation of the notional amounts by derivative type and strategy at December 31, 2001 and 2000:

                                          DECEMBER 31, 2000               TERMINATIONS/   DECEMBER 31, 2001
                                           NOTIONAL AMOUNT    ADDITIONS    MATURITIES      NOTIONAL AMOUNT
                                          -----------------   ---------   -------------   -----------------
                                                                (DOLLARS IN MILLIONS)
BY DERIVATIVE TYPE
Interest rate swaps.....................       $1,143           $  --         $660              $483
Exchange traded options.................            4              --            4                --
                                               ------           -----         ----              ----
Total contractual commitments...........       $1,147           $  --         $664              $483
                                               ======           =====         ====              ====
BY STRATEGY
Liability hedging.......................       $1,147           $  --         $664              $483
                                               ------           -----         ----              ----
Total contractual commitments...........       $1,147           $  --         $664              $483
                                               ======           =====         ====              ====

     The following table presents the notional amounts of derivative financial instruments by maturity at December 31, 2001:

                                                            REMAINING LIFE
                                  -------------------------------------------------------------------
                                  ONE YEAR     AFTER ONE YEAR     AFTER FIVE YEARS
                                  OR LESS    THROUGH FIVE YEARS   THROUGH TEN YEARS   AFTER TEN YEARS   TOTAL
                                  --------   ------------------   -----------------   ---------------   -----
                                                             (DOLLARS IN MILLIONS)
Interest rate swaps.............    $61             $170                $105               $147         $483
                                    ---             ----                ----               ----         ----
Total contractual commitments...    $61             $170                $105               $147         $483
                                    ===             ====                ====               ====         ====

     The following table presents the notional amounts and fair values of derivatives by type of hedge designation at December 31, 2001 and 2000:

                                                            2001                           2000
                                                ----------------------------   ----------------------------
                                                            CURRENT MARKET                 CURRENT MARKET
                                                             OR FAIR VALUE                  OR FAIR VALUE
                                                NOTIONAL   -----------------   NOTIONAL   -----------------
                                                 AMOUNT    ASSET   LIABILITY    AMOUNT    ASSET   LIABILITY
                                                --------   -----   ---------   --------   -----   ---------
BY HEDGE TYPE
Not designated................................    $483      $34       $--       $1,147     $39       $--
                                                  ====      ===       ==        ======     ===       ==

     For the year ended December 31, 2001, the amount of hedge ineffectiveness for fair value and cash flow hedges was insignificant and there were no discontinued fair value or cash flow hedges.

     For the years ended December 31, 2001, 2000 and 1999, the Company recognized net investment income/(loss) of $11 million, $(1) million and $0 million, respectively, from the periodic settlement of interest rate swaps.

     The Company did not have any effective cash flow hedges and since the Company followed mark to market accounting in previous years the Company did not have a SFAS 133 transition adjustment.

     For the year ended December 31, 2001, the Company recognized net investment expense of $1 million and net investment gains of $19 million from derivatives not designated as accounting hedges. The use of these non-speculative derivatives is permitted by the Department.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2000 AND 1999

4.  FAIR VALUE INFORMATION

     The estimated fair values of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

     Amounts related to the Company's financial instruments were as follows:

                                                                   DECEMBER 31, 2001
                                                            --------------------------------
                                                            NOTIONAL   CARRYING   ESTIMATED
                                                             AMOUNT     VALUE     FAIR VALUE
                                                            --------   --------   ----------
                                                                 (DOLLARS IN MILLIONS)
ASSETS:
  Fixed maturities........................................              $9,299      $9,299
  Equity securities.......................................                 110         110
  Mortgage loans on real estate...........................               1,334       1,423
  Policy loans............................................               2,452       2,452
  Short-term investments..................................                 164         164
  Cash and cash equivalents...............................                 535         535
  Mortgage loan commitments...............................    $108          --          --
LIABILITIES:
  Policyholder account balances...........................               6,286       6,188
  Short-term debt.........................................                   9           9
  Long-term debt..........................................                 425         441
OTHER:
  Company-obligated mandatorily redeemable securities of
     subsidiary trusts....................................                 158         158

                                                                   DECEMBER 31, 2000
                                                            --------------------------------
                                                            NOTIONAL   CARRYING   ESTIMATED
                                                             AMOUNT     VALUE     FAIR VALUE
                                                            --------   --------   ----------
                                                                 (DOLLARS IN MILLIONS)
ASSETS:
  Fixed maturities........................................              $8,621      $8,621
  Equity securities.......................................                  29          29
  Mortgage loans on real estate...........................               1,504       1,573
  Policy loans............................................               2,368       2,368
  Short-term investments..................................                  56          56
  Cash and cash equivalents...............................                 598         598
  Mortgage loan commitments...............................    $16           --          --
LIABILITIES:
  Policyholder account balances...........................               5,468       5,658
  Long-term debt..........................................                 299         294

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2000 AND 1999

     The methods and assumptions used to estimate the fair values of financial instruments are summarized as follows:

FIXED MATURITIES AND EQUITY SECURITIES

     The fair value of fixed maturities and equity securities are based upon quotations published by applicable stock exchanges or received from other reliable sources. For securities in which the market values were not readily available, fair values were estimated using quoted market prices of comparable investments.

MORTGAGE LOANS ON REAL ESTATE AND MORTGAGE LOAN COMMITMENTS

     Fair values for mortgage loans on real estate are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. For mortgage loan commitments, the estimated fair value is the net premium or discount of the commitments.

POLICY LOANS

     The carrying values for policy loans approximate fair value.

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The carrying values for cash and cash equivalents and short-term investments approximated fair market values due to the short-term maturities of these instruments.

POLICYHOLDER ACCOUNT BALANCES

     The fair value of policyholder account balances are estimated by discounting expected future cash flows, based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued.

SHORT-TERM AND LONG-TERM DEBT AND COMPANY-OBLIGATED MANDATORILY REDEEMABLE SECURITIES OF SUBSIDIARY TRUSTS

     The fair values of short-term and long-term debt and Company-obligated mandatorily redeemable securities of subsidiary trusts are determined by discounting expected future cash flows, using risk rates currently available for debt with similar terms and remaining maturities.

DERIVATIVE INSTRUMENTS

     The fair value of derivative instruments, including interest rate and exchange-traded options are based upon quotations obtained from dealers or other reliable sources. See Note 3 for derivative fair value disclosures.

5.  EMPLOYEE BENEFIT PLANS

PENSION BENEFIT AND OTHER BENEFIT PLANS

     Effective January 1, 2001, the Company's employees became employees of Metropolitan Life. This transition affected the provision of employee benefit plans as described below:

     The Company continues to sponsor and administer a defined benefit plan covering all existing and eligible active and retired employees as of January 1, 2001. Retirement benefits are based on years of credited service and final average earnings history.

     The Company also continues to offer several non-qualified, defined benefit, and defined contribution plans to existing directors and management associates.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2000 AND 1999

     Prior to January 1, 2001, the Company provided certain health care and life insurance benefits for retired employees. As of January 1, 2001, most postretirement benefits were merged into the postretirement benefit plans of MetLife, Inc. Consistent with the Company's former plan, employees may become eligible for these benefits under the MetLife, Inc. plan if they attain retirement age, with sufficient service, while working for MetLife, Inc.

                                                                         DECEMBER 31,
                                                              -----------------------------------
                                                              PENSION BENEFITS    OTHER BENEFITS
                                                              -----------------   ---------------
                                                               2001      2000      2001     2000
                                                              -------   -------   ------   ------
                                                                     (DOLLARS IN MILLIONS)
Change in projected benefit obligation:
Projected benefit obligation at beginning of year...........   $170      $160      $37      $ 37
  Service cost..............................................      4         7       --         1
  Interest cost.............................................     12        12       --         3
  Acquisitions..............................................    (12)       --       --        --
  Actuarial losses (gains)..................................     10        --        1        (2)
  Curtailments and terminations.............................      1         1       --        --
  Change in benefits........................................      1        (2)      --        --
  Transfers out of controlled groups........................     --        --      (35)       --
  Benefits paid.............................................    (10)       (8)      --        (2)
                                                               ----      ----      ---      ----
Projected benefit obligation at end of year.................    176       170        3        37
                                                               ----      ----      ---      ----
Change in plan assets:
Contract value of plan assets at beginning of year..........    175       179       --        --
  Actual return on plan assets..............................     (4)        2       --        --
  Acquisitions..............................................    (11)       --       --        --
  Employer contribution.....................................      3         2       --         2
  Benefits paid.............................................    (10)       (8)      --        (2)
                                                               ----      ----      ---      ----
Contract value of plan assets at end of year................    153       175       --        --
                                                               ----      ----      ---      ----
Over (under) funded.........................................    (23)        5       (3)      (37)
Unrecognized net asset at transition........................     36        --       --        --
Unrecognized net actuarial losses (gains)...................      1        15       --        (2)
Unrecognized prior service cost.............................     --        (2)      --        --
                                                               ----      ----      ---      ----
Prepaid (accrued) benefit cost..............................   $ 14      $ 18      $(3)     $(39)
                                                               ====      ====      ===      ====
Qualified plan prepaid pension cost.........................   $ 57      $ 61
Non-qualified plan accrued pension cost.....................    (44)      (43)
Unamortized prior service cost..............................      1        --
                                                               ----      ----
Prepaid benefit cost........................................   $ 14      $ 18
                                                               ====      ====

     MetLife, Inc. provides postemployment benefits for eligible employees as of this transition date.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2000 AND 1999

     The aggregate projected benefit obligation and aggregate contract value of plan assets for the pension plans were as follows:

                                                           NON-QUALIFIED
                                         QUALIFIED PLAN        PLAN            TOTAL
                                         ---------------   -------------   -------------
                                          2001     2000    2001    2000    2001    2000
                                         ------   ------   -----   -----   -----   -----
                                                      (DOLLARS IN MILLIONS)
Aggregate projected benefit
  obligation...........................  $(129)   $(127)   $(47)   $(43)   $(176)  $(170)
Aggregate contract value of plan assets
  (principally Company contracts)......    153      175      --      --      153     175
                                         -----    -----    ----    ----    -----   -----
Over (under) funded....................  $  24    $  48    $(47)   $(43)   $ (23)  $   5
                                         =====    =====    ====    ====    =====   =====

     The assumptions used in determining the aggregate projected benefit obligation and aggregate contract value for the pension and other benefits were as follows:

                                                       PENSION BENEFITS    OTHER BENEFITS
                                                      ------------------   ---------------
                                                         2001       2000    2001     2000
                                                      -----------   ----   ------   ------
                                                             (DOLLARS IN MILLIONS)
Weighted average assumptions at December 31:
Discount rate.......................................     7.40%      7.50%   7.50%    7.50%
Expected rate of return on plan assets..............     9.00%      9.00%    N/A      N/A
Rate of compensation increase.......................  4.95%-5.45%   4.95%    N/A      N/A

     The assumed health care cost trend rates used in measuring the accumulated nonpension postretirement benefit obligation were as follows:

                                                              2001   2000
                                                              ----   ----
Present rate, eligible benefits before age 65...............   9.5%  6.5%
Present rate, eligible benefits age 65 and after............  11.5%  6.0%

     The health care cost trend rates are projected to decline gradually to 5.0% by 2006 and to remain at that level thereafter.

     A one percentage point change in assumed health care cost trend rates would not have a material impact on the Company's operations.

     The components of net periodic benefit cost were as follows:

                                                            PENSION BENEFITS    OTHER BENEFITS
                                                            -----------------   ---------------
                                                             2001      2000      2001     2000
                                                            -------   -------   ------   ------
                                                                   (DOLLARS IN MILLIONS)
Service cost..............................................   $  4      $  7       $--      $1
Interest cost.............................................     12        12       --        2
Expected return on plan assets............................    (14)      (16)      --        .
Amortization of prior actuarial gains.....................     --        --       --       --
Curtailment (credit) cost.................................      6         1       --       --
                                                             ----      ----       --       --
Net periodic benefit (credit) cost........................   $  8      $  4       $--      $3
                                                             ====      ====       ==       ==

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2000 AND 1999

SAVINGS AND INVESTMENT PLANS

     The Company sponsored savings and investment plans for substantially all employees under which the Company matched a portion of employee contributions. The Company contributed $2 million, for the years ended December 31, 2000 and 1999. The Company 401K Plan was merged into Metropolitan Life's SIP plan effective January 1, 2001. All contributions to the SIP plan are made by Metropolitan Life.

6.  SEPARATE ACCOUNTS

     Separate accounts reflect non-guaranteed separate accounts totaling $6,716 million and $6,948 million at December 31, 2001 and 2000, respectively, for which the policyholder assumes the investment risk.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $146 million and $124 million for the years ended December 31, 2001 and 2000 respectively.

7.  DEBT

     Debt consisted of the following:

                                                              DECEMBER 31,
                                                              -------------
                                                              2001    2000
                                                              -----   -----
                                                               (DOLLARS IN
                                                                MILLIONS)
Surplus notes, interest rate 7.625%, maturity date 2024.....  $ 97    $ 97
Fixed rate notes, interest rates ranging from 4.460% to 12%,
  maturity dates ranging from 2004 to 2019..................    30     103
Senior notes, interest rates ranging from 6.750% to 7.250%,
  maturity dates ranging from 2006 to 2011..................   298      98
Other notes with varying interest rates.....................    --       1
                                                              ----    ----
Total long-term debt........................................   425     299
Total short-term debt.......................................     9      --
                                                              ----    ----
          Total.............................................  $434    $299
                                                              ====    ====

     RGA maintains committed and unsecured credit facilities aggregating $180 million (one facility of $140 million, one facility of $18 million and one facility of $22 million, all expiring in 2005). At December 31, 2001 RGA had drawn approximately $24 million under these facilities at interest rates ranging from 4.40% to 4.97%. At December 31, 2001, $342 million and $34 million in letters of credit from various banks were outstanding between the subsidiaries of RGA and unaffiliated entities, respectively.

     On March 1, 2001, RGA entered into a term loan agreement and note whereby it borrowed $75.0 million from MetLife Credit Corp., an affiliate of Metropolitan Life at an interest rate of 75.5 basis points over the 30-day AA financial discount rate on commercial paper. RGA used the proceeds to prepay and terminate a $75.0 million term loan note with General American.

     On December 19, 2001, RGA issued 6.75% Senior Notes with face value of $200.0 million. These senior notes have been registered with the SEC. The net proceeds from the offering were approximately $198.5 million and were used to pay down a balance of $120 million on a revolving credit facility and to prepay and terminate the $75 million term loan with MetLife Credit Corp. Capitalized issuance costs were $2.1 million.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2000 AND 1999

     The aggregate maturities of long-term debt for the Company are $15 million in 2004, $11 million in 2005, $98 million in 2006 and $301 million thereafter.

     Short-term debt of the Company consisted of short-term debt with a interest rate of 6.50% and maturity of 30 days at December 31, 2001.

     Interest expense related to the Company's indebtedness was $38 million and $33 million for the years ended December 31, 2001 and 2000, respectively.

8.  COMPANY-OBLIGATED MANDATORILY REDEEMABLE SECURITIES OF SUBSIDIARY TRUSTS

     In December 2001, RGA through its wholly-owned trust RGA Capital Trust I (the "Trust") issued 4,500,000 Preferred Income Equity Redeemable Securities ("PIERS") Units. Each PIERS unit consists of (i) a preferred security issued by the Trust, having a stated liquidation amount of $50 per unit, representing an undivided beneficial ownership interest in the assets of the Trust, which consist solely of junior subordinated debentures issued by RGA which have a principal amount at maturity of $50 and a stated maturity of March 18, 2051 and
(ii) a warrant to purchase, at any time prior to December 15, 2050, 1.2508 shares of RGA stock at an exercise price of $50. The fair market value of the warrant on the issuance date was $14.87 and is detachable from the preferred security. RGA fully and unconditionally guarantees, on a subordinated basis, the obligations of the Trust under the preferred securities. The preferred securities and subordinated debentures were issued at a discount (original issue discount) to the face or liquidation value of $14.87 per security. The securities will accrete to their $50 face/liquidation value over the life of the security on a level yield basis. The weighted average effective interest rate on the preferred securities and the subordinated debentures is 8.25% per annum. Capital securities outstanding at December 31, 2001 were $158 million, net of unamortized discount of $67 million.

9.  COMMITMENTS AND CONTINGENCIES

     Over the past several years the Company has faced numerous claims, including class action lawsuits, alleging improper marketing and sales of individual life insurance policies or annuities. These lawsuits are generally referred to as "sales practices claims."

     A sales practices class action against the Company has been settled and approved by the United States District Court for the Eastern District of Missouri, and affirmed by the appellate court in October 2001. This case involves approximately 250,000 life insurance policies sold during the period January 1, 1982 through December 31, 1996. A petition for writ of certiorari to the United States Supreme Court has been filed by objectors to the settlement. Implementation of the Company class action settlement is proceeding. The Company expects that the total cost of its class action settlement will be approximately $68 million.

     Certain class members have opted out of the class action settlement described above and have brought or continued non-class action sales practices lawsuits. As of December 31, 2001, there are approximately 40 sales practices lawsuits pending against the Company. The Company continues to defend itself against these lawsuits vigorously. Some individual sales practices claims have been resolved through settlement. Most of the current cases seek substantial damages, including in some cases punitive and treble damages and attorneys' fees. Additional litigation relating to the Company's marketing and sales of individual life insurance may be commenced in the future.

     The Company believes adequate provision has been made in its financial statements for all reasonably probable and estimable losses for sales practices claims.

     Regulatory authorities in one state have had an investigation or inquiry relating to the Company's sales of individual life insurance policies or annuities. This investigation by regulatory authorities was resolved for monetary payments and certain other relief.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2000 AND 1999

     The Company has received and responded to subpoenas for documents and other information from the office of the U.S. Attorney for the Eastern District of Missouri with respect to certain administrative services provided by its former Medicare Unit during the period January 1, 1988 through December 31, 1998, which services ended and which Unit was disbanded prior to MetLife's acquisition of the Company. The subpoenas were issued as part of the Government's criminal investigation alleging that the Company's former Medicare Unit engaged in improper billing and claims payment practices. The Government is also conducting a civil investigation under the federal False Claims Act. The Company is cooperating fully with the Government's investigation. General American and the Government have reached an agreement in principle to resolve all issues through a civil settlement. The Company has recorded an accrual for this settlement. The agreement is subject to approvals and there can be no assurance that it will be approved.

     Various litigation, claims, and assessments against the Company, in addition to those discussed above and those otherwise provided for in the Company's financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor, and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

     It is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses. In some of the matters referred to above, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's financial position, operating results or cash flows.

10.  ACQUISITIONS AND DISPOSITIONS

     On July 2, 2001, the Company and MetLife completed the sale of Conning. Conning specializes in asset management for insurance company investment portfolios and investment research. The Company and MetLife received $84 million in the transaction and the Company reported a gain of approximately $36 million, net of income taxes of $14 million.

     On April 18, 2000, MetLife completed its tender offer for all outstanding shares of Conning common stock not already owned by General American for $73 million.

     NaviSys, a wholly owned subsidiary of the Company was sold through two transactions in June, 2000 and November, 2000. The first transaction was a sale of a portion of the business to a business operated by former members of NaviSys management. The proceeds from the sale were $47 million in cash and 2,000,000 shares of common stock of the buyer, representing 10% of the fully diluted ownership of the buyer. The November transaction involved sale of certain assets of the remaining NaviSys business to Liberty Insurance Services Corporation for $10 million in cash before normal purchase price adjustments. There was a $1 million loss in the aggregate on the above mentioned transactions. The Company continues to own the corporation that was formerly NaviSys, now known as Krisman, Inc.

     On January 1, 2000, the Company exited the Group Health business through the Asset Purchase Agreement and related reinsurance arrangements with Great-West Life & Annuity Insurance Company ("Great-West"). This agreement also includes any life business that is directly associated with the health business. The Company was required to reimburse Great-West for up to $10 million in net operating losses incurred during 2000. Actual results of

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2000 AND 1999

operations exceeded the limitation and no reimbursement was required. The Company has received $11 million from Great West in 2001 as a result of the working capital adjustment in accordance with the terms of the Asset Purchase Agreement, which was recorded as income.

     On September 30, 1999, the Company sold its 100 percent ownership in Consultec, LLC to ACS Enterprise Solutions, Inc. Proceeds received net of expenses were $66 million and the realized gain, net of tax, on the sale was $28 million.

11.  RELATED PARTY TRANSACTIONS

     In October 2001, GenAmerica contributed GAMCO, which had a value of $37 million, to the Company.

     In December 2001, the Company paid $8 million in dividends to GenAmerica.

     In January 2000, GenAmerica contributed NaviSys, which had a value of $27 million, to GenAm Holding Company, a subsidiary of the Company.

     In 1999, GenAmerica made capital contributions to the Company of $38 million, $10 million of NaviSys equity, and $20 million of NaviSys bonds. The $38 million contribution consisted of a promissory note from an unrelated party, and was expensed by the Company after it was forgiven under a settlement agreement.

     The following related party transactions occurred in the connection with MetLife's acquisition of GenAmerica:

     The Company paid $40 million to MetLife during 1999 which was returned to GAMHC at the closing on January 6, 2000. This transaction was recorded as a dividend by the Company to GAMHC in the accompanying financial statements.

     GenAmerica contributed $15 million and $300 million of capital to the Company on June 30 and December 26, 2000, respectively.

     MetLife is to indemnify GAMHC for tax refunds attributable to the 1999 tax year per the stock purchase agreement. At December 31, 1999, the Company had a $86 million accrued tax receivable. During 2000, MetLife paid the Company $77 million. In addition, GAMHC is to indemnify MetLife for certain tax liabilities relating to prior years.

     During 1999, the Company paid and expensed approximately $20 million to MetLife as consideration for MetLife's willingness to accept the funding agreement business of the Company as described in Note 1.

     During 1999, GenAmerica paid and expensed $12 million of investment advisory fees related to its acquisition, for which GAMHC and GenAmerica were jointly and severably liable. No costs were incurred in 2000.

     RGA has reinsurance transactions between MetLife and certain of its subsidiaries. Under these agreements, RGA reflected net assumed premiums of approximately $112 million, $110 million, and $108 million in 2001, 2000 and 1999, respectively. The earned premiums reflect the net of business assumed from and ceded to MetLife and its subsidiaries. The pre-tax underwriting gain on this business was approximately $18 million, $17 million and $12 million in 2001, 2000 and 1999, respectively.

     In 2001, the Company entered into a reinsurance agreement with Exeter Reassurance Company, Limited, a subsidiary of MetLife. Under this agreement, the Company reflected ceded premiums of approximately $22 million.

     These transactions are based upon agreed-upon amounts that might differ from amounts that would be charged if such transactions were among third parties.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2000 AND 1999

12.  INCOME TAXES

     The provision (benefit) for income taxes was as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                                            PREDECESSOR'S
                                                                                BASIS
                                                                            -------------
                                                              2001   2000       1999
                                                              ----   ----   -------------
                                                              (DOLLARS IN
                                                               MILLIONS)
Current:
  Federal...................................................  $46    $ 6        $(36)
  Foreign...................................................    9     (1)         12
                                                              ---    ---        ----
                                                               55      5         (24)
                                                              ---    ---        ----
Deferred:
  Federal...................................................    6     45         (68)
  Foreign...................................................   (1)    11           8
                                                              ---    ---        ----
                                                                5     56         (60)
                                                              ---    ---        ----
Provision (benefit) for income taxes........................  $60    $61        $(84)
                                                              ===    ===        ====

     Reconciliations of the income tax provision (benefit) at the U.S. statutory rate to the provision (benefit) for income taxes as reported were as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                                            PREDECESSOR'S
                                                                                BASIS
                                                                            -------------
                                                              2001   2000       1999
                                                              ----   ----   -------------
                                                              (DOLLARS IN
                                                               MILLIONS)
Tax provision at U.S. statutory rate........................  $34    $61        $(83)
Tax effect of:
  Foreign tax rate in excess of U.S. tax rate...............   (3)     1           1
  Tax preferred investment income...........................   (2)     2          (4)
  Tax credits...............................................   (6)    (7)         (7)
  Litigation related........................................   14
  State tax net of federal benefit..........................    3     --           2
  Corporate owned life insurance............................    4     (4)         (3)
  Goodwill amortization.....................................    7      4           2
  Valuation allowance for carryforward items................    4     --           6
  Sale of subsidiaries......................................    5      5          --
  Other, net................................................   --     (1)          2
                                                              ---    ---        ----
Provision for income taxes..................................  $60    $61        $(84)
                                                              ===    ===        ====

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2000 AND 1999

     Deferred income taxes represent the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                              DECEMBER 31,
                                                              ------------
                                                              2001    2000
                                                              -----   ----
                                                              (DOLLARS IN
                                                               MILLIONS)
Deferred income tax assets:
  Reserve for future policy benefits........................  $ 124   $  2
  Employee benefits.........................................     36     35
  Investments...............................................     64    106
  Loss and credit carryforwards.............................    255    196
  Other, net................................................    107     74
                                                              -----   ----
                                                                586    413
  Less: valuation allowance.................................     15      8
                                                              -----   ----
                                                                571    405
                                                              -----   ----
Deferred income tax liabilities:
  Deferred policy acquisition costs.........................    510    398
  Net unrealized investment gains...........................     59      7
  Other.....................................................    105     71
                                                              -----   ----
                                                                674    476
                                                              -----   ----
Net deferred income tax liability...........................  $(103)  $(71)
                                                              =====   ====

     The Company has not recognized a deferred tax liability for the undistributed earnings of its wholly owned domestic and foreign subsidiaries because the Company currently does not expect those unremitted earnings to become taxable to the Company in the foreseeable future. This is due to the fact that the unremitted earnings will not be repatriated in the foreseeable future, or because those unremitted earnings that may be repatriated will not be taxable through the application of tax planning strategies that management would utilize.

     The Company believes that it is more likely than not that the deferred tax assets established will be realized except for the amount of the valuation allowance. As of December 31, 2001 and 2000, a valuation allowance for deferred tax assets of approximately $15 million and $8 million respectively, was provided on the capital losses of RGA, Inc. and the net operating losses of RGA's Australian, Argentine, South African and U.K. subsidiaries. At December 31, 2001, the Company's subsidiaries had net operating loss carryforwards of $521 million and capital loss carryforwards of $127 million. The remaining loss carryforwards are expected to be utilized during the period allowed.

     The Company has been audited by the Internal Revenue Service for the years through and including 1994. The Company is being audited for the years 1995-2000. The Company believes that any adjustments that might be required for open years will not have a material effect on the Company's consolidated financial statements. During 2001, 2000 and 1999 the Company paid/(received refunds of) taxes totalling approximately $38 million, ($64) million and $77 million respectively. The Company is party to a written tax sharing agreement.

13.  REINSURANCE

     The Company's life insurance operations participate in reinsurance in order to limit losses, minimize exposure to large risks, and to provide additional capacity for future growth. Risks in excess of $4 million on single

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2000 AND 1999

survivorship policies and joint survivorship policies are 100 percent coinsured. Life reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term and coinsurance. The Company uses excess of loss and quota share reinsurance arrangements to limit its maximum loss, provide greater diversification of risk and minimize exposure to larger risks. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements.

     The amounts in the consolidated statements of income are presented net of reinsurance ceded. The effects of reinsurance were as follows:

                                                                YEARS ENDED DECEMBER 31,
                                                          -------------------------------------
                                                                                  PREDECESSOR'S
                                                                                      BASIS
                                                                                  -------------
                                                            2001        2000          1999
                                                          ---------   ---------   -------------
                                                          (DOLLARS IN MILLIONS)
Direct premiums.........................................   $  553      $  705        $1,140
Reinsurance assumed.....................................    1,841       1,772         1,668
Reinsurance ceded.......................................     (304)       (527)         (417)
                                                           ------      ------        ------
Net premiums............................................   $2,090      $1,950        $2,391
                                                           ======      ======        ======
Reinsurance recoveries netted against policyholder
  benefits..............................................   $  106      $  117        $  216
                                                           ======      ======        ======

     Reinsurance recoverables, included in premiums and other receivables, were $451 million and $456 million at December 31, 2001 and 2000, respectively. Reinsurance and ceded commissions payables, included in other liabilities, were $145 million and $50 million at December 31, 2001 and 2000, respectively.

14.  STOCKHOLDER'S EQUITY

DIVIDEND RESTRICTIONS

     The Company and its insurance subsidiaries are subject to limitations on the payment of dividends to their parents. Generally, dividends during any year may not be paid without prior regulatory approval, in excess of the lessor of (and with respect to life and health subsidiaries in Missouri, in excess of the greater of): (a) ten percent of the insurance subsidiaries' statutory surplus as of the preceding December 31 or (b) the insurance subsidiaries' statutory gain from operations for the preceding year. As of December 31, 2001, the Company could pay GenAmerica a stockholder dividend of $77 million without prior approval of the Department.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2000 AND 1999

15.  STATUTORY EQUITY AND INCOME

     The reconciliations of insurance subsidiaries' statutory capital and surplus determined in accordance with accounting practices prescribed or permitted by insurance regulatory authorities, with stockholder's equity determined in conformity with generally accepted accounting principles were as follows:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2001        2000
                                                              ---------   ---------
                                                              (DOLLARS IN MILLIONS)
Statutory capital and surplus...............................   $  777      $  986
GAAP adjustments for:
  Future policy benefits and policyholders account
     balances...............................................     (710)       (985)
  Deferred policy acquisition costs.........................    1,864       1,588
  Deferred income taxes.....................................     (208)        137
  Valuation of investments..................................      494         220
  Statutory asset valuation reserves........................       83          67
  Statutory interest maintenance reserve....................        5           6
  Surplus notes.............................................     (107)       (107)
  Change in nonadmitted assets..............................      201         147
  Other, net................................................     (475)       (252)
                                                               ------      ------
Stockholder's Equity........................................   $1,924      $1,807
                                                               ======      ======

     The National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles (the "Codification"), which is intended to standardize regulatory accounting and reporting to state insurance departments and became effective January 1, 2001. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Department required adoption of the Codification, with certain modifications, for the preparation of statutory financial statements effective January 1, 2001. The impact of adoption did not materially impact statutory capital and surplus. Further modifications by state insurance departments may impact the effect of the Codification on the Company's statutory surplus and capital.

     Statutory net loss of the Company, as filed with the Missouri Insurance Department, was $111 million, $42 million, and $121 million for the years ended 2001, 2000 and 1999, respectively; statutory capital and surplus, as filed was $777 million and $986 million at December 31, 2001 and 2000, respectively.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2000 AND 1999



16.  OTHER COMPREHENSIVE INCOME (LOSS)


     The following table sets forth the reclassification adjustments required for the years ended December 31, 2001 and 2000 to avoid double-counting in other comprehensive income items that are included as part of net income for the current year that have been reported as a part of other comprehensive income in the current or prior year:


                                                                           PREDECESSOR'S
                                                                               BASIS
                                                                           -------------
                                                            2001    2000       1999
                                                            ----    ----   -------------
                                                            (DOLLARS IN
                                                             MILLIONS)
Holding gains (losses) on investments arising during the
  year....................................................  $133    $ 93       $(754)
Income tax effect of holding gains or losses..............   (55)    (40)        267
Reclassification adjustments:
  Recognized holding losses (gains) included in current
     year income..........................................    30     (40)        234
  Amortization of premium and discount on investments.....   (64)     16         (81)
  Recognized holding losses allocated to other
     policyholder amounts.................................   (15)     --          --
  Income tax effect.......................................    20      --          --
Allocation of holding losses on investments relating to
  other policyholder amounts..............................     7      --          --
Income tax effect of allocation of holding losses to other
  policyholder amounts....................................    (3)     --          --
                                                            ----    ----       -----
Net unrealized investment gains (losses)..................    53      29        (334)
                                                            ----    ----       -----
Foreign currency translation adjustments arising during
  the year................................................     2     (10)         13
                                                            ----    ----       -----
Other comprehensive income (loss).........................  $ 55    $ 19       $(321)
                                                            ====    ====       =====

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                                 700 MARKET ST.
                              ST. LOUIS, MO 63101

                                    RECEIPT

This is to acknowledge receipt of a American Vision Series VUL 2002 Prospectus dated May 1, 2002. This Variable Life Policy is offered by General American Life Insurance Company.

-----------------------------------------------------       -----------------------------------------------------
                       (Date)                                               (Client's Signature)

                                    PART II

                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

Section 351.355 of the Missouri General and Business Corporation Law, in brief, allows a corporation to indemnify any person who is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. When any person was or is a party or is threatened to be made a party in an action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the Fact that he is or was a director, officer, employee, or agent of the corporation, indemnification may be paid unless such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation. In the event of such a determination indemnification is allowed if a court determines that the person is fairly and reasonably entitled to indemnity. A corporation has the power to give any further indemnity to any person who is or was a director, officer, employee, or agent, provided for in the articles of incorporation or as authorized by any by-law which has been adopted by vote of the shareholders, provided that no such indemnity shall indemnify any person's conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest, or willful misconduct.

In accordance with Missouri law, General American's Board of Directors, at its meeting on 19 November 1987, and the policyholders of General American at the annual meeting held on 26 January 1988, adopted the following resolutions:

           "BE IT RESOLVED THAT
          1. The company shall indemnify any person who is, or was a director, officer, or employee of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any and all expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement, actually and reasonably incurred by him or her in connection with any civil, criminal, administrative, or investigative action, proceeding, or claim (including an action by or in the right of the company), by reason of the fact that he or she was serving in such capacity if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company; provided that such person's conduct is not finally adjudged to have been knowingly fraudulent, deliberately dishonest, or willful misconduct.

          2. The indemnification provided herein shall not be deemed exclusive of any other rights to which a director, officer or employee may be entitled under any agreement, vote of policyholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity which holding such office, and shall continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of the heirs, executors and administrators of such a person."

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                   REPRESENTATIONS PURSUANT TO SECTION 26(F)

General American Life Insurance Company hereby represents that the fees and charges deducted under the Policies described in the prospectus are, in the aggregate, reasonable in relation to the services rendered, the expenses expected, and the risks assumed by General American Life Insurance Company.


                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     The facing sheet.

     A reconciliation and tie-in of the information shown in the prospectus with the items of Form N-8B-2.

     The prospectus consisting of 172 pages.

     The undertaking to file reports.

     The undertaking pursuant to Rule 484(b) under the Securities Act of 1933.

     Representations.

     The signatures.

Written consents of the following persons:

               Matthew P. McCauley, Esq. (see Exhibit 3(i) below)
               James J. Reilly, Jr., FSA, MAAA (see Exhibit 3(ii) below) Sutherland Asbill & Brennan LLP (see Exhibit 6 below) Independent Auditors (see Exhibit 11 below)

     The following exhibits:

1.A.(1)              Resolution of the Board of Directors of General American
                     authorizing establishment of the Separate Account 3
    (2)              None
    (3) (a)          Principal Underwriting Agreement between General American
                     Distributors, Inc. and General American Life Insurance
                     Company 7
        (b)          Form of Selling Agreement between General American Life
                     Insurance Company, General American Distributors, Inc.
                     and other companies 7
        (c)          Commission Schedule for Policies
    (4)              None
    (5) (a)          Specimen of Policy 8
        (b)          Specimen of Policy (final)
        (c)          Riders to the Policy 8
        (d)          Riders to the Policy (final)
    (6) (a)          Amended Charter and Articles of Incorporation of General
                     American 1
        (b)          Amended and restated By-Laws of General American 1
    (7)              None
    (8)              None
    (9)              None
   (10)              Specimen of Application for Policy 8
2.                   See Exhibit 3(i)
3.(i)                Opinion and Consent of Matthew P. McCauley, Esquire
  (ii)               Opinion and Consent of James J. Reilly, Jr., FSA, MAAA
4.                   None
5.                   Inapplicable
6.                   Consent of Sutherland Asbill & Brennan LLP
7.(i)                Powers of Attorney 6
  (ii)               Powers of Attorney 9
8.                   Inapplicable
9.                   Inapplicable
10.                  Inapplicable
11.                  Consents of Independent Auditors
12.                  Inapplicable

13. (i) Memorandum describing General American's issuance, transfer, and redemption procedures for the Policies pursuant to Rule
          6e-3(T)(b)(13)(v)(B) and General American's procedure for conversion to a fixed benefit policy pursuant to Rule 6e-3(T)(b)(13)(v)(B). 3

14. (i) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and General American Life Insurance Company 4

(ii) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and General American Life Insurance Company 4

(iii) Participation Agreement among General American Life Insurance Company, SEI Insurance Products Trust and SEI Investments Distribution Company 4

(iv) Participation Agreement among Metropolitan Series Fund, Inc., Metropolitan Life Insurance Company and General American Life Insurance Company 5

(v) Participation Agreement among New England Zenith Fund, New England Investment Management, Inc., New England Securities Corporation and General American Life Insurance Company 5

(vi) Form of Participation Agreement among Met Investors Series Trust, Met Investors Advisory Corp., General American Distributors, Inc. and General American Life Insurance Company 9






                                      11-5

     (viii) Form of Participation Agreement among American Funds Insurance Series, Capital Research and Management Company, General American Distributors, Inc. and General American Life Insurance Company 9


-------------------

1 Incorporated by reference to the initial filing of the Registration Statement, File No. 333-53477 (VUL 98), on May 22, 1998.

2 Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement, File No. 333-53477 (VUL 98), July 31, 1998.

3 Incorporated by reference to the Post-Effective Amendment No. 16 to the Registration Statement, File No. 333-10146, (VUL 95), April 28, 2000.

4 Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement, File No. 333-53477 (VUL 98), April 28, 2000.

5 Incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement, File No. 333-83625 (Destiny), May 1, 2001.

6 Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement, File No. 333-53477 (VUL 98), May 1, 2001.

7 Incorporated by reference to the Registration Statement, File No. 333-64216 (EBVUL), filed June 29, 2001.

8 Incorporated by reference to the Registration Statement, File No. 333-73672, filed November 19, 2001.

9 Incorporated by reference to Post-Effective Amendment No. 5 to the Registration Statement, File No. 333-53477 (VUL 98), April 30, 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, General American Life Insurance Company and General American Separate Account Eleven have duly caused this Registration Statement to be signed on their behalf by the undersigned thereunto duly authorized, and the seal of General American Life Insurance Company to be hereunto affixed and attested, all in the City of St. Louis, State of Missouri, on the 30th day of April, 2002.


                                        GENERAL AMERICAN SEPARATE
                                        ACCOUNT ELEVEN (Registrant)

(SEAL)                                  BY: GENERAL AMERICAN LIFE
                                         INSURANCE COMPANY (for
                                        Registrant and as Depositor)

Attest: /s/ Joyce W. Hillebrand           By: /s/ Matthew P. McCauley
       -------------------------             --------------------------
        Joyce W. Hillebrand                   Matthew P. McCauley
        Assistant Secretary                   General Counsel

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on April 30, 2002.


Signature                                            Title
---------                                            -----

         **                             Chairman, President and Chief
--------------------------------        Executive Officer (Principal
James M. Benson                               Executive Officer)


        **                                Vice President and Chief
--------------------------------        Financial Officer (Principal
Timothy J. Klopfenstein                      Accounting Officer)

        *                                          Director
--------------------------------
William E. Cornelius

        *                                          Director
--------------------------------
John C. Danforth

        **                                         Director
--------------------------------
Arnold W. Donald

        *                                          Director
--------------------------------
Jerald L. Kent

        *                                          Director
--------------------------------
Stewart G. Nagler

        *                                         Director
_____________________
Craig D. Schnuck


        *                                         Director
_____________________
William P. Stiritz


        *                                         Director
_____________________
Andrew C. Taylor


        *                                         Director
_____________________
Robert L. Virgil, Jr.


        *                                         Director
_____________________
Lisa M. Weber


        *                                         Director
_____________________
Virginia V. Weldon



By:  /s/ Matthew P. McCauley
    __________________________
    Matthew P. McCauley


* Original powers of attorney authorizing the Registrant's Secretary and Assistant Secretaries as well as William L. Hutton, and Christopher A. Martin to sign this Registration Statement and Amendments thereto on behalf of the Board of Directors of General American Life Insurance Company were filed with Post-Effective Amendment No. 4 to the Variable Account's Form S-6 Registration Statement, File No. 333-53477, on May 1, 2001.

** Original powers of attorney authorizing the Registrant's Secretary and Assistant Secretaries as well as William L. Hutton, and Christopher A. Martin to sign this Registration Statement and Amendments thereto on behalf of the Board of Directors of General American Life Insurance Company were filed with Post-Effective Amendment No. 5 to the Variable Account's Form S-6 Registration Statement, File No. 333-53477, on April 30, 2002.

                               Index to Exhibits

Exhibit Number        Description
--------------        -----------
  1.A.3(c)            Commission Schedule

  1.A. (5)(b)         Form of American Vision Series VUL Policy (Final)

  1.A. (5)(d)         Riders to the Policy (Final)

  3.   (i)            Opinion and Consent of Matthew P. McCauley, Esq.

  3.   (ii)           Opinion and Consent of James J. Reilly, Jr., F.S.A.,
                      M.A.A.A.

  6.                  Consent of Sutherland Asbill & Brennan LLP

  11.                 Consents of the Independent Auditor